As filed with the Securities and Exchange Commission on March 31, 2021.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ICON PUBLIC LIMITED COMPANY
(Exact Name of Registrant as Specified in its Charter)
Ireland (State or other jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number)	Not Applicable (IRS Employer Identification Number)
South County Business Park
Leopardstown
Dublin 18, Ireland
Tel: +353-1-291-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent of service)
With copies to:
William M. Hartnett Kimberly C. Petillo-Décossard Ross E. Sturman Cahill Gordon & Reindel LLP 32 Old Slip New York, NY 10005 (212) 701-3000	Diarmaid Cunningham General Counsel ICON plc South County Business Park Leopardstown Dublin 18, Ireland Tel: +353-1-291-2000	Christopher L. Gaenzle Corporate Secretary PRA Health Sciences, Inc. 4130 ParkLake Avenue Suite 400 Raleigh, NC 27612 (919) 786-8200	Krishna Veeraraghavan Laura C. Turano Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effectiveness of this registration statement and upon completion of the merger described in the enclosed joint proxy statement/prospectus.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
U.S. Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
U.S. Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
 ☐ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐
†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
ordinary shares, par value €0.06 per share	28,831,766(1)	N/A	$4,752,523,444.05(2)	$518,500.31(3)
(1)
The number of ordinary shares, par value €0.06 each, of the registrant (“ICON ordinary shares”) being registered upon completion of the merger of a wholly owned subsidiary of the registrant with and into PRA Health Sciences, Inc. (“PRA”) described in the joint proxy statement/prospectus contained herein is based upon (a) the sum of (i) 64,765,169, an estimate of the maximum number of shares of PRA common stock, par value $0.01 per share (“PRA common stock”) outstanding as of March 26, 2021 and (ii) 5,130,021, the estimated maximum number of shares of PRA common stock issuable or expected to be issued in connection with the merger (including shares of PRA common stock underlying or issuable in respect of or pursuant to PRA stock options, PRA restricted stock, PRA restricted stock units, PRA’s stock purchase plan and each PRA stock plan), multiplied by (b) the exchange ratio of 0.4125 of one ICON ordinary share for each share of PRA common stock.

(2)
Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (i) the product of (A) $148.00, the average of the high and low prices per share of PRA common stock on March 25, 2021, as quoted on the Nasdaq Global Select Market and (B) 69,895,190, the estimated maximum number of shares of PRA common stock that may be exchanged in the merger (including shares of PRA common stock underlying or issuable in respect of or pursuant to PRA stock options, PRA restricted stock, PRA restricted stock units, PRA’s stock purchase plan and each PRA stock plan), less (ii) $5,591,615,200.00, the amount of cash consideration to be paid by the registrant in connection with the merger.

(3)
The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act, by multiplying the proposed maximum aggregate offering price for the securities by 0.0001091.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
PRELIMINARY, SUBJECT TO COMPLETION, DATED MARCH 31, 2021
NOTICE OF MEETING AND PROSPECTUS OF ICON PLC	NOTICE OF MEETING AND PROXY STATEMENT OF PRA HEALTH SCIENCES, INC.

YOUR VOTE IS VERY IMPORTANT
On February 24, 2021, ICON public limited company (which is referred to as ICON), ICON US Holdings Inc., a wholly owned subsidiary of ICON (which is referred to as US HoldCo), Indigo Merger Sub, Inc., a wholly owned subsidiary of ICON and US HoldCo (which is referred to as Merger Sub), and PRA Health Sciences, Inc. (which is referred to as PRA) entered into an Agreement and Plan of Merger (which, as it may be amended from time to time, is referred to as the merger agreement) that provides for the acquisition of PRA by ICON. Pursuant to the terms of the merger agreement, Merger Sub will merge with and into PRA, which is referred to as the merger, with PRA surviving as a wholly owned subsidiary of ICON and US HoldCo.
Upon successful completion of the merger, each issued and outstanding share of PRA common stock (other than excluded shares and dissenting shares as described in the merger agreement) will be converted automatically into the right to receive (i) 0.4125 of one ICON ordinary share, which number is referred to as the exchange ratio, and (ii) $80.00 in cash, without interest. The exchange ratio is fixed and will not be adjusted for changes in the market price of either ICON ordinary shares or PRA common stock prior to completion of the merger. Because the exchange ratio is fixed, the market value of the merger consideration to PRA stockholders will fluctuate with the market price of ICON ordinary shares and will not be known at the time that ICON shareholders vote on the ICON share issuance proposal and PRA stockholders vote on the PRA merger agreement proposal. Based on the closing price of ICON ordinary shares of $208.62 on Nasdaq on February 23, 2021, the last full trading day before the public announcement of the merger agreement, the implied value of the merger consideration to PRA stockholders was approximately $166.06 per share of PRA common stock. On [•], 2021, the latest practicable trading day before the date of this joint proxy statement/prospectus, the closing price of ICON ordinary shares on Nasdaq was $[•] per share, resulting in an implied value of the merger consideration to PRA stockholders of $[•] per share of PRA common stock. Based on the number of ICON ordinary shares and PRA common stock outstanding on February 23, 2021, and the exchange ratio of 0.4125, ICON and PRA estimate that, immediately following completion of the merger, former PRA stockholders will hold, in the aggregate, approximately 34% of the issued and outstanding shares of ICON, and ICON shareholders as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 66% of the issued and outstanding ordinary shares of ICON. ICON ordinary shares are traded on the Nasdaq Global Select Market (which is referred to as Nasdaq) under the symbol “ICLR” and PRA common stock is traded on Nasdaq under the symbol “PRAH.” The ICON ordinary shares issued in connection with the merger will be listed on Nasdaq. We encourage you to obtain current quotes for the ICON ordinary shares and the PRA common stock.
ICON will hold an extraordinary general meeting of its shareholders in connection with the share issuance comprising the share consideration in the merger, which is referred to as the ICON EGM. At the ICON EGM, ICON’s shareholders will be asked to consider and vote on (1) the proposal to approve the issuance of ICON ordinary shares to PRA stockholders pursuant to the merger agreement, which is referred to as the ICON share issuance proposal, and (2) the proposal to adjourn the ICON EGM to solicit additional proxies if there are not sufficient votes to approve the ICON share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to ICON shareholders. The ICON board of directors unanimously recommends that ICON shareholders vote “FOR” each of the proposals to be considered at the ICON EGM.
PRA will hold a special meeting of its stockholders in connection with the proposed merger, which is referred to as the PRA stockholder meeting. At the PRA stockholder meeting, PRA stockholders will be asked to consider and vote on (1) the proposal to adopt the merger agreement, which is referred to as the PRA merger agreement proposal, (2) the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements between PRA and its named executive officers relating to the merger and (3) the proposal to adjourn the PRA stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the PRA merger agreement proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to PRA stockholders. The PRA board of directors unanimously recommends that PRA stockholders vote “FOR” each of the proposals to be considered at the PRA stockholder meeting.
We cannot complete the merger unless the PRA stockholders approve the PRA merger agreement proposal and the ICON shareholders approve the ICON share issuance proposal. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to attend the ICON EGM or the PRA stockholder meeting, as applicable, please promptly mark, sign and date the applicable accompanying proxy card and return it in the enclosed envelope or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.
The accompanying joint proxy statement/prospectus provides you with important information about the merger agreement, the merger and the other transactions contemplated by the merger agreement, the ICON EGM, each of the ICON proposals, the PRA stockholder meeting and each of the PRA proposals. We encourage you to read the entire document carefully, in particular the “Risk Factors” section beginning on page [34] for a discussion of risks related to the merger and the combined company after the merger.
We look forward to the successful completion of the merger.
Sincerely,	Sincerely,

Steve Cutler Chief Executive Officer ICON plc	Colin Shannon Chief Executive Officer PRA Health Sciences, Inc.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the ICON share issuance in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Companies Act of 2014 of Ireland, the European Union (Prospectus) Regulations 2019 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland, and the Central Bank of Ireland has not approved this joint proxy statement/prospectus.
This joint proxy statement/prospectus is dated [•], 2021 and is first being mailed to ICON shareholders and PRA stockholders on or about [•], 2021.

ICON plc
South County Business Park,
Leopardstown,
Dublin 18, Ireland
+353-1-291-2000
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [•], 2021
To the Shareholders of ICON plc:
Notice is hereby given that ICON plc, which is referred to as ICON, will hold an extraordinary general meeting of its shareholders, which is referred to as the ICON EGM. The ICON EGM will be held on [•], 2021, beginning at [•], Dublin time, at ICON’s global headquarters in South County Business Park, Leopardstown, Dublin 18, Ireland.
The ICON EGM is for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:
Ordinary Resolution 1: The ICON share issuance proposal
“That, subject to applicable rules and listing standards of Nasdaq, the Directors of ICON be and they are hereby generally and unconditionally authorized pursuant to section 1021 of the Companies Act 2014 to exercise all the powers of ICON to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) as contemplated by the Agreement and Plan of Merger, dated as of February 24, 2021 (as it may be amended from time to time), which is referred to as the merger agreement, by and among ICON, ICON US Holdings Inc., Indigo Merger Sub, Inc. and PRA Health Sciences, Inc., up to an aggregate nominal amount of ICON ordinary shares necessary for purposes of satisfying the aggregate issuance of ICON ordinary shares in connection with and pursuant to the merger agreement, provided that such authority shall (a) expire on [•], 2022, or such later date as may be determined by the ICON board of directors from time to time (provided that under the Companies Act, such later date cannot be more than 5 years after the date on which this resolution is passed), and (b) be without prejudice and in addition to the authority under the said Section 1021 previously granted to the ICON board of directors pursuant to an ordinary resolution passed at the annual general meeting of ICON held on July 21, 2020.”
Ordinary Resolution 2: The ICON adjournment proposal
“That the Chairperson of the meeting be and is hereby authorized to adjourn the meeting to another time and place if, in the discretion of the Chairperson, it is necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes received by way of proxy, at the time of the meeting to approve the ICON share issuance proposal.”
Resolution 1 is referred to as the ICON share issuance proposal and Resolution 2 is referred to as the ICON adjournment proposal. Resolution 1 is required to be passed as a condition to the completion of the merger agreement (as defined in Resolution 1), and Resolution 2 is not required to be passed as a condition to the completion of the merger agreement. The resolutions may be voted on in such order as is determined by the Chairperson of the ICON EGM.
The accompanying joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A, contains further information with respect to these matters.
Only holders of record of ICON ordinary shares at the close of business on [•], 2021 are entitled to notice of and to vote at the ICON EGM and any adjournments or postponements thereof.
The ICON board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The ICON board of directors unanimously recommends that ICON shareholders vote “FOR” the ICON share issuance proposal and “FOR” the ICON adjournment proposal.

Your vote is very important, regardless of the number of ICON ordinary shares you own. We cannot complete the transactions contemplated by the merger agreement without the approval of the ICON share issuance proposal. Assuming a quorum is present, the approval of the ICON share issuance proposal requires the affirmative vote of a majority of votes cast on the proposal.
We urge you to please promptly mark, sign and date the accompanying proxy and return it in the enclosed envelope or authorize the individuals named on the proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
If you have any questions about the merger, please contact ICON at 1-888-381-7923 or write to ICON plc, Attention: Investor Relations, South County Business Park, Leopardstown, Dublin 18, Ireland, or via email at IR@iconplc.com
If you have any questions about how to vote or direct a vote in respect of your ICON ordinary shares, you may contact our proxy solicitor, Georgeson LLC, via phone at 1-866-295-4321 (toll-free within the United States) or at 1-781-575-2137 (outside the United States), or via email at ICON@georgeson.com.
By Order of the Board of Directors,

Diarmaid Cunningham
Company Secretary

Dublin, Ireland
Dated: [•], 2021
Your vote is important. ICON shareholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, or to submit their votes electronically through the Internet or by telephone.
In light of public health concerns related to COVID-19, ICON would like to emphasize that it considers the health of its shareholders, employees, attendees and other stakeholders a top priority and in this context is closely monitoring the evolving COVID-19 situation as regards attendance at the ICON EGM. Shareholders are referred to the section entitled “The ICON Extraordinary General Meeting” which sets out further detail on the public health situation in Ireland and current restrictions around in person attendance at the ICON offices. ICON therefore strongly encourages voting via mail, telephone and Internet over in person attendance at the ICON EGM.

PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh, North Carolina 27612
(919) 786-8200
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•], 2021
To the Stockholders of PRA Health Sciences, Inc.:
Notice is hereby given that PRA Health Sciences, Inc., which is referred to as PRA, will hold a virtual, audio only special meeting of its stockholders, which is referred to as the PRA stockholder meeting, at [•], on [•], beginning at [•], Eastern Time, for the purpose of considering and voting on the following proposals:
1.
to adopt the Agreement and Plan of Merger, dated as of February 24, 2021 (as it may be amended from time to time), which is referred to as the merger agreement, by and among ICON plc, referred to as ICON, PRA, ICON US Holdings Inc., which is referred to as US HoldCo, and Indigo Merger Sub, Inc., a wholly owned subsidiary of ICON and US HoldCo, which proposal is referred to as the PRA merger agreement proposal;

2.
to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to PRA’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement, which is referred to as the PRA compensation proposal; and

3.
to approve the adjournment of the PRA stockholder meeting to solicit additional proxies if there are not sufficient votes at the time of the PRA stockholder meeting to approve the PRA merger agreement proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to PRA stockholders, which is referred to as the PRA adjournment proposal.

PRA will transact no other business at the PRA stockholder meeting except such business as may properly be brought before the PRA stockholder meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A, contains further information with respect to these matters.
Only holders of record of PRA common stock at the close of business on [•], 2021 are entitled to notice of and to vote at the PRA stockholder meeting and any adjournments or postponements thereof.
The PRA board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The PRA board of directors unanimously recommends that PRA stockholders vote “FOR” the PRA merger agreement proposal, “FOR” the PRA compensation proposal and “FOR” the PRA adjournment proposal.
Your vote is very important, regardless of the number of shares of PRA common stock you own. We cannot complete the transactions contemplated by the merger agreement without approval of the PRA merger agreement proposal. Assuming a quorum is present, the approval of the PRA merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of PRA common stock entitled to vote on the PRA merger agreement proposal.
Whether or not you plan to attend the PRA stockholder meeting virtually, we urge you to please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope or authorize the individuals named on the proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

If you have any questions about the merger, please contact PRA Health Sciences, Inc., Attention: Corporate Secretary, 4130 ParkLake Avenue, Suite 400, Raleigh, North Carolina 27612.
If you have any questions about how to vote or direct a vote in respect of your shares of PRA common stock, you may contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

By Order of the Board of Directors,

Christopher L. Gaenzle
Corporate Secretary
Raleigh, North Carolina
Dated: [•], 2021
Your vote is important. PRA stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about ICON and PRA from other documents that ICON and PRA have filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, and that are contained in or incorporated by reference into this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page [217]. This information is available for you free of charge to review through the SEC’s website at www.sec.gov.
Any person may request a copy of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning ICON or PRA, without charge, by written or telephonic request directed to the appropriate company or its proxy solicitor at the following contacts:
For ICON shareholders :	For PRA stockholders:

ICON plc South County Business Park, Leopardstown, Dublin 18, Ireland 1-888-381-7923 Attention: Investor Relations	PRA Health Sciences, Inc. 4130 ParkLake Avenue Suite 400 Raleigh, NC 27612 1-919-786-8200 Attention: Investor Relations

Georgeson LLC 1290 Avenue of the Americas 9th Floor New York, NY 10104 1-866-295-4321 (toll-free within the United States) 1-781-575-2137 (outside the United States) Email: ICON@georgeson.com	MacKenzie Partners, Inc. 1407 Broadway New York, NY 10018 Toll-Free: (800) 322-2885 Call Collect: (212) 929-5500
In order for you to receive timely delivery of the documents in advance of the ICON extraordinary general meeting to be held on [•], 2021, which is referred to as the ICON EGM, or the special meeting of PRA stockholders to be held on [•], 2021, which is referred to as the PRA stockholder meeting, as applicable, you must request the information no later than [•], 2021.
The contents of the websites of the SEC, ICON, PRA or any other entity are not being incorporated into this joint proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites is being provided only for your convenience.
i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form F-4 filed with the SEC by ICON (File No. 333-[•]), constitutes a notice of meeting with respect to the ICON EGM and a prospectus of ICON under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the ICON ordinary shares to be issued to PRA stockholders pursuant to the Agreement and Plan of Merger, dated as of February 24, 2021, by and among ICON plc, ICON US Holdings Inc., Indigo Merger Sub, Inc. and PRA Health Sciences, Inc., as it may be amended from time to time, which is referred to as the merger agreement.
This document also constitutes a notice of meeting with respect to the PRA stockholder meeting and a proxy statement of PRA under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act.
This joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Companies Act of 2014 of Ireland, the European Union (Prospectus) Regulations 2019 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland, and the Central Bank of Ireland has not approved this joint proxy statement/prospectus.
ICON has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to ICON, and PRA has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to PRA. ICON and PRA have both contributed to the information related to the merger contained in this joint proxy statement/prospectus.
You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. ICON and PRA have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [•], 2021, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to ICON shareholders or PRA stockholders nor the issuance by ICON of ICON ordinary shares pursuant to the merger agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
When used in this joint proxy statement/prospectus, all references to “ICON” refer to ICON plc., a public limited company incorporated under the laws of Ireland, or, where the context requires, to ICON plc, one or more of its consolidated subsidiaries, or to all of them taken as a whole; all references to “US HoldCo” refer to ICON US Holdings Inc., a Delaware corporation and wholly owned subsidiary of ICON; all references to “Merger Sub” refer to Indigo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ICON and US HoldCo, formed for the purpose of effecting the merger as described in this joint proxy statement/prospectus; all references to “PRA” refer to PRA Health Sciences, Inc., a Delaware corporation; all references to “combined company” refer to ICON immediately following completion of the merger and the other transactions contemplated by the merger agreement; all references to “ICON ordinary shares” refer to the ordinary shares of ICON plc, par value €0.06 each; and all references to “PRA common stock” refer to the common stock of PRA, par value $0.01 per share.
Presentation of Financial Information
This joint proxy statement/prospectus contains or incorporates by reference:
•
the audited consolidated financial statements of ICON as of December 31, 2020 and 2019 and for the three (3) years in the period ended December 31, 2020, prepared in conformity with accounting principles generally accepted in the United States, or GAAP (referred to in this joint proxy statement/prospectus as the ICON consolidated financial statements); and

•
the audited consolidated financial statements of PRA as of December 31, 2020 and 2019 and for the three (3) years in the period ended December 31, 2020, prepared on the basis of GAAP (referred to in this joint proxy statement/prospectus as the PRA consolidated financial statements).

Unless indicated otherwise, financial data presented in this joint proxy statement/prospectus has been taken from the ICON consolidated financial statements and the PRA consolidated financial statements incorporated by reference into this joint proxy statement/prospectus.
This joint proxy statement/prospectus also contains the unaudited pro forma condensed combined financial information of ICON as of and for the year ended December 31, 2020 after giving effect to the merger, referred to in this joint proxy statement/prospectus as the pro forma financial information. See the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The pro forma financial information set forth in this joint proxy statement/prospectus has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.
For additional information on the presentation of financial information in this joint proxy statement/prospectus, see the ICON consolidated financial statements and the PRA consolidated financial statements, in each case, that are incorporated by reference into this joint proxy statement/prospectus.

TABLE OF CONTENTS(cont’d)
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TABLE OF CONTENTS(cont’d)

TABLE OF CONTENTS(cont’d)

QUESTIONS AND ANSWERS
The following are answers to certain questions you may have regarding the merger, the merger agreement, the PRA stockholder meeting and the ICON extraordinary general meeting, which is referred to as the ICON EGM. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions under the section entitled “Where You Can Find More Information” beginning on page [217].
If you are in any doubt about this transaction you should consult an independent financial advisor who, if you are obtaining advice in Ireland, is authorized or exempted by the Investment Intermediaries Act 1995, or the European Union (Markets in Financial Instruments) Regulations 2017 (as amended).
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
On February 24, 2021, ICON, US HoldCo, Merger Sub and PRA entered into a merger agreement pursuant to which ICON agreed to acquire PRA in a transaction in which Merger Sub, a wholly owned subsidiary of ICON and US HoldCo, will merge with and into PRA with PRA surviving as a wholly owned subsidiary of ICON and US HoldCo. The merger agreement attached to this joint proxy statement/prospectus as Annex A governs the terms of the transaction and requires, among other things, that ICON hold an extraordinary general meeting of its shareholders to approve the share issuance comprising the share consideration in the merger, and that PRA hold a special meeting of its stockholders to approve the merger.

ICON and PRA are sending these materials to their respective shareholders and stockholders to help them decide how to vote their ICON ordinary shares and shares of PRA common stock, as the case may be, with respect to the matters to be considered at the ICON EGM and PRA stockholder meeting, respectively.
Further information about the PRA stockholder meeting, the ICON EGM, the merger and the merger agreement is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus constitutes a proxy statement of PRA and a prospectus of ICON. It is a PRA proxy statement because the PRA board of directors is soliciting proxies from PRA stockholders using this joint proxy statement/prospectus. It is an ICON prospectus because ICON is offering ICON ordinary shares in exchange for PRA common stock as the share consideration portion of the merger consideration.
This joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Companies Act of 2014 of Ireland, the European Union (Prospectus) Regulations 2019 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland, and the Central Bank of Ireland has not approved this joint proxy statement/prospectus.
Q:	When and where will the PRA stockholder meeting and the ICON EGM take place?
A:	The PRA stockholder meeting will be held at [ • ], at [ • ] [a/p].m., Eastern time, on [ • ], 2021.
The ICON EGM will be held at [ • ], at [ • ] [a/p].m., Dublin time (which is [ • ] [a/p].m., Eastern time), on [ • ], 2021.
If you choose to vote your shares in person at the ICON EGM, please bring your enclosed proxy card and proof of identification. Even if you plan to attend the the ICON EGM in person, ICON recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable meeting. ICON encourages shareholders to vote by Internet, by mail or by telephone, rather than attending either the ICON EGM in person in light of the public health concerns related to COVID-19. Please refer to the section entitled “The ICON Extraordinary General Meeting—Attending the ICON EGM” beginning on pages [53] for more information.
Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares at the applicable stockholder meeting.

Q:	What matters will be considered at each of the stockholder meetings?
A:	At the PRA stockholder meeting, PRA stockholders are being asked:
•	To approve the adoption of the merger agreement, which proposal is referred to as the PRA merger agreement proposal;
•
To approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation payments that will or may be paid by PRA to its named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of the PRA Directors and Executive Officers in the Merger” beginning on page [77], which proposal is referred to as the PRA advisory compensation proposal; and

•
To approve the adjournment of the PRA stockholder meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the PRA merger agreement proposal, which proposal is referred to as the PRA adjournment proposal.

The PRA merger agreement proposal, the PRA advisory compensation proposal, and the PRA adjournment proposal together are referred to as the PRA proposals.
At the ICON EGM, ICON shareholders are being asked:
•
To approve the issuance of ICON ordinary shares to PRA stockholders in connection with the merger as contemplated by the merger agreement, which proposal is referred to as the ICON share issuance proposal; and

•
To approve the adjournment of the ICON EGM to another date and place if necessary or appropriate to solicit additional votes in favor of the ICON proposal, which proposal is referred to as the ICON adjournment proposal.

The ICON share issuance proposal and the ICON adjournment proposal together are referred to as the ICON proposals.
Q:	Does my vote matter?
A:	Yes, your vote is very important.
The approval of the PRA merger agreement proposal and the approval of the ICON share issuance proposal are conditions to the completion of the merger.
The merger is not conditional on the approval of the PRA adjournment proposal, the PRA advisory compensation proposal or the ICON adjournment proposal.
The enclosed proxy materials allow you to grant a proxy or vote your shares by mail, telephone or Internet without attending the PRA stockholder meeting or the ICON EGM, as applicable, in person.
Q:	What will PRA stockholders receive if the merger is completed?
A:
In the merger, each share of PRA common stock issued and outstanding immediately prior to the effective time (other than (i) shares of PRA common stock owned by PRA, ICON or US HoldCo (ii) shares of PRA common stock held by holders who have properly exercised their appraisal rights under Delaware law and (iii) shares of PRA common stock owned by subsidiaries of PRA immediately prior to the effective time) will be converted into the right to receive, subject to the merger agreement:

•	0.4125 of one ICON ordinary share, referred to as the share consideration; and
•	$80.00 in cash, without interest, referred to as the cash consideration.
Each PRA stockholder will receive cash for any fractional shares that such stockholder would otherwise receive as share consideration. The share consideration and the cash consideration are collectively referred to as the merger consideration.
Because ICON will issue a fixed number of ICON ordinary shares in exchange for each share of PRA common stock, the value of the merger consideration that PRA stockholders will receive in the merger will depend on the market price of ICON ordinary shares at the time the merger is completed. The market price of

ICON ordinary shares when PRA stockholders receive those shares after the merger is completed could be greater than, less than or the same as the market price of ICON ordinary shares on the date of this joint proxy statement/prospectus or at the time of the stockholder meetings. Accordingly, you should obtain current stock price quotations for ICON ordinary shares and PRA common stock before deciding how to vote with respect to the approval of the share issuance in the case of ICON shareholders or the adoption of the merger agreement in the case of PRA stockholders. ICON ordinary shares are traded on the Nasdaq Global Select Market, which is referred to as Nasdaq, under the symbol “ICLR.” PRA common stock is traded on Nasdaq under the symbol “PRAH.”
For more information regarding the merger consideration to be provided to PRA stockholders if the merger is completed, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page [116].
Q:	What will holders of PRA equity-based awards receive in the merger?
A:
Restricted Stock: As of the effective time, each restricted share of PRA common stock that is issued and outstanding will vest at closing and be converted automatically into the right to receive the merger consideration for each such share.

Restricted Stock Units. As of the effective time, each award of time-based restricted stock units that corresponds to a number of shares of PRA common stock granted under any PRA equity plan, whether vested or unvested, that is outstanding will be assumed by ICON and converted into a restricted share unit award corresponding to a number of ICON ordinary shares equal to (i) the number of such PRA restricted stock units, multiplied by (ii) the equity award conversion ratio (as defined below), rounding down to the nearest whole number of ICON restricted share units. Each PRA restricted stock unit award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding PRA restricted stock unit award as of immediately prior to the effective time.
Stock Options. As of the effective time, each option to purchase shares of PRA common stock (each, a “PRA stock option”) granted under any PRA equity plan (excluding the PRA employee stock purchase plan), whether vested or unvested, that is outstanding and unexercised will be assumed by ICON and converted into an ICON stock option to acquire a number of ICON ordinary shares equal to (i) the number of shares of PRA common stock subject to such PRA stock option as of immediately prior to the effective time, multiplied by (ii) the equity award conversion ratio (as defined below), rounding down to the nearest whole number of ICON ordinary shares, at an exercise price per ICON ordinary share equal to (x) the exercise price per share of PRA common stock subject to such PRA stock option, divided by (y) the equity award conversion ratio, rounding up to the nearest whole cent. Each PRA stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding PRA stock option as of immediately prior to the effective time.
PRA may amend (and is expected to amend) the terms and conditions of certain outstanding equity-based awards prior to the effective time. For more information see the section entitled “The Merger Agreement—Employee Benefit Plan and Compensation Matters” beginning on page [133].
Q:	Who is entitled to vote and how many votes do they have?
A:
The PRA board of directors has fixed the close of business on [ • ], 2021 as the record date of the PRA stockholder meeting. If you were a holder of record of shares of PRA common stock as of the close of business on the record date you are entitled to receive notice of and to vote at the PRA stockholder meeting or any adjournments or postponements thereof. You are entitled to one vote for each share of PRA common stock that you owned as of the close of business on the PRA record date. As of the close of business on the PRA record date, [ • ] shares of PRA common stock were outstanding and entitled to vote at the PRA stockholder meeting.

The ICON board of directors has fixed the close of business on [ • ], 2021 as the record date of the ICON EGM. If you were a holder of record of ICON ordinary shares as of the close of business on the record date you are entitled to receive notice of and to vote at the ICON EGM or any adjournments or postponements thereof. You are entitled to one vote for each ICON share that you owned as of the close of business on the ICON record date. As of the close of business on the ICON record date, [ • ] ICON ordinary shares were outstanding and entitled to vote at the ICON EGM.

Q:	What are PRA stockholders being asked to vote on?
A:	At the PRA stockholder meeting, PRA stockholders will be asked to vote on the following proposals, which referred to herein as the PRA proposals:
1.	Approval of the PRA merger agreement proposal;
2.	Approval of the PRA advisory compensation proposal;
3.	Approval of the PRA adjournment proposal.
Approval of the PRA merger agreement proposal is required for the completion of the merger. Approval of the PRA adjournment proposal and the PRA advisory compensation proposal is not required for the completion of the merger.
No other matters are intended to be brought before the PRA stockholder meeting by PRA.
Q:	What vote is required to approve each proposal at the PRA stockholder meeting?
A:
PRA Proposal 1: PRA merger agreement proposal. Assuming a quorum is present, the adoption of the merger agreement by the PRA stockholders requires the affirmative vote of a majority of the outstanding shares of PRA common stock entitled to vote thereon. Accordingly, a PRA stockholder’s abstention from voting, a broker non-vote or the failure of a PRA stockholder to vote (including the failure of a PRA stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the proposal.

PRA Proposal 2: PRA compensation proposal. Assuming a quorum is present, approval of the PRA compensation proposal requires the affirmative vote of a majority in voting power of the shares of PRA common stock represented at the PRA stockholder meeting. Accordingly, a PRA stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or the failure of a PRA stockholder to vote (including the failure of a PRA stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the PRA compensation proposal.
PRA Proposal 3: PRA adjournment proposal. The PRA stockholder meeting may be adjourned to solicit additional proxies if there are not sufficient votes at the time of the PRA stockholder meeting to approve the PRA merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the PRA stockholders. Whether or not there is a quorum, approval of the PRA adjournment proposal requires the affirmative vote of a majority in voting power of the shares of PRA common stock represented at the PRA stockholder meeting. Accordingly, a PRA stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or the failure of a PRA stockholder to vote (including the failure of a PRA stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the PRA adjournment proposal. The chairperson of the PRA stockholder meeting may also adjourn the meeting if no quorum is present.
Q:	How does the PRA board of directors recommend PRA stockholders vote?
A:	The PRA board of directors unanimously recommends that you vote “FOR” the PRA merger agreement proposal, “FOR” the PRA advisory compensation proposal and “FOR” the PRA adjournment proposal.
In considering the recommendations of the PRA board of directors, PRA stockholders should be aware that PRA directors and executive officers have interests in the merger that are different from, or in addition to, their interests as PRA stockholders. For a more complete description of these interests, see the information provided in the section entitled “Interests of PRA’s Directors and Executive Officers in the Merger” beginning on page [166].
Q:	Why are PRA stockholders being asked to approve on a non-binding basis the PRA advisory compensation proposal?
A:
PRA is seeking a non-binding, advisory vote to approve the compensation that may be paid or become payable to PRA’s named executive officers in connection with the merger in accordance with SEC Rules. For more information regarding such payments, see the information provided in the section entitled “Interests of PRA’s Directors and Executive Officers in the Merger” beginning on page [166].
Q:	What happens if PRA stockholders do not approve on a non-binding basis the PRA advisory compensation proposal?
A:
Approval of the PRA advisory compensation proposal is not a condition to completion of the merger and is a vote separate and apart from the vote on the PRA merger agreement proposal. Accordingly, PRA stockholders may vote in favor of the PRA merger agreement proposal and not in favor of the PRA advisory compensation proposal, or vice versa. Approval of the PRA advisory compensation proposal is not a condition to completion of the merger, and it is advisory in nature only, meaning it will not be binding on PRA or ICON. Accordingly, if the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of PRA stockholders. However, PRA seeks the support of its stockholders and believes that stockholder support is appropriate as the executive compensation programs are designed to incentivize executives to successfully execute a transaction such as that contemplated by the merger proposal from its early stages until consummation.

Q:	Are there any risks relating to the merger or the combined company that PRA stockholders should consider in deciding whether to vote on the PRA proposals?
A:
Yes. Before making any decision on whether and how to vote, PRA stockholders are urged to read carefully and in its entirety the information contained in the section entitled “Risk Factors” beginning on page [34]. PRA stockholders should also read and carefully consider the risk factors of each of PRA and ICON that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are ICON shareholders being asked to vote on?
A:	At the ICON EGM, ICON shareholders will be asked to vote on the following proposals, which referred to as the ICON proposals:
1.	Approval of the ICON share issuance proposal; and
2.	Approval of the ICON adjournment proposal.
Under Irish company law and the current authorities granted to ICON by its shareholders and the rules of Nasdaq, shareholder approval is required prior to the issuance of any shares by ICON if the number of shares to be issued equals 20% or more of the number of shares outstanding prior to the issuance. It is expected that the number of ICON ordinary shares to be issued by ICON pursuant to the merger agreement will exceed 20% of the ICON ordinary shares outstanding prior to such issuance. Accordingly, ICON shareholders are being asked to consider and approve the issuance of ICON ordinary shares pursuant to the merger agreement.
ICON shareholders are not required to approve the adoption of the merger agreement under Irish law. Accordingly, ICON shareholders are not being asked to vote on the merger or the adoption of the merger agreement.
Approval of the ICON share issuance proposal is required for completion of the merger. Approval of the ICON adjournment proposal is not required for completion of the merger.
No other matters are intended to be brought before the ICON EGM by ICON.
Q:	What vote is required to approve each proposal at the ICON EGM?
A:
ICON Proposal 1: ICON share issuance proposal. The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the ICON share issuance proposal at the ICON EGM is required to approve the ICON share issuance proposal.

ICON Proposal 2: ICON adjournment proposal. The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the ICON adjournment proposal at the ICON EGM is required to approve the ICON adjournment proposal (in the event that the Chairperson of the ICON EGM puts a motion to the meeting to adjourn).

Because the vote required to approve each of the ICON proposals is based on votes properly cast at the ICON EGM, abstentions, along with failures to vote, will have no effect on such proposals.
Q:	How does the ICON board of directors recommend ICON shareholders vote?
A:	The ICON board of directors unanimously recommends that you vote “FOR” the ICON share issuance proposal and “FOR” the ICON adjournment proposal.
In considering the recommendations of the ICON board of directors, ICON shareholders should be aware that ICON directors and executive officers have interests in the merger that are different from, or in addition to, their interests as ICON shareholders. For a more complete description of these interests, see the information provided in the section entitled “Interests of ICON’s Directors and Executive Officers in the Merger” beginning on page [165].
Q:	Are there any risks relating to the share issuance or the combined company that ICON shareholders should consider in deciding whether to vote on the ICON proposals?
A:
Yes. Before making any decision on whether and how to vote, ICON shareholders are urged to read carefully and in its entirety the information contained in the section entitled “Risk Factors” beginning on page [34]. ICON shareholders should also read and carefully consider the risk factors of each of PRA and ICON that are incorporated by reference into this joint proxy statement/prospectus.

Q:	How do I vote my PRA stock?
A:	If you are a stockholder of record of PRA as of the PRA record date, you may vote by granting a proxy. Specifically, you may vote:
•
By Internet—You may submit your proxy by going to www.proxyvote.com and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your Notice or your proxy card in order to vote by Internet.

•
By Telephone—You may submit your proxy by dialing [•] and by following the recorded instructions. You will need the 16-digit number included on your Notice or your proxy card in order to vote by telephone.

•
By Mail—You may vote by mail by requesting a proxy card from us, indicating your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

If you are a stockholder of record, proxies submitted over the Internet, by telephone or by mail as described above must be received by 11:59 p.m., Eastern Time, on [  ], 2021, or if the PRA stockholder meeting is adjourned, on the day that falls before the day appointed for the adjourned meeting.
If you hold your shares in street name, you may also submit voting instructions to your broker, bank or other nominee. Please refer to information from your bank, broker or other nominee on how to submit voting instructions. In most instances, you will be able to do this over the Internet, by telephone or by mail as indicated above.
Even if you plan to attend the PRA stockholder meeting, PRA recommends that you vote your shares in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the stockholder meeting.
If you hold your shares of PRA common stock through a broker, bank or other nominee, also referred to as a “street name holder, check the instructions provided by that entity to determine which options are available to you with respect to voting your shares.
Additional information on attending the PRA stockholder meeting can be found under the section entitled “The PRA Stockholder Meeting” beginning on page [18].

Q:	How do I vote my ICON ordinary shares?
A:	If you are a stockholder of record of ICON as of the ICON record date, you may submit your proxy before the ICON EGM in one of the following ways:
1.	visit the website shown on your proxy card to submit your proxy via the Internet;
2.	call the toll-free number for telephone proxy submission shown on your proxy card; or
3.	complete, sign, date and return the enclosed proxy card in the enclosed envelope.
To be effective for ICON voting, the proxy card duly completed and executed, together with any authority under which it is executed, or a copy thereof certified, must be deposited at the registered office of ICON, so as to be received no later than [   ], or if the ICON EGM is adjourned, on the day that falls before the day appointed for the adjourned meeting.
Alternatively, provided it is received by 11:59 p.m., Eastern Time, on [   ], 2021, or if the ICON EGM is adjourned, by 11:59 p.m., Eastern Time, on the day that falls 48 hours before the time appointed for the adjourned meeting, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet.
You may also cast your vote in person at ICON EGM. Even if you plan to attend the ICON EGM, ICON recommends that you vote your shares in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the ICON EGM.
In light of public health concerns related to COVID-19, ICON would like to emphasize that it considers the health of its shareholders, employees, attendees and other stakeholders a top priority and in this context is closely monitoring the evolving COVID-19 situation as regards the ICON EGM. Shareholders are referred to the section entitled “The ICON Extraordinary General Meeting” which sets out further detail on the public health situation in Ireland and restrictions around in person attendance at the ICON offices. ICON therefore strongly encourages voting via mail, telephone and Internet over in person attendance at the ICON EGM.
If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders or shareholders who wish to vote in person at the meeting will need to obtain a proxy form from their broker, bank or other nominee.
Additional information on attending the ICON EGM can be found under the section entitled “The ICON Extraordinary General Meeting” beginning on page [50].
Q:	What if I sell my shares of PRA common stock before the PRA stockholder meeting, or I sell my ICON ordinary shares before the ICON EGM?
A:
If you transfer your shares of PRA common stock after the PRA record date but before the PRA stockholder meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the PRA stockholder meeting, but will have transferred the right to receive the merger consideration. In order to receive the merger consideration as a result of the merger, you must hold your shares through the effective time.

If you transfer your ICON ordinary shares after the ICON record date but before the ICON EGM, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the ICON EGM.
Q:	Who will solicit and pay the cost of soliciting proxies?
A:
ICON has engaged Georgeson LLC, which is referred to as Georgeson, to assist in the solicitation of proxies for the ICON EGM. ICON estimates that ICON or US HoldCo will pay Georgeson a fee of approximately $20,000, plus costs and expenses. ICON has agreed to indemnify Georgeson against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

PRA has engaged MacKenzie Partners, Inc., which is referred to as MacKenzie, to assist in the solicitation of proxies for the PRA stockholder meeting. PRA estimates that it will pay MacKenzie a fee of approximately $50,000, plus reimbursement for certain fees and expenses. PRA has agreed to indemnify MacKenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

ICON and PRA also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of ICON ordinary shares and PRA common stock, respectively.
ICON’s directors, officers and employees and PRA’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.
Q:	Should I send in my PRA stock certificates now?
A:
No. To the extent PRA stockholders have certificated shares, such PRA stockholders should keep their existing stock certificates at this time. After the merger is completed, PRA stockholders will receive from the exchange agent a letter of transmittal and written instructions for exchanging their stock certificates for the share consideration and/or the cash consideration.

Q:	What constitutes a quorum for the PRA stockholder meeting?
A:
The holders of record of a majority of the voting power of the issued and outstanding shares of capital stock entitled to vote must be present in person or represented by proxy to constitute a quorum for the PRA stockholder meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” (as described below) are counted as present and entitled to vote for purposes of determining a quorum.

Q:	What constitutes a quorum for the ICON EGM?
A:
The presence of three (3) or more shareholders (present by proxy or in person) is necessary to constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”
A:
If your shares are registered directly in your name with the issuer’s transfer agent, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote to a third party to vote. If your shares are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, broker or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares.

Q:	What is a “broker non-vote”?
A:
A broker non-vote occurs if you hold your shares in street name, do not provide voting instructions to your broker on a proposal, and your broker does not have discretionary authority to vote on such proposal. In such circumstances the organization that holds your shares may generally vote on “routine” matters, but cannot vote on “non-routine” matters. All of the proposals currently scheduled for consideration at the PRA stockholder meeting and the ICON EGM are “non-routine” matters and a broker will lack the authority to vote shares at its discretion on such proposals.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?
A:
If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to PRA or ICON or by voting in person at your respective company’s stockholder meeting unless you obtain a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters listed in Nasdaq Rule 2251 or “other significant matters” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the PRA stockholder meeting and the ICON EGM will be “non-routine” matters.
If you are a PRA stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:
1.	your broker, bank or other nominee may not vote your shares on the PRA merger agreement proposal, which will have the same effect as a vote “AGAINST” this proposal;
2.
your broker, bank or other nominee may not vote your shares on the PRA adjournment proposal, which will have no effect on the vote count for this proposal (and your shares will not be counted towards determining whether a quorum is present); and

3.
your broker, bank or other nominee may not vote your shares on the PRA advisory compensation proposal, which will have no effect on the vote count for this proposal (and your shares will not be counted towards determining whether a quorum is present).

If you are an ICON shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:
1.
your broker, bank or other nominee may not vote your shares on the ICON share issuance proposal, which will have no effect on this proposal (but your shares will be counted towards determining whether a quorum is present); and

2.
your broker, bank or other nominee may not vote your shares on the ICON adjournment proposal, which will have no effect on the vote count for this proposal (but your shares will be counted towards determining whether a quorum is present).

Q:	What if a PRA stockholder or ICON shareholder does not vote or returns a proxy or voting instruction card with an “abstain” vote?
A:
PRA: If you are a PRA stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on the merger proposal, this will have the same effect as a vote cast against the merger proposal and will not count towards determining whether a quorum is present. If you are a PRA stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on the PRA adjournment proposal or the PRA advisory compensation proposal, this will have no effect on the vote count for such proposal, and will not count towards determining whether a quorum is present. If you respond with an “abstain” vote on the PRA merger agreement proposal, this will have the same effect as a vote cast against the merger proposal, but will count towards determining whether a quorum is present. If you respond with an “abstain” vote on the PRA adjournment proposal or the PRA advisory compensation proposal, this will have no effect on the vote count for such proposal, but will count towards determining whether a quorum is present.

ICON: If you are an ICON shareholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on any of the ICON proposals, this will have no effect on the vote count for such proposal, but in the case of broker no-votes only will count towards determining whether a quorum is present. If you respond with an “abstain” vote on any of the ICON proposals, this will have no effect on the vote count for any such proposal, but will count towards determining whether a quorum is present.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal (and you do not change your vote after delivering your proxy or voting instruction card), the shares of PRA common stock represented by your proxy or voting instruction card will be voted for each PRA proposal in accordance with the recommendation of the PRA board of directors or the ICON ordinary shares represented by your proxy or voting instruction card will be voted for each ICON proposal in accordance with the recommendation of the ICON board of directors.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?
A:	PRA: As a PRA stockholder, you may change your vote or revoke a proxy before the PRA stockholder meeting. If you are PRA stockholder of record, you may do this by:
•	sending a written statement to that effect to PRA’s corporate secretary or to any corporate officer of PRA, provided such statement is received no later than [ ], 2021;
•	voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m., Eastern Time, on [ ], 2021;
•	submitting a properly signed proxy card with a later date that is received no later than [ ], 2021; or
•	attending the PRA stockholder meeting, revoking your proxy and voting in person.
If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the PRA stockholder meeting if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.
ICON: As an ICON shareholder, you may change your vote or revoke a proxy before the ICON EGM. If you are an ICON shareholder of record, you can do this by:
•
delivering written notice to the company secretary of ICON that is received prior to the commencement of the ICON EGM stating that you have revoked your proxy to the company secretary of ICON at the following address:

ICON plc
South County Business Park
Leopardstown
Dublin 18
Ireland
Attention: Company Secretary
•	signing and returning by mail a proxy card with a later date so that it is received by ICON prior to the commencement of the ICON EGM; or
•	attending the ICON EGM and voting in person.
ICON encourages shareholders to vote by Internet, by mail or by telephone, rather than attend the ICON EGM in person in light of the public health concerns related to COVID-19. Please refer to the section entitled “The ICON Extraordinary General Meeting—Attending the ICON EGM” for more information.
Q:	If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?
A:
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:	What should I do if I receive more than one set of voting materials?
A:
PRA stockholders and ICON shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold PRA common stock, or ICON ordinary shares, in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of PRA common stock, or ICON ordinary shares, and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both PRA common stock, and ICON ordinary shares, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of PRA common stock and/or every ICON ordinary share that you own.

Q:	What if I hold shares in both PRA and ICON?
A:
If you are both a stockholder of PRA and a shareholder of ICON, you will receive two separate packages of proxy materials. A vote cast as a PRA stockholder will not count as a vote cast as an ICON shareholder, and a vote cast as an ICON shareholder will not count as a vote cast as a PRA stockholder. Therefore, please separately submit a proxy or voting instruction card for each of your shares of PRA common stock and your ICON ordinary shares.

Q:	Where can I find the voting results of the PRA stockholder meeting and the ICON EGM?
A:
Preliminary voting results will be announced at the PRA stockholder meeting and the ICON EGM and will be set forth in press releases that PRA and ICON intend to issue after the PRA stockholder meeting and the ICON EGM, respectively. Final voting results for the PRA stockholder meeting and the ICON EGM are expected to be filed by PRA and ICON with the SEC within four (4) business days after the PRA stockholder meeting and the ICON EGM, as applicable.

Q:	If I do not favor the merger, what are my rights?
A:
Under Delaware law, PRA stockholders who neither vote in favor of the adoption of the merger agreement nor consent thereto in writing, who continuously hold their shares of PRA common stock through the effective date of the merger and who otherwise comply with the procedures set forth in Section 262 of the DGCL, will be entitled to appraisal rights in connection with the merger, and if the merger is completed, subject to the provisions of Section 262 of the DGCL, obtain payment in cash of the fair value of their shares of PRA common stock as determined by the Delaware Court of Chancery, together with interest, if any, to be paid on the amount determined to be the fair value, instead of receiving the merger consideration for their shares. Under Section 262 of the DGCL, assuming PRA common stock remains listed on a national securities exchange immediately prior to the effective time of the merger, the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of such shares who have perfected their appraisal rights unless (i) the total number of such shares entitled to appraisal exceeds 1% of the outstanding shares of PRA common stock, or (ii) the value of the consideration provided in the merger for such total number of shares entitled to appraisal exceeds $1 million. To exercise appraisal rights, PRA stockholders must comply with the procedures prescribed by Section 262 of the DGCL. These procedures are summarized under the section entitled “Appraisal Rights” beginning on page [20]. In addition, a copy of the full text of Section 262 of the DGCL is included as Annex E to this joint proxy statement/prospectus. Failure to comply with these provisions may result in a loss of the right of appraisal.

ICON shareholders are not entitled to appraisal rights under Irish law in connection with the merger or the other transactions contemplated by the merger agreement.
Q:	What are the U.S. federal income tax consequences of the merger to the PRA stockholders?
A:
The merger will be a fully taxable transaction for U.S. federal income tax purposes, but, as explained below, the tax treatment of the merger consideration that consists of ICON ordinary shares and cash in lieu of fractional shares (“Equity Consideration”) may differ from the tax treatment of the cash consideration other than the cash in lieu of fractional ICON ordinary shares (“Cash Consideration”).

Equity Consideration
To the extent you receive Equity Consideration, you should be treated as having sold a portion of each of your shares of PRA common stock in a taxable sale in which any gain or loss will be recognized.
Cash Consideration
To the extent you receive Cash Consideration, depending on your actual and constructive ownership percentage in PRA immediately prior to the merger relative to your actual and constructive ownership in ICON immediately after the merger, you should be treated either as (1) selling the remaining portion of each of your shares of PRA common stock in a taxable sale in which any gain or loss will be recognized or (2) having received a taxable dividend in an amount equal to such Cash Consideration (without reduction for any portion of your tax basis in your PRA common stock). However, because neither ICON nor any other applicable withholding agent will be able to determine whether any particular PRA stockholder qualifies for sale treatment or is subject to dividend treatment, ICON intends to assume (both for purposes of withholding (with respect to non-U.S. PRA stockholders) and information reporting to the Internal Revenue Service (“IRS”) (with respect to all PRA stockholders)), and other applicable withholding agents are likely to assume (for such purposes), that every PRA stockholder is subject to dividend treatment. Accordingly, if you are a non-U.S. PRA stockholder, regardless of whether sale (as opposed to dividend) treatment is appropriate in your particular case, the applicable withholding agent is likely to withhold tax at a rate of 30% (or a lower applicable treaty rate) on the gross amount of all Cash Consideration payable to you.
You should consult your tax advisors about the proper tax treatment of the Cash Consideration, including the possibility of avoiding dividend treatment by selling your PRA common stock in advance of the merger and, if you decide not to sell your PRA common stock in advance of the merger, the possibility of reporting the Cash Consideration as sale proceeds on the your U.S. federal income tax return, and/or seeking a refund of any excess withholding tax from the IRS, if sale (as opposed to dividend) treatment is appropriate in your particular case.
You should read the section entitled “Certain United States Federal Income Tax Considerations” beginning on page [170] for a more detailed discussion of the U.S. federal income tax considerations related to the merger.
Q:	When is the merger expected to be completed?
A:
Subject to receipt of required regulatory approvals and satisfaction or waiver of the other conditions to completion of the merger, ICON and PRA expect that the merger will be completed in the third quarter of 2021. The merger agreement provides that in no event will the merger be completed prior to July 1, 2021. Neither PRA nor ICON can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. See the sections entitled “The Merger—Reasonable Best Efforts and Regulatory Approvals” beginning on page [111] and “Risk Factors—There is no assurance when or if the merger will be completed” beginning on page [34].

Q:	What are the conditions to the completion of the merger?
A:
In addition to approval of the PRA merger agreement proposal by PRA stockholders and approval of the ICON share issuance proposal by ICON shareholders, completion of the merger is subject to the satisfaction or waiver of a number of other conditions, including the receipt of certain regulatory clearances. See the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [139].

Q:	What effect will the merger have on PRA and ICON?
A:
The merger is structured as a “reverse triangular merger,” in which Merger Sub, a wholly owned subsidiary of ICON and US HoldCo, will merge with and into PRA, with PRA surviving the merger as a wholly owned subsidiary of ICON and US HoldCo. Upon consummation of the merger, PRA will no longer be a public company and its shares will be delisted from Nasdaq, deregistered under the Exchange Act and cease to be publicly traded. PRA stockholders will receive merger consideration consisting of cash consideration and share consideration in the merger. ICON ordinary shares will continue to be listed on Nasdaq and trade under the symbol “ICLR”, will continue to be registered under the Exchange Act, and ICON will continue to be subject to its reporting obligations under the Exchange Act.

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, PRA stockholders will not receive any consideration for their shares of PRA common stock. Instead, PRA and ICON will remain independent public companies and their shares of common stock or ordinary shares, respectively, will continue to be listed and traded separately on Nasdaq. If the merger agreement is terminated under specified circumstances, PRA may be required to pay ICON and US HoldCo a termination fee of $277,000,000 or an expense reimbursement of $100,000,000, or ICON and US HoldCo may be required to pay PRA a termination fee of $388,000,000 or an expense reimbursement of $120,000,000. See the section entitled “The Merger Agreement—Termination Fees” beginning on page [141] for a more detailed discussion of the termination fees.

Q:	What respective equity stakes will ICON shareholders and PRA stockholders hold in the combined company immediately following the merger?
A:
Based on the number of ICON ordinary shares and PRA common stock outstanding on February 23, 2021, and the exchange ratio of 0.4125, ICON and PRA estimate that, immediately following completion of the merger, former PRA stockholders will hold, in the aggregate, approximately 34% of the issued and outstanding shares of ICON, and ICON shareholders as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 66% of the issued and outstanding ordinary shares of ICON. The exact equity stake of current ICON shareholders and former PRA stockholders in the combined company immediately following the merger will depend on the number of ICON ordinary shares and PRA common stock issued and outstanding immediately prior to the merger.
Q:	What do I need to do now?
A:
You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Please do not submit your PRA stock certificates at this time. If the merger is completed, you will receive instructions for surrendering your PRA stock certificates in exchange for ICON ordinary shares from the exchange agent. More information may be found in the sections entitled “The Merger—Exchange of Shares” beginning on page [114] and “The Merger Agreement—Exchange of Shares” beginning on page [116].
Q:	Who should I contact if I have any questions about the proxy materials or voting?
A:
If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

PRA stockholders should contact MacKenzie Partners, Inc., the proxy solicitation agent for PRA, at 1407 Broadway, New York, NY 10018. PRA stockholders may call MacKenzie collect at 1-212-929-5500 or toll-free at 1-800-322-2885.
ICON shareholders should contact Georgeson LLC, the proxy solicitation agent for ICON, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104. ICON shareholders may call Georgeson at 1-866-295-4321 (toll-free within the United States) or at 1-781-575-2137 (outside the United States).
Q:	Where can I find more information about PRA and ICON?
A:	You can find more information about PRA and ICON from the various sources described under the section entitled “Where You Can Find More Information” beginning on page [217].
Q:	Are there other things I should know if I intend to attend the ICON EGM?
A:
ICON encourages stockholders and shareholders to vote by Internet, by mail or by telephone, rather than attend the ICON EGM in person in light of the public health concerns related to COVID-19. Please refer to the section entitled “The ICON Extraordinary General Meeting—Attending the ICON EGM” beginning on page [53] for more information.

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that may be important to you as an ICON shareholder or a PRA stockholder. To understand the merger fully and for a more complete description of the terms of the merger agreement, you should read carefully this entire joint proxy statement/prospectus, the annexes hereto and the other documents incorporated herein by reference. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page [217].
The Parties to the Merger (Page [48])
ICON plc
ICON plc is a clinical research organization, founded in Dublin, Ireland in 1990. Over thirty years ICON has grown significantly to become a leading global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device and government and public health organizations. ICON’s mission is to help its clients to accelerate the development of drugs and devices that save lives and improve quality of life. ICON is a public limited company incorporated in Ireland and operates under the Irish Companies Act 2014. ICON’s principal executive office is located at South County Business Park, Leopardstown, Dublin 18, Ireland and its telephone number is +353 1 2912000.
ICON US Holdings Inc.
ICON US Holdings Inc. is a Delaware corporation and a wholly owned subsidiary of ICON. US HoldCo was formed in 2013 and acts primarily as a holding company for ICON’s US subsidiaries. US HoldCo’s principal executive office is located at 2100 Pennbrook Parkway, North Wales, PA 19454, United States and its telephone number is +1 215-616-3000.
Indigo Merger Sub, Inc.
Indigo Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of ICON and US HoldCo, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the merger and the other transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into PRA, with PRA surviving the merger as a wholly owned subsidiary of ICON and US HoldCo. Merger Sub’s principal executive office is located at 2100 Pennbrook Parkway, North Wales, PA 19454, United States and its telephone number is +1 215-616-3000.
PRA Health Sciences, Inc.
PRA Health Sciences, Inc. is one of the world’s leading global contract research organizations by revenue, providing outsourced clinical development and data solution services to the biotechnology and pharmaceutical industries. PRA’s global clinical development platform includes more than 75 offices across North America, Europe, Asia, Latin America, Africa, Australia and the Middle East and more than 17,500 employees worldwide. Since 2000, PRA has participated in approximately 4,000 clinical trials worldwide. In addition, PRA has participated in the pivotal or supportive trials that led to U.S. Food and Drug Administration or international regulatory approval of more than 95 drugs. PRA’s principal executive offices are located at 4130 ParkLake Avenue, Suite 400, Raleigh, North Carolina 27612, United States and its telephone number is +1 919-786-8200.
The Merger and the Merger Agreement (Page [66] and [115])
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the merger agreement, Merger Sub will merge with and into PRA. At the effective time, the separate existence of Merger Sub will cease, and PRA will be the surviving corporation and a wholly owned subsidiary of ICON and US HoldCo. Following the merger, PRA common stock will be delisted from Nasdaq, deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (Page [66])
In the merger, each share of PRA common stock (other than excluded shares, as defined in the section entitled “The Merger—Merger Consideration” beginning on page [66], and dissenting shares, as defined in the section entitled “The Merger Agreement—Dissenting Shares” beginning on page [118]) will be converted automatically into the right to receive (i) 0.4125 of one ICON ordinary share, which number is referred to as the exchange ratio, and (ii) $80.00 in cash, without interest. The exchange ratio is fixed and will not be adjusted for changes in the market price of either ICON ordinary shares or PRA common stock prior to completion of the merger. No fractional ICON ordinary shares will be issued upon the conversion of shares of PRA common stock pursuant to the merger agreement. Each PRA stockholder that otherwise would have been entitled to receive a fraction of a share of ICON ordinary shares will be entitled to receive cash in lieu of a fractional share. At the effective time of the merger, all excluded shares (other than subsidiary-held shares) will be cancelled and will cease to exist, and no payment will be made in respect of such shares.
ICON shareholders will continue to own the ICON ordinary shares held by them immediately prior to the merger, and such shares will not be affected by the merger.
For more information on the exchange ratio and the merger consideration, see the sections entitled “The Merger—Merger Consideration” beginning on page [66] and “The Merger Agreement—Merger Consideration” beginning on page [116].
Treatment of PRA Equity Awards (Page [116])
PRA Stock Options
At the effective time, each PRA stock option, whether vested or unvested, that is outstanding as of immediately prior to the effective time, will be assumed by ICON and converted into an option to purchase a number of ICON ordinary shares equal to the product of (i) the number of shares of PRA common stock subject to such PRA stock option immediately prior to the effective time and (ii) the equity award conversion ratio (as defined below) (rounded down to the nearest whole number of ICON ordinary shares on an award-by-award basis), with an exercise price equal to the quotient of (x) the exercise price per share of PRA common stock subject to such PRA stock option and (y) the equity award conversion ratio (rounded up to the nearest whole cent), in each case, subject to the same terms and conditions as were applicable to such PRA stock option immediately prior to the effective time (including applicable vesting conditions).
PRA Restricted Stock
At the effective time, each outstanding restricted share of PRA common stock will vest at closing and be converted automatically into the right to receive the merger consideration for each such share.
PRA Restricted Stock Units
At the effective time, each outstanding restricted stock unit award in respect of PRA common stock, whether vested or unvested, will be assumed by ICON and converted into a number of restricted share units with respect to a number of ICON ordinary shares equal to the product of (i) the number of such PRA restricted stock units and (ii) the equity award conversion ratio (rounded down to the nearest whole number of ICON restricted share units on an award-by-award basis), subject to the same terms and conditions as were applicable to such PRA restricted stock unit award immediately prior to the effective time (including applicable vesting conditions).
ICON’s Reasons for the Merger (Page [78])
The ICON board of directors unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the ICON share issuance. ICON is engaging in the merger transaction because ICON’s management and board of directors believe that the merger will provide significant strategic opportunities for ICON. There can be no assurance that any anticipated strategic opportunities will be realized. ICON shareholders are not required to approve the adoption of the merger agreement under Irish law. Accordingly, ICON shareholders are not being asked to vote on the merger or the adoption of the merger agreement. See the section titled “The Merger—ICON’s Reasons for the Merger” beginning on page [78].
PRA’s Reasons for the Merger (Page [73])
PRA’s board of directors unanimously recommends that PRA stockholders vote “FOR” the PRA merger agreement proposal (PRA Proposal 1).

The PRA board of directors unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, PRA and its stockholders. In reaching its decision to approve and declare advisable the merger agreement, the merger and the other transactions contemplated thereby and to recommend the adoption of the merger agreement to PRA stockholders, the PRA board of directors consulted with PRA’s senior management, as well as outside legal and financial advisors, and considered a number of factors it believed supported its decision to enter into the merger agreement, including without limitation those listed in the section entitled “The Merger—Recommendation of the PRA Board of Directors; PRA’s Reasons for the Merger” beginning on page [73].
Opinion of ICON’s Financial Advisor (Page [78] and Annex B)
ICON retained Centerview Partners LLC, which is referred to in this joint proxy statement/prospectus as Centerview, as financial advisor to the ICON board of directors in connection with the proposed merger and the other transactions contemplated by the merger agreement, which are collectively referred to as the “Transaction” in this paragraph and in the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of ICON’s Financial Advisor.” In connection with this engagement, the ICON board of directors requested that Centerview evaluate the fairness, from a financial point of view, to ICON of the merger consideration (referred to as the “Consideration” in this paragraph and in the sections of this joint proxy statement/prospectus entitled “ICON’s Reasons for the Merger” and “The Merger—Opinion of ICON’s Financial Advisor”) proposed to be paid by ICON and its subsidiaries pursuant to the merger agreement. On February 23, 2021, Centerview rendered to the ICON board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 23, 2021, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration proposed to be paid pursuant to the merger agreement was fair, from a financial point of view, to ICON. The full text of Centerview’s written opinion, dated February 23, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the ICON board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to ICON of the Consideration to be paid by ICON and its subsidiaries pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation to any ICON shareholder or any other person as to how such shareholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
Opinions of PRA’s Financial Advisors (Page [88], Annex C and Annex D)
BofA Securities, Inc.
On February 24, 2021, at a meeting of the PRA board of directors held to evaluate the merger, BofA Securities, Inc. (“BofA Securities”), PRA’s financial advisor, delivered to the PRA board of directors BofA Securities’ oral opinion, which was confirmed by delivery to the PRA board of directors of a written opinion dated February 24, 2021, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in BofA Securities’ written opinion, the merger consideration to be received in the merger by PRA stockholders was fair, from a financial point of view, to such holders.
The full text of BofA Securities’ written opinion to the PRA board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The summary of BofA Securities’ opinion included in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of BofA Securities’ written opinion. BofA Securities delivered its opinion to the PRA board of directors for the benefit and use of the PRA board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger. BofA Securities’ opinion does not address any other terms or other aspects or implications of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PRA or in which PRA might engage or as to the underlying business decision of PRA to proceed with or effect the merger. BofA Securities’ opinion does not address any other aspect of the merger and does not express any opinion or recommendation as to how any stockholder should vote or act in connection with the merger or any related matter. See the section entitled “The Merger—Opinions of PRA’s Financial Advisors” beginning on page [88].
UBS Securities LLC
On February 24, 2021, at a meeting of the PRA board of directors held to evaluate the merger, UBS Securities LLC (“UBS”) delivered to the PRA board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its written opinion, the merger consideration to be received by PRA stockholders in the merger was fair, from a financial point of view, to such holders.
The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached to this joint proxy statement/prospectus as Annex D and is incorporated herein by reference. UBS’ opinion was provided for the benefit of the PRA board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration in the merger and addresses only the fairness, from a financial point of view, of the merger consideration to be received by PRA stockholders in the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to PRA or PRA’s underlying business decision to effect the merger. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger. PRA stockholders are encouraged to read UBS’ opinion carefully in its entirety. See the section entitled “The Merger—Opinions of PRA’s Financial Advisors” beginning on page [88].
Proxy Solicitation Costs (Page [52] and [60])
ICON and PRA are soliciting proxies to provide an opportunity to all ICON shareholders and PRA stockholders to vote on agenda items at the EGM or special meeting, respectively, whether or not they are able to attend their respective EGM or special meeting or an adjournment or postponement thereof. ICON’s and PRA’s directors, officers and other employees may solicit proxies in person, by telephone, electronically, by mail or other means, but they will not be specifically compensated for doing this. ICON and PRA may be required to reimburse banks, brokers and other persons for expenses they incur in forwarding proxy materials to obtain voting instructions from beneficial stockholders. ICON has hired Georgeson LLC to assist in the solicitation of proxies, and PRA has hired MacKenzie Partners, Inc. to assist in the solicitation of proxies. The total cost of solicitation of proxies will be borne by ICON and PRA. For a description of the costs and expenses to ICON and PRA of soliciting proxies, see “The ICON EGM—Proxy Solicitation Costs” beginning on page [52] and “The PRA Stockholder Meeting—Proxy Solicitation Costs” beginning on page [60].
The ICON EGM (Page [50])
The ICON EGM will be held at 12:00 p.m., Dublin time, on [ ], 2021 at ICON’s global headquarters in South County Business Park, Leopardstown, Dublin 18, Ireland.
The purposes of the ICON EGM are as follows:
•	ICON Proposal 1: Approval of the Issuance of ICON ordinary shares to PRA stockholders pursuant to the merger agreement. To consider and vote on the ICON share issuance proposal; and
•	ICON Proposal 2: Adjournment of the ICON EGM. To consider and vote on the ICON adjournment proposal.
Completion of the merger is conditioned on the approval of ICON Proposal 1 by the required ICON’s vote. ICON board of directors unanimously recommends that ICON’s shareholders vote “FOR” the ICON share issuance proposal (ICON Proposal 1).

Only holders of record of issued and outstanding ICON ordinary shares as of the close of business on [•], 2021, the record date for the ICON EGM, are entitled to notice of, and to vote at, the ICON EGM or any adjournment or postponement of the ICON EGM. ICON shareholders may cast one vote for each share of ICON ordinary shares that ICON shareholders owned as of the record date.
Assuming a quorum is present at the ICON EGM, approval of the ICON share issuance proposal requires the affirmative vote of a majority of votes cast at the ICON EGM. A shareholder’s abstention from voting, a broker non-vote or other failure to vote (including a failure to instruct your bank, broker or other nominee to vote) will have no effect on the outcome of the proposal.
Approval of the ICON adjournment proposal requires the affirmative vote of a majority of the votes cast at the ICON EGM. A shareholder’s abstention from voting, a broker non-vote or other failure to vote (including a failure to instruct your bank, broker or other nominee to vote) will have no effect on the outcome of the proposal.
The PRA Stockholder Meeting (Page [57])
Due to the public health concerns regarding the coronavirus (COVID-19) outbreak, the PRA stockholder meeting will be held virtually via live audio-only webcast at [•] on [•], 2021 at [•]. The PRA stockholder meeting will be held online only and you will not be able to attend in person. Online check-in will begin at [•] Eastern Time and you should allow ample time for the check-in procedures. You will be able to vote your shares electronically by Internet and submit questions online during the PRA stockholder meeting by logging in to the website listed above using the 16-digit control number included in your proxy card.
The purposes of the PRA stockholder meeting are as follows:
•	PRA Proposal 1: Adoption of the Merger Agreement. To consider and vote on the PRA merger agreement proposal;
•	PRA Proposal 2: Approval, on an Advisory (Non-Binding) Basis, of Certain Compensatory Arrangements with PRA’s Named Executive Officers. To consider and vote on the PRA compensation proposal; and
•	PRA Proposal 3: Adjournments of the PRA Stockholder Meeting. To consider and vote on the PRA adjournment proposal.
Completion of the merger is conditioned on adoption of the merger agreement by PRA’s stockholders. Approval of the advisory proposal concerning the merger-related compensation arrangements for PRA’s named executive officers is not a condition to the obligation of either PRA or ICON to complete the merger.
Only holders of record of issued and outstanding shares of PRA common stock as of the close of business on [•], 2021, the record date for the PRA stockholder meeting, are entitled to notice of, and to vote at, the PRA stockholder meeting or any adjournment or postponement of the PRA stockholder meeting. PRA stockholders may cast one vote for each share of PRA common stock that PRA stockholders owned as of that record date.
Assuming a quorum is present at the PRA stockholder meeting, the PRA merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of PRA common stock entitled to vote thereon. Shares of PRA common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to approve the merger agreement.
Assuming a quorum is present at the PRA stockholder meeting, approval of the PRA compensation proposal requires the affirmative vote of a majority in voting power of the shares of PRA common stock represented at the PRA stockholder meeting. Accordingly, an abstention will have the same effect as a vote “AGAINST” the PRA compensation proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the PRA compensation proposal.
Whether or not there is a quorum, the approval of the PRA adjournment proposal requires the affirmative vote of a majority in voting power of the shares of PRA common stock represented at the PRA stockholder meeting. Accordingly, an abstention will have the same effect as a vote “AGAINST” the PRA adjournment proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the PRA adjournment proposal.
Interests of ICON’s Directors and Executive Officers in the Merger (Page [165])
In considering the recommendation of the ICON board of directors to vote for the ICON share issuance proposal, ICON shareholders should be aware that ICON’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of ICON shareholders generally and that may create potential conflicts of interest. These interests include, following the closing of the merger, that certain of ICON’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company. The members of the ICON board of directors were aware of and considered these interests, among other matters, when evaluating the merger agreement and the merger and when ultimately approving the merger agreement and the merger. These interests are described in more detail in the section entitled “Interests of ICON’s Directors and Executive Officers in the Merger” beginning on page [165].
At the close of business on [•], 2021, directors and executive officers of ICON beneficially owned and were entitled to vote approximately [•] ICON ordinary shares, collectively representing [•]% of the ICON ordinary shares outstanding on [•], 2021. The affirmative vote of ICON shareholders representing more than 50% of the votes cast at the ICON EGM, either in person or by proxy, is required for approval of the ICON share issuance. Although none of ICON’s directors and executive officers has entered into any agreement obligating them to do so, ICON currently expects that all of its directors and executive officers will vote their shares “FOR” the ICON share issuance proposal and “FOR” the ICON adjournment proposal. For more information regarding the security ownership of ICON directors and executive officers, see Item 6 in ICON’s Annual Report on Form 20-F filed with the SEC on February 24, 2021, which is incorporated into this joint proxy statement/prospectus by reference.
Interests of PRA’s Directors and Executive Officers in the Merger (Page [166])
In considering the recommendation of the PRA board with respect to the merger proposal and the non-binding advisory compensation proposal, PRA stockholders should be aware that the directors and executive officers of PRA have interests in the merger that may be different from, or in addition to, the interests of PRA stockholders generally. The members of the PRA board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that PRA stockholders approve the merger proposal. These interests are described in more detail in the section entitled “Interests of PRA’s Directors and Executive Officers in the Merger” beginning on page [166].
Certain Beneficial Owners of PRA common stock (Page [213])
At the close of business on [•], 2021, directors and executive officers of PRA beneficially owned and were entitled to vote approximately [•] shares of PRA common stock, collectively representing [•]% of the shares of PRA common stock outstanding on [•], 2021. The affirmative vote of PRA stockholders representing more than 50% of the outstanding shares of PRA common stock, present either in person or by proxy, is required for approval of the PRA merger agreement proposal. Although none of them has entered into any agreement obligating them to do so, PRA currently expects that all of its directors and executive officers will vote their shares “FOR” the PRA merger agreement proposal, “FOR” the PRA compensation proposal, and “FOR” the PRA adjournment proposal. For more information regarding the security ownership of PRA directors and executive officers, see the information provided in the section entitled “Certain Beneficial Owners of PRA common stock—Security Ownership of PRA Directors and Executive Officers” beginning on page [213].
Reasonable Best Efforts and Regulatory Approvals (Page [131])
ICON and PRA have agreed to each use, and cause their respective subsidiaries to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable law to obtain required regulatory approvals.
The completion of the merger is subject to the receipt of antitrust clearance in the United States, Austria, Germany and Russia, and to approval of foreign direct investment in each of Austria, France, Germany, Italy and New Zealand. In the United States, ICON and PRA each filed a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, which is referred to as a HSR notification, with the Federal Trade Commission, or FTC, and the Department of Justice, or DOJ, on March 15, 2021. The waiting period under the HSR Act with respect to the filed notification currently is scheduled to expire at 11:59 p.m., Eastern Time, on April 14, 2021, unless extended by the issuance of a request for additional information and documentary materials, or terminated earlier. ICON and PRA have submitted antitrust filings in Austria and Germany and are in the process of preparing an antitrust filing in Russia and foreign direct investment filings required to be submitted in relevant jurisdictions.

Subject to receipt of required regulatory approvals and satisfaction or waiver of the other conditions to completion of the merger, ICON and PRA expect the merger to close in the third quarter of 2021.
Ownership of ICON after the Merger (Page [112])
Based on the number of ICON ordinary shares and PRA common stock outstanding on February 23, 2021, and the exchange ratio of 0.4125, ICON and PRA estimate that, immediately following completion of the merger, former PRA stockholders will hold, in the aggregate, approximately 34% of the issued and outstanding ordinary shares of ICON, and ICON shareholders as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 66% of the issued and outstanding ordinary shares of ICON.
Governance of ICON after the Merger (Page [112])
The combined company will be headquartered in Dublin, Ireland. Dr. Steve Cutler, Chief Executive Officer of ICON plc, will serve as Chief Executive Officer of the combined company and Brendan Brennan, Chief Financial Officer of ICON plc, will serve as Chief Financial Officer. Ciaran Murray, Chairman of ICON plc, will serve as the Chairman of the Board of Directors of the combined company.
The constitution of ICON as currently in effect will be the constitution of ICON after the merger, until thereafter amended as provided therein or by applicable law.
ICON’s constitution provides that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than fifteen (15) nor fewer than three (3). ICON’s board of directors comprises one (1) executive director and nine (9) outside or non-executive directors at the date of this joint proxy statement/prospectus. Under the merger agreement, ICON has agreed to take all reasonably necessary action to cause, as of the closing, Colin Shannon, the chief executive officer of PRA, and one additional current member of PRA’s board of directors to be mutually agreed, to be appointed to ICON’s board of directors, in each case until the next annual general meeting of ICON, and to nominate such two (2) new directors for re-election to the ICON board at such next annual general meeting of ICON. ICON and PRA expect that, after giving effect to such appointments, ICON’s board of directors will comprise one (1) executive director and eleven (11) outside directors.
ICON is a foreign private issuer and, as such, is eligible for exemption from certain Nasdaq corporate governance requirements that apply to issuers that are not foreign private issuers.
Appraisal Rights (Page [207])
Pursuant to Section 262 of the DGCL, PRA stockholders who do not vote in favor of the adoption of the merger agreement or consent thereto in writing, who continuously hold their shares of PRA common stock through the effective date of the merger and who otherwise comply with the applicable requirements of Section 262 of the DGCL will be entitled to appraisal rights in connection with the merger, and if the merger is completed, subject to the provisions of Section 262 of the DGCL, obtain payment in cash of the fair value of their shares of PRA common stock, as determined by the Delaware Court of Chancery, together with interest, if any, on the amount determined to be the fair value, instead of receiving the merger consideration for their shares. The “fair value” of shares of PRA common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the merger consideration that PRA stockholders would otherwise be entitled to receive under the terms of the merger agreement.
The right to seek appraisal will be lost if a PRA stockholder votes “FOR” adoption of the merger agreement. However, abstaining or voting against adoption of the merger agreement is not in itself sufficient to perfect appraisal rights because additional actions must also be taken to perfect such rights.
PRA stockholders who wish to exercise the right to seek an appraisal of their shares must so advise PRA by delivering a written demand for appraisal prior to the taking of the vote on the merger agreement at the PRA stockholder meeting, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of PRA common stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps required by Section 262 of the DGCL and in a timely manner to make the written demand for appraisal. In view of the complexity of Section 262 of the DGCL, PRA stockholders that may wish to pursue appraisal rights are urged to consult their legal and financial advisors. In addition, assuming the shares of PRA common stock remain listed on a national securities exchange immediately prior to the effective time of the merger, under Section 262 of the DGCL, the Delaware Court of Chancery will dismiss any appraisal proceedings as to all PRA stockholders who have perfected their appraisal rights unless (i) the total number of such shares entitled to appraisal exceeds 1% of the outstanding shares of PRA common stock, or (ii) the value of the merger consideration provided in the merger agreement for the total number of shares of PRA common stock entitled to appraisal exceeds $1 million. See the section entitled “Appraisal Rights” beginning on page [207].
ICON shareholders are not entitled to appraisal rights under Irish law in connection with the merger or the other transactions contemplated by the merger agreement.
Conditions to the Completion of the Merger (Page [139])
Each party’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:
•
receipt of the required PRA vote and the required ICON vote (each as defined in the section entitled “The Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]);

•
the expiration or termination of the waiting periods (and any extension thereof or any agreement with any governmental entity by a party not to consummate the merger) applicable to the merger under the HSR Act and the making of all required filings and obtainment of all required approvals (or expiration or termination of waiting periods) under applicable antitrust laws of certain jurisdictions;

•	obtainment of certain consents, approvals and other authorizations of governmental entities free of any burdensome condition;
•	the ICON ordinary shares to be issued to PRA stockholders in accordance with the merger agreement having been approved for listing on Nasdaq, subject to official notice of issuance;
•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order;
•
absence of any governmental entity having jurisdiction over any party having enacted, issued, promulgated, enforced, or entered any laws or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the merger, the ICON share issuance, or the other transactions contemplated by the merger agreement;

•	the accuracy of the representations and warranties of the other party to the extent required under the merger agreement;
•
the performance in all material respects by each party of all obligations and compliance in all material respects with the agreements and covenants in the merger agreement required to be performed by or complied with by it at or prior to the closing date;

•
the receipt by each party of a certificate signed by the chief executive officer or chief financial officer of the other party certifying that specified conditions in the two (2) immediately preceding bullets have been satisfied to the extent required under the merger agreement; and

•
that ICON has in place a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with The Depository Trust Company in respect of the ICON ordinary shares issuable as merger consideration pursuant to the merger agreement, both of which are in full force and effect and are enforceable in accordance with their terms.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [139].
No Solicitation of Takeover Proposals; No Change of Recommendation (Page [126])
No Solicitation of Takeover Proposals
Each of ICON and PRA have agreed not to, and to cause its subsidiaries and its and its subsidiaries’ respective directors, officers and employees not to, and use reasonable best efforts to cause other representatives (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]) of it and its subsidiaries not to, directly or indirectly, and except as expressly permitted under the merger agreement:
•
solicit, initiate, propose, or knowingly encourage or knowingly facilitate the submission of any takeover proposal (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]) or the making of any proposal that would reasonably be expected to lead to any takeover proposal;

•
enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations with, disclose any non-public information relating to such party or its subsidiaries to, afford access to the business, properties, assets, books, or records of such party or its subsidiaries to, or knowingly assist, knowingly facilitate, or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a takeover proposal;

•
(i) amend or grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of such party or its subsidiaries (provided that, PRA shall be permitted on a confidential non-public basis to release or waive any explicit or implicit standstill or similar agreement solely to the extent necessary to permit the relevant party thereto to submit a takeover proposal to the PRA board of directors on a confidential non-public basis and solely to the extent the PRA board of directors determines in good faith that the failure to do so would be inconsistent with its fiduciary duties under applicable law), or (ii) in the case of PRA, approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL;

•
enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract (in the case of PRA, other than a confidentiality agreement that (i) contains confidentiality provisions that are no less favorable in any material respect to a party to the merger agreement than those contained in the confidentiality agreement between ICON and PRA, and (ii) does not restrict, in any manner, PRA’s ability to consummate the transactions contemplated by the merger agreement or to comply with its disclosure obligations to ICON pursuant to the merger agreement, entered into in compliance with the terms and conditions of the merger agreement) relating to any takeover proposal (which is referred to as the acquisition agreement);

•	in the case of ICON, submit any takeover proposal to the vote of shareholders of ICON; or
•
approve, authorize, agree or publicly announce an intention to do any of the foregoing; provided, that notwithstanding anything to the contrary in the merger agreement, such party or any of its representatives may, in response to an inquiry or proposal from a third party, inform such third party of the restrictions imposed by the foregoing provisions.

Notwithstanding anything in the merger agreement to the contrary, in the case of PRA, prior to the time that the required PRA vote is obtained, in response to a bona fide takeover proposal after the date of the merger agreement that did not result from a breach of the obligations described in this section, PRA may:
•	participate in negotiations or discussions with the third party making such takeover proposal regarding such takeover proposal; and
•
furnish to such third party non-public information relating to PRA or its subsidiaries pursuant to an executed confidentiality agreement that that (i) contains confidentiality provisions that are no less favorable in any material respect to a party to the merger agreement than those contained in the confidentiality agreement between ICON and PRA, and (ii) does not restrict, in any manner, PRA’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to ICON pursuant to the merger agreement, entered into in compliance with the terms and conditions of the merger agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes to ICON); provided that such non-public information relating to PRA or its subsidiaries was previously made available to, or is concurrently made available to, ICON;

in each case only if, prior to doing so, the board of directors of PRA believes in good faith, after consultation with outside legal counsel and financial advisors constitutes or would reasonably be expected to lead to a superior proposal (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]).

Existing Discussions
Following the execution and delivery of the merger agreement, each of ICON and PRA shall not, and shall cause its subsidiaries and its and their officers, employees and directors not to, and shall use reasonable best efforts to cause the other representatives of such party and its subsidiaries not to continue, any and all existing activities, discussions, or negotiations, if any, with any third party (or its agents or advisors) conducted prior to the date of the merger agreement with respect to any takeover proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of such party and its subsidiaries that was furnished by or on behalf of such party or its subsidiaries to return or destroy (and confirm destruction of) all such information and immediately terminate access by any third party to any physical or electronic data room relating to any potential takeover proposal.
No Change of Recommendation
ICON and PRA have agreed that, except as otherwise set forth in the merger agreement, neither the ICON board nor the PRA board, nor any committee thereof, will:
•
withhold or withdraw (or amend, modify or materially qualify, in a manner adverse to PRA or to ICON or Merger Sub, as applicable), the ICON recommendation or the PRA recommendation (each as defined in the section entitled “Merger Agreement—Representations and Warranties” beginning on page [119]);

•	fail to include the ICON recommendation or the PRA recommendation, as applicable, in this joint proxy statement/prospectus when disseminated to ICON shareholders or PRA stockholders, as applicable;
•	adopt, approve or recommend a takeover proposal (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]);
•
fail to recommend against acceptance of any tender offer or exchange offer for the ICON ordinary shares or the PRA common stock, as applicable, within ten (10) business days after the commencement of such offer (within the meaning of Rule 14d-2 under the Exchange Act);

•
fail to reaffirm (publicly, if so requested by PRA or ICON, as applicable), the ICON recommendation or the PRA recommendation, as applicable, within ten (10) business days after the date any takeover proposal (or material modification thereto) is first publicly disclosed by PRA, ICON or the person making such takeover proposal; or

•	resolve, agree or publicly propose to take any of the actions in the previous five (5) bullets.
Change of Recommendation for an Intervening Event
Notwithstanding anything in the merger agreement to the contrary, prior to the time, in the case of PRA, the required PRA vote is obtained or, in the case of ICON, the required ICON vote is obtained, the PRA board of directors or the ICON board of directors, as applicable, may effect an adverse recommendation change in response to an intervening event (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]) only if such board of directors determines in good faith, after consultation with its outside legal counsel and a financial advisor of national reputation, that the failure to do so would be inconsistent with such board of directors’ fiduciary duties under applicable law, only if all of the following conditions are met:
•
PRA or ICON, as applicable, has first provided to the other party an intervening event notice (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]) at least three (3) business days in advance advising such other party of its intention to make an adverse recommendation change and specifying in reasonable detail the intervening event (it being understood that the delivery and receipt of any such notice shall not, in and of itself, be an adverse recommendation change);

•
prior to making such an adverse recommendation change, to the extent requested in writing by the other party, engages in good faith negotiations with the other party during such three (3) business day period to amend the merger agreement in such a manner that the failure of the board of directors of such party to make an adverse recommendation change with respect to such intervening event would no longer be, in the good faith determination of the board of directors of such party in consultation with its outside legal counsel and financial advisor of national reputation, inconsistent with the directors’ fiduciary duties under applicable law (it being understood that, if after commencement of the intervening event notice period (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]), there is any material change to the circumstances giving rise to the intervening event that was previously the subject of a notice under the merger agreement, a new notice to the other party shall be required as provided above; provided, that with respect to each such material change, each reference in the merger agreement to a “three (3) business day” period shall be changed to refer to a “two (2) business day” period); and
•
at the conclusion of the intervening event notice period, the board of directors of PRA or ICON, as applicable (or a committee thereof, in the case of PRA) shall have determined in good faith, after consultation with its outside legal counsel and a financial advisor of national reputation, that in light of such intervening event and taking into account any revised terms proposed by the other party, the failure to make an adverse recommendation change would be inconsistent with the directors’ fiduciary duties under applicable law.

Change of Recommendation for a Superior Proposal
In the case of PRA, prior to the time the required stockholder vote of PRA stockholders to adopt the merger agreement, which is referred to as the required PRA vote, is obtained, PRA directly or indirectly through any representative may, subject to certain notification requirements:
•
participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide takeover proposal (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]) that did not arise from a breach of the obligations set forth in the merger agreement in writing that the PRA board of directors believes in good faith, after consultation with outside legal counsel and financial advisor, constitutes or would reasonably be expected to lead to a superior proposal (as defined in the section entitled “Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]);

•
furnish to such third party non-public information relating to PRA or its subsidiaries pursuant to an executed confidentiality agreement that constitutes an acceptable confidentiality agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes to ICON); provided that such non-public information relating to PRA or its subsidiaries was previously made available to, or is concurrently made available to ICON;

•	following receipt of and on account of a superior proposal, make an adverse recommendation change; and/or
•
take any action that any court of competent jurisdiction orders PRA to take (which order remains unstayed), but in each case referred to in the foregoing clause or in the foregoing three (3) bullets, only if PRA board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the board of directors under applicable law.

Notice Regarding Takeover Proposals
Each of ICON and PRA must promptly (and, in any event, within twenty-four (24) hours in the case of PRA and two (2) business days in the case of ICON) notify the other party of any takeover proposal, any inquiry that would reasonably be expected to lead to a takeover proposal, any request for non-public information relating to such party or its subsidiaries, or for access to the business, properties, assets, books, or records of such party or its subsidiaries by any third party that would reasonably be expected to lead to a takeover proposal. In such notice, such party shall identify the third party making, and details of the material terms and conditions of, any such takeover proposal, indication or request, including any proposed financing. Such party shall keep the other party reasonably informed, on a reasonably current basis, of the status and material terms of such takeover proposal, indication or request, including any material amendments or proposed amendments as to price, proposed financing, and other material terms thereof.

Termination of the Merger Agreement (Page [140])
Termination by Mutual Consent
The merger agreement may be terminated at any time prior to the effective time by mutual written consent of ICON and US HoldCo, on the one hand, and PRA, on the other hand. Termination by Either ICON or PRA.
Either ICON and US HoldCo, on the one hand, or PRA, on the other hand, may terminate the merger agreement at any time prior to the effective time if:
•
the merger has not been completed by 11:59 p.m., Eastern Time, on February 24, 2022 (which date is referred to as the end date), subject to extension of the end date in certain circumstances and to certain exceptions, including that such right to terminate will not be available to any party whose material breach of any provision in the merger agreement has been the proximate cause of, or resulted in, the failure of the merger to be consummated on or before such time, in each case as further described in the section entitled “Merger Agreement—Termination of the Merger Agreement—Termination by Mutual Consent” beginning on page [140];

•
any final, nonappealable law or order has been enacted, issued, promulgated, enforced or entered by any governmental entity having competent jurisdiction over ICON, US HoldCo, Merger Sub or PRA that makes illegal, permanently enjoins, or otherwise permanently prohibits the consummation of the merger or the ICON share issuance, although such right to terminate will not be available to any party whose material breach of any provision in the merger agreement has been the proximate cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or order;

•
the merger agreement has been submitted to the PRA stockholders for adoption at a duly convened PRA stockholders meeting and the requisite vote shall not have been obtained at the PRA stockholders meeting (unless such stockholder meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

•
the ICON share issuance has been submitted to the shareholders of ICON for approval at a duly convened ICON EGM and the requisite vote shall not have been obtained at the EGM (unless the EGM has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

Termination by ICON and US HoldCo
In addition, ICON and US HoldCo may terminate the merger agreement at any time prior to the effective time, if:
•	prior to the time the required PRA vote is obtained, a PRA adverse recommendation change has occurred; or
•
there has been a breach of any representation, warranty, covenant, or agreement on part of PRA set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied, and such breach is incapable of being cured by the end date or, if capable of being cured before the end date, has not been cured by PRA within thirty (30) days after written notice has been given by ICON or US HoldCo to PRA of such breach or failure to perform; provided, that ICON and US HoldCo shall not have the right to terminate the merger agreement if ICON, US HoldCo or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement (it being understood and agreed that if ICON and US HoldCo remedy any such breach, then it may terminate the merger agreement pursuant to this bullet when such breach has been so remedied).

Termination by PRA
In addition, PRA may terminate the merger agreement at any time prior to the effective time, if:
•
prior to the time the required PRA vote is obtained at PRA stockholders meeting, the board of directors of PRA authorizes PRA, to the extent permitted and subject to full compliance with the terms and conditions of the merger agreement, to enter into a definitive agreement in respect of a superior proposal; provided, that PRA shall have paid any applicable amounts due under the merger agreement; and provided further, that in the event of such termination, PRA substantially concurrently enters into such definitive agreement with respect to such superior proposal;

•
prior to the time the required ICON vote is obtained, an ICON adverse recommendation change has occurred (whether or not such ICON adverse recommendation change is permitted by the merger agreement); or

•
if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of ICON, US HoldCo or Merger Sub set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the end date or, if capable of being cured before the date, has not been cured by ICON, US HoldCo or Merger Sub within thirty (30) days after written notice has been given by PRA to ICON of such breach or failure to perform; provided, that PRA will not have the right to terminate the merger agreement if PRA is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement (it being understood and agreed that if PRA remedies any such breach, then it may terminate the merger agreement when such breach has been so remedied).

Termination Fees (Page [141])
PRA will be required to pay to ICON and US HoldCo a termination fee of $277,000,000 if the merger agreement is terminated (with each following termination right as defined in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page [140]):
•	by ICON and US HoldCo due to a PRA adverse recommendation change;
•	by PRA due to PRA entering into a definitive agreement in respect of a superior proposal;
•	by ICON and US HoldCo or PRA for a failure to obtain PRA stockholder approval at a time when the merger agreement was terminable by ICON for a PRA adverse recommendation change;
•
by ICON and US HoldCo due to a terminable breach by PRA or by ICON or PRA due to a failure to complete to merger by the end date, in each case (A) prior to such termination a PRA takeover proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the PRA board of directors and not publicly withdrawn without qualification at least seven (7) business days prior to such termination (provided that a PRA takeover proposal shall be deemed not to have been publicly withdrawn if a PRA acquisition agreement with respect to such PRA takeover proposal is entered into within the time period set forth in clause (B)) and (B) within twelve (12) months following the date of such termination PRA shall have entered into a PRA acquisition agreement with respect to any PRA takeover proposal, or any PRA takeover proposal shall have been consummated (in each case whether or not such PRA takeover proposal is the same as the original PRA takeover proposal made, communicated, or publicly disclosed); or

•
ICON and US HoldCo or PRA due to a failure to obtain PRA stockholder approval and (A) prior to the PRA stockholders meeting a PRA takeover proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to PRA board of directors and not publicly withdrawn without qualification at least seven (7) business days prior to the PRA stockholders meeting (provided that a PRA takeover proposal shall be deemed not to have been publicly withdrawn if a PRA acquisition agreement with respect to such PRA takeover proposal is entered into within the time period set forth in clause (B)) and (B) within twelve (12) months following the date of such termination PRA shall have entered into a PRA acquisition agreement with respect to any PRA takeover proposal, or any PRA takeover proposal shall have been consummated (in each case whether or not such PRA takeover proposal is the same as the original PRA takeover proposal made, communicated, or publicly disclosed).

PRA will be required to pay ICON and US HoldCo expense reimbursement in an amount of $100,000,000 (excluding any amounts in respect of VAT, if applicable) if the merger agreement is terminated by ICON and US HoldCo or PRA due to a failure to obtain PRA stockholder approval.
ICON and US HoldCo will be required to pay to PRA a termination fee of $388,000,000 if the merger agreement is terminated (with each following termination right as defined in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page [140]):
•	by PRA due to an ICON adverse recommendation change;
•	by ICON and US HoldCo or PRA due to a failure to obtain ICON shareholder approval at a time when the merger agreement was terminable by PRA for an ICON adverse recommendation change;

•
by PRA due to a terminable breach by ICON or by ICON or PRA due to a failure to complete to merger by the end date, in each case, (1) prior to such termination an ICON takeover proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the ICON board of directors and not publicly withdrawn without qualification at least seven (7) Business Days prior to such termination (provided that an ICON takeover proposal shall be deemed not to have been publicly withdrawn if an ICON acquisition agreement with respect to such ICON takeover proposal is entered into within the time period set forth in clause (2)) and (2) within twelve (12) months following the date of such termination ICON shall have entered into an ICON acquisition agreement with respect to any ICON takeover proposal, or any ICON takeover proposal shall have been consummated (in each case whether or not such ICON takeover proposal is the same as the original ICON takeover proposal made, communicated, or publicly disclosed);

•
by ICON and US HoldCo or PRA due to a failure to obtain ICON shareholder approval and (A) prior to the ICON EGM an ICON takeover proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the ICON board of directors and not publicly withdrawn without qualification at least seven (7) business days prior to the ICON EGM (provided that an ICON takeover proposal shall be deemed not to have been publicly withdrawn if an ICON acquisition agreement with respect to such ICON takeover proposal is entered into within the time period set forth in clause (B)) and (B) within twelve (12) months following the date of such termination ICON shall have entered into an ICON acquisition agreement with respect to any ICON takeover proposal, or any ICON takeover proposal shall have been consummated (in each case whether or not such ICON takeover proposal is the same as the original ICON takeover proposal made, communicated, or publicly disclosed).

ICON and/or US HoldCo will be required to pay, or cause to be paid by a subsidiary, to PRA expense reimbursement in an amount of $120,000,000 (excluding any amounts in respect of VAT, if applicable) if the merger agreement is terminated by ICON and US HoldCo or PRA due to a failure to obtain ICON shareholder approval.
Accounting Treatment of the Merger (Page [126])
ICON and PRA each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States, which are referred to as GAAP. The merger will be accounted for using the acquisition method of accounting, and ICON will be treated as the accounting acquirer.
Certain Tax Consequences (Page [130])
PRA stockholders should read the section entitled “Certain United States Federal Income Tax Considerations” beginning on page [170] for a discussion of the U.S. federal income tax considerations related to the merger, and the section entitled “Irish Tax Consequences” beginning on page [178] for a discussion of Irish tax considerations related to the merger and holding ICON ordinary shares. Because individual circumstances may differ, each PRA stockholder should consult its own tax advisor as to the tax consequences of the merger and of holding ICON ordinary shares.
Debt Financing (Page [126])
ICON’s obligation to complete the transaction is not contingent on the receipt by ICON of any financing. ICON estimates that ICON and US HoldCo will need approximately $[ ] million in order to pay PRA stockholders the cash consideration due to them as merger consideration under the merger agreement, pay related fees and transaction costs in connection with the transaction, and fund the repayment of certain existing indebtedness of PRA. ICON anticipates that the funds needed to pay the foregoing amount will be obtained from a combination of some or all of cash on hand at ICON and PRA, borrowings under new credit facilities and the proceeds from the sale of debt securities.
In connection with the execution of the merger agreement, ICON entered into a commitment letter with Citigroup Global Markets Inc. and certain other financial institutions, referred to collectively in this joint proxy statement/prospectus as the debt financing sources, pursuant to which the debt financing sources committed, on a several basis and subject to customary closing conditions, to provide to ICON a senior secured revolving credit facility in an aggregate principal amount of up to $300.0 million and a senior secured bridge loan facility in an aggregate principal amount of up to $6,060.0 million to, among other things, fund (i) cash consideration in connection with the merger, (ii) repayment of certain existing indebtedness and (iii) fees and expenses in connection with the foregoing. The debt financing sources several commitment to provide debt financing under the proposed credit facilities is available for a period which corresponds with the period in which closing can occur under the merger agreement.
Comparison of Stockholders’ Rights (Page [183])
Upon completion of the merger, PRA stockholders immediately prior to the effective time of the merger will receive ICON ordinary shares and become ICON shareholders, and their rights will be governed by applicable Irish law, including the Irish Companies Act, and by the ICON constitution. PRA stockholders will have different rights once they become stockholders of the combined company due to differences between Delaware law and the governing documents of PRA, on the one hand, and Irish law and the governing documents ICON on the other hand. These differences are described in more detail under the section entitled “Comparison of Stockholders’ Rights” beginning on page [183].
Listing of ICON ordinary shares; Delisting and Deregistration of PRA common stock (Page [133])
If the merger is completed, the ICON ordinary shares issued as share consideration in the merger will be listed for trading on Nasdaq. In addition, if the merger is completed, PRA common stock will be delisted from Nasdaq and deregistered under the Exchange Act.
Risk Factors (Page [34])
In evaluating the merger agreement, the merger or the issuance of ICON ordinary shares in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page [34].

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following tables show a summary of the unaudited pro forma condensed combined financial information about the financial condition and results of operations of the combined company, after giving effect to the merger, which were prepared using the acquisition method of accounting with ICON as the accounting acquirer of PRA. See the section entitled “The Merger—Accounting Treatment” beginning on page [113] for a description of the expected accounting treatment of the merger. The unaudited pro forma condensed combined balance sheet information as of December 31, 2020, is based on the individual historical consolidated balance sheets of ICON and PRA, and has been prepared to reflect the merger as if it had occurred on December 31, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 combine the historical results of operations of ICON and PRA and have been prepared to reflect the merger as if it had occurred on January 1, 2020.
The following selected unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s operating results or financial position would actually have been had the merger been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. The selected unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page [34]. The following selected unaudited pro forma condensed combined financial information has been developed from and should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and the notes related thereto beginning on page [145] and with the historical consolidated financial statements of ICON and PRA and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [217].
Unaudited Pro Forma Condensed Combined Statement of Operations
(in $ millions)	For the Year Ended December 31, 2020
Revenue	$5,960,987
Income/(loss) from operations	$82,874
Net income/(loss) attributable to the combined company	$(165,328)
Basic earnings/(loss) per share ($)	$(2.15)
Basic weighted average number of ordinary shares outstanding	78,992,611
Unaudited Pro Forma Condensed Combined Balance Sheet
(in $ millions)	As of December 31, 2020
Current assets	$3,065,834
Total assets	$17,246,841
Current liabilities	$8,704,366
Total liabilities	$10,263,595
Total equity	6,983,246

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
The following table presents selected historical and pro forma per share data of ICON and selected historical and equivalent per share data of PRA. You should read this information in conjunction with, and the information is qualified in its entirety by (i) the consolidated financial statements of ICON and notes thereto incorporated by reference into this joint proxy statement/prospectus, (ii) the consolidated financial statements of PRA and notes thereto incorporated by reference into this joint proxy statement/prospectus, and (iii) the pro forma financial information and notes thereto in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [145]. For information about the filings incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information” beginning on page [217]. The unaudited pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial condition or results of operations that would have been realized if the merger had been completed as of the dates indicated or will be realized upon the completion of the merger.
The following table assumes the issuance of 26,132,700 ICON ordinary shares in connection with the merger, which is the number of shares issuable by ICON in connection with the transaction based on the closing price of ICON ordinary shares on March 19, 2021, and based on the number of outstanding shares of PRA common stock on December 31, 2020. See note 4j. to the “Unaudited Pro Forma Condensed Combined Financial Information” on page [145] for more information. As discussed in this joint proxy statement/prospectus, the actual number of ICON ordinary shares issuable in the merger will be adjusted based on the number of shares of PRA common stock outstanding at the completion of the merger. The unaudited pro forma data in the table below assume that the transaction occurred on January 1, 2020 for income statement purposes and on December 31, 2020 for balance sheet purposes. The unaudited equivalent pro forma per share data of PRA shows the effect of the transaction from the perspective of a PRA stockholder. The information was calculated by multiplying the unaudited combined pro forma per share data by 0.4125, the exchange ratio at which each PRA share will be converted into an ICON share at closing. This calculation excludes the cash consideration at closing.
Year Ended December 31, 2020
ICON historical per ordinary share data:
Net income (loss) from continuing operations - basic	$6.20
Net income (loss) from continuing operations - diluted	$6.15
Cash dividends declared	$0.00
Book Value	$35.05

PRA historical per common share data:
Net income (loss) from continuing operations - basic	$3.11
Net income (loss) from continuing operations - diluted	$3.04
Cash dividends declared	$0.00
Book Value	$22.92

ICON unaudited combined pro forma per ordinary share data:
Net income (loss) from continuing operations - basic	$(2.15)
Net income (loss) from continuing operations - diluted	$(2.15)
Cash dividends declared	$0.00
Book Value	$87.94

PRA unaudited equivalent pro forma per share data:
Net income (loss) from continuing operations - basic	$(0.89)
Net income (loss) from continuing operations - diluted	$(0.89)
Cash dividends declared	$0.00
Book Value	$36.28
Neither ICON nor PRA have declared or paid dividends during the periods presented. Following the completion of the merger, the declaration of dividends will be at the discretion of ICON’s board of directors. The ICON board of directors do not expect ICON to pay any cash dividends for the foreseeable future.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION
ICON ordinary shares trade on Nasdaq under the symbol “ICLR” and PRA common stock trades on Nasdaq under the symbol “PRAH.”
The table below sets forth the closing price per share of ICON ordinary shares and PRA common stock on Nasdaq on February 23, 2021, the date preceding public announcement of the merger, and on [•], 2021, the latest practicable date before the date of this joint proxy statement/prospectus, and the equivalent price per share of PRA common stock (as determined by multiplying the closing price per share of ICON ordinary shares by the exchange ratio of 0.4125 and adding the cash consideration of $80.00 per share, without interest) on each such date.
Date	ICON ordinary shares closing price per share	PRA common stock closing price per share	Equivalent value of merger consideration per share of PRA common stock
February 23, 2021	$208.62	$127.73	$166.06
[•], 2021	$[•]	$[•]	$[•]
The market prices of ICON ordinary shares and PRA common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the ICON EGM and the PRA stockholder meeting and the date the merger is completed and thereafter. See “Risk Factors—Because the exchange ratio is fixed and will not be adjusted in the event of any change in either ICON’s or PRA’s stock price, the value of the share consideration that PRA stockholders will receive in the merger is uncertain”. We encourage you to obtain current quotes for the ICON ordinary shares and the PRA common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part, and the documents to which ICON and PRA refer you to in this registration statement, as well as oral statements made or to be made by ICON and PRA, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions. These forward-looking statements generally include statements regarding the potential transaction between ICON and PRA, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Statements included in or incorporated by reference into this registration statement, of which this joint proxy statement/prospectus forms a part, that are not historical facts are forward-looking statements. ICON and PRA caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include:
•
the market price for ICON ordinary shares and PRA common stock could change before the completion of the merger, including as a result of uncertainty as to the long-term value of ICON ordinary shares following the merger or as a result of broader stock market movements;

•	certain restrictions during the pendency of the proposed merger that may impact the ability of ICON and PRA to pursue certain business opportunities or strategic transactions;
•
the failure, or unexpected delays, of PRA stockholders to adopt the merger agreement or of ICON shareholders to approve the share issuance, or the failure to satisfy other conditions to the completion of the merger;

•
uncertainties related to the timing of the receipt of required regulatory approvals for the merger and the possibility that ICON and PRA may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all;

•
the risk that the proposed merger and any announcement relating to the proposed merger could have an adverse effect on the ability of ICON and PRA to retain and hire key personnel or maintain relationships with customers, clients, suppliers or strategic partners, or on ICON’s or PRA’s operating results and businesses generally;

•
risks that the merger and the other transactions contemplated by the merger agreement, including any debt financing, could disrupt current plans and operations that may harm ICON’s and/or PRA’s businesses;

•
the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require PRA to pay a termination fee to ICON or require ICON to pay a termination fee to PRA;

•	the amount of any costs, fees, expenses, impairments and charges related to the merger;
•	potential litigation relating to the proposed merger that could be instituted against ICON, PRA or their respective directors;
•	delays in closing, or the failure to close, the merger for any reason could negatively impact ICON or PRA;

•
difficulties and delays in integrating the businesses, systems and processes of ICON and PRA following completion of the merger or fully realizing the anticipated synergies and other benefits expected from the merger;

•	risks related to the diversion of the attention and time of ICON’s and PRA’s respective management teams from ongoing business concerns;
•	unknown liabilities;
•	changes in laws and regulations applicable to ICON and/or PRA;
•	the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics);
•	the impact of the coronavirus (COVID-19) pandemic on ICON’s and PRA’s respective businesses and general economic conditions;
•	risks regarding ICON’s and PRA’s ability to maintain large customer contracts or enter into new contracts;
•	ICON’s and PRA’s ability to attract suitable investigators and patients for clinical trials;
•	ICON’s and PRA’s ability to keep pace with rapid technological change;
•	ICON’s and PRA’s potential liability if a patient is harmed; and
•
the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission.

ICON and PRA caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect the completion of the merger and related transactions and the future results of ICON, PRA and the combined company. The forward-looking statements speak only as of the date of this joint proxy statement/prospectus, in the case of forward-looking statements contained in this joint proxy statement/prospectus, or the dates of the documents incorporated by reference into this joint proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. Readers are cautioned not to place undue reliance on forward-looking statements. Nothing in this joint proxy statement/prospectus should be construed as a profit forecast.
For further discussion of these and other risks, contingencies and uncertainties applicable to ICON and PRA, see the section entitled “Risk Factors” beginning on page [34] of this joint proxy statement/prospectus and in ICON’s and PRA’s other filings with the SEC incorporated by reference into this joint proxy statement/prospectus. See also the section entitled “Where You Can Find More Information” beginning on page [217] for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.
All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to ICON or PRA or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither ICON nor PRA is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as may be required by law. ICON and PRA and their respective directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this joint proxy statement/prospectus is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed.

RISK FACTORS
In deciding whether to vote for the adoption of the merger agreement, in the case of PRA stockholders, or the approval of the share issuance, in the case of ICON shareholders, you are urged to carefully read and consider all of the information included in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statements Regarding Forward-Looking Statements,” all of the information incorporated herein by reference as described in the section entitled “Where You Can Find More Information,” including the risks associated with the businesses of ICON and PRA, and the following material risks relating to the merger and the business of the combined company.
Risks Relating to the Merger
Because the exchange ratio is fixed and will not be adjusted in the event of any change in either ICON’s or PRA’s stock price, the value of the share consideration that PRA stockholders will receive in the merger is uncertain.
Upon completion of the merger, each share of PRA common stock outstanding immediately prior to the merger, other than excluded shares (as defined in the section entitled “The Merger—Merger Consideration” beginning on page [66]) and dissenting shares (as defined in the section entitled “The Merger Agreement—Dissenting Shares” beginning on page [118]), will be converted automatically into the right to receive (i) 0.4125 of one ICON ordinary share and (ii) $80.00 in cash, without interest. This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either ICON ordinary shares or PRA common stock. The market price of ICON ordinary shares and, as a result, the value of the share consideration that PRA stockholders will receive pursuant to the merger agreement, has been fluctuating since the date that the merger agreement was executed and may continue to fluctuate through the date of the completion of the merger. Accordingly, the market price of ICON ordinary shares when PRA stockholders receive those shares after the merger is completed could be greater than, less than or the same as the market price of ICON ordinary shares on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus or on the date of the stockholder meetings. Stock price changes may result from a variety of factors, including, among others, changes in ICON’s or PRA’s respective businesses, operations or prospects; legislative, regulatory and legal developments in the healthcare industry; general market, industry and economic conditions; and market assessments of the likelihood that the merger will be completed. Because the value of the share consideration will depend on the market price of ICON ordinary shares at the time the merger is completed, PRA stockholders will not know or be able to determine at the time of the PRA stockholder meeting the market value of the merger consideration they would receive upon completion of the merger. Similarly, ICON shareholders will not know or be able to determine at the time of the ICON EGM the market value of the ICON ordinary shares to be issued pursuant to the merger agreement compared to the market value of the shares of PRA common stock that are being exchanged. You are urged to obtain current market quotations for ICON ordinary shares and PRA common stock in determining whether to vote for approval of the share issuance in the case of ICON shareholders or for the adoption of the merger agreement in the case of PRA stockholders. In addition, see the section entitled “Comparative Per Share Market Price Information” beginning on page [31].
There is no assurance when or if the merger will be completed.
The merger is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, receipt of the required PRA vote and the required ICON vote; the expiration or termination of the waiting periods applicable to the merger under the HSR Act; obtainment of all required approvals under antitrust and foreign direct investment laws of certain jurisdictions; obtainment of certain consents, approvals and other authorizations of governmental entities free of any burdensome condition; the ICON ordinary shares to be issued to PRA stockholders having been approved for listing on Nasdaq; the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order; absence of any governmental entity having jurisdiction over any party having enacted, issued, promulgated, enforced, or entered any laws or orders that make illegal, enjoin, or otherwise prohibit consummation of the merger, the ICON share issuance, or the other transactions contemplated by the merger agreement; the accuracy of the representations and warranties of the parties to the merger agreement to the extent required under the merger agreement; the performance in all material respects by each party of all obligations and covenants required to be performed by or complied with prior to the closing date; the receipt by each party of an officer’s certificate of the other party certifying as to certain matters; and that ICON has in place a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with The Depository Trust Company in respect of the ICON ordinary shares issuable as merger consideration. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the transaction. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [139].
Failure to complete the merger could have material and adverse effects on ICON and PRA.
If the merger is not completed on a timely basis, or at all, for any reason, including as a result of ICON shareholders failing to approve the share issuance or PRA stockholders failing to adopt the merger agreement, ICON’s and PRA’s respective ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the merger, ICON and PRA would be subject to a number of risks, including the following:
•	ICON and PRA will be required to pay their respective costs relating to the merger, such as certain legal, accounting, financial advisory and printing fees, whether or not the merger is completed;
•
time and resources committed by ICON’s and PRA’s respective management to matters relating to the merger (including integration planning) could otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to ICON or PRA, as applicable, as an independent company;

•	the market price of ICON ordinary shares or PRA common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed;
•	each company may experience negative reactions from its suppliers, customers, regulators and employees;
•
ICON and/or PRA could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against ICON or PRA to perform their respective obligations under the merger agreement;

•
PRA may be required, in certain circumstances, to pay a termination fee of $277,000,000 or an expense reimbursement of $100,000,000 to ICON and US HoldCo (see the section entitled “The Merger Agreement—Termination Fees”); and

•
ICON and US HoldCo may be required, in certain circumstances, to pay a termination fee of $388,000,000 or an expense reimbursement of $120,000,000 to PRA (see the section entitled “The Merger Agreement—Termination Fees”)

Until the completion of the merger or the termination of the merger agreement in accordance with its terms, ICON and PRA are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to ICON or PRA and their respective stockholders.
After the date of the merger agreement and prior to the effective time, the merger agreement restricts ICON and PRA from taking specified actions without the consent of the other party (which consent may not be unreasonably withheld or delayed) and requires that the business of each company and its respective subsidiaries be conducted in all material respects in the ordinary course of business consistent with past practice. These restrictions may prevent ICON or PRA from making appropriate changes to their respective businesses or organizational structures or from pursuing attractive business opportunities that may arise prior to the completion of the merger and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the merger agreement. See the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page [122].
There can be no assurance that ICON will be able to secure the funds necessary to pay the cash portion of the merger consideration and refinance certain of PRA’s existing indebtedness on acceptable terms, in a timely manner, or at all.
ICON intends to fund the cash consideration due pursuant to the merger agreement and to refinance certain of ICON’s and PRA’s existing indebtedness with a combination of cash on hand at ICON and PRA and debt financing. To this end, ICON has entered into a commitment letter pursuant to which certain debt financing sources have committed, subject to customary closing conditions, to provide to ICON a senior secured revolving credit facility in an aggregate principal amount of up to $300.0 million and a senior secured bridge loan facility in an aggregate principal amount of up to $6,060.0 million. However, as of the date of this joint proxy statement/prospectus, neither

ICON nor any of its subsidiaries has entered into definitive agreements for any such debt facilities. There can be no assurance that ICON will be able to secure the debt financings contemplated by the commitment letter. In the event that the debt financing contemplated by the commitment letter is not available, other financing to enable ICON to pay the cash portion of the merger consideration may not be available on acceptable terms, in a timely manner, or at all.
In order to complete the transaction, ICON and PRA must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, completion of the transaction may be delayed, jeopardized or prevented and the anticipated benefits of the merger could be reduced.
No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the transaction will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of ICON and PRA or may impose requirements, limitations or costs or place restrictions on the conduct of ICON’s or PRA’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to ICON or PRA. Such extended period of time also may increase the chance that other adverse effects with respect to ICON or PRA could occur, such as the loss of key personnel. Even if all necessary approvals are obtained, no assurance can be given as to the terms, conditions and timing of such approvals. For more information, see the sections entitled “The Merger Proposal—Regulatory Approvals Required for the Transaction” and “The Merger Agreement—Conditions to Completion of the Merger.”
The merger, including uncertainty regarding the merger, may cause customers, suppliers or strategic partners to delay or defer decisions concerning ICON and/or PRA, which could adversely affect each company’s ability to effectively manage its respective businesses.
The merger will happen only if certain conditions are met including, among other conditions, the approval of the merger agreement proposal by the required PRA vote, the approval of the share issuance proposal by the required ICON vote and either early termination or expiration of any applicable waiting period or periods under the HSR Act. Many of the conditions are outside the control of ICON and PRA, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers, vendors, strategic partners or others that deal with ICON and/or PRA to delay or defer entering into contracts with ICON and/or PRA or making other decisions concerning ICON and/or PRA or seek to change or cancel existing business relationships with ICON and/or PRA, which could negatively affect ICON’s and PRA’s respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of ICON and PRA, regardless of whether the merger is ultimately completed.
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.
The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.
Current and prospective employees of ICON and PRA may experience uncertainty about their future role with ICON and PRA until strategies with regard to these employees are announced or executed, which may impair ICON’s and PRA’s ability to attract, retain and motivate key management, clinical, technical, business development, operational and customer-facing employees and other personnel prior to and following the merger. If ICON and PRA are unable to retain personnel, ICON and PRA could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.
At the effective time, outstanding shares of PRA restricted stock will vest at closing and be converted into the right to receive the merger consideration, and PRA’s outstanding compensatory restricted stock unit and stock option awards will be assumed and converted into corresponding ICON equity awards, generally subject to the same terms and conditions as were applicable to the applicable PRA equity award (including applicable vesting conditions). As discussed further below in “The Merger Agreement—Employee Benefit Plans and Compensation

Matters—Retention Bonus Program,” pursuant to the terms of the merger agreement, the parties will implement a retention bonus program that will provide cash retention bonus awards to certain employees in connection with the merger. In addition, each of PRA’s executive officers are entitled to receive severance benefits upon a qualifying termination of employment following the completion of the merger. Each of PRA’s executive officers could potentially terminate his or her employment following specified circumstances set forth in the section entitled “Interests of PRA’s Directors and Executive Officers in the Merger—PRA Executive Employment Agreements” beginning on page [166]. See the section entitled “Interests of PRA’s Directors and Executive Officers in the Merger” beginning on page [166] for a further discussion of some of these issues.
If key employees of ICON or PRA depart, the integration of the companies may be more difficult and the combined company’s business following the merger may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of ICON or PRA, and the combined company’s ability to realize the anticipated benefits of the merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into the combined company. Accordingly, no assurance can be given that the combined company will be able to attract or retain key employees of ICON and PRA to the same extent that those companies have been able to attract or retain their own employees in the past.
The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.
Either ICON or PRA may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by February 24, 2022 (subject, under certain circumstances, to extension to August 24, 2022, or later). In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, PRA may be required to pay ICON and US HoldCo a termination fee of $277,000,000 or an expense reimbursement of $100,000,000, including certain circumstances in which the PRA board of directors effects a change of recommendation (as defined in the section entitled “The Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]) or PRA enters into an agreement with respect to an takeover proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]) following the termination of the merger agreement. In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, ICON and US HoldCo may be required to pay PRA a termination fee of $388,000,000 or an expense reimbursement of $120,000,000, including certain circumstances in which the ICON board of directors effects a change of recommendation or ICON enters into an agreement with respect to a takeover proposal following the termination of the merger agreement. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page [140] and the section entitled “The Merger Agreement—Termination Fees” beginning on page [141] for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by ICON or PRA.
The directors and executive officers of ICON and PRA have interests and arrangements that may be different from, or in addition to, the interests of ICON shareholders and PRA stockholders generally.
When considering the recommendations of the boards of directors of ICON or PRA, as applicable, with respect to the proposals described in this joint proxy statement/prospectus, ICON shareholders and PRA stockholders should be aware that the directors and executive officers of each of ICON and PRA may have interests in the merger and have arrangements that are different from, or in addition to, those of ICON shareholders and PRA stockholders generally. These interests and arrangements may create potential conflicts of interest.
With respect to directors and executive officers of ICON, these interests and arrangements include the continued employment of such executive officers by ICON after the merger and the continued service of such directors on the board of directors of ICON after the merger. The ICON board of directors was aware of these interests and considered these interests, among other matters, when it approved and declared advisable the merger agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the merger agreement and recommended that ICON shareholders approve the share issuance. The interests of ICON directors and executive officers are described in more detail in the section entitled “Interests of ICON’s Directors and Executive Officers in the Merger” beginning on page [165].

With respect to directors and executive directors of PRA, these interests and arrangements include the continued employment of certain executive officers by the combined company, the appointment of certain PRA directors as directors of the combined company, the treatment in the merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements and the right to continued indemnification of former PRA directors and officers by the combined company. The PRA board of directors was aware of these interests and considered these interests, among other matters, when it approved and declared advisable the merger agreement, the merger and the transactions contemplated thereby on the terms and subject to the conditions set forth in the merger agreement, determined that the merger agreement, the merger and the transactions contemplated by the merger agreement were fair to, and in the best interests of, PRA and PRA stockholders and recommended that PRA stockholders adopt the merger agreement. The interests of PRA directors and executive officers are described in more detail in the section entitled “Interests of PRA’s Directors and Executive Officers in the Merger” beginning on page [166].
ICON or PRA may waive one or more of the closing conditions without re-soliciting stockholder approval.
ICON or PRA may determine to waive, in whole or part, one or more of the conditions of its obligations to consummate the merger. ICON and PRA currently expect to evaluate the materiality of any waiver and its effect on ICON or PRA stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the merger or as to re-soliciting stockholder approval or amending this joint proxy statement/prospectus as a result of a waiver will be made by ICON or PRA, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with PRA.
The merger agreement contains “no shop” provisions that restrict PRA’s ability to, among other things (each as described under the section entitled “The Merger Agreement—No Solicitation of Takeover Proposals; No Change of Recommendation” beginning on page [126]):
•
solicit, initiate, propose or knowingly facilitate or knowingly encourage the submission of any takeover proposal or the making of any proposal that would reasonably be expected to lead to a takeover proposal;

•
enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations with, disclose any non-public information relating to such party or its subsidiaries to, afford access to the business, properties, assets, books, or records of such party or its subsidiaries to, or knowingly assist, knowingly facilitate, or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a takeover proposal;

•
(i) amend or grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of such party or its subsidiaries (provided that, PRA shall be permitted on a confidential non-public basis to release or waive any explicit or implicit standstill or similar agreement solely to the extent necessary to permit the relevant party thereto to submit a takeover proposal to the PRA board of directors on a confidential non-public basis and solely to the extent the PRA board of directors determines in good faith that the failure to do so would be inconsistent with its fiduciary duties under applicable law), or (ii) in the case of PRA, approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL;

•
enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract (in the case of PRA, other than a confidentiality agreement that (i) contains confidentiality provisions that are no less favorable in any material respect to a party to the merger agreement than those contained in the confidentiality agreement between ICON and PRA, and (ii) does not restrict, in any manner, PRA’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to ICON pursuant to the merger agreement, entered into in compliance with the terms and conditions of the merger agreement) relating to any takeover proposal (which is referred to as the acquisition agreement); or

•
approve, authorize, agree or publicly announce an intention to do any of the foregoing; provided, that notwithstanding anything to the contrary in the merger agreement, such party or any of its representatives may, in response to an inquiry or proposal from a third party, inform such third party of the restrictions imposed by these provisions.

Furthermore, there are only limited exceptions to the requirement under the merger agreement that PRA’s board of directors withhold or withdraw (or modify, amend or qualify in a manner adverse to ICON or Merger Sub), or propose publicly to withhold or withdraw (or modify, amend or qualify in a manner adverse to ICON or Merger Sub), the PRA recommendation (as defined in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page [119].) Although PRA’s board of directors is permitted to effect a change of recommendation, after complying with certain procedures set forth in the merger agreement, in response to a takeover proposal if it determines in good faith that a failure to do so would be inconsistent with its fiduciary duties, its doing so would entitle ICON and US HoldCo to terminate the merger agreement and collect a termination fee from PRA in the amount of $277,000,000. For more information, see the sections titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page [140] and “The Merger Agreement—Termination Fees” beginning on page [141].
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the merger consideration, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.
ICON and PRA will incur significant transaction and merger-related costs in connection with the merger.
ICON and PRA have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain ICON executives and certain PRA executives, filing fees, printing expenses and other related charges. Some of these costs are payable by ICON and PRA regardless of whether the merger is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both ICON and PRA have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
There may also be additional unanticipated significant costs in connection with the merger that the combined company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income ICON and PRA expect to achieve from the merger. Although ICON and PRA expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.
The opinions rendered to ICON and PRA by their respective financial advisors will not reflect changes in circumstances between the dates of such opinions and the completion of the merger.
Neither ICON nor PRA has obtained, nor will obtain, an updated opinion regarding the fairness, from a financial point of view, of the merger consideration as of the date of this joint proxy statement/prospectus or prior to the completion of the merger. The financial advisors’ opinions do not speak as of any date other than the respective dates of such opinions. For a more complete description of the above-described opinions, please refer to “The Merger—Opinion of ICON’s Financial Advisor” beginning on page [78] and “The Merger—Opinions of PRA’s Financial Advisors” beginning on page [88].
The unaudited financial forecasts included in this joint proxy statement/prospectus were prepared based on various assumptions that may not be realized in full, at all, or within projected timeframes, and the combined company’s actual results of operations after the merger may differ materially and adversely from the unaudited financial forecasts.
The unaudited financial forecasts included in this joint proxy statement/prospectus were provided by ICON and/or PRA to their respective boards of directors and financial advisors in connection with each party’s consideration of the merger agreement. Such unaudited financial forecasts were prepared based on assumptions regarding future operating cash flows, expenditures, income and other variables that may not be realized in full, at all, or within projected timeframes and the combined company’s actual results may differ materially and adversely from the unaudited financial forecasts. The unaudited financial forecasts were not prepared with a view toward public disclosure. Neither ICON nor PRA undertakes any obligation to update any unaudited prospective financial information included in this joint proxy statement/prospectus except as may be required by applicable law. For more information, see the sections entitled “ICON Unaudited Financial Forecasts” beginning on page [107] and “PRA Unaudited Financial Forecasts” beginning on page [109].
The unaudited pro forma condensed combined financial information included in this document is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition had ICON and PRA operated as a combined entity during the periods presented or of the combined company following completion of the merger.
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus has been prepared using the consolidated historical financial statements of ICON and PRA, is presented for illustrative purposes only, and should not be considered to be an indication of the results of operations or financial condition of the combined company following the merger and the other transactions contemplated by the merger agreement (which, together with the merger, are referred to collectively as the transactions). In addition, the pro forma financial information included in this joint proxy statement/prospectus is based in part on certain assumptions regarding the transactions. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the completion of the transactions. Accordingly, the historical and pro forma financial information included in this joint proxy statement/prospectus does not necessarily represent the combined company’s results of operations and financial condition had ICON and PRA operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition following completion of the transactions. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [145].
Third parties may terminate or alter existing contracts or relationships with ICON or PRA.
PRA has contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require PRA to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the combined company. In addition, third parties with whom ICON or PRA currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.
ICON and PRA may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the transaction from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. The ultimate resolution of any lawsuits cannot be predicted, and an adverse ruling in any such lawsuit may cause the merger to be delayed or not to be completed. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows.
The ICON ordinary shares to be received by PRA stockholders as a result of the merger will have rights different from the PRA common stock.
Upon consummation of the merger, the rights of PRA stockholders, who will become shareholders of ICON, will be governed by the ICON constitution. The rights associated with PRA common stock are different from the rights associated with ICON ordinary shares. See the section entitled “Comparison of Stockholders’ Rights” beginning on page [183] for a discussion of these differences.

Because it is impracticable to determine the identity of all of the owners of a publicly traded corporation, each instance of constructive ownership or the precise extent to which the ownership of two public corporations overlaps, ICON intends to assume, and other applicable withholding agents are likely to assume, that (1) Section 304 of the Internal Revenue Code of 1986, as amended (the “Code”) will apply to the merger and (2) any cash consideration (other than cash in lieu of fractional ICON ordinary shares) should be treated in its entirety as a dividend for U.S. federal income tax purposes (as opposed to sale proceeds from a sale of PRA common stock).
As discussed in more detail in “Certain United States Federal Income Tax Considerations—Certain U.S. Federal Income Tax Considerations Related to the Merger—Tax Characterization of the Merger—The US HoldCo Acquisition,” if the PRA stockholders immediately before the merger are deemed, immediately after the merger, to own collectively 50% or more (by vote or value) of the outstanding stock of ICON (taking into account the ICON ordinary shares being issued to the PRA stockholders as merger consideration), Section 304 of the Code (“Section 304”) may require the cash portion of the merger consideration deemed to have been received from US HoldCo to be treated, for U.S. federal income tax purposes, as a dividend rather than as proceeds of a sale of PRA common stock. Even if Section 304 were to apply, such dividend treatment generally should apply to any particular PRA stockholder only if the percentage of PRA’s outstanding common stock constructively owned by such stockholder immediately after the merger (through such stockholder’s actual and constructive ownership of ICON ordinary shares immediately after the merger) does not represent a meaningful reduction relative to such stockholder’s actual and constructive equity ownership percentage in PRA’s outstanding common stock immediately prior to the merger. However, because it is generally impracticable to ascertain the identity of all of the stockholders of a publicly-traded corporation (or the extent to which any identified stockholder constructively owns additional shares), it will be impracticable to determine whether Section 304 will actually apply to the merger or whether, if Section 304 were to apply, any particular stockholder would qualify for sale (as opposed to dividend) treatment. Moreover, as discussed in more detail in “Certain United States Federal Income Tax Considerations—Certain U.S. Federal Income Tax Considerations Related to the Merger—Tax Characterization of the Merger—The Deemed PRA Redemption,” although as a technical matter a portion of the cash consideration should be deemed to have been received from PRA (as opposed to US HoldCo) and, therefore not subject to Section 304 treatment, ICON is not yet able to determine which portion of the cash consideration should be deemed to have been received from PRA or US HoldCo, respectively, and may not be able to do so prior to closing.
Given the foregoing uncertainty, regardless of whether sale (as opposed to dividend) treatment is appropriate in a PRA stockholder’s particular case, ICON intends to assume (both for purposes of withholding (with respect to non-U.S. PRA stockholders) and information reporting to the IRS (with respect to all PRA stockholders)), and other applicable withholding agents are likely to assume (for such purposes), that (1) Section 304 will apply to the merger, (2) dividend treatment (as opposed to sale treatment) will apply to each PRA stockholder and (3) such dividend treatment will apply to all of the cash consideration (other than cash in lieu of fractional ICON ordinary shares).
If dividend treatment were to apply, (a) a U.S. stockholder of PRA generally would be subject to dividend treatment with respect to the applicable cash consideration without reduction for any portion of the stockholder’s adjusted tax basis in its PRA shares and (b) a non-U.S. stockholder of PRA generally would be subject to a U.S. federal withholding tax of 30% (or a lower applicable treaty rate) with respect to the applicable cash consideration without reduction for any portion of the stockholder’s adjusted tax basis in its PRA shares.
PRA stockholders should consult their tax advisors about Section 304, including the possibility of avoiding any adverse tax consequences under Section 304 by selling their shares of PRA common stock in advance of the merger and, if a stockholder of PRA decides not to sell its PRA shares in advance of the merger, the possibility of reporting all of the cash consideration as sale proceeds on the PRA stockholder’s U.S. federal income tax return, and/or seeking a refund of any excess withholding tax from the IRS, if sale (as opposed to dividend) treatment is appropriate in a particular case.
The IRS could challenge the intended U.S. federal income tax treatment of the merger.
While ICON believes that the intended tax treatment discussed in “Certain United States Federal Income Tax Considerations—Certain U.S. Federal Income Tax Considerations Related to the Merger—Tax Characterization of the Merger” (i.e., a partial purchase of the PRA common stock by ICON (for ICON ordinary shares) and a partial purchase of PRA common stock by US HoldCo (for cash)) should be respected, this position is not entirely free from doubt and the IRS could assert that all of the outstanding common stock of PRA (other than the portion deemed to have been redeemed by PRA) was acquired solely by US HoldCo or, alternatively, solely by ICON.
If the IRS were to successfully recharacterize the merger as an acquisition solely by US HoldCo, all of the merger consideration (i.e., the ICON ordinary shares and the cash, as opposed to only the cash) would be subject to possible deemed dividend treatment under Section 304 (as described below under “Certain United States Federal Income Tax Considerations—Certain U.S. Federal Income Tax Considerations Related to the Merger—Tax Characterization of the Merger—The US HoldCo Acquisition”).
If the IRS were to successfully recharacterize the merger as an acquisition solely by ICON, a “U.S. Holder” (as defined under “Certain United States Federal Income Tax Considerations”) would be treated as having transferred a portion of each share of its PRA common stock for cash to ICON (a non-U.S. corporation) as opposed to US HoldCo (a U.S. corporation), which recharacterized transfer could, under Section 367(a) of the Code, cause U.S. Holders to recognize gain on such transfer as a taxable sale of such stock in addition to being subject to dividend treatment under Section 304 with respect to the same transfer, resulting in a greater total tax on the merger than if the intended tax treatment were respected.
PRA stockholders should consult their tax advisors about the foregoing issues, including the possibility of avoiding any adverse tax consequences described above by selling their PRA common stock in advance of the merger.
Risks Relating to the Combined Company after Completion of the Merger
The substantial additional indebtedness that ICON will incur in connection with the transaction could adversely affect the combined company’s business, financial condition or results of operations.
Following completion of the merger and the other transactions contemplated by the merger agreement, the combined company will have a substantial amount of debt. ICON expects to borrow approximately $[•] million in order to pay PRA stockholders the cash consideration due to them as merger consideration under the merger agreement, pay related fees and transaction costs in connection with the transactions, and refinance certain existing indebtedness of PRA and ICON. ICON’s consolidated borrowings were $348.5 million as at December 31, 2020. The combined company’s pro forma borrowings as at December 31, 2020, if the transactions had been completed on December 31, 2020, would have been approximately $6,287.7 million. This increased level of borrowings could adversely affect the combined company in a number of ways, including, but not limited to, by making it more difficult for the combined company to satisfy its obligations with respect to its debt or to its trade or other creditors, requiring a substantial portion of the combined company’s cash flows from operations for the payment of interest on the combined company’s debt, reducing the combined company’s flexibility to respond to changing business and economic conditions, and reducing funds available for the combined company’s investments in research and development, capital expenditures and other activities. If ICON cannot service its debt, it may have to take actions such as selling assets, seeking additional debt or equity, or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances.
In addition, ICON’s increased level of indebtedness could adversely affect ICON’s credit rating which could result in increased borrowing costs for the combined company in the future. No assurances can be made that ICON will be able to refinance any indebtedness incurred in connection with the merger on terms acceptable to it or at all.
The combined company may not be able to retain customers or suppliers, or attract new customers, or customers or suppliers may seek to modify contractual obligations with the combined company, which could have an adverse effect on the combined company’s business and operations.
As a result of the merger, the combined company may experience strain in relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger (whether or not contractual rights are triggered as a result of the merger) or may decline to award new business to, or renew existing contracts or enter into new long-term agreements with, the combined company. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger or that the combined company will be able to attract new customers. If any of the customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, or if the combined company is unable to attract new customers, then the combined company’s business and results of operations may be harmed.
Combining the businesses of ICON and PRA may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the market price of ICON ordinary shares following the merger.
The success of the merger will depend on, among other things, the ability of ICON and PRA to combine their businesses in a manner that facilitates growth opportunities and realizes cost savings. ICON and PRA have entered into the merger agreement because each believes that the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of its respective stockholders and that combining the businesses of ICON and PRA will produce benefits and cost savings.
However, ICON and PRA must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the ordinary shares of the combined company after the completion of the merger.
In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what ICON and PRA expect and may take longer to achieve than anticipated. If ICON and PRA are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.
The failure to integrate successfully the businesses and operations of ICON and PRA in the expected time frame may adversely affect the combined company’s future results.
ICON and PRA have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key ICON employees or key PRA employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. In addition, due to the integration process, customers may be slow to award new business to the combined company or may not award new business to the combined company at all. Specifically, the following issues, among others, must be addressed in integrating the operations of ICON and PRA in order to realize the anticipated benefits of the merger so the combined company performs as expected:
•	combining the companies’ operations and corporate functions;
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combining the businesses of ICON and PRA and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve the synergies and other benefits anticipated to result from the merger;

•	integrating personnel from the two companies;
•	integrating the companies’ technologies, systems and processes;
•	integrating and unifying the offerings and services available to customers;
•	identifying and eliminating redundant and underperforming functions and assets;
•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;
•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
•	consolidating the companies’ administrative and information technology infrastructure;
•	coordinating distribution and sales and marketing efforts;
•	managing the movement of certain positions to different locations;
•	coordinating geographically dispersed organizations; and
•	effecting actions that may be required in connection with obtaining regulatory approvals.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.
ICON may be unable to realize anticipated cost and tax synergies and expects to incur substantial expenses related to the merger.
ICON expects to generate run rate cost synergies of approximately $150 million and tax savings from the combined effective tax rate decreasing to 14% both to be realized within approximately four years after completion of the merger. ICON’s ability to achieve such estimated cost and tax synergies in the timeframe described, or at all, is subject to various assumptions by ICON’s management, which may or may not prove to be accurate, as well as the incurrence of costs in ICON’s operations that offset all or a portion of such cost synergies. As a consequence, ICON may not be able to realize all of these cost and tax synergies within the timeframe expected or at all. In addition, ICON may incur additional or unexpected costs in order to realize these cost and tax synergies. ICON’s ability to realize tax synergies is subject to uncertainties. See “—There is a risk that, as a result of the merger, either (1) ICON could be treated as having become a U.S. corporation for U.S. federal income tax purposes or (2) ICON and its affiliates could become subject to certain adverse U.S. federal income tax rules.” Failure to achieve the expected cost and tax synergies could significantly reduce the expected benefits associated with the merger. In addition, ICON has incurred and will incur substantial expenses in connection with completion of the merger, including the costs and expenses of preparing and filing the Form F-4 Registration Statement that contains this joint proxy statement/prospectus with the SEC. ICON expects to continue to incur non-recurring costs associated with consummating the merger, combining the operations of the two companies and achieving the desired cost synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of nonrecurring expenses will consist of transaction costs related to the merger and include, among others, fees paid to financial, legal and accounting advisors, employee benefit costs and filing fees. Such costs, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of ICON following the completion of the merger and many of these costs will be borne by ICON even if the merger is not completed.
Current ICON shareholders and PRA stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the management of the combined company.
Upon completion of the merger, ICON expects to issue approximately [•] ICON ordinary shares to PRA stockholders pursuant to the merger agreement. As a result, it is expected that, immediately after completion of the transaction, former PRA stockholders will own approximately 34% of the outstanding ICON ordinary shares. Additional ICON ordinary shares may be issued from time to time following the merger to holders of PRA equity awards on the terms set forth in the merger agreement. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Treatment of PRA Equity Awards” beginning on page [116] for a more detailed explanation. Consequently, current ICON shareholders in the aggregate will have less influence over the management and policies of ICON than they currently have over the management and policies of ICON, and PRA stockholders in the aggregate will have significantly less influence over the management and policies of ICON than they currently have over the management and policies of PRA.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of ICON’s business and PRA’s business following the merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.
Upon completion of the transaction, PRA stockholders will become ICON shareholders, and the market price for ICON ordinary shares may be affected by factors different from those that historically have affected the market price of PRA’s shares.
Upon completion of the transaction, PRA stockholders will become ICON shareholders. ICON’s and PRA’s businesses differ and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting the results of operations of ICON and those currently or historically affecting the results of operations of PRA. For a discussion of the businesses of ICON and PRA and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to in the section entitled “Where You Can Find Additional Information” beginning on page [217].
Resales of ICON ordinary shares following the merger may cause the market price of ICON ordinary shares to decline.
ICON expects that it will issue up to approximately [•] ICON ordinary shares in connection with the merger. The issuance of these new ICON ordinary shares and the sale of additional ICON ordinary shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market price for ICON ordinary shares. The increase in the number of ICON ordinary shares may lead to sales of such ICON ordinary shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, ICON ordinary shares.
The market price of ICON ordinary shares may decline as a result of the transaction.
The market price of ICON ordinary shares may decline as a result of the transaction if, among other things, the combined company is unable to achieve the expected growth in revenues and earnings, or if the cost savings estimates in connection with the integration of ICON’s and PRA’s businesses are not realized or if the transaction costs related to the transaction are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by the market or if the effect of the transaction on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.
ICON does not expect to pay any cash dividends for the foreseeable future.
ICON currently does not expect to declare dividends on ICON ordinary shares and has not done so in the past. Any determination to declare or pay dividends in the future will be at the discretion of the ICON board of directors, subject to relevant laws and dependent on a number of factors, including ICON’s earnings, capital requirements and overall financial condition. Therefore, the only opportunity for PRA stockholders to achieve a return on the ICON ordinary shares received as share consideration may be if the market price of ICON ordinary shares appreciates and shares received as share consideration are sold at a price higher than the implied value of the share consideration. The market price for ICON ordinary shares may not appreciate and may fall below the implied value of the share consideration.
A future transfer of ICON ordinary shares, other than one effected by means of the transfer of book entry interests in DTC, may be subject to Irish stamp duty.
Transfers of ICON ordinary shares effected by means of the transfer of book entry interests in DTC should not be subject to Irish stamp duty where ICON ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if you hold ICON ordinary shares as of record rather than beneficially through DTC, any transfer of ICON ordinary shares could be subject to Irish stamp duty

(currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for Irish stamp duty to arise could adversely affect the price of ICON ordinary shares. For more information, see “Irish Tax Consequences—Stamp Duty.”
There may be less publicly available information concerning ICON than there is for issuers that are not foreign private issuers because ICON, as a foreign private issuer, is exempt from a number of rules under the Exchange Act, is permitted to file less information with the SEC than issuers that are not foreign private issuers and is permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions.
As a foreign private issuer under the Exchange Act, ICON is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, ICON is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the ICON management board, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning ICON than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by ICON in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. Further, as a foreign private issuer, under Nasdaq rules, ICON is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. Accordingly, if ICON remains a foreign private issuer after the merger, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the Nasdaq corporate governance requirements. See the section entitled “Governance of ICON after the Merger—Certain exemptions from Nasdaq corporate governance requirements” beginning on page [112] for a discussion of ICON’s corporate governance practices that differ from those followed by issuers that are not foreign private issuers under Nasdaq listing standards.
ICON is a public limited company incorporated under the laws of Ireland and a substantial portion of its assets are, and many of its directors and officers reside, outside of the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States against ICON or ICON’s directors and members of the ICON board.
ICON is organized under the laws of Ireland. A substantial portion of ICON’s assets are located outside the United States, and many of ICON’s directors and officers and some of the experts named in this joint proxy statement/prospectus are residents of jurisdictions outside of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon ICON and those directors, officers and experts, or to enforce judgments obtained in U.S. courts against ICON or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against ICON or such persons in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States.
There is no certainty that civil liabilities predicated solely upon the federal securities laws of the United States can be enforced in Ireland, whether by original action or by seeking to enforce a judgment of U.S. courts. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in Ireland.
There is a risk that, as a result of the merger, either (1) ICON could be treated as having become a U.S. corporation for U.S. federal income tax purposes or (2) ICON and its affiliates could become subject to certain adverse U.S. federal income tax rules.
For U.S. federal income tax purposes, a corporation generally is considered to be a domestic corporation (a “U.S. corporation”), which is subject to U.S. federal income tax on its worldwide income, only if such corporation is organized or incorporated under the laws of the United States, any state thereof or the District of Columbia. Accordingly, because ICON is an Irish incorporated entity, it generally would be classified as a non-U.S. corporation for U.S. federal income tax purposes. However, the so-called “anti-inversion rules” of Section 7874 of the Code (“Section 7874”) provide an exception to this general rule under which, as a result of the merger, either (1) ICON might be treated as having become a U.S. corporation for U.S. federal income tax purposes or (2) ICON might remain a non-U.S. corporation for U.S. federal income tax purposes but ICON and its affiliates might become subject to certain adverse U.S. federal income tax rules.
While ICON believes that Section 7874 should not apply to ICON as a result of the merger, due to the factual and legal complexity of Section 7874 and the limited authority interpreting it, there can be no assurance that ICON’s view, if challenged, would be sustained. Moreover, it is possible that a future change in law could expand the scope of Section 7874 on a retroactive basis. In this regard, (1) prior to the 2020 U.S. presidential election, the Biden campaign announced that, if elected, President Biden would “implement strong anti-inversion regulations and penalties” and (2) one bill recently introduced in Congress that is proposed to have retroactive effect would, if enacted in its current form, pose a significant risk that Section 7874 would cause ICON to become a U.S. corporation as a result of the merger. The application of Section 7874 to ICON could have a materially adverse impact on the value of (and the U.S. federal income tax consequences of owning) ICON ordinary shares.
PRA stockholders should review “Certain United States Federal Income Tax Considerations—Certain U.S. Federal Income Tax Considerations Related to the Ownership and Disposition of ICON Ordinary Shares Received in the Merger—Possible Application of Section 7874 to ICON,” for a more detailed discussion of Section 7874.
Risks Relating to ICON’s Business
ICON’s business is and will continue to be subject to the risks described in the sections entitled “Risk Factors” in ICON’s Annual Report on Form 20-F for the year ended December 31, 2020 and in other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [217] for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to PRA’s Business
PRA’s business is and will continue to be subject to the risks described in the sections entitled “Risk Factors” in PRA’s Annual Report on Form 10-K for the year ended December 31, 2020, and in other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [217] for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE PARTIES TO THE MERGER
ICON plc
ICON plc is a clinical research organization, founded in Dublin, Ireland in 1990. Over thirty years ICON has grown significantly to become a leading global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device and government and public health organizations. ICON’s mission is to help its clients to accelerate the development of drugs and devices that save lives and improve quality of life. ICON is a public limited company incorporated in Ireland and operates under the Irish Companies Act 2014. The principal executive office and phone number of ICON is:
South County Business Park
Leopardstown
Dublin 18
Republic of Ireland
+353 1 2912000
ICON US Holdings Inc. and Indigo Merger Sub, Inc.
ICON US Holdings Inc. is a Delaware corporation and a wholly owned subsidiary of ICON. US HoldCo was formed in 2013 and acts primarily as a holding company for ICON’s US subsidiaries.
Indigo Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of ICON and US HoldCo, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the merger and the other transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into PRA, with PRA surviving the merger as a wholly owned subsidiary of ICON and US HoldCo. The principal executive office and phone number of each of US HoldCo and Merger Sub is:
2100 Pennbrook Parkway
North Wales, PA 19454
United States
+1-215-616-3000
ICON ordinary shares are listed on Nasdaq under the ticker symbol “ICLR.”
For more information about ICON, please visit ICON’s Internet website at https://iconplc.com. ICON’s Internet website address is provided as an inactive textual reference only. The information contained on ICON’s Internet website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about ICON is included in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [217].
PRA Health Sciences, Inc.
PRA Health Sciences, Inc. is one of the world’s leading global contract research organizations by revenue, providing outsourced clinical development and data solution services to the biotechnology and pharmaceutical industries. PRA’s global clinical development platform includes more than 75 offices across North America, Europe, Asia, Latin America, Africa, Australia and the Middle East and more than 17,500 employees worldwide. Since 2000, PRA has participated in approximately 4,000 clinical trials worldwide. In addition, PRA has participated in the pivotal or supportive trials that led to U.S. Food and Drug Administration or international regulatory approval of more than 95 drugs. PRA’s principal executive offices are located in Raleigh, North Carolina. The principal executive office and phone number of ICON is:
4130 ParkLake Avenue, Suite 400
Raleigh, North Carolina 27612
1-919-786-8200
PRA common stock is listed on Nasdaq under the ticker symbol “PRAH.”

For more information about PRA, please visit PRA’s Internet website at http://www.prahs.com. PRA’s internet website address is provided as an inactive textual reference only. The information contained on PRA’s internet website or accessible through it (other than the documents incorporated by reference herein) do not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about PRA is included in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [217].

THE ICON EXTRAORDINARY GENERAL MEETING
This joint proxy statement/prospectus is being mailed on or about [•], 2021, to holders of record of ICON ordinary shares as of the close of business on [•], 2021, and constitutes notice of the ICON EGM in conformity with the requirements of the Irish Companies Act and ICON’s constitution.
This joint proxy statement/prospectus is being provided to ICON shareholders as part of a solicitation of proxies by the ICON board of directors for use at the ICON EGM and at any adjournments or postponements of the ICON EGM. ICON shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.
Date, Time and Place of the ICON EGM
The ICON EGM will be held at [•], at [•] [a/p].m., Dublin time, on [•], 2021.
ICON encourages shareholders to vote by Internet, by mail or by telephone, rather than attend the ICON EGM in person in light of the public health concerns related to COVID-19. Shareholders are referred to the section below entitled “Attending the ICON EGM” for more information.
Matters to be Considered at the ICON EGM
The purposes of the ICON EGM are as follows, each as further described in this joint proxy statement/prospectus:
•	ICON Proposal 1: Approval of the issuance of ICON ordinary shares to PRA stockholders pursuant to the merger agreement. To consider and vote on the ICON share issuance proposal; and
•	ICON Proposal 2: Adjournment of the ICON EGM. To consider and vote on the ICON adjournment proposal.
Recommendation of the ICON Board of Directors
The ICON board of directors unanimously recommends that ICON shareholders vote:
•	ICON Proposal 1: “FOR” the ICON share issuance proposal; and
•	ICON Proposal 2: “FOR” the ICON adjournment proposal.
After careful consideration, the ICON board of directors, unanimously (i) determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, ICON and its stockholders, (ii) directed that the share issuance be submitted to ICON shareholders for their approval and (iii) recommended that ICON shareholders vote in favor of the approval of the share issuance.
See also the section entitled “The Merger—ICON’s Reasons for the Merger” beginning on page [78].
Record Date for the ICON EGM and Voting Rights
The ICON board of directors has fixed the close of business on [•], 2021 as the record date of the ICON EGM. If you were a holder of record of ICON ordinary shares as of the close of business on the record date you are entitled to receive notice of and to vote at the ICON EGM or any adjournments or postponements thereof. You are entitled to one vote for each ICON ordinary share that you owned as of the close of business on the ICON record date. As of the close of business on the ICON record date, [•] ICON ordinary shares were outstanding and entitled to vote at the ICON EGM.
Quorum; Abstentions and Broker Non-Votes
A quorum of shareholders is necessary to conduct the ICON EGM. The presence of three (3) or more shareholders (present by proxy or in person) is necessary to constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum. If a quorum is not present, the ICON EGM will be adjourned.

Under Nasdaq rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. A “broker non-vote” occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. All of the proposals currently scheduled for consideration at the ICON EGM are “non-routine” matters. Because none of the proposals currently scheduled to be voted on at the ICON EGM are routine matters for which brokers may have discretionary authority to vote, ICON does not expect there to be any broker non-votes at the ICON EGM. As a result, if you hold your ICON ordinary shares in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.
If you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on any of the ICON proposals, this will have no effect on the vote count for such proposal but, in the case of broker non votes only, will count towards determining whether a quorum is present.
If you respond with an “abstain” vote on any of the ICON proposals, this will have no effect on the vote count for any such proposal, but will count towards determining whether a quorum is present. Executed but unvoted proxies will be voted in accordance with the recommendations of the ICON board of directors. If additional votes must be solicited to approve the share issuance, it is expected that the meeting will be adjourned to solicit additional proxies.
Required Votes; Vote of ICON’s Directors and Executive Officers
Approval of each of the ICON proposals requires the affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the ICON share issuance proposal at the ICON EGM. Because the vote required to approve each of the ICON proposals is based on votes properly cast at the ICON EGM, abstentions, along with failures to vote, will have no effect on such proposals.
As of the record date, ICON directors and executive officers, and their affiliates, as a group, owned and were entitled to vote [•] ICON ordinary shares, or approximately [•]% of the total outstanding ICON ordinary shares. Although none of them has entered into any agreement obligating them to do so, ICON currently expects that all of its directors and executive officers will vote their shares “FOR” the ICON share issuance proposal and “FOR” the ICON adjournment proposal. See also the section entitled “Interests of ICON’s Directors and Executive Officers in the Merger” beginning on page [165] and the arrangements described in ICON’s Annual Report on Form 20-F filed with the SEC on February 24, 2021, which is incorporated into this joint proxy statement/prospectus by reference.
Methods of Voting
•	By Internet: Through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card.
•	By Telephone: By calling using the toll-free (from the United States, Puerto Rico and Canada) telephone number listed on the enclosed proxy card.
•	By Mail: By completing, signing, dating and returning the enclosed proxy card in the envelope provided.
You may also cast your vote in person at ICON EGM. Even if you plan to attend the ICON EGM, ICON recommends that you vote your shares in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the ICON EGM. In light of public health concerns related to COVID-19, ICON would like to emphasize that it considers the health of its shareholders, employees, attendees and other stakeholders a top priority and in this context is closely monitoring the evolving COVID-19 situation as regards the ICON EGM. Shareholders are referred to the section below entitled “Attending the ICON EGM” which sets out further detail on the situation in Ireland and restrictions around in person attendance at the ICON offices. ICON therefore strongly encourages voting via mail, telephone and Internet over in person attendance at the ICON EGM.

To be effective for ICON voting, the proxy card duly completed and executed, together with any authority under which it is executed, or a copy thereof certified, must be received at the registered office of ICON, so as to be received no later than [  ] or if the ICON EGM is adjourned, on the day that falls before the day appointed for the adjourned meeting.
Alternatively, provided it is received by 11:59 p.m., Eastern Time, on [  ], 2021, or if the ICON EGM is adjourned, by 11:59 p.m., Eastern Time, on the day that falls 48 hours before the time appointed for the adjourned meeting, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet or by telephone.
Voting by for Shares Held in “Street Name”
If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions you receive from your bank, broker or other nominee on how to vote your shares. Registered shareholders who attend the ICON EGM may vote their shares personally even if they previously have voted their shares.
Revocability of Proxies
Any shareholder giving a proxy has the right to revoke it before the proxy is voted at the ICON EGM by taking any of the following actions:
•
delivering written notice to the company secretary of ICON that is received prior to the commencement of the ICON EGM stating that you have revoked your proxy to the company secretary of ICON at the following address: ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, Attention: Company Secretary;

•	signing and returning by mail a proxy card with a later date so that it is received by ICON prior to the commencement of the ICON EGM; or
•	attending the ICON EGM and voting in person.
Execution or revocation of a proxy will not in any way affect a shareholder’s right to attend the ICON EGM and vote in person.
If your shares are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.
Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the ICON EGM and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If an ICON shareholder makes no specification on his, her or its proxy card as to how such ICON shareholder should want their ICON ordinary shares voted, such proxy will be voted as recommended by the ICON board of directors as stated in this joint proxy statement/prospectus, specifically “FOR” the ICON share issuance proposal, and “FOR” the ICON adjournment proposal.
Proxy Solicitation Costs
ICON is soliciting proxies to provide an opportunity to all ICON shareholders to vote on agenda items, whether or not the shareholders are able to attend the ICON EGM or an adjournment or postponement thereof. ICON will bear the entire cost of soliciting proxies from its stockholders. In addition to the solicitation of proxies by mail, ICON will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of ICON ordinary shares held of record by such nominee holders. ICON may be required to reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
ICON has retained Georgeson LLC to assist in the solicitation process. ICON will pay Georgeson a fee of approximately $20,000, plus costs and expenses. ICON also has agreed to indemnify Georgeson against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). In addition to solicitation by mail, ICON’s directors, officers and other employees may solicit proxies in person, by telephone, electronically, by mail or other means. These persons will not be specifically compensated for doing this.

Attending the ICON EGM
You are entitled to attend the ICON EGM only if you are a shareholder of record of ICON at the close of business on [•], 2021 (the record date for the ICON EGM) or hold a proxy for such a shareholder. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares at the ICON EGM.
Special Precautions Due to COVID-19 Concerns
In light of public health concerns related to COVID-19, ICON would like to emphasize that it considers the health of its shareholders, employees, attendees and other stakeholders a top priority, and in this context, is closely monitoring the evolving COVID-19 situation.
Based on the latest available public health guidance, it is expected the ICON EGM will proceed under very constrained circumstances given current restrictions on public gatherings in Ireland. Shareholders are strongly encouraged not to attend the meeting in person and instead to vote their shares by proxy as the preferred method of fully and safely exercising their rights. Personal attendance at the AGM may present a health risk to shareholders and others and entry may be refused. ICON advises that shareholders who are experiencing any COVID-19 symptoms or anyone who has been in contact with any person experiencing any COVID-19 symptoms should not attend the ICON EGM in person.
ICON may take additional procedures or limitations applicable to meeting attendees, including restrictions on seating arrangements, health screening requirements and other reasonable or required measures in order to enter the building.
In the event that a change of venue becomes necessary due to public health recommendations regarding containment of COVID-19, which may include the closure of or restrictions on access to the meeting venue, ICON will promptly communicate this to shareholders by an announcement in a press release, on the investor relations page of https://investor.iconplc.com/ and a filing with the U.S. Securities and Exchange Commission. ICON advises shareholders to monitor the page regularly, as circumstances may change on short notice. We recommend that shareholders keep up-to-date with the latest public health guidance regarding travel, self-isolation and health and safety precautions.
Results of the ICON EGM
The preliminary voting results will be announced at the ICON EGM. In addition, within four (4) business days following the ICON EGM, ICON intends to file the final voting results with the SEC on a Form 6-K. If the final voting results have not been certified within that four-business-day period, ICON will report the preliminary voting results on a Form 6-K at that time and will file an amendment to the Form 6-K to report the final voting results within four (4) days of the date that the final results are certified.
Adjournments
If a quorum is present at the ICON EGM but there are not sufficient votes at the time of the ICON EGM to approve the ICON share issuance proposal, then ICON shareholders may be asked to vote on the ICON adjournment proposal.
If the adjournment is for more than fourteen (14) days, ICON will give at least seven (7) days clear notice of the adjourned meeting to each ICON shareholder of record entitled to vote at the adjourned meeting as of the record date for determining the stockholders entitled to notice of the ICON EGM.
At any subsequent reconvening of the ICON EGM at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the ICON EGM, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance
If you need assistance voting or in completing your proxy card or have questions regarding the ICON EGM, please contact Georgeson LLC, the proxy solicitation agent for ICON:
Georgeson LLC
1290 Avenue of the Americas
9th Floor
New York, NY 10104
1-866-295-4321 (toll-free within the United States)
1-781-575-2137 (outside the United States)
ICON@georgeson.com
ICON SHAREHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, ICON SHAREHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

ICON PROPOSAL 1: APPROVAL OF SHARE ISSUANCE
This joint proxy statement/prospectus is being furnished to you as a shareholder of ICON as part of the solicitation of proxies by the ICON board of directors for use at the ICON EGM to consider and vote upon a proposal to approve the issuance of ICON ordinary shares to PRA stockholders pursuant to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.
Under Irish law, the directors of a company may issue new shares without shareholder approval once authorized to do so by its constitution or by an ordinary resolution adopted by the shareholders at a general meeting. ICON has a pre-existing shareholder approval, from its last annual general meeting, to issue shares up to an amount equal to approximately 20% of its issued and outstanding share capital. It is currently estimated that ICON will issue or reserve for issuance approximately [•] ICON ordinary shares to PRA stockholders pursuant to the merger agreement, which will exceed the existing 20% approval limit. Accordingly ICON shareholder approval is required prior to the issuance of ICON ordinary shares to PRA stockholders pursuant to the merger agreement.
Approval of the share issuance is a condition to the completion of the merger.
The ICON board of directors unanimously recommends that ICON shareholders approve the following resolution as an ordinary resolution:
“That, subject to applicable rules and listing standards of Nasdaq, the Directors of ICON be and they are hereby generally and unconditionally authorized pursuant to section 1021 of the Companies Act 2014 to exercise all the powers of ICON to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) as contemplated by the Agreement and Plan of Merger, dated as of February 24, 2021 (as it may be amended from time to time), which is referred to as the merger agreement, by and among ICON, ICON US Holdings Inc., Indigo Merger Sub, Inc. and PRA Health Sciences, Inc., up to an aggregate nominal amount of ICON ordinary shares necessary for purposes of satisfying the aggregate issuance of ICON ordinary shares in connection with and pursuant to the merger agreement, provided that such authority shall (a) expire on [   ] 2022 or such later date as may be determined by the ICON board of directors from time to time (provided that under the Companies Act, such later date cannot be more than five (5) years after the date on which this resolution is passed), and (b) be without prejudice and in addition to the authority under the said Section 1021 previously granted to the ICON board of directors pursuant to an ordinary resolution passed at the annual general meeting of ICON held on July 21, 2020.”
The ICON share issuance proposal is being proposed as an ordinary resolution and therefore requires the affirmative vote of a majority of votes cast, in person or by proxy, on the proposal. A shareholder’s abstention and a broker non-vote or other failure to vote will have no effect on the proposal.
IF YOU ARE AN ICON SHAREHOLDER, THE ICON BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ICON SHARE
ISSUANCE PROPOSAL (ICON PROPOSAL 1)

ICON PROPOSAL 2: ADJOURNMENT OF THE ICON EGM
The ICON EGM may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the ICON share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the ICON shareholders.
ICON is asking its shareholders to authorize the holder of any proxy solicited by the ICON board of directors to vote in favor of any such adjournment to the ICON EGM, if such an adjournment is required or deemed appropriate.
The ICON board of directors unanimously recommends that ICON shareholders approve the following resolution as an ordinary resolution:
“That the Chairperson of the meeting be and is hereby authorized to adjourn the meeting to another time and place if, in the discretion of the Chairperson, it is necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes received by way of proxy, at the time of the meeting to approve the ICON share issuance proposal.”
The ICON adjournment proposal is being proposed as an ordinary resolution and therefore requires the affirmative vote of a majority of votes cast, in person or by proxy, on the proposal. A shareholder’s abstention and a broker non-vote or other failure to vote will have no effect on the proposal.
IF YOU ARE AN ICON SHAREHOLDER, THE ICON BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ICON
ADJOURNMENT PROPOSAL (ICON PROPOSAL 2)

THE PRA STOCKHOLDER MEETING
This joint proxy statement/prospectus is being mailed on or about [•], to holders of record of PRA common stock as of the close of business on [•], 2021, and constitutes notice of the PRA stockholder meeting in conformity with the requirements of the DGCL.
This joint proxy statement/prospectus is being provided to PRA stockholders as part of a solicitation of proxies by the PRA board of directors for use at the PRA stockholder meeting and at any adjournments or postponements of the PRA stockholder meeting. PRA stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.
Date, Time and Place of the PRA Stockholder Meeting
The live, audio-only virtual PRA stockholder meeting is scheduled to be held at [•], Eastern Time, on [•], 2021, at [•], unless postponed to a later date. The PRA stockholder meeting will be held online only and you will not be able to attend in person. Online check-in will begin at [•] Eastern Time and you should allow ample time for the check-in procedures. You will be able to vote your shares electronically by Internet and submit questions online during the PRA stockholder meeting by logging in to the website listed above using the 16-digit control number included in your proxy card.
Matters to Be Considered at the PRA Stockholder Meeting
The purposes of the PRA stockholder meeting are as follows, each as further described in this joint proxy statement/prospectus:
•	PRA Proposal 1: Adoption of the Merger Agreement. To consider and vote on the PRA merger agreement proposal;
•
PRA Proposal 2: Approval, on an Advisory (Non-Binding) Basis, of Certain Compensatory Arrangements with PRA Named Executive Officers. To consider and vote on the PRA advisory compensation proposal; and

•	PRA Proposal 3: Adjournments of the PRA Stockholder Meeting. To consider and vote on the PRA adjournment proposal.
Recommendation of the PRA Board of Directors
The PRA board of directors unanimously recommends that PRA stockholders vote:
•	PRA Proposal 1: “FOR” the PRA merger agreement proposal;
•	PRA Proposal 2: “FOR” the PRA non-binding advisory compensation proposal; and
•	PRA Proposal 3: “FOR” the PRA adjournment proposal.
After careful consideration, PRA’s board of directors unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, PRA and its stockholders and (ii) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement.
See also the section entitled “The Merger—Recommendation of the PRA Board of Directors; PRA’s Reasons for the Merger” beginning on page [73].
Record Date for the PRA Stockholder Meeting and Voting Rights
The record date to determine who is entitled to receive notice of and to vote at the PRA stockholder meeting or any adjournments or postponements thereof is [•], 2021. As of the close of business on the record date, there were [•] shares of PRA common stock outstanding and entitled to vote at the PRA stockholder meeting. Each PRA stockholder is entitled to one vote for any matter properly brought before the PRA stockholder meeting for each share of PRA common stock such holder owned at the close of business on the record date. Only PRA stockholders of record at the close of business on the record date are entitled to receive notice of and to vote at the PRA stockholder meeting and any and all adjournments or postponements thereof. In addition, the stockholder list will be available for inspection during the PRA stockholder meeting at [•].

Quorum; Abstentions and Broker Non-Votes
A quorum of stockholders is necessary to conduct the PRA stockholder meeting. A quorum exists if the holders of at least a majority of the issued and outstanding shares of PRA common stock entitled to vote on such subject matter are represented in person or by proxy at such meeting. PRA stockholders who virtually attend the PRA stockholder meeting via live audio-only webcast at [•] will be considered present “in person” for purposes of establishing a quorum and for all other purposes. Shares of PRA common stock represented at the PRA stockholder meeting and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes will be counted for purposes of determining a quorum. If a quorum is not present, the PRA stockholder meeting will be postponed until the holders of the number of shares of PRA common stock required to constitute a quorum attend.
Under stock exchange rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine.” Generally, a broker non-vote occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under stock exchange rules, “non-routine” matters include the PRA merger agreement proposal (PRA Proposal 1), the PRA non-binding advisory compensation proposal (PRA Proposal 2) and the PRA adjournment proposal (PRA Proposal 3). Because none of the proposals to be voted on at the PRA stockholder meeting are routine matters for which brokers may have discretionary authority to vote, PRA does not expect any broker non-votes at the PRA stockholder meeting. As a result, if you hold your shares of PRA common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.
If you submit a properly executed proxy card, even if you abstain from voting or vote against the approval of the share issuance or the adoption of the charter amendment, your shares of PRA common stock will be counted for purposes of calculating whether a quorum is present at the PRA stockholder meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the PRA board of directors. If additional votes must be solicited to approve the share issuance or adopt the charter amendment, it is expected that the meeting will be adjourned to solicit additional proxies.
Required Votes; Vote of PRA’s Directors and Executive Officers
Except for the PRA adjournment proposal, the vote required to approve all of the proposals listed herein assumes the presence of a quorum.
Proposal		Votes Necessary
PRA Proposal 1	PRA Merger Agreement Proposal	Approval requires the affirmative vote of a majority of the outstanding shares of PRA common stock entitled to vote thereon.

A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” this proposal.

PRA Proposal 2	PRA Advisory Compensation Proposal	Approval requires the affirmative vote of a majority in voting power of the shares of PRA common stock so represented at the PRA stockholder meeting.

Proposal		Votes Necessary
An abstention will have the same effect as a vote “AGAINST” the PRA compensation proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of this proposal.

PRA Proposal 3	PRA Adjournment Proposal	Approval requires the affirmative vote of a majority in voting power of the shares of PRA common stock so represented at the PRA stockholder meeting.

An abstention will have the same effect as a vote “AGAINST” the PRA adjournment proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of this proposal.
As of the record date, PRA directors and executive officers, and their affiliates, as a group, owned and were entitled to vote [•] shares of PRA common stock, or approximately [•]% of the total outstanding shares of PRA common stock. PRA currently expects that all of its directors and executive officers will vote their shares “FOR” the PRA merger agreement proposal, “FOR” the PRA compensation proposal and “FOR” the PRA adjournment proposal. See also the section entitled “Interests of PRA’s Directors and Executive Officers in the Merger” beginning on page [166] and PRA’s Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 filed with the SEC on March 30, 2021, which is incorporated into this joint proxy statement/prospectus by reference.
Methods of Voting
•
By Internet: If you are a stockholder of record, you can vote at [•], twenty-four (24) hours a day, seven (7) days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).

•
By Telephone: If you are a stockholder of record, you can vote using a touch-tone telephone by calling [•], twenty-four (24) hours a day, seven (7) days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).

•
By Mail: If you have received a paper copy of the proxy materials by mail, you may complete, sign, date and return by mail the paper proxy card or voting instruction form sent to you in the envelope provided to you with your proxy materials or voting instruction form.

•
Voting Virtually at the PRA Stockholder Meeting: All stockholders of record my vote at the virtual PRA stockholder meeting. If you hold your shares through a bank, broker or other nominee in “street name” (instead of as a registered holder), you must obtain a legal proxy from your bank, broker or other nominee and show proof of the legal proxy in accordance with the instructions provided by your bank, broker, or other nominee. For more information on attending the virtual PRA stockholder meeting, see the section entitled “The PRA Stockholder Meeting—Attending the PRA Stockholder Meeting” beginning on page [61].

•
Through your Bank, Broker or Other Nominee: If you hold your shares through a bank, broker or other nominee in “street name” instead of as a registered holder, you may vote by submitting your voting instructions to your bank, broker or other nominee. Please refer to the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee, your shares of PRA common stock will not be voted on any proposal as your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the PRA stockholder meeting; see the section entitled “The PRA Stockholder Meeting—Quorum; Abstentions and Broker Non-Votes” beginning on page [58].

If you are a stockholder of record, proxies submitted over the Internet, by telephone or by mail as described above must be received by [•], Eastern Time, on [•], 2021.
Notwithstanding the above, if you hold your shares in “street name” and you submit voting instructions to your bank, broker or other nominee, your instructions must be received by the bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions.
If you deliver a proxy pursuant to this joint proxy statement/prospectus, but do not specify a choice with respect to any proposal set forth in this joint proxy statement/prospectus, your underlying shares of PRA common stock will be voted on such uninstructed proposal in accordance with the recommendation of the PRA board of directors. At the date hereof, PRA’s management has no knowledge of any business that will be presented for consideration at the PRA stockholder meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related PRA proxy card other than the matters set forth in PRA’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the PRA stockholder meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.
Revocability of Proxies
Any stockholder giving a proxy has the right to revoke it before the proxy is voted at the PRA stockholder meeting by any of the following actions:
•
by sending a signed written notice that you revoke your proxy to PRA’s secretary, bearing a later date than your original proxy and mailing it so that it is received prior to the PRA stockholder meeting;

•
by subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) at a later date than your original proxy so that the new proxy is received prior to deadline specified on the accompanying proxy card; or

•	by attending the PRA stockholder meeting virtually via live audio-only webcast at [•] and voting by Internet.
Execution or revocation of a proxy will not in any way affect the stockholder’s right to attend and vote at the virtual stockholder meeting.
Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:
PRA Health Sciences, Inc.
Attention: Corporate Secretary
4130 ParkLake Avenue, Suite 400
Raleigh, North Carolina 27612
If your shares are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.
Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the PRA stockholder meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If a PRA stockholder makes no specification on his, her or its proxy card as to how such PRA stockholder should want his, her or its shares of PRA common stock voted, such proxy will be voted as recommended by the PRA board of directors as stated in this joint proxy statement/prospectus, specifically “FOR” the PRA merger agreement proposal, “FOR” the PRA compensation proposal and “FOR” the PRA adjournment proposal.
Proxy Solicitation Costs
PRA is soliciting proxies to provide an opportunity to all PRA stockholders to vote on agenda items, whether or not the stockholders are able to attend the PRA stockholder meeting or an adjournment or postponement thereof. PRA will bear the entire cost of soliciting proxies from its stockholders. In addition to the solicitation of proxies by mail, PRA will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of PRA common stock and secure their voting instructions, if necessary. PRA may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

PRA has also made arrangements with MacKenzie to assist in soliciting proxies and in communicating with PRA stockholders and estimates that it will pay them a fee of approximately $50,000 plus reimbursement for certain fees and expenses. PRA also has agreed to indemnify MacKenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of PRA in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication, or by PRA directors, officers and other employees in person, by mail, by telephone, by facsimile, via the Internet or by other means of communication, including electronic communication. Directors, officers and employees of PRA will not be specially compensated for their services or solicitation in this regard.
Attending the PRA Stockholder Meeting
The PRA stockholder meeting will be held entirely online due to the public health concerns regarding the coronavirus (COVID-19) outbreak. You will not be able to attend the PRA stockholder meeting in person. The meeting will be held virtually on [•], 2021 at [•] Eastern Time via live audio-only webcast at [•]. To attend the meeting as a stockholder, you will need the 16-digit control number included in your proxy card. Online check-in will begin at [•] Eastern Time and you should allow ample time for the check-in procedures. If you do not have your 16-digit control number, you will be able to access and listen to the PRA stockholder meeting but you will not be able to vote your shares or submit questions during the PRA stockholder meeting.
The virtual meeting has been designed to provide the same rights to participate as the stockholder would have at an in-person meeting. Information on how to vote by Internet before and during the PRA stockholder meeting is discussed above.
If you plan to virtually attend the PRA stockholder meeting and vote, PRA still encourages you to vote in advance by the Internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to attend the PRA stockholder meeting. Voting your proxy by the Internet, telephone or mail will not limit your right to vote at the PRA stockholder meeting if you later decide to virtually attend. If you own your shares of PRA common stock in “street name” and wish to vote at the PRA stockholder meeting, you must obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares.
How to Ask Questions at the PRA Stockholder Meeting
The virtual PRA stockholder meeting allows PRA stockholders to submit questions during the PRA stockholder meeting in the question box provided at [•]. PRA will respond to as many inquiries at the PRA stockholder meeting as time allows.
What to Do if You Have Technical Difficulties or Trouble Accessing the Virtual Meeting Website
PRA will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website log-in page at [•].
What to Do if You Cannot Virtually Attend the PRA Stockholder Meeting
You may vote your shares before the PRA stockholder meeting by Internet, by proxy or by telephone pursuant to the instructions contained in your proxy card. You do not need to access the PRA stockholder meeting webcast to vote if you submitted your vote via proxy, by Internet or by telephone in advance of the PRA stockholder meeting.
Householding
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two (2) or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can request prompt delivery of a copy of this joint proxy statement/prospectus by writing to: Corporate Secretary, PRA Health Sciences, Inc., 130 ParkLake Avenue, Suite 400, Raleigh, North Carolina 27612 or by calling 1-919-786-8200.
Tabulation of Votes; Results of the PRA Stockholder Meeting
Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and will act as independent inspector of election at the PRA stockholder meeting.
Preliminary voting results will be announced at the PRA stockholder meeting. In addition, PRA intends to file the final voting results with the SEC on a Current Report on Form 8-K within four (4) business days after the PRA stockholder meeting.
Adjournments
The chairperson of the meeting or a majority in voting power of the shares represented at the meeting may adjourn the meeting if no quorum is present.
If a quorum is present at the PRA stockholder meeting but there are not sufficient votes at the time of the PRA stockholder meeting to approve the PRA merger agreement proposal, then PRA stockholders may be asked to vote on the PRA adjournment proposal.
If the adjournment is for more than 30 days, PRA will give notice of the adjourned meeting to each PRA stockholder of record entitled to vote at the PRA stockholder meeting. If, after the adjournment, a new record date for determination of stockholders entitled to vote is fixed for the adjourned PRA stockholder meeting, the PRA board of directors will fix as the record date for determining PRA stockholders entitled to notice of such adjourned PRA stockholder meeting the same or an earlier date as that fixed for determination of PRA stockholders entitled to vote at the adjourned PRA stockholder meeting, and will give notice of the adjourned PRA stockholder meeting to each PRA stockholder of record entitled to vote at such adjourned meeting PRA stockholder meeting as of the record date so fixed for notice of such adjourned PRA stockholder meeting.
At any subsequent reconvening of the PRA stockholder meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the PRA stockholder meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.
Assistance
If you need assistance voting or in completing your proxy card or have questions regarding the PRA stockholder meeting, please contact MacKenzie Partners, Inc., the proxy solicitation agent for PRA:
MacKenzie Partners, Inc.
1407 Broadway
New York, NY 10018
Toll-Free: (800) 322-2885
Call Collect: (212) 929-5500
PRA STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, PRA STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

PRA PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT
This joint proxy statement/prospectus is being furnished to you as a stockholder of PRA as part of the solicitation of proxies by the PRA board of directors for use at the PRA stockholder meeting to consider and vote upon a proposal to adopt the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.
The PRA board of directors, after due and careful discussion and consideration, unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of PRA and its stockholders.
The PRA board of directors accordingly unanimously recommends that PRA stockholders adopt the merger agreement, as disclosed in this joint proxy statement/prospectus and particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Merger” beginning on page [66] and “The Merger Agreement” beginning on page [115] and as attached as Annex A to this joint proxy statement/prospectus.
The merger between Merger Sub and PRA cannot be completed without the affirmative vote of a majority of the outstanding shares of PRA common stock entitled to vote thereon. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.
IF YOU ARE A PRA STOCKHOLDER, THE PRA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” THE PRA MERGER AGREEMENT PROPOSAL (PRA PROPOSAL 1)

PRA PROPOSAL 2: ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS
Pursuant to Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, PRA is seeking a non-binding, advisory stockholder approval of the compensation of PRA’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “Interests of PRA’s Directors and Executive Officers in the Merger—Merger-Related Compensation—Golden Parachute Compensation” beginning on page [169].
Approval of the advisory compensation proposal is not a condition to completion of the merger and is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, if you are a PRA stockholder, you may vote to approve the PRA merger agreement proposal, and vote not to approve the PRA compensation proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to PRA’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if PRA stockholders fail to approve the advisory vote regarding merger-related compensation. However, PRA seeks the support of its stockholders and believes that stockholder support is appropriate as the executive compensation programs are designed to incentivize executives to successfully execute a transaction such as that contemplated by the merger proposal from its early stages until consummation.
Accordingly, PRA is asking PRA stockholders to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to PRA’s named executive officers that is based on or otherwise relates to the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of PRA’s Directors and Executive Officers in the Merger—Merger-Related Compensation—Golden Parachute Compensation” is hereby APPROVED.”
Approval of the PRA compensation proposal requires the affirmative vote of a majority in voting power of the shares of PRA common stock represented at the PRA stockholder meeting. A stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the PRA compensation proposal, while a broker non-vote or other failure to vote (including a failure to instruct your bank, broker or other nominee to vote) will have no effect on the outcome of the proposal.
IF YOU ARE A PRA STOCKHOLDER, THE PRA BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PRA NON-BINDING ADVISORY
COMPENSATION
PROPOSAL (PRA PROPOSAL 2)

PRA PROPOSAL 3: ADJOURNMENT OF THE PRA STOCKHOLDER MEETING
The PRA stockholder meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the PRA merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the PRA stockholders.
PRA is asking its stockholders to authorize the holder of any proxy solicited by the PRA board of directors to vote in favor of any adjournment of the PRA stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the PRA merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to PRA stockholders.
The PRA board of directors unanimously recommends that PRA stockholders approve the proposal to adjourn the PRA stockholder meeting, if necessary.
Whether or not there is a quorum, approval of the PRA adjournment proposal requires the affirmative vote of a majority in voting power of the shares of PRA common stock represented at the PRA stockholder meeting. A stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the PRA adjournment proposal, while a broker non-vote or other failure to vote (including a failure to instruct your bank, broker or other nominee to vote) will have no effect on the outcome of the proposal.
Under the PRA bylaws, the chairperson of the PRA stockholder meeting may adjourn the PRA stockholder meeting if no quorum is present.
IF YOU ARE A PRA STOCKHOLDER, THE PRA BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PRA ADJOURNMENT
PROPOSAL (PRA PROPOSAL 3)

THE MERGER
The following is a description of the material aspects of the merger. While ICON and PRA believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire joint proxy statement/prospectus, including the text of the merger agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger. In addition, important business and financial information about each of ICON and PRA is included in or incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [217].
General
ICON and PRA have entered into the merger agreement, which provides for the merger of Merger Sub, a Delaware corporation and a wholly owned subsidiary of ICON and US HoldCo, with and into PRA. As a result of the merger, the separate existence of Merger Sub will cease, PRA will continue as the surviving corporation and PRA will be a wholly owned subsidiary US HoldCo and ICON.
Merger Consideration
At the effective time, by virtue of the merger and without any action on the part of the parties or any holder of any capital stock of PRA, each share of PRA common stock issued and outstanding immediately prior to the effective time (other than excluded shares, which refers to shares of PRA common stock owned, prior to the effective time, by ICON, US HoldCo, Merger Sub or any other direct or indirect wholly owned subsidiary of ICON or any direct or indirect wholly owned subsidiary of PRA, or held in PRA’s treasury, and dissenting shares (as defined in the section entitled “The Merger Agreement—Dissenting Shares” beginning on page [118])) will be converted automatically into the right to receive (i) 0.4125 of one ICON ordinary share and (ii) $80.00 in cash, without interest.
No fractional ICON ordinary shares will be issued upon the conversion of shares of PRA common stock pursuant to the merger agreement. Each holder of shares of PRA common stock who would otherwise have been entitled to receive fractional ICON ordinary shares pursuant to the merger agreement (after taking into account all shares of PRA common stock exchanged by such holder) will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product of (i) such fractional amount and (ii) an amount equal to the last reported sale price per share of ICON ordinary shares on Nasdaq (as reported in The Wall Street Journal or an authoritative source mutually agreed in good faith by ICON and PRA) on the last complete trading day immediately prior to the date of the effective time.
The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either ICON ordinary shares or PRA common stock changes. The market price of ICON ordinary shares has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the stockholder meetings and the date the merger is completed and thereafter. The market price of ICON ordinary shares, when received by PRA stockholders after the merger is completed, could be greater than, less than or the same as the market price of ICON ordinary shares on the date of this joint proxy statement/prospectus or at the time of the stockholder meetings. Accordingly, you should obtain current stock price quotations for ICON ordinary shares and PRA common stock before deciding how to vote with respect to the proposals described in this joint proxy statement/prospectus. The common stock of ICON is traded on Nasdaq under the symbol “ICLR” and the common stock of PRA is traded on Nasdaq under the symbol “PRAH.”
At the effective time, all excluded shares other than subsidiary-held shares will be cancelled and will cease to exist, and no payment will be made in respect of such shares.
Background of the Merger
The terms of the merger agreement are the result of arm’s-length negotiations between PRA and ICON. The following is a summary of the material events leading up to the entry into the merger agreement and the key meetings, negotiations, discussions and actions between PRA and ICON and their respective advisors that preceded the public announcement of the merger.
The PRA board of directors and PRA management periodically review the strategic direction of PRA and evaluate potential opportunities to enhance stockholder value, including through potential business combination transactions. As part of these reviews, the PRA board of directors has received periodic updates from management and its advisors regarding the clinical research organization (“CRO”) industry, including the continuing consolidation in the CRO industry, PRA’s positioning relative to its peers, capital allocation strategies, and strategic alternatives.
From time to time in the ordinary course of business, senior executives of PRA, including Colin Shannon, the President and Chief Executive Officer of PRA, have had informal and preliminary conversations about potential strategic combinations in the CRO industry with senior executives of other companies in the CRO industry (including at industry conferences and meetings of industry executives). PRA senior management updates the PRA board of directors regarding these interactions during regularly scheduled and special meetings of the PRA board of directors.
On January 29, 2020, Mr. Shannon and Dr. Cutler had a telephone conversation. During the conversation, they discussed the state of the CRO industry, including the continuing consolidation in the CRO industry. No details were discussed with respect to a potential business combination.
On February 24, 2020, Mr. Shannon and Dr. Cutler had a telephone conversation to discuss the state of the CRO industry. No details were discussed with respect to a potential business combination, but Mr. Shannon and Dr. Cutler agreed to speak again regarding a potential business combination and agreed that the two companies should enter into a mutual confidentiality agreement that would enable them to continue their discussions. Following the conversation, Mr. Shannon informed members of each of the PRA board of directors and senior management team regarding what was discussed, including that PRA and ICON would enter into a mutual confidentiality agreement on mutually satisfactory terms.
On February 28, 2020, in anticipation of the next meeting between Mr. Shannon and Dr. Cutler, PRA and ICON entered into a mutual confidentiality agreement. The confidentiality agreement did not contain a standstill provision limiting ICON’s ability to acquire any of PRA’s securities, to participate in any proxy solicitation for PRA stockholder votes or to take similar actions.
Mr. Shannon and Dr. Cutler agreed to meet on March 17, 2020 to continue discussing a potential business combination, but the meeting was canceled due to the onset of the COVID-19 pandemic.
Between mid-March and October, 2020 the companies did not engage in substantive discussions regarding a potential transaction.
On October 1, 2020, the meeting between Mr. Shannon and Dr. Cutler, which had been rescheduled from its earlier date, took place. During the meeting, Mr. Shannon and Dr. Cutler discussed the state of the CRO industry and the possibility of a combination of the two companies. Mr. Shannon and Dr. Cutler did not make any specific proposals during the meeting.
On October 9, 2020, during a telephone conversation with Mr. Shannon, Dr. Cutler informed Mr. Shannon that he would review the opportunity to pursue a potential business combination with the ICON board of directors during its regularly scheduled meeting the week of October 20 and, if he received support from the ICON board of directors, would respond to Mr. Shannon the week of October 26 to begin coordinating the sharing of high level information that would allow ICON to validate the rationale for a potential business combination and formulate a more specific proposal.
Mr. Shannon subsequently informed members of each of the PRA board of directors and senior management team of the foregoing conversation.
On October 15, 2020, following preliminary discussions unrelated to the potential transaction with ICON, PRA entered into a non-binding letter of intent with Company A, which set forth preliminary terms of a transaction pursuant to which Company A would acquire a PRA business unit. Following the execution of the letter of intent, Company A conducted more extensive due diligence regarding the business unit. However, no definitive agreements were executed with Company A regarding this potential transaction.
On October 26, 2020, Dr. Cutler informed Mr. Shannon during a telephone conversation that the ICON board of directors had approved moving forward with an information gathering session and that Dr. Cutler would brief the ICON board of directors at their annual December strategy session and make a recommendation on whether to move forward with a potential transaction with PRA. Mr. Shannon and Dr. Cutler agreed to hold a high level meeting to share information on their respective businesses before December.

On November 17, 2020, at a regularly scheduled meeting of the PRA board of directors, Mr. Shannon updated the PRA board of directors on the status of discussions with each of Dr. Cutler and with Company A. The PRA board of directors determined that it was supportive of further discussions with ICON for a number of reasons, including the trend towards consolidation in the CRO industry, the benefits of bringing together PRA’s geographic and biotechnology focus with ICON’s geographic and pharmaceutical focus and the suite of capabilities that the combined company could provide to clients, and authorized PRA senior management to have such discussions and exchange confidential information with ICON in furtherance of a potential business combination transaction, but instructed PRA senior management not to discuss any matters pertaining to post-closing employment or compensation, or provide any compensation information to ICON.
On November 20, 2020, members of each of the senior management teams of ICON and PRA met by video conference. At the meeting, PRA management presented an overview of PRA’s business, and ICON management presented an overview of ICON’s business.
On December 10, 2020, following a meeting of the ICON board of directors, Dr. Cutler informed Mr. Shannon by telephone that the ICON board of directors was enthusiastic about a potential business combination with PRA and proposed executing a non-binding letter of intent by mid-January, with the goal of conducting due diligence in January and February, 2021, signing a definitive merger agreement by February 23 or 24 and closing the proposed transaction at the end of the second quarter of 2021. Dr. Cutler noted that any ICON proposal would be conditioned on PRA agreeing to grant ICON exclusivity.
Mr. Shannon subsequently informed members of each of the PRA board of directors and senior management team of the foregoing conversation.
On January 7, 2021, ICON delivered to PRA a written non-binding indication of interest in a transaction in which (i) each share of PRA common stock would be exchanged for $150, comprised of $75 in cash and a number of ICON ordinary shares representing a value of $75 based on a fixed exchange ratio determined by the 20-trading day VWAP of ICON ordinary shares ending the day prior to signing and (ii) Mr. Shannon would join the combined company board of directors. This indication of interest is referred to as the ICON January 7, 2021 proposal. The ICON January 7, 2021 proposal was conditioned on PRA entering into an exclusivity agreement, a draft of which was delivered simultaneously with the ICON January 7, 2021 proposal, and contemplated a target announcement date of February 24, 2021. The draft exclusivity agreement provided for exclusivity through February 28, 2021.
On January 19, 2021, the PRA board of directors held a special meeting. Members of PRA’s senior management team and representatives of each of BofA Securities, UBS and PRA’s outside legal counsel also attended the meeting. Members of PRA’s senior management team updated the PRA board of directors on the status of discussions with Company A, noting that very little progress had been made due to fundamental differences with respect to key commercial and other material terms. Representatives of PRA’s outside legal counsel then reviewed with the PRA board of directors its fiduciary duties under applicable law with respect to its consideration and exploration of a potential transaction with ICON, and certain material relationships of BofA Securities and UBS with PRA and ICON. Members of PRA’s senior management reviewed with the PRA board of directors a forecast of PRA’s future performance, which PRA management proposed to be used by BofA Securities and UBS for purposes of their respective financial analyses and opinions and to be shared with ICON if discussions with ICON progressed. The PRA board of directors approved the financial forecast for such uses. For more information regarding such financial forecast, see the section entitled “The Merger—PRA Unaudited Financial Forecasts” beginning on page [109]. Representatives of each of BofA Securities and UBS then joined the meeting and reviewed with the PRA board of directors the terms of the ICON January 7, 2021 proposal. The investment banks were engaged as financial advisors to PRA on January 20, 2021.
On January 21, 2021, Company A informed PRA that it was terminating discussions regarding a potential transaction.
Also on January 21, the PRA board of directors held a special meeting. Members of PRA’s senior management team and representatives of each of BofA Securities, UBS and PRA’s outside legal counsel also attended the meeting. Members of PRA’s senior management team updated the PRA board of directors on Company A’s termination of discussions regarding a potential transaction over fundamental differences regarding core commercial and other material terms. The representatives of each of BofA Securities and UBS then reviewed with the board their preliminary perspectives with respect to the ICON January 7, 2021 proposal. Further, the BofA Securities and UBS representatives reviewed with the PRA board of directors certain potential alternative strategic opportunities to consider, including potential alternative business combination partners, and the PRA board of directors considered, following such review, the strategic rationale for business combinations with such partners and the strategic rationale for a business combination with ICON, including that a business combination with ICON would bring together two highly complementary businesses, that the combined company would be a top pure-play CRO and be well positioned in the event of future consolidation in the CRO industry, that the combined company could provide a comprehensive suite of services to support clients’ global drug development efforts and that the combination would bring together two highly regarded CROs that would be combining from positions of strength. The PRA board of directors also considered the risks associated with initiating a market check and the PRA board of directors’ view that a business combination with ICON was a unique strategic opportunity that could not be replicated through a transaction with another party and that ICON was best positioned to deliver a proposal offering the highest potential value to PRA stockholders. Further, the PRA board of directors discussed its view that consolidation in the industry was likely to happen, and that based on their understanding of the CRO industry, other participants in the industry either could not offer the price ICON would be able to offer because of financial constraints, did not have the right mix of business in their view to be as successful going forward or did not have stock to offer as consideration that was as attractive as the ICON ordinary shares through which PRA stockholders could participate in the growth of the combined company. The PRA board of directors authorized BofA Securities and UBS to reach out to ICON’s financial advisor, Centerview, and to indicate that the PRA board of directors understood the strategic rationale in a combination of PRA and ICON, however, the terms in the ICON January 7, 2021 proposal were insufficient and that in order for the PRA board of directors to consider moving forward on the timeline ICON proposed and potentially grant exclusivity, ICON would need to materially improve its proposal to address both the fundamental value of PRA’s business and to induce the PRA board of directors to move forward on a pre-emptive basis.
On January 22, 2021, as directed by the PRA board of directors, representatives of each of BofA Securities and UBS held a telephone conversation with representatives of Centerview during which they provided feedback on the ICON January 7, 2021 proposal consistent with the PRA board of directors’ authorization.
On January 23, 2021, during a telephone conversation among representatives of each of BofA Securities and UBS, representatives of Centerview indicated that ICON had revised its proposal to $160 per share of PRA common stock, comprised of $80 in cash and a number of ICON ordinary shares representing a value of $80 based on a fixed exchange ratio determined by the 20-trading day VWAP of ICON ordinary shares ending the day prior to signing. The Centerview representatives reiterated that ICON envisioned Mr. Shannon joining the combined company board of directors. This proposal is referred to as the ICON January 23, 2021 proposal. The Centerview representatives further indicated that the ICON January 23, 2021 proposal and ICON’s willingness to proceed was conditioned on PRA agreeing to the proposed exclusivity agreement.
That afternoon, the PRA board of directors held a special meeting. A representative of PRA’s outside legal counsel was present. The PRA board of directors discussed the ICON January 23, 2021 proposal and authorized BofA Securities and UBS to convey to Centerview that further price improvement would be necessary and to deliver to Centerview PRA’s fourth quarter 2020 financial results and financial forecast so that ICON could better understand the fundamental value of PRA.
That evening, as directed by the PRA board of directors, representatives of each of BofA Securities and UBS held a telephone conversation with representatives of Centerview during which they provided feedback on the ICON January 23, 2021 proposal consistent with the PRA board of directors’ authorization. Following the conversation, representatives of BofA Securities and UBS sent Centerview PRA’s fourth quarter 2020 financial results and financial forecast.
On January 27, 2021, Dr. Cutler called Mr. Shannon regarding the ICON January 23, 2021 proposal and the strategic rationale and timing for a proposed transaction, including the consolidation in the CRO industry. No specific revisions to the ICON January 23, 2021 proposal were discussed, but Mr. Shannon noted that any revised proposal would need to both address the fundamental value of PRA and be sufficient to induce the PRA board of directors to move forward on a pre-emptive basis. Mr. Shannon also noted that the PRA board of directors believed that more than one seat on the combined company board of directors should be filled by a current PRA director. Dr. Cutler said he would discuss with the ICON board of directors, and that Mr. Shannon continuing as a director on the combined company board of directors was a prerequisite for ICON pursuing the proposed transaction.
Later on January 27, 2021, representatives of each of BofA Securities and UBS held a telephone conversation with representatives of Centerview. During the conversation, representatives of Centerview verbally communicated a revised proposal of $162.50 per share of PRA common stock, comprised of $80 in cash and a number of ICON ordinary shares representing a value of $82.50 based on a fixed exchange ratio determined by the 20-trading day VWAP of ICON ordinary shares ending the day prior to signing. The Centerview representatives reiterated that ICON envisioned Mr. Shannon joining the combined company board of directors. This proposal is referred to as the ICON January 27, 2021 proposal. The Centerview representatives further indicated that the ICON January 27, 2021 proposal and ICON’s willingness to proceed was conditioned on PRA agreeing to the proposed exclusivity agreement.
In the afternoon of January 27, 2021, the PRA board of directors held a special meeting. Representatives of PRA’s outside legal counsel were present. The PRA board of directors discussed the ICON January 27, 2021 proposal, the fact that ICON had consistently reiterated that any proposal was conditioned on exclusivity, their belief that ICON would not be willing to offer more than $165 per share, the low likelihood that other strategic or private buyers would be able to pay a greater price than ICON was currently offering and that the PRA board of directors believed ICON to be a strong counterparty and placed a high value on ICON ordinary shares and the potential upside that PRA stockholders could realize through their ability to retain ownership in the combined company. A representative from PRA’s outside legal counsel then reviewed with the PRA board of directors the proposed terms of the exclusivity agreement and its fiduciary duties under applicable law with respect to entering into such agreement. The PRA board of directors discussed the strategic rationale of the proposed transaction and the financial analyses and considerations with respect to the potential transaction that representatives of each of BofA Securities and UBS had presented at various meetings, including the CRO industry and PRA’s and ICON’s relative positioning in the industry, that the combined company would be able to offer clients more robust offerings across more geographic areas, the advantages of a combination with ICON as opposed to alternative transactions and the financial prospects of PRA in light of the long range projections. The PRA board of directors also discussed the drawbacks of entering into the exclusivity agreement, including that during the exclusivity period PRA would not be able to conduct a market check or enter into alternative transactions with other potential counterparties. In light of the foregoing, the PRA board of directors determined that it was in the best interests of PRA and its stockholders to enter into the proposed exclusivity agreement in order to continue discussions and negotiations with ICON regarding a potential transaction and to authorize BofA Securities and UBS to inform Centerview that the PRA board of directors would be willing to move forward towards a transaction with ICON, and to grant exclusivity through February 24, 2021, at an offer price per share of $165, comprised of $80 in cash and the remainder in ICON ordinary shares.
That evening, as directed by the PRA board of directors, representatives of each of BofA Securities and UBS held a telephone conversation with representatives of Centerview during which they provided feedback on the ICON January 27, 2021 proposal consistent with the PRA board of directors’ authorization.
On January 28, 2021, representatives of each of BofA Securities and UBS held a telephone conversation with representatives of Centerview. During the conversation, representatives of Centerview verbally communicated a revised proposal of $165 per share of PRA common stock, comprised of $80 in cash and a number of ICON ordinary shares representing a value of $85.00 based on a fixed exchange ratio determined by the 20-trading day VWAP of ICON ordinary shares ending the day prior to signing. This proposal is referred to as the ICON January 28, 2021 proposal. The Centerview representatives reiterated that ICON envisioned Mr. Shannon joining the combined company board of directors, and that the ICON January 28, 2021 proposal and ICON’s willingness to proceed was conditioned on PRA agreeing to the proposed exclusivity agreement.
Later on January 28, 2021, Mr. Shannon and Dr. Cutler had a telephone conversation to discuss the ICON January 28, 2021 proposal. During the conversation, Mr. Shannon confirmed that the PRA board of directors was willing to move forward towards a transaction with ICON on the basis of the January 28, 2021 proposal.
On January 29, 2021, a representative of PRA’s outside legal counsel provided comments to ICON’s outside legal counsel with respect to the draft exclusivity agreement.
Also on January 29, 2021, representatives of PRA’s outside legal counsel and members of PRA’s Compensation Committee discussed the treatment of equity awards and other retention and severance matters in connection with the potential transaction.
On January 30, 2021, a representative of ICON’s outside legal counsel sent a revised draft of the exclusivity agreement to PRA’s outside legal counsel and, the following morning, on February 1, 2021, PRA and ICON entered into the exclusivity agreement. The exclusivity agreement provided for exclusive negotiations between PRA and ICON with respect to a strategic transaction until February 24, 2021.

During the period beginning January 30, 2021 through the date of the execution of the merger agreement, representatives of each of PRA and ICON and their respective advisors conducted extensive due diligence with respect to each other’s businesses, financial, commercial, technology, legal and other matters and held discussions concerning their respective businesses, prospects, key standalone and pro forma opportunities and risks and potential synergies that could result from a potential combination. As part of the due diligence process, PRA and ICON made available to each other and their respective advisors an electronic data room containing certain business, financial, commercial, technology, legal and other information of such party. To facilitate each party’s due diligence review, on February 2, 2021, PRA and ICON entered into a Clean Team Confidentiality Agreement as a supplement to the mutual confidentiality agreement entered into on February 28, 2020, which allowed the advisors of each of PRA and ICON and certain PRA and ICON employees to obtain access to additional information. Additionally, during this same period, ICON, PRA and their respective advisors engaged numerous mutual due diligence video and telephonic conferences.
On February 4, 2021, at a regularly scheduled meeting of the PRA board of directors, members of PRA management updated the PRA board of directors on discussions with ICON, accounting due diligence of ICON as well as on proposed key terms of the merger agreement and the ongoing antitrust analysis of the proposed transaction. Following such discussion, the PRA board of directors authorized PRA’s senior management team to continue discussions and negotiations with ICON in accordance with the parameters discussed.
On February 5, 2021, the PRA Compensation Committee held a special meeting. Representatives of PRA’s outside legal counsel were present. The PRA Compensation Committee discussed the treatment of equity awards and other retention and severance matters in connection with the potential transaction. The PRA Compensation Committee authorized PRA’s outside legal counsel to discuss and negotiate such matters with ICON in accordance with the parameters discussed.
On February 7, 2021, a representative of PRA’s outside legal counsel delivered to ICON’s outside legal counsel the PRA Compensation Committee’s desired treatment of PRA’s equity compensation awards and other retention and severance matters in connection with the potential transaction.
On February 8, 2021, members of the senior management teams of each of ICON and PRA had a due diligence meeting by video conference. At the meeting, members of PRA management presented an overview of PRA’s business and members of ICON management asked questions of PRA management. Members of the senior management teams of ICON and PRA also discussed, among other things, potential achievable revenue synergies from combining their businesses.
On February 10, 2021, members of the senior management teams of each of ICON and PRA had a due diligence meeting by video conference. At the meeting, members of ICON management presented an overview of ICON’s business and members of PRA management asked questions of ICON management. Representatives of the senior management teams of ICON and PRA also discussed, among other things, potential revenue synergies that might be realized by combining their businesses.
That evening, a representative of ICON’s outside legal counsel delivered to PRA’s outside legal counsel an initial draft merger agreement. Among other things, the draft included provisions (i) providing for Mr. Shannon to join the combined company board of directors, (ii) requiring each of PRA and ICON not to solicit alternative transactions, except that the PRA and ICON boards of directors could change their respective recommendations to support the merger or the share issuance, as applicable, to its stockholders if they determine a proposal from a third party to be a superior proposal, (iii) capping the amount of divestitures that either ICON or PRA would be required to make in order to obtain regulatory approvals at assets representing $50 million of revenue in 2020 and (iv) granting ICON the right to terminate the merger agreement in the event of certain adverse tax law changes or to enter into an alternative transaction (in each case, without paying a termination fee). The draft merger agreement included proposed termination fees of 4% of the transaction value for both ICON and PRA. From this point until the merger agreement was finalized, the parties negotiated the terms of the merger agreement, including with respect to the points described in this paragraph, consistent with the authorizations and parameters provided by the PRA and ICON boards of directors. For additional information regarding the final terms of the merger agreement, see the section entitled “The Merger Agreement” beginning on page [115] and the copy of the merger agreement attached as Annex A to this joint proxy statement/prospectus.

From February 11, 2021 through February 18, 2021, members of the senior management teams of each of ICON and PRA held further due diligence meetings by teleconference and video conference, covering areas of the respective businesses as well as synergies analysis with respect to the proposed combination.
On February 12, 2021, representatives of each of ICON’s outside legal counsel and PRA’s outside legal counsel discussed the terms of the merger agreement and the areas of focus for their respective clients.
On February 17, 2021, a representative of PRA’s outside legal counsel delivered to ICON’s outside legal counsel a revised draft of the merger agreement. Among other revisions, the revised draft merger agreement (i) removed ICON’s ability to change its recommendation or terminate the merger agreement in the event of a superior proposal while granting PRA such a termination right, (ii) provided that the boards of directors of both ICON and PRA have the ability to change their respective recommendations upon the occurrence of certain intervening events, (iii) increased the cap on required divestitures to obtain antitrust approval to those that would have a material adverse effect on the combined company, (iv) removed ICON’s ability to terminate the merger agreement in the event of an adverse tax law change or to enter into an alternative transaction, (v) made revisions to the termination fee triggers and amounts and (vi) left open the contemplated number of seats on the combined company board of directors to be held by current PRA directors and who would hold such seat(s).
On February 18, 2021, Mr. Shannon and Dr. Cutler had a telephone conversation during which they discussed next steps related to the proposed transaction and agreed to instruct PRA and ICON’s respective internal legal teams and outside advisors to continue mutual diligence and to finalize and negotiate definitive agreements expeditiously. They tentatively agreed to work towards an announcement date of February 24, 2021. Also on February 18, 2021, representatives of ICON’s outside legal counsel outlined for PRA’s outside legal counsel the key issues and areas of focus raised by the February 17 draft of the merger agreement from their perspective. Following that discussion, representatives of PRA’s outside legal counsel had a call with members of PRA senior management during which they discussed the issues raised by ICON’s outside legal counsel. Thereafter, representatives of PRA’s outside legal counsel conveyed PRA’s initial feedback on such items to ICON’s outside legal counsel.
On February 19, 2021, the PRA board of directors held a special meeting. Members of PRA’s senior management team and representatives of PRA’s outside legal counsel also attended the meeting. A member of the PRA senior management team discussed quality of earnings due diligence on ICON performed by PRA’s outside accountants as well as ICON’s projections, the impact of COVID-19 on ICON’s business and analyst consensus on ICON’s prospects. Mr. Shannon and the member of PRA management then presented an overview of the CRO landscape, a breakdown of the strategic rationale and a review of precedent transactions. A representative from PRA’s outside legal counsel provided an update on the ongoing antitrust analysis of the proposed transaction. Another representative of PRA’s outside legal counsel then described updates to the merger agreement, including proposed responses to ICON’s initial feedback, and outlined fiduciary duty considerations relating to the PRA board of directors’ evaluation of the proposed transaction. The PRA board of directors concurred with the proposals presented by the representatives of its outside legal counsel. During an executive session, the PRA board of directors discussed the Compensation Committee’s desired treatment of equity compensation awards and other retention and severance matters in connection with the proposed transaction. Later on February 19, 2021, representatives of each of ICON’s outside legal counsel and PRA’s outside legal counsel discussed the terms of the merger agreement and representatives of PRA’s outside legal counsel conveyed the PRA board of directors’ views on the issues raised the previous day.
On February 19, 20 and 21, 2021, representatives of PRA’s outside legal counsel and members of PRA’s Compensation Committee discussed the status of negotiations with representatives of ICON’s outside legal counsel regarding treatment of equity awards and other retention and severance matters in connection with the potential transaction. On those days, representatives of PRA’s outside legal counsel had a number of discussions with representatives of ICON’s outside legal counsel regarding the PRA Compensation Committee’s desired treatment of PRA’s equity compensation awards and other retention and severance matters in connection with the potential transaction.
On February 22, 2021, a representative of ICON’s outside legal counsel delivered to PRA’s outside legal counsel a revised draft of the merger agreement. Among other revisions, the revised draft merger agreement reinserted provisions providing for Mr. Shannon to join the combined company board of directors as the sole additional member and revisions to the termination fee triggers and amounts. Later that day, following discussions with members of PRA management and representatives of ICON’s outside legal counsel, a representative of PRA’s outside legal counsel delivered to ICON’s outside legal counsel a revised draft of the merger agreement. Among other revisions, the revised merger agreement provided for Mr. Shannon as well as one other PRA representative to join the combined company board of directors.
That same day, the PRA board of directors held a special meeting. Members of PRA’s senior management team and representatives of each of BofA Securities, UBS and PRA’s outside legal counsel also attended the meeting. A representative of PRA’s outside legal counsel outlined fiduciary duty considerations relating to the PRA board of directors’ evaluation of the proposed transaction and summarized the changes made by ICON to the merger agreement. Representatives of each of BofA Securities and UBS reviewed certain financial aspects of the proposed transaction, including that ICON proposed to determine the fixed exchange ratio using a 19-trading day VWAP of ICON ordinary shares ending two trading days prior to signing. Representatives of each of BofA Securities and UBS then reviewed with the PRA board of directors their respective preliminary financial analyses of the proposed merger consideration based on PRA’s and ICON’s respective financial forecasts, synergy estimates and current market data, all of which had been previously reviewed and approved by the PRA board of directors for use by each of BofA and UBS Securities in connection with their respective financial analyses.
The PRA board of directors then discussed ICON’s proposal in light of the new draft of the merger agreement and the financial analyses of the financial advisors and provided parameters within which they authorized PRA’s outside legal counsel to negotiate the remaining open terms of the merger agreement.
From that meeting until the early morning of February 24, 2021, representatives of each of ICON’s outside legal counsel and PRA’s outside legal counsel discussed the open terms of the merger agreement and resolved the remaining open legal points, as authorized by their respective clients.
Before the opening of trading on February 24, 2021, the PRA board of directors held a special meeting. Members of PRA’s senior management team and representatives of each of BofA Securities, UBS and PRA’s outside legal counsel attended the meeting. A representative of PRA’s outside legal counsel summarized the final terms of the merger agreement. Representatives of BofA Securities presented to the PRA board of directors BofA Securities financial analyses of the merger consideration. Following the conclusion of this presentation and upon the request of the PRA board of directors, BofA Securities rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 24, 2021, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in BofA Securities’ written opinion, the merger consideration to be received in the merger by PRA stockholders was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “—Opinions of PRA’s Financial Advisors—BofA Securities, Inc.” beginning on page [16]. Representatives of UBS then reviewed orally with the PRA board of directors UBS’ financial analyses of the merger consideration. Following the conclusion of this presentation and upon the request of the PRA board of directors, UBS rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated February 24, 2021, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its written opinion, the merger consideration to be received by PRA stockholders in the merger was fair, from a financial point of view, to such holders, as described in the section entitled “—Opinions of PRA’s Financial Advisors—UBS Securities LLC” beginning on page [17]. Following discussion, and after carefully considering the proposed terms of the transaction, and taking into consideration the matters discussed during that meeting and at prior meetings and the factors described below under “Recommendation of the PRA Board of Directors and Reasons for the Merger”, on a motion duly made and seconded, the PRA board of directors unanimously: (i) declared the merger agreement and the transactions contemplated thereby, including the merger, fair to, and in the best interests of PRA and the PRA stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) directed that the merger agreement be submitted to the PRA stockholders for adoption at a meeting of such stockholders and (iv) recommended that the PRA stockholders vote in favor of the adoption of the merger agreement.
On the morning of February 24, 2021, PRA and ICON executed the merger agreement, the execution of which was announced in a press release issued by ICON soon thereafter.
Recommendation of the PRA Board of Directors and Reasons for the Merger
By unanimous vote, the PRA board of directors, at a meeting held on February 24, 2021, (a) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, PRA and the PRA stockholders, (b) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (c) resolved to recommend that the PRA stockholders approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. The PRA board of directors unanimously recommends that PRA stockholders vote “FOR” the merger proposal and “FOR” the non-binding compensation advisory proposal.
In the course of reaching its determination and recommendation, the PRA board of directors met several times to consider a potential transaction with ICON, including in executive session, and consulted with PRA’s senior management, outside legal counsel and financial advisors. In recommending that PRA stockholders vote their shares of PRA common stock in favor of adoption of the merger agreement, the PRA board of directors also considered a number of factors, including the following factors (not necessarily in order of relative importance) which the PRA board of directors viewed as being generally positive or favorable in coming to its determination and recommendation:
•	Value and nature of the consideration to be received in the merger by PRA stockholders.
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Premium. The per share merger consideration consisting of $80.00 in cash and 0.4125 ICON ordinary shares, representing an implied premium of approximately 30% to PRA’s closing stock price of $127.73 per share on February 23, 2021 (the last trading day prior to the PRA board of directors’ approval of the merger agreement) based on the $208.62 closing price of ICON ordinary shares on February 23, 2021;

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Cash and Equity Consideration. The fact that the PRA stockholders will receive a portion of the merger consideration in the form of cash, which provides certainty of value, and a portion of the merger consideration in the form of ICON ordinary shares, which is expected to give PRA stockholders the opportunity to participate in the growth prospects of the combined business or, given the liquid market for ICON ordinary shares, the opportunity to sell ICON ordinary shares following consummation of the merger at their discretion;

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Value of ICON Ordinary Shares. The PRA board of directors’ belief that the ICON ordinary shares that will be delivered to PRA stockholders as merger consideration are a highly attractive currency that will benefit in the near and long-term from the merger’s significant anticipated synergies, operational efficiencies and potential for growth described in more detail below.

•	Benefits of a combined company.
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Scale. The PRA board of directors’ expectation that the combined company following the merger will emerge as a global leader across core clinical CRO services and the expectation that this enhanced scale will make the combined business better equipped to meet current and anticipated customer needs given the combined business’ anticipated broader service and geographic offerings, deeper therapeutic expertise, expansive healthcare technology innovation, and functional talent capabilities. The PRA board of directors’ expectation that the combined company will have formal strategic partnerships with a majority of the world’s top biopharmaceutical companies, providing a platform for continued growth and innovation.

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Complementary Businesses and Geographic Scope. The PRA board of directors’ expectation that the combined business will, by bringing together PRA’s geographic and biotechnology focus and ICON’s geographic and pharmaceutical focus, be able to provide a more diversified and complete suite of capabilities and product offerings for its clients. The PRA board of directors also considered that the combined business will be better positioned to serve customers in the increasingly global clinical trial landscape and will be positioned to serve the fast-growing Asian market.

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Superior Product Offerings. The PRA board of directors’ expectation that the combined company will be able to offer clients a comprehensive set of services relating to their drug development efforts, including capabilities that will help support customers engaged in Phase I trials all the way through drug commercialization. The PRA board of directors’ expectation that the combining of PRA’s mobile health, commercial connected health platforms, real world data and information solutions with ICON’s global site network, home health services and wearables expertise, will deliver differentiated de-centralized and hybrid trial solutions to meet growing customer needs. The PRA board of directors considered that the combined company is expected to be a top pure-play CRO and that it will be well positioned in a time of likely consolidation in the CRO industry to offer a comprehensive suite of services and capabilities to support its clients’ global drug-development efforts.
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Timing. The PRA board of directors’ expectation that PRA is taking advantage of current strong market demand in the healthcare intelligence and clinical CRO industries by proactively consolidating its current position with that of ICON and bringing together two companies with histories of robust growth and performance.

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Continuing Influence. The PRA board of directors' expectation that PRA stockholders will have continuing influence on the execution of the strategy and business plan of the combined company through the appointment of Colin Shannon and another member of the PRA board of directors to the combined company board of directors.

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Synergies. The PRA board of directors’ expectation that the merger will result in PRA stockholders being able to participate in the benefits derivable from an estimated $150 million in cost savings by 2025.

○	Positive Effect on Pro Forma Earnings Per Share. The PRA board of directors’ expectation that the merger will be accretive to ICON’s adjusted earnings per share.
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Superior alternative to other transactions potentially available to PRA. Following consultation with PRA’s management and financial advisors, the PRA board of directors believed it was unlikely that an alternative strategic counterparty would be willing to engage in a transaction that would provide PRA stockholders with greater value in the form of the cash and stock consideration received in connection with the merger.

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Superior alternative to continuation of standalone PRA. The PRA board of directors considered PRA’s business, prospects and other strategic opportunities and the risks of remaining as a standalone public company, including the risk of PRA’s relative lack of scale compared to the combined company and the trend toward consolidation in the CRO industry. The PRA board considered that, in light of this likely trend toward consolidation in the CRO industry, the combined company would be well positioned as a top pure-play CRO capable of offering its clients more robust capabilities and services across more geographic areas than the standalone business of PRA. Based on these considerations, the PRA board of directors believed the value offered to PRA stockholders pursuant to the merger would be more favorable to PRA stockholders than the potential value that might reasonably be expected to result from remaining an independent public company.

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Receipt of fairness opinions and presentations from BofA Securities and UBS. The PRA board of directors considered the separate financial analyses of the merger consideration presented by representatives of each of BofA Securities and UBS, as well as the oral opinions of each of BofA Securities and UBS rendered to the PRA board of directors on February 24, 2021, which opinions were each subsequently confirmed by delivery of written opinions dated February 24, 2021, to the effect that, as of such date, and subject to various assumptions, matters considered and limitations described in their respective written opinions, the merger consideration to be received by PRA stockholders in the merger was fair, from a financial point of view, to such holders, as more fully described below under the headings “—Opinions of PRA’s Financial Advisors—Opinion of BofA Securities, Inc.” and “—Opinions of PRA’s Financial Advisors—Opinion of UBS Securities LLC”, respectively.

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Opportunity to receive alternative acquisition proposals. The PRA board of directors considered the terms of the merger agreement related to the PRA board of directors’ ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be deterred from making a competing proposal by the provisions of the merger agreement, including because the PRA board of directors may, under certain circumstances, furnish information or enter into discussions in connection with a competing proposal. In this regard, the PRA board of directors considered that:

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subject to its compliance with the merger agreement, the PRA board of directors can change its recommendation to PRA stockholders with respect to the adoption of the merger agreement prior to the adoption of the merger agreement by the vote of PRA stockholders if the PRA board of directors determines in good faith (after consultation with its financial advisors and outside legal advisors) that, with respect to a superior proposal or an intervening event, the failure to take such action would be inconsistent with the PRA board of directors’ fiduciary duties; and
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although the merger agreement contains (a) a termination fee of $277 million, representing approximately 2.5% of PRA’s equity value at signing, that PRA would be required to pay to ICON in certain circumstances, including if ICON terminates the merger agreement in connection with a change in the PRA board of directors’ recommendation to stockholders with respect to adoption of the merger agreement and (b) expense reimbursement of $100 million, representing approximately 0.9% of PRA’s equity value at signing, to ICON if the merger agreement is terminated because of a failure of PRA’s stockholders to approve and adopt the merger agreement, the PRA board of directors believed that this fee and the expense reimbursement are reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees and provisions in comparable transactions and not preclusive of other offers.

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Likelihood of completion and terms of the merger agreement. The PRA board of directors considered the likelihood of completion of the merger to be significant, in light of, among other things, the belief that, in consultation with PRA’s legal advisors, the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants (including the restrictions on ICON’s ability to solicit competing proposals, make other acquisitions and issue additional ICON ordinary shares and both parties’ obligations to use reasonable best efforts to obtain regulatory clearances and the parties’ expectations that such clearances will be obtained) and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable.

The PRA board of directors also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):
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Transacting during a global pandemic. The PRA board of directors considered that the merger with ICON will occur at a time where businesses, including the businesses of ICON and PRA, are facing uncertainty due to the global COVID-19 pandemic and the potential impact that such pandemic may have on PRA, ICON and their respective customers and suppliers.

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Scale. The PRA board of directors considered the potential that the risks outlined above with respect to lack of scale, but also considered that the combined company’s increased scale might hinder its ability to react swiftly to changing market dynamics.

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Continuing influence. The PRA board of directors considered the potential that Mr. Shannon and the other member of the PRA board of directors who will join the combined company board of directors will not have sufficient influence at the combined company to create value or that the methods they used to achieve success at PRA will not be scalable and cannot successfully be applied to create value for the combined company’s larger portfolio.

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Possible failure to achieve synergies. The PRA board of directors considered the potential challenges and difficulties in integrating the operations of PRA and ICON and the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated benefits of the merger, might not be realized or might take longer to realize than expected.

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Fixed exchange ratio. The PRA board of directors considered that, because the stock portion of the merger consideration is based on a fixed exchange ratio rather than a fixed value, PRA stockholders bear the risk of a decrease in the trading price of ICON ordinary shares during the pendency of the merger and the fact that the merger agreement does not provide PRA stockholders with a collar or a value-based termination right.

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Risks associated with the pendency of the merger. The PRA board of directors considered the risks and contingencies relating to the announcement and pendency of the merger (including the likelihood of litigation or other opposition brought by or on behalf of PRA stockholders or ICON shareholders challenging the merger and the other transactions contemplated by the merger agreement) and the risks and costs to PRA if the completion of the merger is not accomplished in a timely manner or if the merger does not close at all, including potential employee attrition, the impact on PRA’s relationships with third parties and the effect termination of the merger agreement may have on the trading price of PRA common stock and PRA’s operating results.
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Interim operating covenants. The PRA board of directors considered the restrictions on the conduct of PRA’s and its subsidiaries’ businesses during the period between the execution of the merger agreement and the completion of the merger as set forth in the merger agreement.

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ICON change of recommendation; ICON shareholder vote. The PRA board of directors considered the right of the ICON board of directors to change its recommendation to ICON shareholders upon the occurrence of an intervening event, subject to certain conditions. The PRA board of directors also considered that, even if the merger agreement is approved by PRA stockholders, ICON’s shareholders may not approve the ICON share issuance proposal, which is a condition of the merger.

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Competing proposals; termination fees; expense reimbursement. The PRA board of directors considered the possibility that a third party may be willing to enter into a strategic combination with PRA on terms more favorable than the merger. In connection therewith, the PRA board of directors considered the terms of the merger agreement relating to no shop covenants and termination fees, and the potential that such provisions might deter alternative bidders that might have been willing to submit a superior proposal to PRA. The PRA board of directors also considered that, under specified circumstances, PRA may be required to pay a termination fee or expenses in the event the merger agreement is terminated and the effect this could have on PRA, including:

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the possibility that the termination fee could discourage other potential parties from making a competing offer; although the PRA board of directors believed that the termination fee amount and the potential expense reimbursement are reasonable and will not unduly deter any other party that might be interested in making a competing proposal;

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if the merger is not consummated, PRA will pay its own expenses incident to preparing for and entering into and carrying out its obligations under the merger agreement and the transactions contemplated thereby; and

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the requirement that if the merger agreement is terminated as a result of the failure to obtain approval of the PRA stockholders, PRA will be obligated to reimburse ICON $100 million for its expenses in connection with the merger agreement.

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Interests of PRA directors and executive officers. The PRA board of directors considered that PRA’s directors and executive officers may have interests in the merger that may be different from, or in addition to, those of PRA stockholders. For more information about such interests, see below under the heading “—Interests of PRA Directors and Executive Officers in the Merger.”

•	Merger costs. The PRA board of directors considered the costs associated with the completion of the merger, including management’s time and energy and potential opportunity cost.
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Regulatory approval. The PRA board of directors considered that the merger and the related transactions require regulatory approvals to complete such transactions and the risk that the applicable governmental entities may seek to impose unfavorable terms or conditions, or otherwise fail to grant, such approvals.

•	Other risks. The PRA board of directors considered risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”
The PRA board of directors believed that, overall, the potential benefits of the merger to PRA stockholders outweighed the risks and uncertainties of the merger.
The foregoing discussion of factors considered by the PRA board of directors in reaching its conclusions and recommendation includes the principal factors considered by the PRA board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the PRA board of directors, but includes the material factors considered by the PRA board of directors. In light of the variety of factors considered in connection with its evaluation of the merger, the PRA board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendations. Rather, the PRA board of directors based its decisions on the totality of the factors and information it considered. Moreover, each member of the PRA board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors.
ICON’s Reasons for the Merger
At a special meeting held on February 23, 2021, the ICON board of directors unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the ICON share issuance, on the terms and subject to the conditions set forth in the merger agreement. In the course of reaching its determination, the ICON board of directors considered a number of factors, including the following:
•	Benefits of a combined company. ICON’s management and board of directors believe that the merger will provide significant strategic opportunities for ICON, including among others, that:
•	the combined company will have increased functional, geographic and therapeutic scale as well as expansive healthcare technology innovation;
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the combined company will be positioned to address the growing market need for de-centralized and hybrid trial solutions from a differentiated combination of mobile and connected health platforms, a global site network, home health services and wearables expertise;

•	the combined company will be number 1 or 2 in key clinical market segments; and
•	the combined company will have formal strategic partnerships with a majority of the top 20 biopharma companies, providing a platform for growth and innovation.
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Receipt of a fairness opinion. ICON’s board of directors considered the opinion of Centerview rendered to the ICON board of directors on February 23, 2021, which was subsequently confirmed by delivery of a written opinion dated February 23, 2021, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid by ICON and its subsidiaries pursuant to the merger agreement was fair, from a financial point of view, to ICON, as more fully described in the section entitled “—Opinion of ICON’s Financial Advisor” beginning on page [78] and in the full text of the written opinion of Centerview, which is attached as Annex B to this joint proxy statement/prospectus.

The foregoing statements are forward-looking in nature and should be read in conjunction with the discussion entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page [32] and the section entitled “Risk Factors” beginning on page [34]. There can be no assurance that any anticipated strategic opportunities will be realized.
ICON shareholders are not required to approve the adoption of the merger agreement under Irish law and, accordingly, ICON shareholders are not being asked to vote on the merger or the adoption of the merger agreement.
Opinion of ICON’s Financial Advisor
On February 23, 2021, Centerview rendered to the ICON board of directors its oral opinion, subsequently confirmed in a written opinion dated February 23, 2021, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid by ICON and its subsidiaries pursuant to the merger agreement was fair, from a financial point of view, to ICON.
The full text of Centerview’s written opinion, dated February 23, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference, and the summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to such full text. Centerview’s financial advisory services and opinion were provided for the information and assistance of the ICON board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to ICON of the Consideration to be paid by ICON and its subsidiaries pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation to any ICON shareholder or any other person as to how such shareholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter. The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•	a draft of the merger agreement dated February 23, 2021, referred to in this summary of Centerview’s opinion as the “Draft Agreement”;
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PRA’s Annual Reports on Form 10-K for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 and ICON’s Annual Reports on Form 20-F for the years ended December 31, 2019, December 31, 2018 and December 31, 2017;

•	certain interim reports to PRA stockholders and ICON shareholders, including PRA’s Quarterly Reports on Form 10-Q and ICON’s quarterly reports furnished on Form 6-K;
•	certain publicly available research analyst reports for PRA and ICON;
•	certain other communications from PRA and ICON to their respective stockholders and shareholders;
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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of PRA and furnished to Centerview by ICON for purposes of Centerview’s analysis, which are collectively referred to in this summary of Centerview’s opinion as the “PRA Internal Data”;

•
certain financial forecasts, analyses and projections relating to PRA prepared by management of PRA and of ICON, in each case furnished to Centerview by ICON for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “ICON-Adjusted PRA Forecasts,” as summarized in the section titled “—ICON Unaudited Financial Forecasts” beginning on page [107], in the case of such forecasts prepared by the management of ICON, and as the “financial forecasts by PRA,” as summarized in the section titled “—PRA Unaudited Financial Forecasts” beginning on page [109], in the case of such forecasts prepared by the management of PRA;

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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of ICON, including certain financial forecasts, analyses and projections relating to ICON, prepared by management of ICON and furnished to Centerview by ICON for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “ICON Forecasts”, as summarized in the section titled “—ICON Unaudited Financial Forecasts” beginning on page [107], and which are collectively referred to in this summary of Centerview’s opinion as the “ICON Internal Data”; and

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certain tax and other cost savings and operating synergies projected by the management of ICON to result from the Transaction furnished to Centerview by ICON for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Synergies”.

Centerview also participated in discussions with members of the senior management and representatives of ICON and PRA regarding their assessment of the PRA Internal Data, the ICON-Adjusted PRA Forecasts, ICON Internal Data (including, without limitation, the ICON Forecasts), the Synergies and the strategic rationale for the Transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for PRA and ICON and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with ICON’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at ICON’s direction, that the PRA Internal Data, the ICON-Adjusted PRA Forecasts, the ICON Internal Data (including, without limitation, the ICON Forecasts) and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ICON and PRA, as applicable, as to the matters covered thereby and Centerview relied, at ICON’s direction, on the PRA Internal Data, the ICON-Adjusted PRA Forecasts, the ICON Internal Data (including, without limitation, the ICON Forecasts) for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the PRA Internal Data, the ICON-Adjusted PRA Forecasts, the ICON Internal Data (including, without limitation, the ICON Forecasts) or the Synergies or the assumptions on which it was based. In addition, at ICON’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of PRA or ICON, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of PRA or ICON. Centerview assumed, at ICON’s direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreement reviewed by Centerview and that the representations and warranties made by each of PRA, ICON, US HoldCo and Merger Sub in the Draft Agreement are and will be true and correct in all respects material to Centerview’s analysis. Centerview also assumed, at ICON’s direction, that the Transaction will be consummated on the terms set forth in the Draft Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to Centerview by, representatives of ICON. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of PRA or ICON, or the ability of PRA or ICON to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, ICON’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to ICON or in which ICON might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to ICON of the Consideration to be paid by ICON and its subsidiaries pursuant to the merger agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of ICON or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of PRA or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by ICON and its subsidiaries pursuant to the merger agreement or otherwise. Centerview’s opinion related, in part, to the relative values of PRA and ICON. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion expressed no view or opinion as to what the value of ICON ordinary shares actually will be when issued pursuant to the Transaction or the prices at which shares of PRA common stock or ICON ordinary shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Centerview’s opinion does not constitute a recommendation to any shareholder of ICON or any other person as to how such shareholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter.

Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the ICON board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview’s Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the ICON board of directors in connection with Centerview’s opinion, dated February 23, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of ICON or PRA. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ICON, PRA or any other parties to the Transaction. None of ICON, PRA, US HoldCo, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of ICON or PRA do not purport to be appraisals or reflect the prices at which ICON or PRA may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 23, 2021 and is not necessarily indicative of current market conditions. For purposes of the financial analyses described below in this section, the terms Adjusted EBITDA and Adjusted EPS are defined in the section entitled “ICON Unaudited Financial Forecasts” beginning on pages [107].
Stand-Alone PRA Financial Analysis
Selected Trading Companies Analysis
Centerview reviewed and compared certain financial information, ratios and multiples for PRA to corresponding financial information, ratios and multiples for selected publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to PRA, which we refer to in this “Opinion of ICON’s Financial Advisor” section as the selected trading companies for PRA.
The selected trading companies for PRA consisted of:
•	ICON plc
•	IQVIA Holdings Inc.
•	Medpace Holdings, Inc.
•	PPD, Inc.
•	Syneos Health, Inc.
Although none of the selected trading companies for PRA is directly comparable to PRA, these companies were selected by Centerview, among other reasons, because they are publicly traded companies in the contract research organization industry with certain operational and financial characteristics that Centerview, in its experience and professional judgment, deemed generally relevant for comparative purposes.
Using publicly available information obtained from SEC filings, publicly available Wall Street research, other publicly available information and closing stock prices as of February 22, 2021, as well as the ICON Forecasts and the ICON-Adjusted PRA Forecasts, Centerview calculated, for PRA and for each of its selected trading companies, the following ratios and multiples: (1) the enterprise value (calculated as the market value of fully diluted common equity with outstanding options treated with the treasury stock method plus the face value of debt and non-controlling interests, less cash and cash equivalents including investments in debt, equity and other securities) as a multiple of 2021 calendar year estimated Adjusted EBITDA and (2) the price to earnings ratio for the 2021 calendar years based on consensus analyst estimates (adjusted to exclude expenses related to stock-based compensation).
The results of this analysis for the selected trading companies for PRA are summarized below:
	Low	Mean	High
Enterprise Value / 2021 Estimated Adjusted EBITDA	13.8x	18.5x	26.4x
Price / 2021 Estimated Adjusted EPS	17.4x	25.6x	36.1x
Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, for purposes of its analysis Centerview selected a reference range of estimated 2021 price to earnings ratios (excluding stock-based compensation expense) of 18.0x to 26.0x and a reference range of enterprise value to estimated 2021 Adjusted EBITDA multiples of 14.0x to 19.0x. However, because none of the selected companies is exactly the same as PRA, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected company analysis. Accordingly, in selecting these reference ranges, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of PRA and the selected trading companies for PRA that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.
Centerview applied the Adjusted EBITDA multiple reference ranges to PRA’s calendar year 2021 estimated Adjusted EBITDA as set forth in the ICON-Adjusted PRA Forecasts to derive ranges of implied enterprise values for PRA. Centerview also applied the Adjusted EPS multiple reference ranges to PRA’s calendar year 2021 estimated Adjusted EPS as set forth in the ICON-Adjusted PRA Forecasts to derive ranges of implied values per share of PRA common stock. Centerview subtracted from each of these ranges of implied enterprise values the value of PRA’s net debt (including non-controlling interest) as of December 31, 2020 as set forth in the PRA Internal Data to derive a range of implied equity values for PRA. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of PRA common stock as of February 19, 2021 as set forth in the PRA Internal Data to derive a range of implied values per share of PRA common stock.
The results of this analysis, rounded to the nearest $1.00, are summarized below:
Valuation Metric	Implied Share Price
Enterprise Value / 2021 Estimated Adjusted EBITDA	$116.00 – 159.00
Price / 2021 Estimated Adjusted EPS	$109.00 – 158.00
Centerview then compared these ranges to the value of the Consideration of $165.90 per share of PRA common stock, based on the closing price of ICON ordinary shares as of February 22, 2021, and implied by the sum of (i) 0.4125 of one share of ICON ordinary shares and (ii) $80.00 cash consideration per share of PRA common stock to be paid in the merger.
Selected Precedent Transactions Analysis
Centerview analyzed certain information relating to selected precedent transactions in the contract research organization industry in the past fourteen (14) years that Centerview deemed, based on its experience and professional judgment, to be comparable to PRA and the Transaction.
The selected precedent transactions consisted of:
Announcement Date	Acquirer	Target
July 2017	Laboratory Corporation of America Holdings	Chiltern International Inc.
June 2017	Pamplona Capital Management LLC	PAREXEL International Corporation
May 2017	INC Research, LLC	inVentiv Health, Inc.

Announcement Date	Acquirer	Target
August 2016	Advent International Corp	inVentiv Health, Inc.
May 2016	Quintiles Transnational Holdings Inc.	IMS Health Holdings, Inc.
November 2014	Laboratory Corporation of America Holdings	Covance Inc.
June 2013	KKR & Co. Inc.	PRA Health Sciences, Inc.
October 2011	Carlyle Group Inc.	PPD, Inc.
May 2011	INC Research, LLC	Kendle International Inc.
July 2007	Genstar Capital, LLC	PRA Health Sciences, Inc.
No company or transaction used in this analysis is directly comparable to PRA or the Transaction. The companies included in the selected precedent transactions are companies that were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered to be similar to those of PRA. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of PRA and the companies included in the selected precedent transactions. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and PRA.
Using information from SEC filings, news reports and other publicly available information, Centerview calculated, for each selected transaction set forth above, among other things, the enterprise value implied for the applicable target company based on the consideration payable in the applicable selected precedent transactions, as a multiple of the target company’s Adjusted EBITDA for the last-12-month period, which we refer to as LTM, for which financial information had been made public at the time of the announcement of such transactions (in each case excluding stock-based compensation expense). The results of this analysis are summarized below:
	Low	Median	High
Enterprise Value / LTM Adjusted EBITDA Multiple	10.2x	12.8x	15.1x
Based on its analysis of the relevant metrics for each of the companies included in the selected precedent transactions, Centerview selected a reference range of enterprise value to estimated LTM Adjusted EBITDA multiples of 10.0x to 15.0x. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of PRA and the companies included in the selected precedent transactions and other factors that could affect the public trading, acquisition or other values of such companies or PRA. Centerview applied this reference range to PRA’s LTM Adjusted EBITDA as of December 31, 2020 of $492 million, reflected in the PRA Internal Data, to calculate an illustrative range of implied enterprise values of PRA. Centerview subtracted from this range of implied enterprise values the value of PRA’s net debt (excluding non-controlling interest) as of December 31, 2020 as set forth in the PRA Internal Data to derive a range of equity values for PRA. Centerview then divided this range of equity values by the number of fully-diluted outstanding shares of PRA common stock as of February 19, 2021 as set forth in the PRA Internal Data to derive a range of implied values per share of PRA common stock of $63.00 to $100.00, rounded to the nearest $1.00. Centerview then compared the results of this analysis to the value of the Consideration of $165.90 per share, based on the closing price of ICON ordinary shares as of February 22, 2021, and implied by the sum of (i) 0.4125 of one ICON ordinary share and (ii) $80.00 cash consideration per share of PRA common stock to be paid in the merger.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of PRA, which is a traditional valuation methodology used to derive a valuation of an asset by calculating the present value of estimated future cash flows of the asset, based on the ICON-Adjusted PRA Forecasts. Present value refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated the estimated present value of the unlevered free cash flows of PRA reflected in the ICON-Adjusted PRA Forecasts for the years from 2021 through 2030. The terminal value of

PRA at the end of the forecast period was estimated by using perpetuity growth rates ranging from 2.5% to 3.5%. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.5% to 10%. This range of discount rates was determined based on Centerview’s analysis of PRA’s weighted average cost of capital. Based on its analysis, Centerview calculated a range of implied enterprise values of PRA. Centerview subtracted from this range of implied enterprise values the face value of PRA’s net debt (including non-controlling interest) as of December 31, 2020 as set forth in the PRA Internal Data to derive a range of implied equity values of PRA. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of PRA common stock as of February 19, 2021 as set forth in the PRA Internal Data to derive a range of implied values per share of PRA common stock of $113.00 to $165.00, rounded to the nearest $1.00. Centerview then compared the results of this analysis to the value of the Consideration of $165.90 per share, based on the closing price of ICON ordinary shares as of February 22, 2021, and implied by the sum of (i) 0.4125 of one ICON ordinary share and (ii) the $80.00 cash consideration per share of PRA common stock to be paid in the merger.
Centerview also performed a discounted cash flow analysis of PRA inclusive of the Synergies expected to be realized by ICON in connection with the merger. In performing this analysis, Centerview calculated the estimated present value of the cash flow impact of Synergies, net of the costs and taxes expected by ICON to achieve the Synergies for the years from 2021 through 2030. The terminal value of the cash flow impact of the Synergies at the end of the forecast period was estimated by using perpetuity growth rates ranging from 2.5% to 3.5%. The Synergies and terminal values were then discounted to present value using discount rates ranging from 8.5% to 10%, which range was selected using the methodologies and assumptions described above. Based on the discounted cash flow analyses Centerview performed on PRA, as described above, Centerview calculated a range of implied values per share of PRA common stock of $130.00 to $191.00 including cost synergies only, rounded to the nearest $1.00. As part of Centerview’s discounted cash flow analysis of PRA, as described above, Centerview calculated the estimated present value of the expected tax synergies forecasted by ICON, which were derived by comparing PRA’s stand-alone tax rate to the pro forma tax rate of earnings attributable to PRA after giving effect to the merger, each as forecasted by ICON, and calculated a range of implied values per share of PRA common stock of $144.00 to $211.00 including cost and tax synergies, rounded to the nearest $1.00. Centerview then compared the results of this analysis to the value of the Consideration of $165.90 per share of PRA common stock, based on the closing price of ICON ordinary shares as of February 22, 2021, implied by the sum of (i) 0.4125 of one ICON ordinary share and (ii) $80.00 cash consideration per share of PRA common stock to be paid in the merger.
Other Factors
Centerview noted for the ICON board of directors certain additional factors solely for informational purposes, including, among other things, the following:
•
Historical Stock Price Trading Analysis. Centerview reviewed the stock price performance of PRA common stock for the 52-week period prior to February 22, 2021. Centerview noted that the range of low and high closing prices of PRA common stock during the prior 52-week period was $64.00 to $137.00, rounded to the nearest $1.00, as compared to the Consideration of $165.90 per share of PRA common stock, based on the closing price of ICON ordinary shares as of February 22, 2021, implied by the sum of (i) 0.4125 of one ICON ordinary share and (ii) $80.00 cash consideration per share of PRA common stock to be paid in the merger.

•
Analyst Price Target Analysis. Centerview reviewed stock price targets for PRA reflected in selected publicly available Wall Street research analyst reports available on Bloomberg for which estimates were available as of February 22, 2021 and noted that the range of stock price targets in such research analyst reports was between $105.00 and $145.00, as compared to the Consideration of $165.90 per share of PRA common stock, based on the closing price of ICON ordinary shares as of February 22, 2021, implied by the sum of (i) 0.4125 of one ICON ordinary share and (ii) $80.00 cash consideration per share of PRA common stock to be paid in the merger.

•
Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions since 2010, each with a transaction value of $5 billion or more, providing for stock components paid in such selected transactions that are similar to the share consideration to be paid in the merger. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the unaffected price of the target company’s stock. Based on the analysis above and other considerations that

Centerview deemed relevant in its professional judgment, Centerview applied a range of 20% to 40% to the closing price of PRA common stock on February 22, 2021 of $127.30, which resulted in an implied share price of $153.00 to $178.00, rounded to the nearest $1.00, per share of PRA common stock.
•
Financial forecasts by PRA. Centerview also performed a discounted cash flow analysis using the financial forecasts by PRA, as described in the section entitled “—PRA Unaudited Financial Forecasts” beginning on page [109]. Based on the financial forecasts by PRA, and using the same terminal value and discount rates as described in this summary in the “Discounted Cash Flow Analysis” section above, Centerview calculated a range of implied values per share of PRA common stock of $134.00 to $197.00, rounded to the nearest $1.00, as compared to the value of the Consideration of $165.90 per share of PRA common stock, based on the closing price of ICON ordinary shares as of February 22, 2021, implied by the sum of (i) 0.4125 of one ICON ordinary share and (ii) $80.00 cash consideration per share of PRA common stock to be paid in the merger.

Stand-Alone ICON Financial Analysis
Selected Trading Companies Analysis
Centerview reviewed and compared certain financial information, ratios and multiples for ICON to corresponding financial information, ratios and multiples for selected publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to ICON. We refer to these selected publicly traded companies in this “Opinion of ICON’s Financial Advisor” section as the selected trading companies for ICON.
The selected trading companies for ICON consisted of:
•	IQVIA Holdings Inc.
•	Medpace Holdings, Inc.
•	PPD, Inc.
•	PRA Health Sciences, Inc.
•	Syneos Health, Inc.
Although none of the selected trading companies for ICON is directly comparable to ICON, these companies were selected, among other reasons, because they are publicly traded companies in the contract research organization industry with certain operational and financial characteristics that Centerview, in its experience and professional judgment, deemed generally relevant for comparative purposes.
Using publicly available information obtained from SEC filings, publicly available Wall Street research, other publicly available information and closing stock prices as of February 22, 2021, as well as the ICON Forecasts, Centerview calculated, for each selected trading company for ICON and for each of its selected trading companies, the following ratios and multiples: (1) the enterprise value (calculated as the market value of fully diluted common equity with outstanding options treated with the treasury stock method plus the face value of debt, equity and other noncontrolling interests, less cash and cash equivalents including investments in debt securities) as a multiple of 2021 calendar year estimated Adjusted EBITDA and (2) the price to earnings ratio for the 2021 calendar year based on consensus analyst estimates (adjusted to exclude expenses related to stock-based compensation).
The results of this analysis for the selected trading companies for ICON are summarized below:
	Low	Mean	High
Enterprise Value / 2021 Estimated Adjusted EBITDA	13.8x	18.1x	26.4x
Price / 2021 Estimated Adjusted EPS	17.4x	25.0x	36.1x
Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, for purposes of its analysis Centerview selected an estimated calendar year 2021 price to earnings ratios (excluding stock-based compensation expense) of 18.0x to 26.0x and an enterprise value to estimated calendar year 2021 Adjusted EBITDA multiple reference range of 14.0x to 19.0x. In selecting these reference ranges,

Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of ICON and the selected trading companies for ICON that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.
Centerview applied the Adjusted EBITDA multiple reference ranges to ICON’s calendar year 2021 estimated Adjusted EBITDA as set forth in the ICON Forecasts to derive a range of implied enterprise values for ICON. Centerview also applied the Adjusted EPS multiple reference ranges to ICON’s calendar year 2021 estimated Adjusted EPS as set forth in the ICON Forecasts to derive a range of implied values per ICON ordinary share. Centerview subtracted from each of these ranges of implied enterprise values the value of ICON’s net debt as of December 31, 2020 to derive a range of implied equity values for ICON. Centerview then divided these implied equity values by the number of fully-diluted outstanding ICON ordinary shares as of February 19, 2021 as set forth in the ICON Internal Data to derive a range of implied values per ICON ordinary share.
The results of this analysis, rounded to the nearest $1.00, are summarized below:
Valuation Metric	Implied Share Price
Enterprise Value/ 2021 Estimated Adjusted EBITDA	$170.00 – 227.00
Price / 2021 Estimated Adjusted EPS	$159.00 – 229.00
Discounted Cash Flow Analysis
Centerview also performed a discounted cash flow analysis of ICON. In performing the discounted cash flow analysis, Centerview calculated the estimated present value of the unlevered free cash flows of ICON reflected in the ICON Forecasts for the years from 2021 through 2030. The terminal value of ICON at the end of the forecast period was estimated by using perpetuity growth rates ranging from 2.5% to 3.5%. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.75% to 10%. This range of discount rates was determined based on Centerview’s analysis of ICON’s weighted average cost of capital. Based on its analysis, Centerview calculated a range of implied enterprise values of ICON. Centerview subtracted from this range of implied enterprise values the value of ICON’s net debt as of December 31, 2020 as set forth in the ICON Internal Data to derive a range of implied equity values of ICON. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding ICON ordinary shares as of February 19, 2021 as set forth in the ICON Internal Data to derive a range of implied values per ICON ordinary share of $178.00 to $239.00, rounded to the nearest $1.00. Centerview then compared the results of this analysis to the closing price of ICON ordinary shares on February 22, 2021 of $208.25 per share.
Other Factors
Centerview noted for the ICON board of directors certain additional factors solely for informational purposes, including, among other things, the following:
•
Historical Stock Price Trading Analysis. Centerview reviewed the stock price performance of ICON ordinary shares for the 52-week period prior to February 22, 2021 and noted that the range of low and high closing prices during this period was $116.00 to $221.00, rounded to the nearest $1.00, prior to the date of Centerview’s written opinion, as compared to the closing price of ICON ordinary shares on February 22, 2021 of $208.25.

•
Analyst Price Target Analysis. Centerview reviewed stock price targets for ICON ordinary shares reflected in selected publicly available Wall Street research analyst reports for which estimates were available as of February 22, 2021 and noted that the range of stock price targets in such research analyst reports was between $179.00 and $240.00, as compared to the closing price of ICON ordinary shares on February 22, 2021 of $208.25.

•
Illustrative “Has” / “Gets” Analysis. Centerview compared the implied stand-alone equity value of ICON to the pro forma equity value of ICON after giving effect to the merger, including the Synergies, from the perspective of the holders of ICON ordinary shares. In performing this illustrative “has / gets” analysis, Centerview calculated the combined market value of ICON and PRA and subtracted from such combined market value the cash consideration payable in the Transaction, estimated transaction fees payable in connection with the Transaction, and 34% ownership in the combined company attributable to PRA’s stockholders, and added 66% participation of Synergies. This analysis resulted in an implied market value for ICON on a pro forma basis of approximately $11.6 billion or $217.00 per share, rounded to the nearest $1.00. Centerview compared such implied value to the market value of ICON as of February 22, 2021, which was approximately $11.2 billion or $208.25 per share.
•
Illustrative Future Share Price Analysis. Centerview performed an illustrative analysis of the illustrative future value per ICON ordinary share as of February 22, 2021 for each of the calendar years 2021 to 2025, which is designed to provide a comparison of the theoretical future value of ICON ordinary shares as a stand-alone entity to that of the pro forma combined company at a range of price-to-earnings multiples. To calculate the illustrative future values per share of ICON as a stand-alone company, Centerview multiplied a next-12-month, which we refer to as NTM in this summary of Centerview’s opinion, price to earnings ratio of 24.1x, based on consensus analyst estimates, by NTM Adjusted EPS estimates for ICON as a stand-alone entity at December 31, of each of the years 2021 through 2025, as reflected in the ICON Forecasts. To calculate the illustrative pro forma future values per ICON ordinary share as a combined company, Centerview multiplied (a) each of (1) ICON’s stand-alone NTM price to earnings ratio of 24.1x, (2)  a NTM price to earnings ratio of 22.8x, which reflects the blended NTM adjusted price to earnings ratio based on the stand-alone price to earnings ratio of each of ICON ordinary shares and PRA common stock based on consensus analyst estimates and each company’s pro rata net income contribution to the combined company and (3) an illustrative NTM price to earnings ratio of 20.0x, by (b) NTM Adjusted EPS estimates for the combined company for each of the years 2021 through 2025, based on the ICON-Adjusted PRA Forecasts, ICON Forecasts and the Synergies.

Relative Value Analysis
Based upon a comparison of the range of implied equity values for each of ICON and PRA calculated pursuant to the selected trading companies analyses and discounted cash flow analyses described above, Centerview calculated ranges of implied exchange ratios for the merger, with PRA equity value contribution adjusted for the cash consideration of $80.00 per share of PRA common stock. Centerview calculated these ratios on bases that were exclusive of Synergies, inclusive of cost synergies only and inclusive of cost and tax synergies expected to result from the merger, in each case as described further below. With respect to any given range of exchange ratios, the higher ratio assumes the highest implied value per share of PRA common stock divided by the lowest implied value per ICON ordinary share, and the lower ratio assumes the lowest implied value per share of PRA common stock divided by the highest implied value per ICON ordinary share.
Centerview’s analysis indicated the following implied ranges of exchange ratios on the bases described:
Valuation Methodology	Implied Cash-Adjusted Exchange Ratio
Selected Trading Companies (2021 Estimated Enterprise Value / Adjusted EBITDA)	0.1572x – 0.4660x
Selected Trading Companies (2021 Estimated Price / Adjusted EPS)	0.1269x – 0.4890x
Discounted Cash Flow Analysis (Exclusive of Synergies)	0.1368x – 0.4768x
Discounted Cash Flow Analysis (Cost Synergies only)	0.2094x – 0.6198x
Discounted Cash Flow Analysis (Cost and Tax Synergies)	0.2675x – 0.7342x
Centerview compared the implied ranges of cash-adjusted exchange ratios set forth above to the exchange ratio of 0.4125 of one ICON ordinary share per share of PRA common stock.
General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the ICON board of directors in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the ICON board of directors or ICON management with respect to the Consideration or as to whether the ICON board of directors would have been willing to determine that a different consideration was fair. The Consideration was determined through arm’s-length negotiations between ICON and PRA and was approved by the ICON board of directors. Centerview provided advice to ICON during these negotiations. Centerview did not, however recommend any specific amount of consideration to ICON or the ICON board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to ICON or Merger Sub, and Centerview did not receive any compensation from ICON or Merger Sub during such period. In the two (2)  years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to PRA, and Centerview did not receive any compensation from PRA during such period. Centerview may provide investment banking and other services to or with respect to ICON or PRA or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, ICON, PRA, or any of their respective affiliates, or any other party that may be involved in the Transaction.
The ICON board of directors selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.
In connection with Centerview’s services as the financial advisor to the ICON board of directors, ICON has agreed to pay Centerview an aggregate fee of $30 million, $5 million of which was payable upon the rendering of Centerview’s opinion and $25 million of which is payable contingent upon consummation of the Transaction. In addition, ICON has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Opinions of PRA’s Financial Advisors
BofA Securities, Inc.
PRA retained BofA Securities to act as its financial advisor in connection with the merger. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with merger and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. PRA selected BofA Securities to act as PRA’s financial advisor in connection with the merger on the basis of BofA Securities’ experience in transactions similar to the merger, its reputation in the investment community and its familiarity with PRA and its business.
On February 24, 2021, at a meeting of the PRA board of directors held to evaluate the merger, BofA Securities delivered to the PRA board of directors BofA Securities’ oral opinion, which was confirmed by delivery to the PRA board of directors of a written opinion dated February 24, 2021, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in BofA Securities’ written opinion, the merger consideration to be received in the merger by PRA stockholders was fair, from a financial point of view, to such holders.
The full text of BofA Securities’ written opinion to the PRA board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of BofA Securities’ written opinion. BofA Securities delivered its opinion to the PRA board of directors for the benefit and use of the PRA board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger. BofA Securities’ opinion does not address any other terms or other aspects or implications of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PRA or in which PRA might engage or as to the underlying business decision of PRA to proceed with or effect the merger. BofA Securities’ opinion does not address any other aspect of the merger and does not express any opinion or recommendation as to how any stockholder should vote or act in connection with the merger or any related matter.
In connection with rendering its opinion, BofA Securities, among other things:
(1)	reviewed certain publicly available business and financial information relating to PRA and ICON;
(2)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of PRA furnished to or discussed with us by the management of PRA, including certain stand-alone financial forecasts relating to PRA prepared by the management of PRA (referred to as the “financial forecasts by PRA”, as summarized in the section titled “—PRA Unaudited Financial Forecasts” beginning on page [109]);

(3)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of ICON furnished to or discussed with us by the management of ICON, including certain stand-alone financial forecasts relating to ICON prepared by the management of ICON (referred to as the “ICON Forecasts”, as summarized in the section titled “—ICON Unaudited Financial Forecasts” beginning on page [107]),

(4)
reviewed certain estimates as to the amount and timing of, and costs to achieve, cost savings (referred to as the “Cost Savings”, as summarized in the section titled “—ICON Unaudited Financial Forecasts” beginning on page [107]) anticipated by the management of PRA to result from the merger based on guidance provided by the management of ICON;

(5)
reviewed certain estimates as to the amount and timing of tax savings (referred to as the “Tax Savings”, as summarized in the section titled “—ICON Unaudited Financial Forecasts” beginning on page [107]) anticipated by the management of PRA to result from the merger based on guidance provided by the management of ICON;

(6)
discussed the past and current business, operations, financial condition and prospects of PRA with members of senior managements of PRA and ICON, and discussed the past and current business, operations, financial condition and prospects of ICON with members of senior managements of PRA and ICON;

(7)	reviewed the potential pro forma financial impact of the merger on the future financial performance of ICON, including the potential effect on ICON’s estimated earnings per share;
(8)	reviewed the trading histories for PRA common stock and ICON ordinary shares and a comparison of such trading histories with the trading histories of other companies BofA Securities deemed relevant;
(9)	compared certain financial and stock market information of PRA and ICON with similar information of other companies BofA Securities deemed relevant;
(10)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;
(11)	reviewed a draft, dated as of February 23, 2021, of the merger agreement (referred to in this section as the “Draft Agreement”); and
(12)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.
In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Securities and relied upon the assurances of the managements of PRA and ICON that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the ICON Forecasts, BofA Securities was advised by ICON, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of ICON as to the future financial performance of ICON, and, at the direction of PRA, BofA Securities relied on the ICON Forecasts for purposes of its opinion. With respect to the financial forecasts by PRA, the Cost Savings and the Tax Savings, BofA Securities was advised by PRA, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PRA as to the future financial performance of PRA and the other matters covered thereby and, at the direction of PRA, BofA Securities relied on the financial forecasts by PRA, the Cost Savings and the Tax Savings for purposes of its opinion. BofA Securities also relied, at the direction of PRA, on the assessments of the management of PRA as to ICON’s ability to achieve the Cost Savings and the Tax Savings and was advised by PRA, and assumed, with the consent of PRA, that the Cost Savings and the Tax Savings would be realized in the amounts and at the times projected. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PRA, ICON or any other entity, nor did BofA Securities make any physical inspection of the properties or assets of PRA, ICON, or any other entity. BofA Securities did not evaluate the solvency or fair value of PRA or ICON under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of PRA, that the merger would be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on PRA, ICON or the contemplated benefits of the merger. BofA Securities also assumed, at the direction of PRA, that the final executed merger agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Securities.
BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the merger consideration to the extent expressly specified in its written opinion), including, without limitation, the form or structure of the merger or any terms, aspects or implications of any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the merger or otherwise. BofA Securities was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of PRA or any alternative transaction. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received by the PRA stockholders and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the merger or any related entities, or class of such persons, relative to the merger consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PRA or in which PRA might engage or as to the underlying business decision of PRA to proceed with or effect the merger. In addition, BofA Securities did not express any view or opinion with respect to, and BofA Securities relied, with the consent of PRA, upon the assessments of PRA and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to PRA, ICON or any other entity and the merger (including the contemplated benefits thereof) as to which BofA Securities understood that PRA obtained such advice as it deemed necessary from qualified professionals. BofA Securities further expressed no opinion as to what the value of ICON ordinary shares actually would be when issued or the prices at which PRA common stock or ICON ordinary shares would trade at any time, including following announcement or consummation of the merger. In addition, BofA Securities expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the merger or any related matter.
BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. While the credit, financial and stock markets have been experiencing unusual volatility, BofA Securities expressed no opinion or view as to any potential effects of such volatility on PRA, ICON or the merger. It should be understood that subsequent developments may affect BofA Securities’ opinion, and BofA Securities does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, PRA imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.
The discussion set forth below in “—Summary of Material Financial Analyses of PRA”, “—Summary of Material Financial Analyses of ICON” and “—Summary of Material Pro Forma Financial Analyses”, beginning on page [91] of this joint proxy statement/prospectus represents a brief summary of the material financial analyses presented by BofA Securities to the PRA board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.
Summary of Material Financial Analyses of PRA
Selected Publicly Traded Companies Analysis.
BofA Securities reviewed publicly available financial and stock market information of the following five (5) selected publicly traded clinical research companies, and for ICON:
•	IQVIA Holdings Inc.
•	Charles River Laboratories International, Inc.
•	PPD, Inc.
•	Syneos Health, Inc.
•	MedPace Holdings, Inc.
BofA Securities reviewed, among other things, (i) the enterprise values for each of the selected companies and for ICON, calculated by multiplying the closing share price of each company as of February 23, 2021 by the number of fully-diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined for this purpose as debt, preferred equity and non-controlling interest (as applicable) less cash, cash equivalents and marketable securities (as applicable)), as a multiple of Wall Street analyst consensus estimates of calendar year 2021 and 2022 earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the applicable company without any deduction for stock based compensation expense (“SBC-Unburdened”) (such multiples are referred to in this section as “2021E EV/ EBITDA (SBC-Unburdened)” and “2022E EV/ EBITDA (SBC-Unburdened)”), and (ii) the closing price per share for each selected company and for ICON as of February 23, 2021, as a multiple of Wall Street analyst consensus estimates of calendar year 2021 and 2022 earnings per share (“EPS”) for the applicable company without any deduction for (unburdened by) stock based compensation expense or amortization of purchased intangibles (“SBC/Amort.-Unburdened”) (such multiples are referred to in this section as “2021E Price/ EPS (SBC/Amort.-Unburdened)” and “2022E Price/ EPS (SBC/Amort.-Unburdened)”). Financial data of the selected companies and for ICON were derived from their public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of February 23, 2021. The overall low to high 2021E EV/ EBITDA (SBC-Unburdened) multiples observed for the selected companies were 13.7x to 24.2x (with a mean of 18.3x and median of 17.2x for the selected companies and a mean of 18.3x and median of 17.7x for the selected companies and ICON together). The overall low to high 2022E EV/ EBITDA (SBC-Unburdened) multiples observed for the selected companies were 12.4x to 20.2x (with a mean of 16.2x and median of 15.7x for the selected companies and a mean of 16.3x and median of 16.2x for the selected companies and ICON together). The overall low to high 2021E Price/EPS (SBC/Amort.-Unburdened) multiples observed for the selected companies were 17.2x to 32.1x (with a mean of 25.3x and median of 25.9x for the selected companies and a mean of 25.1x and median of 24.9x for the selected companies and ICON together). The overall low to high 2022E Price/EPS (SBC/Amort.-Unburdened) multiples observed for the selected companies were 15.1x to 27.3x (with a mean of 22.0x and median of 22.2x for the selected companies and a mean of 21.9x and median of 22.0x for the selected companies and ICON together).
Based on BofA Securities’ review of the enterprise values to EBITDA (SBC-Unburdened) multiples for the selected companies and on its professional judgment and experience, BofA Securities applied a 2021E EV/EBITDA (SBC-Unburdened) multiple reference range of 14.0x to 17.5x to estimates of calendar year 2021 EBITDA (SBC-Unburdened) adjusted for certain non-recurring items, as reflected in the financial forecasts by PRA, and a 2022E EV/EBITDA (SBC-Unburdened) multiple reference range of 12.5x to 16.0x to estimates of calendar year 2022 EBITDA (SBC-Unburdened) adjusted for certain non-recurring items, as reflected in the financial forecasts by PRA, in each case, to calculate ranges of implied enterprise values for PRA. BofA Securities then calculated implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00) by subtracting from the resulting ranges of implied enterprise values the net debt of PRA as of December 31, 2020 (calculated as debt less cash), as provided by the management of PRA, and dividing the result by a number of fully diluted-shares of PRA common stock outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by PRA management).
Based on BofA Securities’ review of the Price/EPS (SBC/Amort.-Unburdened) multiples for the selected companies and on its professional judgment and experience, BofA Securities applied a 2021E Price/EPS (SBC/Amort.-Unburdened) multiple reference range of 18.0x to 25.0x to estimates of calendar year 2021 EPS (SBC/Amort.-Unburdened), as reflected in the financial forecasts by PRA, and a 2022E Price/EPS multiple reference range of 15.5x to 22.0x to estimates of calendar year 2022 EPS (SBC/Amort.-Unburdened), as reflected in the financial forecasts by PRA, to calculate implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00).
This analysis indicated the following approximate implied equity value reference ranges per share of PRA common stock, as compared to an implied value of $166.06 for the merger consideration calculated by adding to the $80.00 per share of cash consideration an implied value of $86.06 for the 0.4125 of a share of ICON ordinary shares comprising the stock portion of the merger consideration (reflecting the $208.62 closing price of ICON ordinary shares on February 23, 2021 multiplied by 0.4125):
Implied Equity Value Reference Range Per Share of PRA Common Stock				Implied Merger Consideration Value
2021E EBITDA (SBC- Unburdened)	2022E EBITDA (SBC- Unburdened)	2021E EPS (SBC/Amort.- Unburdened)	2022E EPS (SBC/Amort.- Unburdened)
$118 - $149	$124 - $161	$112 - $155	$112 - $159	$166.06
No selected publicly traded company used in this analysis is identical or directly comparable to PRA. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics (reflected, among other things, in differences in historical trading levels of these companies) and other factors that could affect the public trading or other values of the companies to which PRA was compared.
Selected Precedent Transactions Analysis.
BofA Securities reviewed, to the extent publicly available, financial information relating to the following five (5) selected transactions involving acquisitions of healthcare clinical research companies since 2014 with an implied enterprise value between $4 billion and $15 billion.
Date Announced	Target	Acquirer
06/20/17	Parexel International Corporation	Pamplona Capital Management, LLP
05/10/17	InVentiv Health, Inc.	INC Research Holdings, Inc.
04/26/17	PPD, Inc.	H&F, ADIA, GIC and The Carlyle Group
05/03/16	Quintiles Transnational Holdings Inc.(1)	Ims Health Holdings, Inc.
11/03/14	Covance	Laboratory Corporation of America Holdings
(1)	Transaction also reviewed assuming Quintiles Transnational Holdings Inc. is the acquirer.
For each of these transactions, BofA Securities reviewed the enterprise values implied for each target company based on the consideration paid in the selected transaction, as multiples of estimates of the target company’s EBITDA (SBC-Unburdened), (i) for the last twelve (12) months as of the announcement of the relevant transaction, based on publicly available information at that time (such multiples are referred to in this section as “EV/LTM EBITDA (SBC-Unburdened)”), (ii) for the fiscal year in which the applicable transaction was announced if the transaction was announced prior to June 30, and the fiscal year following the fiscal year in which the applicable transaction was announced if the transaction was announced after June 30, based on publicly available information at that time (such multiples are referred to in this section as “EV/FY EBITDA (SBC-Unburdened)”), and (iii) for the fiscal year following the fiscal year in which the applicable transaction was announced if the transaction was announced prior to June 30, and the second fiscal year following the fiscal year in which the applicable transaction was announced if the transaction was announced after June 30, based on publicly available information at that time (such multiples are referred to in this section as “EV/FY+1 EBITDA (SBC-Unburdened)”). The overall low to high EV/LTM EBITDA (SBC-Unburdened) multiples of the target companies in the selected transactions were 11.5x to 14.5x (with a top quartile of 13.6x, a mean of 12.8x, a median of 12.4x and bottom quartile of 12.1x), the overall low to high EV/FY EBITDA (SBC-Unburdened) multiples of the target companies in the selected transactions were 10.8x to 13.5x (with a top quartile of 12.6x, a mean of 12.0x, a median of 12.1x and bottom quartile of 11.1x) and the overall low to high EV/FY+1 EBITDA (SBC-Unburdened) multiples of the target companies in the selected transactions were 9.8x to 12.7x (with a top quartile of 11.9x, a mean of 11.0x, a median of 10.6x and bottom quartile of 10.2x).
Based on BofA Securities’ review of the enterprise values to EBITDA (SBC-Unburdened) multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied (i) an enterprise value to calendar year 2020 EBITDA (SBC-Unburdened) multiple reference range of 12.0x to 14.0x to PRA management’s estimate of PRA’s calendar year 2020 EBITDA (SBC-Unburdened), as reflected in the financial forecasts by PRA and (ii) an enterprise value to calendar year 2021 EBITDA (SBC-Unburdened) multiple reference range of 11.0x to 13.0x to PRA management’s estimate of PRA’s calendar year 2021 EBITDA (SBC-Unburdened), as reflected in the financial forecasts by PRA, in each case, to calculate a range of implied enterprise values for PRA. BofA Securities then calculated implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00) by subtracting from these ranges of implied enterprise values the net debt of PRA as of December 31, 2020 (calculated as debt less cash), as provided by the management of PRA, and dividing the result by a number of fully diluted-shares of PRA common stock outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by PRA management). This analysis indicated the following approximate implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00), as compared to the implied merger consideration value:
Implied Equity Value Reference Range Per Share of PRA Common Stock		Implied Merger Consideration Value
2020E EBITDA (SBC-Unburdened)	2021E EBITDA (SBC-Unburdened)
$78 – $93	$91 - $109	$166.06
No selected precedent transaction used in this analysis or the applicable business or target company is identical or directly comparable to PRA or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which PRA and the merger were compared.
Discounted Cash Flow Analysis
BofA Securities performed a discounted cash flow analysis of PRA to calculate a range of implied present values per share of PRA common stock utilizing estimates of the standalone, unlevered, after-tax free cash flows PRA was expected to generate over the period from January 1, 2021 through December 31, 2025 based on the financial forecasts by PRA. BofA Securities calculated terminal values for the cash flows by applying to estimates of the standalone EBITDA (SBC-Unburdened) PRA was expected to generate in the terminal year a selected range of EBITDA (SBC-Unburdened) exit multiples of 13.0x to 16.5x which were selected based on BofA Securities’ professional judgment and experience. The cash flows were discounted to present value as of December 31, 2020, utilizing mid-year discounting convention, and using a discount rate range of 7.5% to 10.0%, which was based on an estimate of PRA’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00) by deducting from this range of present values, PRA’s net debt as of December 31, 2020 (calculated as debt less cash), as provided by the management of PRA, and dividing the result by a number of fully diluted-shares of PRA common stock outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by PRA management). This analysis indicated the following approximate implied equity value reference range per share of PRA common stock (rounded to the nearest $1.00), as compared to the implied merger consideration value:

Implied Equity Value Reference Range Per share of PRA Common Stock	Implied Merger Consideration Value
$141 – $193	$166.06
Other Factors
BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:
•	52-Week Trading Range. BofA Securities reviewed the trading range of the shares of PRA common stock for the 52-week period ended February 23, 2021, which was $64.14 to $136.53.
•
Wall Street Analysts Price Targets. BofA Securities reviewed certain publicly available equity research analyst price targets for the shares of PRA common stock available as of February 23, 2021, and noted that the range of such price targets (discounted by one year at PRA’s estimated cost of equity of 9.5% and rounded to the nearest $1.00) was $100 to $132.

Summary of Material Financial Analyses of ICON
Selected Publicly Traded Companies Analysis.
BofA Securities reviewed publicly available financial and stock market information of the selected publicly traded clinical research companies as described under the heading “—Summary of Material Financial Analyses of PRA—Selected Publicly Traded Companies Analysis”. For purposes of its analysis of ICON, BofA Securities also reviewed publicly available financial and stock market information of PRA. The 2021E EV/ EBITDA (SBC-Unburdened) multiples observed for the selected companies together with PRA had a mean of 17.9x and median of 17.2x. The 2022E EV/ EBITDA (SBC-Unburdened) multiples observed for the selected companies together with PRA had a mean of 15.9x to 15.6x. The 2021E Price/EPS (SBC/Amort.-Unburdened) multiples observed for the selected companies together with PRA had a mean of 24.8x and median of 24.9x. The 2022E Price/EPS (SBC/Amort.-Unburdened) multiples observed for the selected companies together with PRA had a mean of 21.5x and median of 21.5x.
Based on BofA Securities’ review of the enterprise values to EBITDA (SBC-Unburdened) multiples for the selected companies as described in this section and under the heading “—Summary of Material Financial Analyses of PRA—Selected Publicly Traded Companies Analysis” and on its professional judgment and experience, BofA Securities applied a 2021E EV/EBITDA (SBC-Unburdened) multiple reference range of 15.5x to 18.0x to estimates of calendar year 2021 EBITDA (SBC-Unburdened) adjusted for certain non-recurring items, as reflected in the ICON Forecasts, and a 2022E EV/EBITDA (SBC-Unburdened) multiple reference range of 14.0x to 16.5x to estimates of calendar year 2022 EBITDA (SBC-Unburdened) adjusted for certain non-recurring items, as reflected in the ICON Forecasts, in each case, to calculate ranges of implied enterprise values for ICON. BofA Securities then calculated implied equity value reference ranges per ICON ordinary share (rounded to the nearest $1.00) by subtracting from the resulting ranges of implied enterprise values it calculated an estimate of the net debt of ICON as of December 31, 2020 (calculated as debt less cash), as provided by the management of ICON, and dividing the result by a number of fully diluted ICON ordinary shares outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by ICON management).
Based on BofA Securities’ review of the Price/EPS (SBC/Amort.-Unburdened) multiples for the selected companies as described in this section and under the heading “—Summary of Material Financial Analyses of PRA—Selected Publicly Traded Companies Analysis” and on its professional judgment and experience, BofA Securities applied a 2021E Price/EPS (SBC/Amort.-Unburdened) multiple reference range of 20.0x to 26.0x to estimates of calendar year 2021 EPS (SBC/Amort.-Unburdened), as reflected in the ICON Forecasts, and a 2022E Price/EPS (SBC/Amort.-Unburdened) multiple reference range of 17.0x to 22.5x to estimates of calendar year 2022 EPS (SBC/Amort.-Unburdened), as reflected in the ICON Forecasts, to calculate implied equity value reference ranges per ICON ordinary share (rounded to the nearest $1.00).
This analysis indicated the following approximate implied equity value reference ranges per ICON ordinary share, as compared to the closing price of ICON ordinary shares on February 23, 2021 of $208.62:

Implied Equity Value Reference Range Per Share of ICON ordinary shares				Closing Price of ICON ordinary shares on February 23, 2021
2021E EBITDA (SBC- Unburdened)	2022E EBITDA (SBC- Unburdened)	2021E EPS (SBC/Amort.- Unburdened)	2022E EPS (SBC/Amort.- Unburdened)
$187 - $216	$187 - $219	$182 - $236	$169 - $224	$208.62
No selected publicly traded company used in this analysis is identical or directly comparable to ICON. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics (reflected, among other things, in differences in historical trading levels of these companies) and other factors that could affect the public trading or other values of the companies to which ICON was compared.
Discounted Cash Flow Analysis
BofA Securities performed a discounted cash flow analysis of ICON to calculate a range of implied present values per ICON ordinary share utilizing estimates of the standalone, unlevered, after-tax free cash flows ICON was expected to generate over the period from January 1, 2021 through December 31, 2025 based on the ICON Forecasts. BofA Securities calculated terminal values for the cash flows by applying to estimates of the standalone EBITDA (SBC-Unburdened) ICON was expected to generate in the terminal year a selected range of EBITDA (SBC-Unburdened) exit multiples of 13.0x to 17.5x which were selected based on BofA Securities’ professional judgment and experience. The cash flows were discounted to present value as of December 31, 2020, utilizing mid-year discounting convention, and using a discount rate range of 7.25% to 9.5%, which was based on an estimate of ICON’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied equity value reference ranges per ICON ordinary share (rounded to the nearest $1.00) by deducting from this range of present values, the net debt of ICON as of December 31, 2020 (calculated as debt less cash), as provided by the management of ICON, and dividing the result by a number of fully diluted ICON ordinary shares outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by ICON management). This analysis indicated the following approximate implied equity value reference ranges per ICON ordinary share, as compared to the closing price of ICON ordinary shares on February 23, 2021 of $208.62:
Implied Equity Value Reference Range Per share of ICON ordinary shares	Closing Price of ICON ordinary shares on February 23, 2021
$183 – $252	$208.62
Other Factors
BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:
•	52-Week Trading Range. BofA Securities reviewed the trading range of the ICON ordinary shares for the 52-week period ended February 23, 2021, which was $115.95 to $220.96.
•
Wall Street Analysts Price Targets. BofA Securities reviewed certain publicly available equity research analyst price targets for the ICON ordinary shares available as of February 23, 2021, and noted that the range of such price targets (discounted by one year at ICON’s estimated cost of equity of 8.5% and rounded to the nearest $1.0) was $165 to $221.

Has/Gets Analysis
BofA Securities performed a Has/Gets Analysis to calculate the theoretical change in value for PRA stockholders resulting from the merger based on a comparison of (i) the total implied pro forma value to be received per share of PRA common stock in the merger based on the implied value of the ICON ordinary shares on a pro forma basis giving effect to the merger together with the $80 in cash to be received per share of PRA common stock in the merger, and (ii) the implied value of the PRA common stock on a stand-alone basis.

For purposes of this analysis, BofA Securities calculated a range of implied values per ICON ordinary share giving effect to the merger by adding the ranges of implied equity values derived by BofA Securities for each of PRA and ICON on standalone basis as of December 31, 2020, as described above under “Summary of Material Financial Analyses of PRA—Discounted Cash Flow Analysis” and under “Summary of Material Financial Analyses of ICON—Discounted Cash Flow Analysis” and ranges of implied present values of the estimated Cost Savings and Tax Savings calculated by BofA Securities as of December 31, 2020 (by applying a discount rate range of 7.5% to 10.0% to the estimated Cost Savings (less the cost to achieve the Costs Savings and cash taxes thereon) and the estimated Tax Savings over the period from June 30, 2021, through December 31, 2025, and range of terminal values for the Cost Savings calculated by applying a perpetuity growth rate of 0% to the estimated after-tax Cost Savings in the terminal year and a perpetuity growth rate of 0.0% to 3.0% to the estimated Tax Savings in the terminal year), deducting the additional amount of debt expected to be incurred by ICON in connection with the merger and dividing the result by the estimated number of fully diluted ICON ordinary shares expected to be outstanding after giving effect to the merger.
BofA Securities calculated a range of total implied pro forma value to be received per share of PRA common stock in the merger by multiplying the range of implied values per ICON ordinary share on a pro forma basis after giving effect to the merger by 0.4125 and adding to the result the $80 in cash consideration per share of PRA common stock. BofA Securities then compared the approximate implied equity value reference range per share of PRA common stock it calculated on a stand-alone basis as described above under “Summary of Material Financial Analyses of PRA—Discounted Cash Flow Analysis” to the range of total implied pro forma value to be received per share of PRA common stock in the merger, in each case rounded to the nearest $1.00. This comparison yielded the following:
Per Share Equity Value Reference Ranges for Holders of PRA Common Stock
Stand-Alone	Pro-Forma
$141 - $193	$157 - $199
Miscellaneous
As noted above, the discussion set forth above in “—Summary of Material Financial Analyses of PRA”, “—Summary of Material Financial Analyses of ICON” and “—Summary of Material Pro Forma Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the PRA board of directors in connection with its opinion, and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.
In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of PRA and ICON. The estimates of the future performance of PRA and ICON in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to the PRA stockholders of the merger consideration, to be received by such holders in the merger and were provided to the PRA board of directors in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of PRA or ICON.

The type and amount of consideration payable in the merger was determined through negotiations between PRA and ICON, rather than by any financial advisor, and was approved by the PRA board of directors. The decision to enter into the merger agreement was solely that of the PRA board of directors. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the PRA board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the PRA board of directors or management or any other party with respect to the merger or the merger consideration.
PRA has agreed to pay BofA Securities for its services in connection with the merger an aggregate fee which is estimated, based on information available at the time the merger agreement was announced, to be approximately $30 million, $2 million of which was payable upon delivery of its opinion and the remainder of which is payable upon the closing of the merger. PRA also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities against certain liabilities arising out of BofA Securities’ engagement.
BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PRA, ICON and certain of their respective affiliates.
BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PRA and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans, letters of credit and credit, leasing and conduit facilities for PRA and/or certain of its affiliates, as well as a co-lead arranger and a lender under a credit facility and (ii) having provided or providing certain treasury management services and products to PRA and/or certain of its affiliates. From February 1, 2019 through January 31, 2021, BofA Securities and its affiliates derived aggregate revenues from PRA and certain of its affiliates of approximately $4 million for corporate and/or investment banking services.
In addition, BofA Securities and its affiliates in the future may provide, investment banking, commercial banking and other financial services to ICON and may receive compensation for the rendering of these services.
UBS Securities LLC
On February 24, 2021, at a meeting of the PRA board of directors held to evaluate the merger, UBS delivered to the PRA board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its written opinion, the merger consideration to be received by PRA stockholders in the merger was fair, from a financial point of view, to such holders.
The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached to this joint proxy statement/prospectus as Annex D and is incorporated herein by reference. UBS’ opinion was provided for the benefit of the PRA board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration in the merger and addresses only the fairness, from a financial point of view, of the merger consideration to be received by PRA stockholders in the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to PRA or PRA’s underlying business decision to effect the merger. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger. PRA stockholders are encouraged to read UBS’ opinion carefully in its entirety. The following summary of UBS’ opinion should be read in conjunction with the full text of UBS’ opinion.
In arriving at its opinion, UBS, among other things:
•	reviewed certain publicly available business and financial information relating to PRA and ICON;

•
reviewed certain internal financial information and other data relating to the business and financial prospects of PRA that were not publicly available, including financial forecasts and estimates prepared by the management of PRA that senior management of PRA and the PRA board of directors directed UBS to utilize for purposes of its analysis (the financial forecasts by PRA referred to below under “—PRA Unaudited Financial Forecasts”);

•
reviewed certain internal financial information and other data relating to the business and financial prospects of ICON that were not publicly available, including financial forecasts and estimates prepared by the management of ICON that senior management of PRA and the PRA board of directors directed UBS to utilize for purposes of its analysis (the ICON Forecasts for the calendar years 2021 through 2025 referred to below under “—ICON Unaudited Financial Forecasts”);

•
reviewed certain estimates of synergies prepared by the management of ICON that were not publicly available that senior management of PRA and the PRA board of directors directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of PRA and ICON concerning the businesses and financial prospects of PRA and ICON;
•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believes to be generally relevant;
•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions UBS believes to be generally relevant;
•	reviewed current and historical market prices of PRA common stock and ICON ordinary shares;
•	considered certain pro forma effects of the merger on ICON’s financial statements;
•	reviewed a draft of the merger agreement; and
•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.
In connection with its review, with the consent of the PRA board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the PRA board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of PRA or ICON, nor was it furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, UBS assumed, at the direction of the PRA board of directors, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future financial performance of their respective company and such synergies and pro forma effects. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.
At the direction of the PRA board of directors, UBS was not asked to, nor did it, offer any opinion as to the terms, other than the merger consideration to the extent expressly specified in UBS’ opinion, of the merger agreement or the form of the merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration. UBS expressed no opinion as to what the value of ICON ordinary shares will be when issued pursuant to the merger or the price at which ICON ordinary shares will trade at any time. In rendering its opinion, UBS assumed, with the consent of the PRA board of directors, that (1) the final executed form of the merger agreement would not differ in any material respect from the draft that UBS reviewed, (2) the parties to the merger agreement would comply with all material terms of the merger agreement and (3) the merger would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on PRA, ICON or the merger. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with PRA from any party. Except as described above, there were no other instructions to, or limitations on, UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the PRA board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public company analysis and selected transactions analysis summarized below, no company or transaction used as a comparison was identical to PRA, ICON or the merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.
UBS believes that its analysis and the summary below must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering all analyses and factors or the full narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of PRA and ICON prepared by their respective managements, and of the synergies, prepared by the management of ICON, and the estimates of the future financial performances reflecting such estimates, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of PRA or ICON. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold or acquired.
The merger consideration was determined through negotiation between PRA and ICON and the decision by the PRA board of directors to enter into the merger agreement was solely that of the PRA board of directors. UBS' opinion and financial analyses were only one of many factors considered by the PRA board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the PRA board of directors with respect to the merger or the merger consideration.
The following is a brief summary of the material financial analyses performed by UBS and provided to the PRA board of directors on February 24, 2021 in connection with UBS’ opinion relating to the merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.
For purposes of its analyses, UBS reviewed a number of financial and operating metrics, including the following terms defined in this section as:
•
Enterprise Value or “EV”, defined as equity value (calculated as the value of the applicable company’s outstanding equity securities based on the applicable company’s closing stock price as of a specified date), plus principal amount of outstanding debt, less cash and cash equivalents (“net debt”), plus minority interests at book value, as of a specified date;

•	EBITDA, defined as earnings before interest, taxes, depreciation, amortization; and
•	Adjusted EBITDA or “Adj. EBITDA”, defined as EBITDA, adjusted for certain non-cash items, including stock-based compensation, together with one-time or non-recurring items.
Unless the context indicates otherwise, (1) Enterprise Values derived from the selected companies analysis described below were calculated using balance sheet information and prices of the common stock of the selected publicly traded companies in the U.S. listed below, in all cases, as publicly available as of the close of market on February 23, 2021; (2) transaction values for the target companies derived from the selected transactions analysis described below were calculated based on implied Enterprise Values as of the public announcement date of the relevant transaction, assuming equity values equal to the estimated purchase prices paid for the common equity of the target companies in the selected transactions; and (3) each of cash and cash equivalents and net debt for each of

PRA and ICON was based on each such amount as of December 31, 2020, except for the Enterprise Values derived for each company from the selected companies analysis described below based on Wall Street Consensus (as defined below), which were instead derived as described in clause (1) above. Accordingly, this information may not reflect current or future market conditions.
In addition, unless the context indicates otherwise, per share amounts for PRA common stock and ICON ordinary shares were calculated on a diluted basis, using the treasury stock method, based on shares, stock options, restricted shares, restricted stock units, restricted share units and performance share units, as applicable, outstanding as of February 23, 2021 (and in the case of PRA common stock, inclusive of phantom shares), each as provided by the respective managements of PRA and ICON.
For purposes of certain analyses below, the term “implied per share merger consideration” refers to the implied per share value of the merger consideration of $166.06, based on (a) cash consideration of $80.00 together with (b) share consideration based on the exchange ratio of 0.4125x of one ICON ordinary share per share of PRA common stock and the closing price of ICON ordinary shares on February 23, 2021 of $208.62 per share.
PRA Financial Analyses
Selected Public Company Analysis. UBS compared selected multiples related to Enterprise Value for PRA on a standalone basis, to the corresponding multiples for the selected publicly traded companies in the U.S. clinical research and services industry identified below. These CROs were selected because their equity is publicly traded in the United States and they are focused on clinical research services and related industries.
For each of the companies selected by UBS, UBS reviewed, among other things, multiples of Enterprise Values to estimated calendar year 2021 (“2021E”) Adjusted EBITDA and estimated calendar year 2022 (“2022E”) Adjusted EBITDA. Estimated financial data for the selected companies (and PRA, where indicated) were based on publicly available Wall Street research analysts’ consensus estimates (“Wall Street Consensus”), public filings and other publicly available information as of February 23, 2021. Other estimated financial data for PRA was based on the financial forecasts by PRA.
The list of selected companies, applicable multiples and related mean and median multiples for such selected companies and applicable PRA multiples are set forth below. Such PRA multiples are (a) based upon each of (i) the financial forecasts by PRA and (ii) Wall Street Consensus and (b) derived using each of (i) the closing price of PRA common stock on February 23, 2021 and (ii) the implied per share merger consideration.
Selected Companies
	EV / 2021E Adj. EBITDA	EV / 2022E Adj. EBITDA
Selected Companies

Pure-Play Clinical CROs
Pharmaceutical Product Development, Inc.	17.2x	15.7x
ICON	18.3x	16.7x
Medpace Holdings, Inc.	24.2x	20.2x
Mean	19.9x	17.5x
Median	18.3x	16.7x

Diversified CROs
IQVIA Holdings Inc.	17.1x	15.6x
Syneos Health, Inc.	13.7x	12.4x
Mean	15.4x	14.0x

Pre-Clinical CROs
Charles River Laboratories International, Inc.	19.2x	17.1x

Overall Mean	18.3x	16.3x
Overall Median	17.7x	16.2x

	EV / 2021E Adj. EBITDA	EV / 2022E Adj. EBITDA
At Closing Stock Price on February 23, 2021
PRA (the financial forecasts by PRA)	15.1x	12.8x
PRA (Wall Street Consensus)	16.0x	14.4x

At Implied Per Share Merger Consideration
PRA (the financial forecasts by PRA)	19.4x	16.5
PRA (Wall Street Consensus)	20.5x	18.4x

For Reference Only
Laboratory Corporation of America Holdings	8.3x	11.0x
Based on the foregoing, UBS selected reference range multiples for PRA of (1) 16.5x to 17.5x EV/2021E Adj. EBITDA and (2) 15.0x to 16.0x EV/2022E Adj. EBITDA. UBS then applied such multiple ranges to corresponding financial data for PRA (based on 2021E and 2022E data based on the financial forecasts by PRA). UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for PRA common stock, as compared to the closing price of PRA common stock on February 23, 2021 and the implied per share merger consideration in the merger:
Implied Per Share Reference Ranges Based On:
EV / 2021E Adj. EBITDA	EV / 2022E Adj. EBITDA	Closing Price of PRA Common Stock on February 23, 2021	Implied Per Share Merger Consideration
$151.27 - $162.13	$140.87 - $150.11	$127.73	$166.06
Selected Transactions Analysis. UBS reviewed the purchase prices paid in the five (5) transactions set forth below, which involved selected targets in the U.S. clinical research and services industry that were announced since the beginning of 2014 and involved target companies that had implied transaction values greater than $4 billion. UBS calculated and compared the implied Enterprise Value for each target company, based on the implied purchase price paid for the common equity of the target company, as a multiple of the target company’s (1) Adjusted EBITDA for the last twelve-month period (“LTM”) based on the last four (4) quarters completed prior to the announcement of the applicable transaction and (2) Adjusted EBITDA for the fiscal year (“FY+1”) (a) during which the applicable transaction was announced if such announcement date occurred in the first half of such fiscal year, or (b) following the fiscal year in which the applicable transaction was announced if such announcement date occurred in the second half of such fiscal year, of the relevant transaction, based on publicly reported financial information (which such LTM and FY+1 financial data for PRA was based upon estimated Adj. EBITDA for the twelve-month period ended March 31, 2021 and 2021E Adj. EBITDA, respectively).
The list of selected transactions, applicable multiples and related mean and median multiples for such selected transactions and applicable PRA multiples are as follows:
Announcement Date	Acquirer	Target	EV / LTM Adj. EBITDA	EV / FY+1 Adj. EBITDA
June 20, 2017	Pamplona Capital Management, LLP	Parexel International Corporation	12.5x	12.2x

May 10, 2017	INC Research Holdings, Inc.	inVentiv Health, Inc.	12.2x	12.1x

Announcement Date	Acquirer	Target	EV / LTM Adj. EBITDA	EV / FY+1 Adj. EBITDA
April 26, 2017	Hellman & Friedman LLC, The Carlyle Group Inc., GIC Private Ltd, Abu Dhabi Investment Authority	Pharmaceutical Product Development, Inc.	13.9x	12.7x

May 3, 2016	Quintiles Transnational Holdings Inc.	IMS Health Holdings, Inc.	14.5x	13.5x

May 3, 2016	IMS Health Holdings, Inc.	Quintiles Transnational Holdings Inc.	11.5x	10.8x

November 3, 2014	Laboratory Corporation of America Holdings	Covance Inc.	12.1x	10.8x

Mean			12.8x	12.0x
Median			12.4x	12.1x

PRA (the financial forecasts by PRA)(at implied per share merger consideration)			23.6x	19.4x
Based on the foregoing, UBS selected reference range multiples for PRA of (1) 12.5x to 14.5x EV/LTM Adj. EBITDA and (2) 12.0x to 13.5x EV/ FY+1 Adj. EBITDA. UBS then applied such multiple ranges to corresponding financial data for PRA (based on LTM Adj. EBITDA as of March 31, 2021 and 2021E Adj. EBITDA, respectively, provided by the management of PRA). UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for PRA common stock, as compared to the closing price of PRA common stock on February 23, 2021 and the implied per share merger consideration in the merger:
Implied Per Share Reference Ranges Based On:
Implied EV / LTM Adj. EBITDA	Implied EV / FY+1 Adj. EBITDA	Closing Price of PRA Common Stock on February 23, 2021	Implied Per Share Merger Consideration
$83.30 - $98.49	$99.29 - $113.15	$127.73	$166.06
Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis of PRA on a standalone basis using the financial forecasts by PRA. UBS calculated a range of implied present values as of December 31, 2020 of the standalone after-tax unlevered free cash flows that PRA was forecasted to generate from January 1, 2021 through December 31, 2025 using discount rates ranging between 9.00% and 10.00%, based on UBS’ estimate of PRA’s weighted average cost of capital (“WACC”). UBS also calculated estimated terminal values for PRA as of December 31, 2025, based on the estimated standalone LTM Adj. EBITDA for fiscal year 2025, using terminal multiples of 15.0x to 16.0x. The estimated terminal values were then discounted to present value as of December 31, 2020 using discount rates ranging between 9.00% and 10.00% based on PRA’s estimated WACC. UBS then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis resulted in the following implied per share reference range for PRA common stock as compared to the closing price of PRA common stock on February 23, 2021 and the implied per share merger consideration in the merger:
Implied Per Share Reference Range	Closing Price of PRA Common Stock on February 23, 2021	Implied Per Share Merger Consideration
$158.94 - $175.53	$127.73	$166.06

ICON Financial Analyses
Selected Public Company Analysis. UBS compared selected multiples related to Enterprise Value for ICON on a standalone basis, to the corresponding multiples for the selected publicly traded CROs in the U.S. identified below. These CROs were selected because their equity is publicly traded in the United States and they are focused on clinical research services and related industries.
For each of the companies selected by UBS, UBS reviewed, among other things, multiples of Enterprise Values to 2021E Adj. EBITDA and 2022E Adj. EBITDA. Estimated financial data for the selected companies (and ICON, where indicated) were based on Wall Street Consensus, public filings and other publicly available information as of February 23, 2021. Other estimated financial data for ICON were based on the ICON Forecasts.
The list of selected companies, applicable multiples and related mean and median multiples for such selected companies and applicable ICON multiples are set forth below. Such ICON multiples are based upon each of (i) the ICON Forecasts and (ii) Wall Street Consensus and derived using the closing price of ICON ordinary shares on February 23, 2021.
Selected Companies
	EV / 2021E Adj. EBITDA	EV / 2022E Adj. EBITDA
Selected Companies
Pure-Play Clinical CROs
Pharmaceutical Product Development, Inc.	17.2x	15.7x
PRA	16.0x	14.4x
Medpace Holdings, Inc.	24.2x	20.2x
Mean	19.2x	16.8x
Median	17.2x	15.7x

Diversified CROs
IQVIA Holdings Inc.	17.1x	15.6x
Syneos Health, Inc.	13.7x	12.4x
Mean	15.4x	14.0x

Pre-Clinical CROs
Charles River Laboratories International, Inc.	19.2x	17.1x

Overall Mean	17.9x	15.9x
Overall Median	17.2x	15.6x

At Closing Stock Price on February 23, 2021
ICON (the ICON Forecasts)	17.4x	15.7x
ICON (Wall Street Consensus)	18.3x	16.7x

For Reference Only
Laboratory Corporation of America Holdings	8.3x	11.0x

Based on the foregoing, UBS selected reference range multiples for ICON of (1) 16.5x to 17.5x EV/2021E Adj. EBITDA and (2) 15.0x to 16.0x EV/2022E Adj. EBITDA. UBS then applied such multiple ranges to corresponding financial data for ICON (based on 2021E and 2022E data based on the ICON Forecasts). UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for ICON ordinary shares, as compared to the closing price of ICON ordinary shares on February 23, 2021:
Implied Per Share Reference Ranges Based On:
EV / 2021E Adj. EBITDA	EV / 2022E Adj. EBITDA	Closing Price of ICON Ordinary Shares on February 23, 2021
$198.71 - $210.19	$199.97 - $212.69	$208.62
Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis of ICON on a standalone basis using the ICON Forecasts. UBS calculated a range of implied present values as of December 31, 2020 of the standalone after-tax unlevered free cash flows that ICON was forecasted to generate from January 1, 2021 through December 31, 2025 using discount rates ranging between 9.00% and 10.00% based on UBS' estimate of ICON’s WACC. UBS also calculated estimated terminal values for ICON as of December 31, 2025, based on the estimated standalone LTM Adj. EBITDA for fiscal year 2025, using terminal multiples of 15.0x to 16.0x. The estimated terminal values were then discounted to present value as of December 31, 2020 using discount rates ranging between 9.00% and 10.00% based on ICON’s estimated WACC. UBS then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis resulted in the following implied per share reference range for ICON ordinary shares as compared to the closing price of ICON ordinary shares on February 23, 2021:
Implied Per Share Reference Range	Closing Price of ICON Ordinary Shares on February 23, 2021
$200.16 - $218.66	$208.62
Pro Forma Combined Company Financial Analyses
Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis of the combined company by using the standalone Adj. EBITDA reflected in the financial forecasts by PRA and the ICON Forecasts, respectively, adjusted to reflect estimated (1) synergies (assumed to achieve an annual run-rate of $150 million to be realized by the end of the calendar year 2025, based on guidance from ICON management) and (2) one-time costs to achieve such synergies.
UBS calculated a range of implied present values as of June 30, 2021 of the after-tax unlevered free cash flows (which included estimated tax savings anticipated to result from the combined effective tax rate of the combined company decreasing to 14% by the end of the calendar year 2024, based on guidance from ICON management) that the combined company was forecasted to generate from July 1, 2021 through December 31, 2025 using discount rates ranging between 9.00% and 10.00% based on UBS’ estimate of the combined company’s WACC. UBS also calculated estimated terminal values for the combined company as of December 31, 2025, based on the estimated LTM Adj. EBITDA for fiscal year 2025, using terminal multiples of 15.0x to 16.0x. The estimated terminal values were then discounted to present value as of June 30, 2021 using discount rates ranging between 9.00% and 10.00% based on the combined company’s estimated WACC. UBS then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above, for each of PRA and ICON on a standalone basis, adjusted for projected net debt and diluted share information as of an assumed closing date of June 30, 2021 based on (a) the anticipated refinancing related to the consummation of the merger and (b) the issuance of ICON ordinary shares and cash in connection with the merger. The resulting per share reference ranges were then discounted to present value as of December 31, 2020 using a discount rate of 10.5% based on UBS' estimate of the combined company’s cost of equity.

This analysis resulted in the following implied pro forma per share reference range for ICON ordinary shares, as compared to the implied pro forma per share reference range for the value of the merger consideration per share of PRA common stock (based on cash consideration of $80.00 per share, together with the product of 0.4125x and such implied pro forma per share reference range for ICON ordinary shares), the implied per share reference range of PRA common stock on a stand-alone basis using the financial forecasts by PRA, based on the discounted cash flow analysis as described above, and the closing price of PRA common stock on February 23, 2021:
Implied Combined Company Pro Forma Per Share Reference Range	Implied Pro Forma Per Share Reference Range (Value of Merger Consideration Per Share of PRA Common Stock)	Implied Standalone PRA Per Share Reference Range	Closing Price of PRA Common Stock on February 23, 2021
$216.87 - $243.00	$169.46 - $180.24	$158.94 - $175.53	$127.73
Other Information. UBS also noted for the PRA board of directors certain additional factors that were not relied upon in rendering its opinion, but were provided for informational purposes, including the following:
Analysts Price Targets for PRA. UBS reviewed stock price targets for shares of PRA common stock in eleven (11) recently published, publicly available Wall Street research analysts’ reports, which indicated low and high stock price targets ranging from $110.00 to $145.00 per share, with a mean stock price target of $126.91 per share, as compared to the closing price of PRA common stock on February 23, 2021 of $127.73 per share and the implied per share merger consideration in the merger of $166.06.
Analysts Price Targets for ICON. UBS reviewed stock price targets for ICON ordinary shares in twelve (12) recently published, publicly available Wall Street research analysts’ reports, which indicated low and high stock price targets ranging from $179.00 to $240.00 per share, with a mean stock price target of $210.83 per share, as compared to the closing price of ICON ordinary shares on February 23, 2021 of $208.62 per share.
Trading Range Analysis for PRA. UBS reviewed the historical closing trading prices for shares of PRA common stock during the 52-week period ended February 23, 2021, which reflected low and high stock prices during such period ranging from $64.14 to $136.53 per share, as compared to the closing price of PRA common stock on February 23, 2021 of $127.73 per share and the implied per share merger consideration in the merger of $166.06.
Trading Range Analysis for ICON. UBS reviewed the historical closing trading prices for ICON ordinary shares during the 52-week period ended February 23, 2021, which reflected low and high stock prices during such period ranging from $115.95 to $220.96 per share, as compared to the closing price of ICON ordinary shares on February 23, 2021 of $208.62 per share.
Premiums Paid Analysis. UBS reviewed the implied premiums paid in majority stock consideration transactions announced since the beginning of 2011, which involved US public target companies with implied Enterprise Values between $5 billion and $20 billion, (excluding merger of equal transactions), using premiums based on one trading day (unaffected) prior to the announcement of the applicable transaction. Such range of implied premiums indicated a median premium of approximately 18% and a mean premium of approximately 24% for the applicable transactions, which UBS then applied to the closing price of PRA common stock on February 23, 2021, the last trading day prior to the announcement of the merger, which resulted in an implied per share reference range for PRA common stock of $150.72 to $158.39 per share as compared to the closing price of PRA common stock on February 23, 2021 of $127.73 per share and the implied per share merger consideration in the merger of $166.06.
Miscellaneous.
Under the terms of UBS’ engagement by PRA, PRA has agreed to pay UBS for its financial advisory services in connection with the proposed transaction an aggregate fee which is estimated, based on information available at the time the merger agreement was announced, to be approximately $30 million, $2.0 million of which became payable upon delivery of UBS’ opinion and remainder of which is contingent upon consummation of the merger. In addition, PRA has agreed to reimburse UBS for certain expenses, including certain fees, disbursements and other charges of its counsel, and to indemnify UBS and related parties against certain liabilities, including certain liabilities under federal securities laws, relating to, or arising out of, its engagement.

In the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade loans, debt and/or equity securities of PRA and/or ICON for its own account or for the accounts of customers, and may at any time hold a long or short position in such securities.
PRA selected UBS as a financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
ICON Unaudited Financial Forecasts
ICON does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with the discussions regarding the proposed merger, each of ICON and PRA supplied the other with certain unaudited business and financial information that was not publicly available. ICON’s management provided its board of directors and Centerview with certain financial forecasts for ICON reflecting different sensitivities/cases for calendar years 2021 through 2025, and with extrapolations of such forecasts for calendar years 2026 through 2030, but advised its board of directors and Centerview to only use one case of financial forecasts and extrapolations, which case is referred to as the ICON Forecasts and is summarized below under the heading ICON Forecasts. The ICON Forecasts for calendar years 2021 through 2025 were provided to PRA and to BofA Securities and UBS, which were directed by PRA management to use and rely upon such ICON Forecasts for purposes of their respective financial analyses and fairness opinions (and when used by PRA or PRA’s financial advisors, ICON Forecasts means the ICON Forecasts for calendar years 2021 through 2025). ICON’s management also provided its board of directors and Centerview with certain financial forecasts for PRA prepared by PRA’s management and adjusted and extrapolated by ICON’s management, which are referred to as the ICON-Adjusted PRA Forecasts and are summarized below under the heading ICON-Adjusted PRA Forecasts. The ICON Forecasts and the ICON-Adjusted PRA Forecasts are referred to in this section collectively as the ICON management forecasts. The ICON management forecasts were prepared treating each of ICON and PRA on a stand-alone basis, without giving effect to the merger, including the impact of negotiating or executing the merger, the expenses that may be incurred in connection with consummating the merger, the impact on the combined company as a result of the merger and the effect of any business or strategic action that would be taken as a result of the merger agreement having been executed.
The ICON management forecasts were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or GAAP, but, in the view of ICON’s management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation and presented as of the time of preparation, to the best of ICON management’s knowledge and belief (and, in the case of the ICON-Adjusted PRA Forecasts, based in part on inputs from and discussions with PRA’s management), the reasonable projections of the future financial performance of ICON and PRA. Neither ICON’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the ICON management forecasts or expressed any opinion or any form of assurance related thereto. The summary of the forecasts is included in this joint proxy statement/prospectus solely to give ICON shareholders access to certain financial forecasts that were made available to the ICON board of directors, Centerview, PRA and PRA’s financial advisors, and is not being included in this joint proxy statement/prospectus to influence any ICON shareholder’s decision whether to vote for the ICON share issuance proposal.
The ICON management forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of ICON’s management. Because the forecasts cover multiple years, by their nature, they also become subject to greater uncertainty with each successive year. Please consider carefully the discussion entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page [32]. There can be no assurance that the ICON management forecasts will be realized, and actual results may vary materially from those shown.
The inclusion of the ICON management forecasts in this joint proxy statement/prospectus should not be regarded as an indication that ICON or any of its affiliates, advisors, officers, directors or representatives considered or considers the ICON management forecasts to be predictive of actual future events, and the ICON management forecasts should not be relied upon as such. Neither ICON nor PRA nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of ICON’s shareholders or any other person regarding the ultimate performance of ICON or PRA compared to the information contained in the ICON management forecasts or can give any assurance that actual results will not differ materially from the ICON management forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the ICON management forecasts. ICON does not intend to make publicly available any update or other revision to the ICON management forecasts, except as otherwise required by law.
Certain of the forecasted financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by ICON may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP financial measures in the ICON management forecasts to GAAP measures was created or used in connection with preparing the ICON management forecasts.
In light of the foregoing factors and the uncertainties inherent in the ICON management forecasts, ICON’s shareholders are cautioned not to place undue, if any, reliance on the ICON management forecasts.
The following is a summary of the ICON management forecasts:
ICON Forecasts
$mm, except per share amounts
(unaudited)
	ICON Extrapolations
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$3,250	$3,510	$3,791	$4,094	$4,422	$4,775	$5,157	$5,570	$5,904	$6,199
Adjusted EBITDA(a)	$615	$681	$743	$811	$874	$944	$1,019	$1,101	$1,167	$1,225
Unlevered FCF(b)	$466	$478	$524	$575	$620	$672	$728	$789	$848	$898
Adjusted EPS(c)	$8.81	$9.82	$10.78	$11.83	$12.81	—	—	—	—	—
ICON-Adjusted PRA Forecasts
$mm, except per share amounts
(unaudited)
	ICON Extrapolations
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$3,636	$3,915	$4,209	$4,524	$4,857	$5,197	$5,561	$5,950	$6,248	$6,560
Adjusted EBITDA(a)	$603	$687	$759	$832	$905	$982	$1,064	$1,149	$1,216	$1,287
Unlevered FCF(b)	$328	$412	$462	$513	$564	$618	$676	$735	$787	$836
Adjusted EPS(d)	$6.06	$6.97	$7.79	$8.65	$9.48	—	—	—	—	—
(a)	Adjusted EBITDA is calculated as net earnings before interest, income taxes, depreciation and amortization, adjusted to exclude stock-based compensation expense and one-time expenses.
(b)	Unlevered FCF, or unlevered free cash flow, is calculated as Adjusted EBITDA less stock-based compensation expense, taxes, capital expenditures, and adjusted for changes in net working capital.
(c)
Adjusted EPS, or adjusted earnings per share, in ICON Forecasts is calculated as net income adjusted to exclude stock-based compensation expense and one-time expenses divided by a fixed number of ICON ordinary shares assumed to be outstanding, as forecasted by ICON management. For purposes of their respective financial analyses, PRA’s financial advisors used adjusted earnings per share for 2021E and 2022E of $9.08 and $9.95 respectively, calculated by PRA’s financial advisors and approved for their use by PRA based on information included in the ICON Forecasts as adjusted earnings per share unburdened for stock based compensation and amortization of intangibles.

(d)
Adjusted EPS, or adjusted earnings per share, in ICON-Adjusted PRA Forecasts is calculated as net income adjusted to exclude stock-based compensation expense, amortization and one-time expenses, divided by the weighted-average diluted shares of PRA common stock outstanding, for each year, as forecasted by ICON management.

As noted above, the ICON management forecasts were prepared treating each of ICON and PRA on a stand-alone basis, without giving effect to the merger. The ICON management forecasts accordingly do not reflect estimated annual run-rate cost synergies of $150 million, or estimated tax savings anticipated to result from the combined effective tax rate of the combined company decreasing to 14%, which cost synergies and tax savings are anticipated to be realized in approximately four years. BofA Securities and UBS were directed by PRA management to use and rely upon such cost-synergies and tax savings for purposes of their respective financial analyses and fairness opinions. There can be no assurance that anticipated synergies or savings will be realized in full or at all or in the time frame anticipated. See “Risk Factors—Risks Relating to the Combined Company after Completion of the Merger—ICON may be unable to realize anticipated cost synergies and expects to incur substantial expenses related to the merger” beginning on page [44] and “Risk Factors—Risks Relating to the Combined Company after Completion of the Merger—There is a risk that, as a result of the merger, either (1) ICON could be treated as having become a U.S. corporation for U.S. federal income tax purposes or (2) ICON and its affiliates could become subject to certain adverse U.S. federal income tax rules” beginning on page [46].
PRA Unaudited Financial Forecasts
PRA does not as a matter of course publicly disclose long-term projections as to future performance, earnings, or other results due to the inherent unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the discussions regarding the proposed merger, each of PRA and ICON supplied the other with certain unaudited business and financial information that was not publicly available. PRA provided its board of directors, BofA Securities, UBS, Centerview and ICON with certain financial forecasts which were prepared by and are the responsibility of, the management of PRA, which are referred to in this section as the financial forecasts by PRA. BofA Securities and UBS were directed by PRA management to use and rely upon the financial forecasts by PRA for purposes of their respective financial analyses and fairness opinions. The financial forecasts by PRA were prepared in January 2021 treating PRA on a stand-alone basis, without giving effect to, and as if PRA never contemplated, the merger including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.
The accompanying financial forecasts by PRA were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of PRA’s management, were prepared on a reasonable basis, reflected the best currently available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of PRA management’s knowledge and belief, the reasonable projections of the future financial performance of PRA. However, this information is not factual and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the financial forecasts by PRA. Although PRA’s management believes there is a reasonable basis for the financial forecasts by PRA, PRA cautions PRA stockholders that future results could be materially different from the financial forecasts by PRA. The summary of the financial forecasts by PRA is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the PRA merger agreement proposal, but because these financial forecasts by PRA were shared between PRA and ICON and provided to PRA’s and ICON’s respective boards of directors for purposes of considering and evaluating the merger and the merger agreement and financial advisors for their use in their respective financial analyses. The financial forecasts of ICON and PRA included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of ICON management or PRA management, as applicable. KPMG, ICON’s independent registered public accounting firm, Deloitte & Touche LLP, PRA’s independent registered public accounting firm, or any other audit firm has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying financial projections and, accordingly, KPMG and Deloitte & Touche LLP do not express an opinion or any other form of assurance with respect thereto, or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of KPMG and Deloitte & Touche LLP incorporated by reference in this joint proxy statement/prospectus relate to ICON’s or PRA’s previously issued financial statements. They do not extend to the accompanying financial projections and should not be read to do so.
The financial forecasts by PRA are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the financial forecasts by PRA are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by PRA’s management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, competition, and the risks discussed in this joint proxy statement/prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [32] and [34], respectively. The financial forecasts by PRA also reflect assumptions as to certain business decisions that are subject to change. Because the financial forecasts by PRA were developed for PRA on a stand-alone basis without giving effect to the merger, they do not reflect any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the merger or any changes to PRA’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which financial forecasts by PRA relate, the more unreliable the information becomes.
PRA uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring operating performance, including Adjusted EBITDA (as described below) and unlevered free cash flow (as described below). While PRA believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze PRA’s financial business trends, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP and may not be directly comparable to similarly titled measures of PRA’s competitors (or ICON) due to potential differences in the exact method of calculation. Further, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures.
Financial measures included in forecasts (including the financial forecasts by PRA) provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC if and to the extent such financial measures are included in the forecasts provided to the financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction and the forecasts are being disclosed in order to comply with the SEC rules or requirements under state or foreign law, including case law regarding disclosure of the financial advisor’s analyses. Therefore the financial forecasts by PRA are not subject to the SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by any of BofA Securities, Centerview, or UBS for purposes of its respective opinion to the PRA board of directors or the ICON board of directors, as applicable, as described above in the sections entitled “The Merger—Opinions of PRA’s Financial Advisors” or “The Merger—Opinion of ICON’s Financial Advisor” beginning on pages [88] and [78], respectively, or by the PRA board of directors in connection with its consideration of the merger. Accordingly, no reconciliation of the financial measures included in the financial forecasts by PRA is provided.
None of PRA, ICON, the combined company, their respective financial advisors, or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial forecasts by PRA, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the financial forecasts by PRA. Except as required by applicable securities laws, PRA does not intend to make publicly available any update or other revision to the financial forecasts by PRA, even in the event that any or all assumptions are shown to be in error. None of PRA, its financial advisor or their respective affiliates, advisors, officers, directors or other representatives has made or makes any representation to any PRA stockholder or other person regarding PRA’s ultimate performance compared to the information contained in the financial forecasts by PRA or that forecasted results will be achieved. PRA has made no representation to ICON, in the merger agreement or otherwise, concerning the financial forecasts by PRA.
Summary of the financial forecasts by PRA
In connection with the evaluation of the merger, PRA’s management prepared forecasts of PRA’s financial results for calendar years 2021 through 2025. The following table presents a summary of the financial forecasts by PRA:
	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E
	(dollars in millions, except per share amounts)
Total Revenue	$3,778	$4,130	$4,489	$4,840	$5,196
Adjusted EBITDA(1)	$615	$723	$818	$910	$1,015
Adjusted net income per diluted share(2)	$6.22	$7.25	$8.20	$9.02	$9.92
Unlevered Free Cash Flow(3)	$389	$456	$488	$569	$654
(1)
Adjusted EBITDA is calculated as net earnings before interest, income taxes, depreciation and amortization, adjusted to exclude stock-based compensation expense, loss (gain) on disposal of fixed assets, loss on modification or extinguishment of debt, foreign currency losses

(gains), other non-operating expense (income), transaction-related costs, acquisition-related costs, severance costs and restructuring charges, lease termination expense, non-cash rent adjustment, adjustment to reflect amounts attributable to noncontrolling interest and other charges.
(2)
Adjusted net income per diluted share is calculated as net income adjusted to exclude stock-based compensation expense, amortization of intangible assets, amortization of terminated interest rate swaps, amortization of deferred financing costs, loss (gain) on disposal of fixed assets, loss on modification or extinguishment of debt, foreign currency losses (gains), other non-operating expense (income), transaction-related costs, acquisition-related costs, severance costs and restructuring charges, lease termination expense, non-cash rent adjustment, adjustment to reflect amounts attributable to noncontrolling interest and other charges divided by the weighted average number of common shares or common stock equivalents outstanding during the applicable period. The dilutive effect of common stock equivalents is included in the calculation of diluted earnings per share, unless the effect of inclusion would be anti-dilutive.

(3)	Unlevered Free Cash Flow is calculated as Adjusted EBITDA less stock-based compensation expense, taxes, capital expenditures, and adjusted for changes in net working capital.
Closing and Effective Time of the Merger
The closing of the merger will take place as soon as practicable (and, in any event, within five (5) business days) after the satisfaction or, to the extent permitted under the merger agreement, waiver of all conditions for completion of the merger contained in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or waiver (to the extent permitted under the merger agreement) of such conditions), or on such other date as ICON and PRA may mutually agree in writing. Subject to the satisfaction or waiver of the conditions to the closing described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [139], including the adoption of the merger agreement by PRA stockholders at the PRA stockholder meeting and approval of the share issuance by ICON shareholders at the ICON EGM, it is anticipated that the merger will close in the third quarter of 2021, but in no event shall the merger be completed prior to July 1, 2021. However, neither ICON nor PRA can predict the actual date on which the merger will be completed, or if the completion will occur at all, because completion is subject to conditions and factors outside the control of both companies. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.
At the closing, ICON and PRA will cause a certificate of merger relating to the merger, which is referred to as the certificate of merger, to be executed and filed with the Delaware Secretary as provided in Section 251 of the DGCL. The merger will become effective at the time when the certificate of merger has been duly filed with the Delaware Secretary or at such later date and time as may be agreed by ICON and PRA in writing and specified in the certificate of merger.
Reasonable Best Efforts and Regulatory Approvals
General
ICON and PRA have agreed to each use, and cause their respective subsidiaries to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable law to (i) obtain all necessary actions and nonactions, waivers, registrations, permits, authorizations, orders, consents and approvals from governmental entities, the expiry or early termination of any applicable waiting periods, and make all necessary registrations and filings and take all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities, (ii) obtain all necessary consents and waivers from third parties and (iii) execute and deliver any necessary additional instruments necessary to consummate the transactions contemplated by the merger agreement as promptly as practicable (and in any event prior to 11:59 p.m., Eastern Time, on February 24, 2022 or such later date as set forth in the merger agreement).
Requisite Regulatory Approvals
The completion of the merger is subject to the receipt of antitrust clearance in the United States, Germany, Russia and Austria, and to approval of foreign direct investment in each of Austria, France, Germany, Italy and New Zealand.
With respect to the United States, under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable waiting period (or any extensions thereof) has expired or been terminated. ICON and PRA each filed an HSR notification with the FTC and the DOJ on March 15, 2021. The waiting period under the HSR Act with respect to the filed notification currently is scheduled to expire at 11:59 p.m., Eastern Time, on April 14, 2021, unless extended by the issuance of a request for additional information and documentary materials or terminated earlier. As of the date of this joint proxy statement/prospectus, subject to receipt of required regulatory approvals and satisfaction or waiver of the other conditions to completion of the merger, ICON and PRA expect the merger to close in the third quarter of 2021.
At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the DOJ or the FTC, or any state or some foreign governmental entities, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of PRA and ICON. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.
There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the merger on antitrust or competition grounds, and, if such a challenge is made, there can be no assurance as to its result.
For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see the section entitled “The Merger Agreement—Reasonable Best Efforts and Regulatory Approvals” beginning on page [111].
Ownership of ICON after the Merger
Based on the number of ICON ordinary shares and PRA common stock outstanding on February 23, 2021, and the exchange ratio of 0.4125, ICON and PRA estimate that, immediately following completion of the merger, former PRA stockholders will hold, in the aggregate, approximately 34% of the issued and outstanding ordinary shares of ICON, and ICON shareholders as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 66% of the issued and outstanding ordinary shares of ICON.
Governance of ICON after the Merger
Constitution
The constitution of ICON as currently in effect will be the constitution of ICON after the merger, until thereafter amended by special resolution of the shareholders at a general meeting. Special resolutions require a majority of not less than 75% of the shareholder votes cast at a general meeting at which a quorum is present.
Management; Board of Directors
The combined company will be headquartered in Dublin, Ireland. Dr. Steve Cutler, Chief Executive Officer of ICON plc, will serve as Chief Executive Officer of the combined company and Brendan Brennan, Chief Financial Officer of ICON plc, will serve as Chief Financial Officer. Ciaran Murray, Chairman of ICON plc, will serve as the Chairman of the Board of Directors of the combined company.
ICON’s constitution provides that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than fifteen (15) nor fewer than three (3). ICON’s board of directors comprises one (1) executive director and nine (9) outside or non-executive directors at the date of this joint proxy statement/prospectus. Under the merger agreement, ICON has agreed to take all reasonably necessary action to cause, as of the closing, Colin Shannon, the chief executive officer of PRA, and one additional current member of PRA’s board of directors to be mutually agreed, to be appointed to ICON’s board of directors, in each case until the next annual general meeting of ICON, and to nominate such two (2) new directors for re-election to the ICON board at such next annual general meeting of ICON. ICON and PRA expect that, after giving effect to such appointments, ICON’s board of directors will comprise one (1) executive director and eleven (11) outside directors.
Certain exemptions from Nasdaq corporate governance requirements
As a foreign private issuer, ICON is eligible for exemption from certain Nasdaq corporate governance requirements that apply to U.S. domestic issuers if, among other reasons, those standards are contrary to a law, rule or regulation of a public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s home country of domicile, provided, that, the foreign private issuer properly notifies Nasdaq and makes the required disclosure, except to the extent that such exemptions would be contrary to United States federal securities laws.

As of the date of this joint proxy statement/prospectus, the exemptions from Nasdaq corporate governance requirements that ICON relies on, and the practices ICON adheres to, are as follows:
•
ICON is exempt from provisions set forth in Nasdaq Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s common voting stock. ICON’s Constitution requires that only three (3) members be present, in person or by proxy, at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law.

•
ICON is exempt from provisions set forth in Nasdaq Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Irish law does not require shareholder approval with respect to equity compensation arrangements. Accordingly, ICON’s restricted share unit plans and share option plans were adopted by ICON’s board of directors without shareholder approval.

•
ICON is exempt from provisions set forth in Nasdaq Rule 5605(b)(2), which requires independent directors to hold regularly scheduled meetings at which only independent directors are present. Irish law does not require independent directors to hold regularly scheduled meetings at which only independent directors are present. ICON holds regularly scheduled meetings which all of the directors may attend and the lead independent director may call meetings of the independent directors and non-employee directors, as appropriate, in accordance with the lead independent director charter.

U.S. Federal Securities Law
Pending the effectiveness of the registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part, ICON ordinary shares issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for ICON ordinary shares issued to any PRA stockholder who may be deemed an “affiliate” of ICON after the completion of the merger. This joint proxy statement/prospectus does not cover resales of ICON ordinary shares received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale of ICON ordinary shares.
Accounting Treatment of the Merger
ICON and PRA prepare their respective financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting, and ICON will be treated as the accounting acquirer. In identifying ICON as the acquiring entity for accounting purposes, ICON and PRA took into account a number of factors as of the date of this joint proxy statement/prospectus, including the estimate of the relative voting rights of all equity instruments in the combined company, the expected composition of senior management of the combined company and the expected corporate governance structure of the combined company. No single factor was the sole determinant in the overall conclusion that ICON is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
Debt Financing
ICON’s obligation to complete the transaction is not contingent on the receipt by ICON of any financing. ICON estimates that it and US HoldCo will need approximately $[ ] billion in order to pay PRA stockholders the cash consideration due to them as merger consideration under the merger agreement, pay related fees and transaction costs in connection with the transaction, and fund the repayment of certain existing indebtedness of PRA. ICON anticipates that the funds needed to pay the foregoing amount will be obtained from a combination of some or all of cash on hand at ICON and PRA, borrowings under new credit facilities, and the proceeds from the sale of debt securities.
In connection with the execution of the merger agreement, ICON has entered into a commitment letter with Citigroup Global Markets Inc. and certain other financial institutions, referred to in this joint proxy statement/prospectus as the debt financing sources, pursuant to which such debt financing sources have committed, on a several basis and subject to customary closing conditions, to provide to ICON a senior secured revolving credit facility in an aggregate principal amount of up to $300.0 million and a senior secured bridge loan facility in an aggregate principal amount of up to $6,060.0 million to, among other things, fund (i) cash consideration in connection with the merger, (ii) repayment of certain existing indebtedness and (iii) fees and expenses in connection with the foregoing. The debt financing sources’ several commitment to provide debt financing under the proposed credit facilities is available for a period which corresponds with the period ending on the date that is five (5) business days after the “End Date” as defined in (and as may be extended in accordance with the terms of) the merger agreement.
Exchange of Shares
Prior to the effective time, ICON will appoint an exchange agent reasonably acceptable to PRA to handle the exchange of shares of PRA common stock. Each share of PRA common stock (other than excluded shares and dissenting shares) will be converted into the right to receive 0.4125 of one ICON ordinary share and $80.00 in cash, without interest, together with cash in lieu of fractional shares, if any, in accordance with the merger agreement.
At or promptly following the effective time, ICON shall deposit or cause to be deposited with an exchange agent selected by ICON, (i) certificates representing the ICON ordinary shares to be issued as share consideration (or make appropriate alternative arrangements if uncertificated ICON ordinary shares represented by book-entry shares will be issued) and (ii) any cash sufficient for the exchange agent to make payments in lieu of fractional ICON ordinary shares required pursuant to the terms of the merger agreement. In addition, US HoldCo and the surviving corporation will deposit with the exchange agent cash sufficient to pay the cash consideration. In addition, ICON shall deposit or caused to be deposited, as necessary from time to time after the effective time, any dividends or other distributions, if necessary, to which PRA stockholders may be entitled pursuant to the merger agreement after the effective time and prior to the surrender of PRA common stock in exchange for ICON ordinary shares.
Following conversion, shares of PRA common stock will be cancelled and will cease to exist and each certificate that previously represented shares of PRA common stock will represent only the right to receive the merger consideration and cash in lieu of fractional shares, if any, in accordance with the merger agreement.
Promptly after the effective time and in any event within five (5) business days after the effective time, ICON will send, or cause the exchange agent to send, to each holder of record PRA common stock at the effective time, in each case whose shares of PRA common stock were converted into the right to receive the merger consideration: (i) a letter of transmittal specifying that delivery of the shares of PRA common stock will be effected, and risk of loss and title to a certificate representing such shares will pass, only upon proper delivery or transfer of such certificate representing the shares of PRA common stock to the exchange agent and (ii) instructions for surrendering the applicable certificates (including effective affidavits of loss in accordance with the terms of the merger agreement or book-entry accounting statements relating to the ownership of PRA common stock) in exchange for ICON ordinary shares. After the completion of the merger, such shares of PRA common stock represented by any such certificate, effective affidavit or book-entry accounting statement will be exchanged for merger consideration and cash in lieu of fractional shares, if any, in accordance with the merger agreement.
Holders of shares of PRA common stock in book-entry form are required to deliver to the exchange agent an “agent’s message” (or other evidence as the exchange agent may reasonably request) in order to exchange shares PRA common stock for ICON ordinary shares.
More information can be found in the section entitled “The Merger Agreement—Exchange of Shares” beginning on page [116].
Listing of ICON ordinary shares; Delisting and Deregistration of PRA common stock
The ICON ordinary shares to be issued in the merger will be listed for trading on Nasdaq.
If the merger is completed, PRA common stock will be delisted from Nasdaq and deregistered under the Exchange Act, and following that delisting and deregistration, PRA will no longer be required to file periodic reports with the SEC with respect to PRA common stock.

THE MERGER AGREEMENT
The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about ICON or PRA. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings ICON and PRA make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [217].
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about ICON and PRA contained in this joint proxy statement/prospectus or in the public reports of ICON and PRA filed with the SEC may supplement, update or modify the factual disclosures about ICON and PRA contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by ICON and PRA were qualified and subject to important limitations agreed to by ICON and PRA in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that ICON and PRA each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.
Structure of the Merger
The merger agreement provides for the merger of Merger Sub, a Delaware corporation and a wholly owned subsidiary of ICON and US HoldCo, with and into PRA. As a result of the merger, the separate existence of Merger Sub will cease, and PRA will continue its existence under the laws of the State of Delaware as the surviving corporation and a wholly owned subsidiary of ICON and US HoldCo.
Completion and Effectiveness of the Merger
The closing of the merger will take place as soon as practicable (and, in any event, within five (5) business days) after the satisfaction or, to the extent permitted under the merger agreement and by applicable law, waiver of all conditions for completion of the merger contained in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or waiver (to the extent permitted under the merger agreement) of such conditions), or on such other date as ICON and PRA may mutually agree in writing.
At the closing, ICON and PRA will cause a certificate of merger relating to the merger to be executed and filed with the Secretary of the State of Delaware in accordance with the DGCL. The merger will become effective at the time when such certificate of merger has been duly filed with the Secretary of the State of Delaware or at such later date and time as may be agreed by the parties in writing and specified in such certificate of merger.
ICON and PRA are working to complete the merger prior to February 24, 2022, which is referred to as the end date (as may be extended as specified in the merger agreement as described in the section entitled “—Termination of the Merger Agreement—Termination by Either ICON or PRA”). It is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

Merger Consideration
At the effective time, by virtue of the merger and without any action on the part of the parties or any holder of any capital stock of PRA, each share of PRA common stock issued and outstanding immediately prior to the effective time (other than excluded shares and dissenting shares) will be converted automatically into the right to receive (i) 0.4125 of one ICON ordinary share (which is referred to as the share consideration) and (ii) $80.00 in cash, without interest (which is referred to as the cash consideration, and together with the share consideration, the merger consideration).
The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either ICON or PRA common stock changes. The market price of ICON ordinary shares has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the stockholder meetings and the date the merger is completed and thereafter. The market price of ICON ordinary shares, when received by PRA stockholders after the merger is completed, could be greater than, less than or the same as the market price of ICON ordinary shares on the date of this joint proxy statement/prospectus or at the time of the ICON EGM and PRA stockholder meeting. Accordingly, you should obtain current stock price quotations for ICON ordinary shares and PRA common stock before deciding how to vote with respect to the proposals described in this joint proxy statement/prospectus. The ICON ordinary shares are traded on Nasdaq under the symbol “ICLR” and the common stock of PRA is traded on Nasdaq under the symbol “PRAH.”
At the effective time, all excluded shares (other than subsidiary-held shares) will be cancelled and will cease to exist, and no payment will be made in respect of such shares.
Treatment of PRA Equity Awards
At the effective time, as set forth in the merger agreement:
•
each award of restricted PRA common stock outstanding immediately prior to the effective time will vest at closing and be converted automatically into the right to receive the merger consideration for each share of restricted PRA common stock as of the effective time, to be provided promptly but not later than five (5) business days following the effective time;

•
each outstanding restricted stock unit award in respect of PRA common stock, whether vested or unvested, will be assumed by ICON and converted into a number of restricted share units with respect to a number of ICON ordinary shares equal to the product of (i) the number of PRA restricted stock units and (ii) the equity award conversion ratio (rounded down to the nearest whole number of ICON restricted share units), subject to the same terms and conditions as were applicable to such PRA restricted stock unit award immediately prior to the effective time (including applicable vesting conditions); and

•
each PRA stock option, whether vested or unvested, that is outstanding as of immediately prior to the effective time, will be assumed by ICON and converted into an option to purchase a number of ICON ordinary shares equal to the product of (i) the number of shares of PRA common stock subject to such PRA stock option immediately prior to the effective time and (ii) the equity award conversion ratio (as defined below) (rounded down to the nearest whole number of ICON ordinary shares), with an exercise price equal to the quotient of (a) the exercise price per share of PRA common stock subject to such PRA stock option and (b) the equity award conversion ratio (rounded up to the nearest whole cent), in each case, subject to the same terms and conditions as were applicable to such PRA stock option immediately prior to the effective time (including applicable vesting conditions).

The “equity award conversion ratio” means the quotient determined by dividing (i) the sum of (a) cash consideration and (b) the product of (A) the exchange ratio of 0.4125 and (B) the volume weighted average price per ICON ordinary share for the ten (10) consecutive trading days ending on the trading day immediately preceding the effective time by (ii) the volume weighted average price per ICON ordinary share for the ten (10) consecutive trading days ending on the trading day immediately preceding the effective time.
Exchange of Shares
Exchange Agent
At or promptly following the effective time, ICON shall deposit or cause to be deposited with an exchange agent selected by ICON, (i) certificates representing the ICON ordinary shares to be issued as share consideration (or make appropriate alternative arrangements if uncertificated ICON ordinary shares represented by book-entry shares will be issued) and (ii) any cash sufficient for the exchange agent to make payments in lieu of fractional ICON ordinary shares required pursuant to the terms of the merger agreement. In addition, US HoldCo and the surviving corporation will deposit with the exchange agent cash sufficient to pay the cash consideration. In addition, ICON shall deposit or caused to be deposited, as necessary from time to time after the effective time, any dividends or other distributions, if any, to which PRA stockholders may be entitled pursuant to the merger agreement with both a record and payment date after the effective time and prior to the surrender of PRA common stock in exchange for ICON ordinary shares. Such certificates and cash amounts deposited are referred to as the exchange fund.
Exchange Procedures
Promptly after the effective time and in any event no later than five (5) business days after the effective time, ICON will send, or cause the exchange agent to send, to each record holder of shares of PRA common stock at the effective time:
•
a letter of transmittal in customary form, which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates or transfer of the book-entry shares to the exchange agent and will contain such other provisions as ICON, US HoldCo, and the surviving corporation may reasonably specify; and

•	instructions for surrendering the certificate representing shares of PRA common stock to the exchange agent.
Each holder of shares of PRA common stock that have been converted into the right to receive the merger consideration, will be entitled to receive the merger consideration in respect of the shares represented by a certificate promptly upon (i) surrender to the exchange agent of such certificate, or (ii) receipt of an “agent’s message” by the exchange agent (or such other evidence, if any, of transfer as the exchange agent may reasonably request) in the case of the exchange of book-entry shares, in each case together with a duly executed and completed letter of transmittal and such other documents as may reasonably be requested by the exchange agent.
No interest will be paid or accrued on any amount payable for shares of PRA common stock pursuant to the merger agreement.
At the effective time, the stock transfer books of PRA will be closed and no transfer of shares of PRA common stock will subsequently be made. From and after the effective time, the holders of certificates formerly representing shares of PRA common stock or shares of PRA common stock held in book-entry form will cease to have any rights with respect to such shares of PRA common stock, except for the right to receive, upon surrender of a certificate or book-entry share in accordance with the merger agreement, the merger consideration, except as otherwise provided in the merger agreement or by applicable law. If, after the effective time, any certificates are presented to the surviving corporation, ICON or the exchange agent for transfer, the holder of such certificates will be given a copy of a letter of transmittal and instructed to comply with the instructions therein in order to receive the merger consideration to which such holder is entitled pursuant to the merger agreement.
Treatment of Fractional Shares
No fractional ICON ordinary shares will be issued upon the conversion of shares of PRA common stock pursuant to the merger agreement. Each holder of shares of PRA common stock who would otherwise have been entitled to receive fractional ICON ordinary shares pursuant to the merger agreement (after taking into account all shares of PRA common stock exchanged by such holder) will be entitled to receive a cash payment (rounded to the nearest whole cent), without interest, in lieu of any such fractional share, equal to the product of (i) such fractional amount and (ii) an amount equal to the last reported sale price per ICON ordinary share on Nasdaq (as reported in The Wall Street Journal or an authoritative source mutually agreed in good faith by ICON and PRA) on the last complete trading day immediately prior to the date of the effective time.
Termination of the Exchange Fund
Any portion of the exchange fund that remains unclaimed twelve (12) months after the effective time will be delivered to ICON, US HoldCo, or the surviving corporation, as applicable, upon demand, and any holder of shares of PRA common stock who has not by that point complied with the terms of the exchange procedures in the merger agreement may thereafter look only to ICON, US HoldCo, or the surviving corporation, as applicable (subject to abandoned property, escheat, or other similar laws), for payment of the merger consideration and cash in lieu of fractional ICON ordinary shares, if any, in each case, that such holder has the right to receive pursuant to the merger agreement and without any interest thereon.
None of ICON, PRA, US HoldCo, or the surviving corporation will be liable to PRA stockholders in respect of any portion of the exchange fund delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law. If any certificate formerly representing shares of PRA common stock or share of PRA common stock held in book-entry form has not been surrendered two (2) years after the effective date (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become the property of any governmental entity), any such amounts will, to the extent permitted by applicable law, become the property of ICON, US HoldCo, or the surviving corporation, as applicable, free and clear of all claims or interest of any person previously entitled thereto.
Lost, Stolen or Destroyed Share Certificates
In the event that any certificate formerly representing shares of PRA common stock is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if reasonably required by ICON or US HoldCo, the posting by such person of a bond in such reasonable amount as ICON or US HoldCo may direct, as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, the merger consideration and cash in lieu of fractional ICON ordinary shares, if any, to be paid in respect of the shares of PRA common stock formerly represented by such certificate.
Dissenting Shares
Shares of PRA common stock issued and outstanding immediately prior to the effective time (other than excluded shares) and held by a holder who has not voted in favor of the adoption of the merger agreement or consented thereto in writing and is entitled to demand, and has properly demanded, appraisal for such shares of PRA common stock in accordance with Section 262 of the DGCL and, as of the effective time, has neither effectively withdrawn nor lost such holder’s right to appraisal pursuant to the DGCL with respect to such shares (any such shares referred to as the dissenting shares) will not be converted into the right to receive the merger consideration but instead will be entitled only to such rights as are granted by Section 262 of the DGCL.
If any such holder of dissenting shares fails to perfect or withdraws, waives or otherwise loses its right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such dissenting shares will be deemed to have been converted, as of the effective time of the merger, into and will be exchangeable solely for the right to receive the merger consideration and cash in lieu of fractional ICON ordinary shares, if any, without interest thereon.
Withholding Rights
Each of ICON, US HoldCo, Merger Sub, the surviving corporation, the exchange agent and any other applicable withholding agent will be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to the merger agreement such amounts as may be required to be deducted or withheld from such payment under the Internal Revenue Code or any other applicable state, local or foreign tax law.
Adjustments to Prevent Dilution
Without limiting the other provisions of the merger agreement, if, at any time from the date of the merger agreement to the effective time, there occurs any change in the outstanding shares of capital stock of PRA or ICON ordinary shares, including by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, then the merger consideration, the exchange ratio and any other amounts payable pursuant to the merger agreement will be appropriately adjusted to provide the holders of shares of PRA common stock and ICON ordinary shares the same economic effect as contemplated by the merger agreement prior to such event.
Surviving Corporation Governance and Merger Sub Shares
At the effective time, the certificate of incorporation of PRA, as in effect immediately prior to the effective time, will be amended and restated in its entirety as set forth on an exhibit to the merger agreement, and ICON, PRA, US HoldCo and Merger Sub shall take all necessary action such that the bylaws of the surviving corporation, as in effect immediately prior to the effective time, will be amended and restated as of the effective time to be in the form of the bylaws of Merger Sub as in effect immediately prior to the effective time (except that all references in such bylaws to Merger Sub will be amended to become references to the surviving corporation), respectively, and as so amended and restated will be the certificate of incorporation and bylaws of the surviving corporation.
Under the merger agreement, from and after the effective time, until successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s charter and bylaws, the directors and officers of Merger Sub immediately prior to the effective time will be the directors and officers of the surviving corporation.
At the effective time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one share of common stock, par value $0.01 per share, of the surviving corporation, which will constitute the only outstanding shares of common stock of the surviving corporation immediately following the effective time.
Representations and Warranties
The merger agreement contains representations and warranties made by PRA to ICON, US HoldCo and Merger Sub and by ICON, US HoldCo and Merger Sub to PRA. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect (as defined below) on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to PRA by ICON, in the case of representations and warranties made by ICON, US HoldCo, and Merger Sub, or the disclosure letter delivered to ICON by PRA, in the case of representations and warranties made by PRA (with each letter referred to as that party’s disclosure letter), as well as certain reports of PRA or ICON, as applicable, filed with the SEC during the period from January 1, 2019, through the date of the merger agreement, in each case, excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature.
In the merger agreement, PRA has made representations and warranties to ICON, US HoldCo, and Merger Sub, and ICON, US HoldCo, and Merger Sub have made representations and warranties to PRA, regarding:
•	corporate existence, power, good standing and qualification to do business;
•	organizational documents;
•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement;
•
the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the merger and the other transactions contemplated by the merger agreement;

•
the absence of violations of, or conflicts with, such party’s or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	such party’s capital structure, including the number of shares of common stock, stock options and other equity-based awards outstanding;
•	such party’s subsidiaries;
•
the proper filing of reports with the SEC since December 31, 2019, the accuracy of the information contained in those reports, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;

•	the compliance with GAAP and SEC accounting rules and regulations with respect to such party’s financial statements;

•	conduct of business in the ordinary course from December 31, 2019 through February 24, 2021 (the date of the merger agreement) and that such party has not suffered a material adverse effect;
•	the absence of undisclosed liabilities;
•	absence of certain litigation and governmental orders;
•	compliance with applicable laws and regulations and such party’s licenses;
•	certain material contracts;
•	tax matters;
•	employee benefits matters, including matters related to employee benefit plans;
•	labor matters;
•	insurance;
•	environmental matters;
•	anti-corruption matters;
•	international trade matters;
•	intellectual property;
•	data privacy and security;
•	real property;
•	title to and interests in such party’s assets;
•	health regulatory matters;
•	fairness opinion matters;
•	accuracy of information supplied;
•	the absence of affiliate transactions;
•	fees payable to brokers and financial advisors in connection with the merger; and
•	the absence of other representations or warranties.
In the merger agreement, ICON has also made representations and warranties to PRA regarding:
•	the unanimous adoption by the ICON board of directors of resolutions:
•
determining that the merger agreement and the transactions contemplated by the merger agreement, including the share issuance, are advisable, fair to, and in the best interests of, ICON and its shareholders;

•	approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement, including the share issuance;
•	directing that the share issuance be submitted to ICON shareholders for their approval;
•	recommending that ICON shareholders vote in favor of the approval of the share issuance, which is referred to as the ICON recommendation; and
•
the ICON board of directors’ receipt of an opinion from Centerview to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and/or assumptions set forth therein, the merger consideration to be paid by ICON and its subsidiaries is fair from a financial point of view, to ICON;

•	debt financing; and
•	capital structure of US HoldCo and Merger Sub.

In the merger agreement, PRA has also made representations and warranties to ICON and Merger Sub regarding:
•	the unanimous adoption by the PRA board of directors of resolutions:
•	determining that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to, and in the best interests of, PRA and its stockholders;
•	approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger;
•	directing the merger agreement to a vote of PRA stockholders for adoption;
•	resolving to recommend adoption of the merger agreement by PRA stockholders, which is referred to as the PRA recommendation; and
•
the PRA board of directors’ receipt of an opinion from each of BofA Securities, Inc. and UBS Securities LLC to the effect that, as of the date of such opinions and based upon and subject to the various qualifications and/or assumptions set forth therein, the merger consideration to be received as a result of the merger by the PRA stockholders is fair from a financial point of view, to such holders of shares of PRA common stock (other than dissenting shares and Cancelled Shares (as defined in the merger agreement)).

For purposes of the merger agreement, a “material adverse effect” with respect to ICON or PRA means any event, occurrence, state of facts, condition, effect, circumstance, development, action, omission or change (each of which is referred to as an effect) that has, or would reasonably be expected to have, individually or in the aggregate with one or more effects, a material adverse effect on the business, results of operations, or financial condition of such party and its subsidiaries, taken as a whole, except that no effect to the extent, directly or indirectly, resulting or arising from or related to any of the following shall be deemed to constitute a material adverse effect, or be taken into account in determining whether a material adverse effect has occurred or may, would or could occur:
•	changes generally affecting the economy, financial or securities markets, or political conditions;
•
the announcement, or pendency or consummation of the transactions contemplated by the merger agreement, including the impact thereof on relationships, contractual or otherwise, of such party and its subsidiaries with employees, suppliers, customers, governmental entities, or other third persons (however, this bullet shall not apply with respect to representations and warranties regarding non-contravention or required government consents);

•
any changes in applicable law (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, reduced capacity, social distancing, shut down, closure, sequester, safety or any other guideline, recommendation, law, order or directive promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act (each of which is referred to as a COVID-19 measure)) or GAAP or other applicable accounting standards;

•	acts of war, sabotage, or terrorism, or military actions, or the escalation thereof;
•
natural disasters, weather conditions, epidemics, pandemics, or disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States);

•	general conditions in the industry in which such party and its subsidiaries operate;
•
any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a material adverse effect, to the extent permitted by the definition in the merger agreement and not otherwise excepted by another clause of the proviso therein);

•	any change, in and of itself, in the market price or trading volume of such party’s securities or in its credit ratings; or
•	any action required to be taken by such party pursuant to the terms of the merger agreement or at the direction of the other party.

Notwithstanding the exceptions listed above, with respect to the first, third, fourth, fifth or sixth bullets (excluding any effect arising from COVID-19 or any COVID-19 measure), such effect will be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur to the extent it has a disproportionate impact on such party and its subsidiaries, taken as a whole, as compared to other participants in the industries in which such party and its subsidiaries conduct their business.
Conduct of Business Prior to the Effective Time
Each of ICON and PRA has agreed as to itself and its subsidiaries, after the date of the merger agreement and prior to the effective time, to use reasonable best efforts to operate in the ordinary course of business, except as expressly permitted or required by the merger agreement, required by applicable law, in connection with any COVID-19 measure and any other reasonable action taken or omitted to be taken after the date of the merger agreement that ICON or PRA, as applicable, reasonably determines to be necessary or prudent for it or its subsidiaries to take in connection with or in response to COVID-19, or approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed).
From the date of the merger agreement until the effective time, except as expressly contemplated by the merger agreement, required by and not in contravention of applicable law, in connection with any COVID-19 measure and any other reasonable action taken or omitted to be taken after the date of the merger agreement that PRA reasonably determines to be necessary or prudent for it or its subsidiaries to take in connection with or in response to COVID-19, approved in writing by ICON (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in PRA’s disclosure letter, PRA has agreed not to and not to permit any of its subsidiaries to:
•	amend or propose to amend the organizational documents of PRA or any of its subsidiaries, whether by merger, consolidation or otherwise;
•
propose or adopt any plan of merger, consolidation, reorganization, liquidation, scheme of arrangement, tender offer or dissolution of PRA or any of its subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy law on behalf of PRA or any of its subsidiaries or consent to the filing of any bankruptcy petition against PRA or any of its subsidiaries under any similar applicable law;

•
(i) split, combine, or reclassify or otherwise amend the terms of any securities of PRA or any of its subsidiaries, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any securities of PRA or any of its subsidiaries (other than for purposes of effecting a net exercise or settlement or net share withholding, in satisfaction of any exercise price or required tax withholdings, under, or in connection with the forfeiture of, any equity award outstanding on the date of the merger agreement), (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of PRA or any of its subsidiaries (other than upon the exercise or settlement of any equity award outstanding as of the date of the merger agreement, in accordance with the terms of such award, or pursuant to the PRA stock purchase plan, in accordance with the terms of the merger agreement) or (iv) establish a record date for, declare, set aside, accrue or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock or other securities (other than dividends from its direct or indirect wholly owned subsidiaries);

•
issue, sell, grant, pledge, transfer, lease, dispose of, grant any lien or otherwise encumber or enter into any contract or other agreement with respect to capital stock or any other securities of PRA or any of its subsidiaries other than the issuance of PRA common stock, upon the exercise or settlement of an equity award outstanding as of the date of the merger agreement;

•
except as required by applicable law or the terms of any PRA employee plan as in effect as of the date of the merger agreement (i) increase the compensation payable or that could become payable by PRA or any of its subsidiaries to officers, directors or employees, (ii) hire or promote any officers or employees, except the hiring or promotion of employees in the ordinary course of business consistent with past practice at or to positions below the level of Vice President or customer facing or revenue generating positions at the level of Vice President or above, or (iii) establish, adopt, enter into, amend, terminate, or take any action to grant or accelerate vesting, payment or other rights or awards (including any action to accelerate the vesting or exercisability of any equity award or other equity-based or long-term incentive compensation award) under any PRA employee plan or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a PRA employee plan if it were in existence as of the date of the merger agreement, or make any contribution to any PRA employee plan;
•
directly or indirectly acquire or purchase, or agree to acquire or purchase, by merger, consolidation, acquisition of stock or assets, business combination or otherwise, (i) any business or person or division thereof or (ii) any assets, real property, or personal property, in each case of clauses (i) and (ii), other than acquisitions or purchases of (a) in the ordinary course of business consistent with past practice with a sale price or market value not in excess of $10,000,000 in the aggregate for all such acquisitions between the date of the merger agreement and the effective date or (b) raw materials, supplies, equipment and inventory in the ordinary course of business consistent with past practice;

•
make any material capital investment in or material loan or advance to, or forgive any material loan to, any other person, except (i) for loans, capital contributions, advances or investments between PRA and any wholly owned subsidiary thereof or between wholly owned subsidiaries of PRA and (ii) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business consistent with past practice and in compliance with PRA’s policies related thereto in effect on the date of the merger agreement;

•
(i) transfer, license, sell, lease, sell and lease back, abandon, waive, relinquish, transfer, assign, swap or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any lien (other than a permitted lien), any assets, including the capital stock or other equity interests in any subsidiary of PRA, or any business thereof, with a sale price or fair market value in excess of $10,000,000 in the aggregate; provided, that the foregoing shall not prohibit PRA and its subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses or sublicenses under intellectual property of PRA, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

•
repurchase, prepay, assume or incur any indebtedness or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of PRA or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other contract to maintain any financial statement condition of any other person (other than any wholly owned subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than borrowings incurred in the ordinary course of business (including in connection with the financing of ordinary course trade payables consistent with past practice) that do not, at any time, exceed $10,000,000 in the aggregate;

•
(i) enter into or amend or modify in any material respect (including extending the term of any lease), or consent to the acceleration, cancelation or termination of (other than at its stated expiry date), any material contract or any lease with respect to real estate or any other contract or lease that, if in effect as of the date hereof would constitute a material contract or lease with respect to real estate under the merger agreement (other than extensions to any existing lease that would have the effect of extending the term of such lease to a date not to exceed the date twelve (12) months from the date of the merger agreement), or (ii) enter into any contract with respect to any IT system with a term of greater than twelve (12) months or annual spend in excess of $500,000 per year or amend or modify any existing contract with respect to any IT system that would have the effect of extending the term of, or commitment under, such contract for a period that would exceed twelve (12) months from the date of the merger agreement or increasing annual spend under such contract to be in excess of $500,000 per year, subject to certain exceptions;

•
settle, pay, discharge or satisfy any legal action (or agree to do any of the foregoing), with certain exceptions for stockholder litigation relating to the merger agreement and the transactions contemplated thereby and settlements that (i) either (a) result solely in a monetary obligation involving only the payment of monies by PRA or its subsidiaries of not more than $10,000,000 individually or $15,000,000 in the aggregate, individually or in the aggregate for all such legal actions (excluding any settlements made under the following clause (b)), or (b) result solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, PRA or any of its subsidiaries and the payment of monies by PRA and its subsidiaries that are not more than $10,000,000 individually or $15,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies) (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution) and (ii) do not involve any admission of guilt or impose any material restrictions or material limitations upon the operations or business of, or other conduct remedy or injunctive relief applicable to, PRA or any of its subsidiaries, whether before, on or after the effective time;
•	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;
•
(i) make, change or revoke any material tax election; (ii) amend any material tax return; (iii) make, change or revoke any tax accounting method; (iv) enter into any closing or similar agreement regarding any material tax liability or assessment; (v) enter into or materially change or terminate any tax sharing obligation; (vi) settle or resolve any controversy that relates to a material amount of taxes; (vii) consent to any extension or waiver of the limitation period applicable to any material tax audit, material tax assessment or other material tax matter; or (viii) surrender any right to claim a material tax refund;

•	enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar contract with respect to any joint venture, strategic partnership, or alliance;
•
except in connection with the actions otherwise permitted under the merger agreement, take any action to exempt any person from, or make any acquisition of securities of PRA by any person not subject to the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for ICON, Merger Sub, or any of their respective subsidiaries or affiliates, or the transactions contemplated by the merger agreement;

•
(i) abandon, allow to lapse, sell, assign, transfer, grant any security interest in or otherwise encumber or dispose of any material intellectual property of PRA, or grant any right or license to any material intellectual property of PRA other than pursuant to non-exclusive licenses or sublicenses entered into in the ordinary course of business consistent with past practice, or (ii) make any investments in IT systems that exceed, in the aggregate, the amounts set forth with respect to IT systems in any budget or capital expenditure plan made available to ICON prior to the date of the merger agreement, other than investments in any IT system that are not material;

•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
•
engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of PRA or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
•
make any capital expenditures that exceed, in the aggregate, the aggregate capital expenditures set forth in a budget or a capital expenditure plan made available to ICON prior to the date hereof, other than capital expenditures that are not material;

•	enter into any new material line of business or abandon or discontinue any material existing line of business;
•
adopt or implement any stockholder rights plan or similar arrangement that (i) does not exempt ICON, its subsidiaries, the merger and the transaction contemplated by the merger agreement, or (ii) would cause any meaningful delay to the closing or impose any additional conditions on the transactions contemplated by the merger agreement, including the merger; or

•	authorize, resolve, agree or commit to do any of the foregoing.
From the date of the merger agreement until the effective time, except as expressly contemplated by the merger agreement, required by and not in contravention of applicable law, in connection with any COVID-19 measure and any other reasonable action taken or omitted to be taken after the date of the merger agreement that ICON reasonably determines to be necessary or prudent for it or its subsidiaries to take in connection with or in response to COVID-19, approved in writing by PRA (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in ICON’s disclosure letter, ICON has agreed not to and not to permit any of its subsidiaries to:
•	amend or propose to amend the organizational documents of ICON, whether by merger, consolidation or otherwise;
•
propose or adopt any plan of merger, consolidation, reorganization, liquidation, scheme of arrangement, tender offer or dissolution of ICON or any of its subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy law on behalf of ICON or any of its subsidiaries or consent to the filing of any bankruptcy petition against ICON or any of its subsidiaries under any similar applicable law;

•
(i) split, combine, or reclassify or otherwise amend the terms of any ICON securities or any of its subsidiaries, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any ICON securities or any of its subsidiaries (other than for purposes of effecting a net exercise or settlement or net share withholding, in satisfaction of any exercise price or required tax withholdings, under, or in connection with the forfeiture of, any equity award outstanding on the date of the merger agreement), (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of ICON or any of its subsidiaries (other than upon the exercise or settlement of any equity award outstanding as of the date of the merger agreement) or (iv) establish a record date for, declare, set aside, accrue or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock or other securities (other than dividends from its direct or indirect wholly owned subsidiaries);

•
other than with respect to any indebtedness incurred or repaid in connection with the transactions contemplated by the merger agreement (including any debt financing or take-out financing), issue, sell, pledge, dispose of, transfer, lease, grant any lien on, or otherwise encumber or enter into any contract or other agreement with respect to any ICON securities or the securities of its subsidiaries, other than the issuance of ordinary shares upon the grant, exercise or settlement of any equity award;

•
other than any indebtedness incurred or repaid in connection with the transactions contemplated by the merger agreement (including any debt financing or take-out financing), repurchase, prepay, assume or incur any indebtedness or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of ICON or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other contract to maintain any financial statement condition of any other person (other than any wholly owned subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than borrowings incurred in the ordinary course of business (including in connection with the financing of ordinary course trade payables consistent with past practice) that do not, at any time, exceed $10,000,000 in the aggregate;

•
except in connection with the actions otherwise permitted under the merger agreement, take any action to exempt any person from, or make any acquisition of ICON securities by any person not subject to, any state takeover statute or similar statute or regulation that applies to ICON with respect to a takeover proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for PRA or any of its subsidiaries or affiliates, or the transactions contemplated by the merger agreement;

•
other than with respect to any indebtedness incurred or repaid in connection with the transactions contemplated by the merger agreement (including any debt financing or take-out financing), abandon, allow to lapse, sell, assign, transfer, grant any security interest in or otherwise encumber or dispose of any material intellectual property of ICON, or grant any right or license to any material intellectual property of ICON other than pursuant to non-exclusive licenses or sublicenses entered into in the ordinary course of business consistent with past practice;

•	adopt or implement any stockholder rights plan or similar arrangement; or
•	authorize, resolve, agree or commit to do any of the foregoing.

No Solicitation of Takeover Proposals; No Change of Recommendation
No Solicitation of Takeover Proposals
Each of ICON (solely prior to the receipt of the required ICON vote) and PRA have agreed not to, and to cause its subsidiaries and its and its subsidiaries’ respective directors, officers and employees not to, and to use reasonable best efforts to cause other members, managers, investment bankers, attorneys, accountants, consultants, or other agents, advisors and representatives of it or its subsidiaries (which directors, members, managers, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents, advisors or representatives are collectively referred to as representatives) not to, directly or indirectly, and except as expressly permitted under the merger agreement:
•
solicit, initiate, propose, or knowingly facilitate or knowingly encourage the submission of any takeover proposal or the making of any proposal that would reasonably be expected to lead to a takeover proposal;

•
enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations with, disclose any non-public information relating to such party or its subsidiaries to, afford access to the business, properties, assets, books, or records of such party or its subsidiaries to, or knowingly assist, knowingly facilitate, or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a takeover proposal;

•
(i) amend or grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of such party or its subsidiaries (provided that, PRA shall be permitted on a confidential non-public basis to release or waive any explicit or implicit standstill or similar agreement solely to the extent necessary to permit the relevant party thereto to submit a takeover proposal to the PRA board of directors on a confidential non-public basis and solely to the extent the PRA board of directors determines in good faith that the failure to do so would be inconsistent with its fiduciary duties under applicable law), or (ii) in the case of PRA, approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL;

•
enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract (in the case of PRA, other than a confidentiality agreement that (i) contains confidentiality provisions that are no less favorable in any material respect to a party to the merger agreement than those contained in the confidentiality agreement between ICON and PRA, and (ii) does not restrict, in any manner, PRA’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to ICON pursuant to the merger agreement, entered into in compliance with the terms and conditions of the merger agreement) relating to any takeover proposal (which is referred to as an acquisition agreement);

•	in the case of ICON, submit any takeover proposal to the vote of shareholders of ICON;
•
approve, authorize, agree or publicly announce an intention to do any of the foregoing; provided, that notwithstanding anything to the contrary in the merger agreement, such party or any of its representatives may, in response to an inquiry or proposal from a third party, inform such third party of the restrictions imposed by these provisions;

A “takeover proposal” means, with respect to either ICON or PRA, an inquiry, proposal, or offer from or on behalf of, or indication of interest in making a proposal or offer (including any amendment or modification to any existing indication of interest, inquiry, offer or proposal) by or on behalf of, any person or group relating to any transaction or series of related transactions (other than, in the case of PRA, any such inquiry, proposal, offer or indication of interest made by or on behalf of ICON, US HoldCo, Merger Sub or one or more of their subsidiaries as contemplated by the merger agreement), relating to, or that would reasonably be expected to lead to, in one transaction or a series of related transactions, any:
•
direct or indirect acquisition of assets of such party or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business consistent with past practice) equal to 15% or more of the fair market value of such party’s and its subsidiaries’ consolidated assets, taken as a whole, or to which 15% or more of such party’s and its subsidiaries’ revenues, income or EBITDA on a consolidated basis, taken as a whole, are attributable;

•
direct or indirect acquisition of 15% or more of the voting equity interests of such party or any of its subsidiaries whose business constitutes 15% or more of the consolidated revenues, income, EBITDA or assets of such party and its subsidiaries, taken as a whole;

•
tender offer or exchange offer that if consummated would result in any person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of the voting power of such party;

•
merger, consolidation, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, acquisition, license agreement, other business combination, or similar transaction involving such party or any of its subsidiaries, pursuant to which such person or group would own 15% or more of the consolidated net revenues, net income, or assets of such party and its subsidiaries, taken as a whole;

•
liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of such party or one or more of its subsidiaries which, individually or in the aggregate, generate or constitute 15% or more of the consolidated net revenues, net income, or assets of such party and its subsidiaries, taken as a whole; or

•	any combination of the foregoing.
Existing Discussions
The merger agreement provides that following the execution and delivery of the merger agreement, each of ICON and PRA shall not, and shall cause its subsidiaries and its and their officers, employees and directors not to, and shall use reasonable best efforts to cause the other representatives of such party and its subsidiaries not to continue, any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any takeover proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of such party and its subsidiaries that was furnished by or on behalf of such party or its subsidiaries to return or destroy (and confirm destruction of) all such information and immediately terminate access by any third party to any physical or electronic data room relating to any potential takeover proposal.
PRA Superior Proposal
In the case of PRA, prior to the time the required PRA vote, is obtained, PRA may, subject to certain notification requirements:
•
participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide takeover proposal that did not arise from a breach of the obligations set forth in the merger agreement in writing that the PRA board of directors believes in good faith, after consultation with its outside legal counsel and financial advisor, constitutes or would reasonably be expected to lead to a superior proposal;

•
furnish to such third party non-public information relating to PRA or its subsidiaries pursuant to an executed confidentiality agreement that constitutes an acceptable confidentiality agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes to ICON); provided that such non-public information relating to PRA or its subsidiaries was previously made available to, or is concurrently made available to ICON;

•	following receipt of and on account of a superior proposal, make an adverse recommendation change; and/or
•
take any action that any court of competent jurisdiction orders PRA to take (which order remains unstayed), but in each case referred to in the foregoing bullets, only if the PRA board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the board of directors under applicable law.

A “superior proposal” means, with respect to PRA or its subsidiaries, a bona fide written takeover proposal (except that the references in the definition thereof to “15%” will be deemed to be references to “50%”) that PRA board of directors determines in good faith (after consultation with its outside legal counsel and a financial advisor of national reputation), is reasonably likely to be consummated in accordance with its terms, taking into account all financial, legal, regulatory, timing and other aspects of such proposal and would, if consummated, result in a transaction that is more favorable to such party’s stockholders from a financial point of view than the transactions contemplated by the merger agreement, taking into account:
•	all financial considerations;
•	the identity of the third party making such takeover proposal;
•	the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such takeover proposal;
•
the other terms and conditions of such takeover proposal and the implications thereof on PRA, including relevant legal, regulatory, and other aspects of such takeover proposal deemed relevant by PRA (including any conditions relating to financing, stockholder approval, regulatory approvals, or other events or circumstances beyond the control of PRA); and

•	any revisions to the terms of the merger agreement and the transactions contemplated by the merger agreement proposed by ICON during the superior proposal notice period.
Nothing contained in the merger agreement will prohibit the board of directors of ICON or PRA from disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a takeover proposal, if such party determines, after consultation with its outside legal counsel, that the disclosure of such position is required by applicable law.
No Adverse Recommendation Change
Except as set forth in the merger agreement, ICON and PRA have each agreed that its respective board of directors or any committee of the board of directors will not effect the following, the occurrence of which is referenced as an adverse recommendation change:
•	withhold or withdraw (or amend, modify or materially qualify, in a manner adverse to PRA or to ICON or Merger Sub, as applicable), the ICON recommendation or the PRA recommendation;
•	fail to include the board recommendation in the proxy statement/EGM notice, as applicable, that is mailed to each of their respective stockholders;
•	adopt, approve or recommend a takeover proposal;
•
fail to recommend against acceptance of any tender offer or exchange offer for the ICON ordinary shares or PRA common stock, as applicable, within ten (10) business days after the commencement of such offer (within the meaning of Rule 14d-2 under the Exchange Act);

•
fail to reaffirm (publicly, if so requested by the other party) the board recommendation within ten (10) business days after the date any takeover proposal (or material modification thereto) is first publicly disclosed by such party or the person making such takeover proposal; or

•	resolve, agree or publicly propose to take any of the foregoing actions.
Change of Recommendation for Superior Proposal or Acquisition Agreement
At any time prior to the receipt of the required PRA vote, the board of directors of PRA may effect an adverse recommendation change or enter into an acquisition agreement only if:
•
the board of directors of PRA determines in good faith after consultation with its outside legal counsel and financial advisor of national reputation that a given takeover proposal constitutes or would reasonably be expected to lead to a superior proposal and that failure to effect an adverse recommendation change in response to such actual or potential superior proposal would be inconsistent with the fiduciary duties owed by the board of directors to the PRA stockholders under applicable law;

•
PRA promptly notifies ICON, in writing, at least three (3) business days (which is referred to as the superior proposal notice period) before making an adverse recommendation change with respect to a superior proposal or entering into (or causing one of its subsidiaries to enter into) an acquisition agreement, of its intention to take such action with respect to a superior proposal, which notice shall state expressly that PRA has received a takeover proposal that the board of directors (or a committee thereof) intends to declare a superior proposal and that it intends to effect an adverse recommendation change and/or PRA intends to enter into an acquisition agreement in connection with such superior proposal (it being understood that the delivery and receipt of any such notice shall not, in and of itself, be an adverse recommendation change);
•
PRA specifies the identity of the party making the superior proposal and the material terms and conditions thereof in such notice and includes an unredacted copy of the takeover proposal and attaches to such notice the most current version of any proposed agreement (which version shall be updated on a prompt basis) and any related documents, including financing documents, to the extent provided by the relevant party in connection with, and containing material terms of, the superior proposal;

•
PRA shall, and shall cause its representatives to, during the superior proposal notice period, negotiate with ICON in good faith to make such adjustments in the terms and conditions of the merger agreement so that such takeover proposal ceases to constitute a superior proposal, if ICON, in its discretion, proposes to make such adjustments (it being understood and agreed that in the event that, after commencement of the superior proposal notice period, there is any material revision to the terms of a superior proposal, including, any revision in price or financing, the superior proposal notice period shall be extended, if applicable, to ensure that at least two (2) business days remains in the superior proposal notice period subsequent to the time PRA notifies ICON of any such material revision (it being understood that there may be multiple extensions)); and

•
at the conclusion of the superior proposal notice period, the board of directors of PRA (or a committee thereof) determines in good faith, after consulting with outside legal counsel and its financial advisor, that such takeover proposal continues to constitute a superior proposal after taking into account any adjustments made by ICON during the superior proposal notice period in the terms and conditions of the merger agreement or otherwise and that the failure to make an adverse recommendation change would be inconsistent with the fiduciary duty of PRA board of directors under applicable law.

Change of Recommendation for an Intervening Event
Notwithstanding anything in the merger agreement to the contrary, prior to the time, in the case of PRA, the required PRA vote is obtained or, in the case of ICON, the required ICON vote is obtained, the PRA board of directors or the ICON board of directors, as applicable, may effect an adverse recommendation change upon the occurrence of an intervening event only if such board of directors determines in good faith, after consultation with its outside legal counsel and a financial advisor of national reputation, that the failure to do so would be inconsistent with such board of directors’ fiduciary duties under applicable law, and only if all of the following conditions are also met:
•
PRA or ICON, as applicable, has first provided to the other party a notice of such intervening event at least three (3) business days (which is referred to as the intervening event notice period) in advance of making an adverse recommendation change advising such other party of its intention to make an adverse recommendation change and specifying in reasonable detail the intervening event (it being understood that the delivery and receipt of any such notice shall not, in and of itself, be deemed to be an adverse recommendation change);

•
prior to making such an adverse recommendation change, to the extent requested in writing by the other party, engages in good faith negotiations with the other party during such three (3) business day period to amend the merger agreement in such a manner that the failure of the board of directors of such company to make an adverse recommendation change with respect to such intervening event would no longer be, in the good faith determination of the board of directors of such party in consultation with its outside legal counsel and financial advisor of national reputation, inconsistent with the directors’ fiduciary duties under applicable law (it being understood that, if after commencement of the intervening event notice period, there is any material change to the circumstances giving rise to the intervening event that was previously the subject of a notice hereunder, a new notice to the other party shall be required as provided above; provided, that with respect to each such material change, each reference herein to a “three (3) business day” period shall be changed to refer to a “two (2) business day” period); and

•
at the conclusion of the intervening event notice period, the board of directors of such party (or a committee thereof, in the case of PRA) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor of national reputation, that in light of such intervening event and taking into account any revised terms proposed by the other party, the failure to make an adverse recommendation change would be inconsistent with the directors’ fiduciary duties under applicable law.

An “intervening event” means, with respect to either ICON or PRA, a material development or change in circumstance that occurs or arises after the date of the merger agreement that was not known to or reasonably foreseeable by the board of directors of each respective party, as of the date of the merger agreement (or, if known or reasonably foreseeable, the magnitude of material consequences of which were not known or reasonably foreseeable by the board of directors of each respective party as of the date of this agreement), subject to certain exceptions.
Notice Regarding Takeover Proposals
Each of ICON and PRA must promptly (and, in any event, within 24 hours in the case of PRA and two (2) business days in the case of ICON) notify the other party of any takeover proposal, any inquiry that would reasonably be expected to lead to a takeover proposal, any request for non-public information relating to such party or its subsidiaries, or for access to the business, properties, assets, books, or records of such party or its subsidiaries by any third party that would reasonably be expected to lead to a takeover proposal. In such notice, such party shall identify the third party making, and details of the material terms and conditions of, any such takeover proposal, indication or request, including any proposed financing. Such party shall keep the other party reasonably informed, on a reasonably current basis, of the status and material terms of such takeover proposal, indication or request, including any material amendments or proposed amendments as to price, proposed financing, and other material terms thereof.
Stockholder Meetings
The merger agreement requires each of ICON and PRA to, as soon as reasonably practicable following the effectiveness of ICON’s registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part, in accordance with applicable law, mail the joint proxy statement/prospectus and all other proxy materials to its stockholders in advance of its respective stockholder meeting. Each of ICON and PRA shall take all action necessary to duly call, give notice of, convene and hold its respective stockholder meeting as soon as reasonably practicable after the Form F-4 is declared effective.
ICON must use its reasonable best efforts to solicit from the holders of ICON ordinary shares proxies in favor of granting the ICON board authority to effect the share issuance, PRA must use its reasonable best efforts to solicit proxies from the PRA stockholders proxies in favor of the adoption of the merger agreement and approval of the merger and each of ICON and PRA must use its reasonable best efforts to take all other actions necessary or advisable to secure the vote or consent of the holders of ICON ordinary shares and PRA common stock, as applicable, required to comply with applicable law. Once the ICON EGM or the PRA stockholders meeting, as applicable, has been called and noticed, neither ICON nor PRA, as applicable, may adjourn, postpone or otherwise delay the corresponding meeting without the prior written consent of the other party, except that each of ICON and PRA may postpone or adjourn the ICON EGM or the PRA stockholders meeting, as applicable, to obtain a quorum of its shareholders or as reasonably determined by ICON or PRA, as applicable, to comply with applicable law.
ICON and PRA must use reasonable best efforts to cooperate with the other regarding the record date and the meeting date and time for the ICON EGM and the PRA stockholders meeting such that the meeting date and time for each such stockholder meeting will be the same.
Without the consent of the other party or as required by applicable law, (a) the adoption of the merger agreement or granting the ICON board authority to effect the ICON share issuance, as applicable shall be the only matter (other than matters of procedure and, in the case of PRA, a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of PRA in connection with the merger) that either PRA or ICON shall propose to be acted on by the shareholders at the PRA stockholders meeting or the ICON EGM, as applicable, and the parties shall not submit any other proposal to such shareholders in connection with the meetings or otherwise (including any proposal inconsistent with the adoption of the merger agreement or the consummation of the transactions contemplated by the merger agreement) and (b) neither PRA nor ICON shall call any shareholder meeting prior to the PRA stockholder meeting or the ICON EGM, as applicable.
Each of ICON and PRA agrees that its obligations to hold the ICON EGM and the PRA stockholders meeting, as applicable, will not be affected by the making of a change of recommendation by the ICON board of directors or the PRA board of directors, as applicable, unless the merger agreement is terminated in accordance with its terms prior to the ICON EGM or the PRA stockholders meeting, as applicable.

Reasonable Best Efforts and Regulatory Approvals
Subject to the terms and conditions set forth in the merger agreement, ICON and PRA are required to use (and will cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, and in any event prior to the end date, the transactions contemplated by the merger agreement, including to (i) obtain all necessary permits, actions and nonactions, and waivers from governmental entities, and make all necessary or advisable registrations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities (ii) obtain all necessary consents or waivers from third parties, and (iii) execute and deliver any additional instruments necessary to consummate the merger and to fully carry out the purposes of the merger agreement. Notwithstanding the foregoing (but subject to the other provisions of the merger agreement), in no event shall either PRA or ICON or any of their respective affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the transactions contemplated by the merger agreement, other than filing, recordation or similar fees.
In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity or private party challenging the merger or any other transaction contemplated by the merger agreement, or any other agreement contemplated in the merger agreement, ICON, US HoldCo, Merger Sub and PRA agreed to cooperate and use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, modified, lifted, reversed, or overturned any order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts the consummation of the transactions contemplated by the merger agreement. Notwithstanding anything in the merger agreement to the contrary, ICON, US HoldCo, Merger Sub, and PRA, and their respective affiliates shall be required to use their reasonable best efforts to defend, contest, or resist any action or proceeding, whether judicial or administrative, and to take any action, to have vacated, lifted, reversed, or overturned any order, in connection with the transactions contemplated by the merger agreement.
Antitrust Filings and Approvals
ICON and PRA have agreed that they will, subject to applicable law, promptly (i) consult with each other and consider in good faith the views of the other party with respect to the appropriate strategy relating to any matters relating to the antitrust laws, including with respect to any filings, notifications, submissions and communications with or to any governmental entity and the nature and timing of any divestures or other remedial undertakings made for purposes securing any required approvals under the antitrust laws, (ii) cooperate and coordinate with the other in the taking of the actions contemplated by the merger agreement, including clauses (i), (ii), and (iii) in the first paragraph of the preceding section, and (iii) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party is required to promptly inform the other party or parties of any communication from any governmental entity regarding any of the transactions contemplated by the merger agreement.
In furtherance of the foregoing and subject to the limitations set forth below, “reasonable best efforts” for each of ICON and PRA shall include (A) proposing, negotiating, committing to and effecting, by consent decree, holding separate order or otherwise, the sale, divestiture, disposition, license or other disposition of its and its subsidiaries’ assets, properties or businesses, (B) terminating existing relationships, contractual rights or obligations of PRA or ICON or their respective subsidiaries, (C) terminating any venture or other arrangement, (D) creating any relationship, contractual rights or obligations of PRA or ICON or their respective subsidiaries and (E) effectuating any other change or restructuring of PRA or ICON or their respective subsidiaries, including entering into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any legal action by a governmental antitrust authority (as defined below) or any other person under antitrust laws that would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated by the merger agreement. If PRA, on the one hand, or ICON, US HoldCo or Merger Sub, on the other hand, receives a request for additional information or documentary material from any governmental entity with respect to the transactions contemplated by the merger agreement, then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable law and by any applicable governmental entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any governmental entity in respect of any filing made thereto in connection with the transactions contemplated by the merger agreement. None of ICON, US HoldCo or PRA shall commit to or agree (or permit any of their respective subsidiaries to commit to or agree) with any governmental entity to stay, toll, or extend any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, or other applicable antitrust laws, without the prior written consent of each other (such consent not to be unreasonably withheld, conditioned, or delayed). The parties agreed to use their best efforts to preserve any applicable privilege to the extent they share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege.
The parties also agreed to: (i) provide or cause to be provided as promptly as reasonably practicable to governmental entities with jurisdiction over the antitrust laws (referred to as governmental antitrust authority) information and documents required or requested by any governmental antitrust authority as necessary, proper, or advisable to permit consummation of the transactions contemplated by the merger agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other antitrust laws as promptly as practicable following the date of the merger agreement (provided, that in the case of the filing under the HSR Act, such filing shall be made within fifteen (15) business days of the date of the merger agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable antitrust laws, and (ii) subject to certain enumerated limitations, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by the merger agreement by any governmental entity or expiration of applicable waiting periods.
None of ICON or its subsidiaries are required to, and none of PRA and its subsidiaries shall, without the prior written consent of ICON, take any action, or commit to take any action, or agree to any condition or limitation contemplated under the merger agreement that is not conditioned on the consummation of the merger or that would constitute or result in, or would reasonably be expected to constitute or result in, individually or in the aggregate, any sale, divestiture, license or disposition of any assets, properties or businesses, or any other action concession or undertaking, or any commitment to do any of the foregoing, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on ICON, PRA, and their respective subsidiaries, taken as a whole (which is referred to as the burdensome condition); provided, that if requested by ICON, PRA will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or order so long as such requirement, condition, limitation, understanding, agreement, or order is only binding on PRA in the event the closing occurs.
Each of ICON, US HoldCo, Merger Sub, and PRA agreed to not take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable antitrust laws. Without limiting the previous sentence, each of PRA or any of its subsidiaries or ICON or any of its subsidiaries, or their respective controlled affiliates shall not acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other person or any business or division thereof, or take any other action, if that action, acquisition or agreement would reasonably be expected to (i) increase the risk of not obtaining approval under the antitrust laws or the expiration or termination of any waiting period in connection with the antitrust laws, (ii) increase the risk of any governmental entity entering an order prohibiting the consummation of the transactions contemplated by the merger agreement, or increase the risk of not being able to remove any such order on appeal or otherwise, or (iii) prevent or delay (a) receipt of approval under the antitrust laws or (b) the Form F-4 being declared effective, in the case of each of the foregoing clauses (i) through (iii) other than as is de minimis.
Access to Information
Subject to certain exceptions and conditions, ICON and PRA each must, and must cause its subsidiaries and its and their respective officers, directors, employees, and other representatives to, afford to the other party and its or their representatives reasonable access, at reasonable times in a manner as shall not unreasonably interfere with the business or operations of such party or any of its subsidiaries, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of such party and its subsidiaries, and each must, and must cause its subsidiaries to, furnish promptly to the other party such other information concerning the business and properties of such party and its subsidiaries as the other party may reasonably request from time to time.

Listing of ICON ordinary shares; Delisting and Deregistration of PRA common stock
ICON is required to take all action reasonably necessary to cause the ICON ordinary shares to be issued in connection with the merger to be approved for listing on Nasdaq (or such other stock exchange as may be mutually agreed upon by ICON and PRA), subject to official notice of issuance, prior to the effective time. To the extent required by ICON, prior to the effective time, PRA will cooperate with ICON and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and the rules and policies of Nasdaq to enable delisting by the surviving corporation of the shares of PRA common stock from Nasdaq and the deregistration of the shares of PRA common stock under the Exchange Act as promptly as practicable after the effective time, and in any event no more than ten (10) days after the effective time.
Publicity
ICON and PRA are required to consult with each other before issuing any press release or scheduling a press conference or conference call with investors or analysts, and to use reasonable best efforts to consult with each other before making any other public statement with respect to the merger agreement or the transactions contemplated thereby. ICON and PRA have agreed not to issue any such press release or make any such other public statement relating to the merger agreement or the transactions contemplated thereby without the consent of the other party, which consent will not be unreasonably withheld, conditioned or delayed, except for any such release or announcement that ICON or PRA determines, after consultation with outside legal counsel, is required by applicable law or any listing agreement with or rule of a national or foreign securities exchange or association upon which the securities of PRA or ICON, as applicable, are listed, in which case the party required to make the release or announcement will provide notice to and, to the extent reasonably practicable, consult with the other party about, and will use its reasonable best efforts to allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider any such reasonable comments that are timely provided in good faith. The foregoing will not prohibit or limit either ICON or PRA from (i) making any public statement in response to questions from the press, analysts, investors or those attending industry conferences, making internal announcements to employees and making disclosures in the reports of such party filed with the SEC, so long as such statements, announcements and disclosures substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements approved in advance by the other party, or (ii) making any public statement, internal announcements to employees or disclosures in the reports of such party filed with the SEC in respect of a change of recommendation only to the extent such statement, announcement or disclosure complies with and is otherwise permitted by the merger agreement.
Employee Benefit Plan and Compensation Matters
Continuing Compensation and Benefits
For one year following the effective time, ICON will provide to each continuing PRA employee who remains employed with ICON or any of its subsidiaries with a base salary or base wage that is no less favorable and with employee benefits that are no less favorable in the aggregate than those in effect for such employee immediately prior to the effective time.
For one year following the effective time, ICON will provide to each continuing PRA employee (other than PRA employees with a title of executive vice president or higher and the President, Strategic Solutions, referred to herein as the “key company employees”) who experiences a termination of employment other than for cause with severance payments and benefits that are no less favorable than the severance payments and benefits provided by PRA and its subsidiaries to such continuing PRA employee as of the date of the merger agreement as set forth on PRA’s disclosure letter.
ICON will use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting period under any group health plans of ICON and its affiliates to be waived with respect to the PRA continuing employees and their eligible dependents, (ii) give each PRA continuing employee credit for the plan year in which the effective time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the effective time under the applicable ICON employee plan for which payment has been made and (iii) give each PRA continuing employee service credit for such PRA continuing employee’s employment with PRA and its subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable ICON employee plan, as if such services had been performed with ICON, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits, or to the extent that it would result in a duplication of benefits.
In addition, PRA may continue to pay its non-employee directors in the ordinary course of business consistent with past practice.
PRA Equity-Based Compensation
With respect to outstanding equity awards held by PRA employees, ICON and PRA agree that the merger, if consummated, will constitute a change in control under the applicable PRA stock incentive plan and award agreement terms. PRA restricted stock units (and options held by key company employees) vest in full upon a “qualifying termination” (as defined in the applicable stock incentive plan and award agreements) following closing per their terms. In addition, PRA may amend (and is expected to amend) outstanding PRA stock options granted prior to the execution of the merger agreement held by employees (other than the key company employees) to provide that, in the event of a termination of employment within 12 months after the effective time other than for cause, or upon a resignation following a relocation of such employee’s current work location by more than 50 miles, the portion of PRA stock options held by such employee that would have vested and become exercisable during the 12 months following termination shall accelerate and vest. PRA may also amend (and is expected to amend) outstanding and unvested restricted stock units that were granted as annual awards in lieu of restricted stock prior to May 1, 2020 to non-U.S. employees for tax purposes so that such awards vest at closing and are treated the same as outstanding PRA restricted stock awards.
With respect to equity awards to be granted in 2021, such awards will be granted to PRA employees in the form of restricted stock units (or, with the consent of ICON, partially or wholly in stock options) that vest in three (3) annual installments and provide for (i) full accelerated vesting upon a “qualifying termination” (as defined in the PRA 2020 Stock Incentive Plan) for key company employees and (ii) accelerated vesting of the awards that would have vested during the 12 months following the employee’s death, disability or a termination of employment within 12 months of the effective time other than for cause or upon a resignation following a relocation of such employee’s current work location by more than 50 miles. The aggregate amount of equity awards that may be granted to PRA employees in respect of 2021 is $55 million, with the number of restricted stock units that will be granted to a given employee to be determined by dividing the total value of the grant in U.S. dollars by $124.9285, which is the volume weighted average price per share of PRA common stock from January 26, 2021 to February 22, 2021.
The merger agreement provides that the PRA 2017 Employee Stock Purchase Plan, which we refer to as the ESPP, shall continue to operate through the closing date, and for employees currently participating in the ESPP, the final exercise date shall be the closing date, provided that such participating employees may not increase their contributions from the levels in effect upon execution of the merger agreement. Unless otherwise requested by ICON, the ESPP will terminate on the closing date, and all shares of PRA common stock purchased by employees through exercise of their contributions on such date shall be cancelled at the effective time and converted into the right to receive the merger consideration.
Retention Bonus Program
PRA may implement a cash retention program with a $25 million aggregate retention pool to be allocated to the PRA employees (other than key company employees) and ICON employees and in amounts to be agreed by PRA and ICON. Such retention bonuses shall be paid 50% at the effective time and 50% at the six (6) month anniversary of the effective time or, if earlier, upon a termination of employment without cause.
Other Compensation
PRA may make annual bonus payments in respect of 2020 and, if the closing does not occur prior to the scheduled payment date, with respect to 2021, based on actual performance. PRA may also establish annual bonus and long-term incentive targets in respect of 2021 for company employees in the ordinary course of business consistent with past practice. In the event a PRA employee with an express target bonus amount at the director level or above (but excluding the key company employees) experiences a termination of employment following the closing and during 2021 other than for cause or upon a resignation following such employee’s relocation by more than 50 miles, such employee shall receive a pro-rated bonus payment for 2021 assuming target performance.

Under the merger agreement, PRA may amend (and is expected to amend) each employment agreement with each key company employee to provide: (i) if ICON does not make an offer of continuing employment to each key company employee on or prior to the earlier of July 1, 2021 and the day that is ten (10) days prior to the closing date on the same terms and conditions as such key company employee’s employment with PRA (including but not limited to annual salary, cash bonus opportunities, long-term incentive opportunities, role/title at ICON and work location), then the key company employee shall have grounds to terminate his or her employment with PRA for “good reason” under his or her employment agreement and experience a “qualifying termination” for purposes of his or her outstanding PRA equity awards at closing; and (ii) the “bonus” component of any cash severance payable to a key company employee pursuant to his or her employment agreement in respect of a termination of employment during the one-year period following the merger effective time shall be based on such key company employee’s 2021 target bonus.
FIRPTA Certificate
Unless PRA determines in good faith that, as of the closing, there is a material risk that PRA has become a “United States real property holding corporation” within the meaning of Section 897(c) of the Internal Revenue Code, referred to as a USRPHC, and has so notified ICON, PRA shall provide ICON prior to closing with a signed certificate from the Company conforming to the requirements of Treasury Regulation Section 1.1445-2(c)(3) to the effect that PRA is not, and has not been during the relevant period specified in Section 897(c)(1)(ii) of the Internal Revenue Code, a USRPHC together with a signed notice to the Internal Revenue Service conforming to the requirements of Treasury Regulation Section 1.897-2(h) (which notice ICON shall mail to the Internal Revenue Service promptly after closing).
Expenses
Except as otherwise provided in the provisions related to termination of the merger agreement, whether or not the merger is completed, all expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expense.
Financing
ICON will not (without the prior written consent of PRA, which consent shall not be unreasonably withheld, conditioned, or delayed) consent or agree to any amendment, replacement, supplement, or modification of, or any waiver of any provision or remedy pursuant to the commitment letter among ICON and the debt financing sources, if such amendment, replacement, supplement, modification, or waiver would: (i) reduce the aggregate amount of the net proceeds of the debt financing to an amount that, together with ICON’s and Merger Sub’s cash on hand and cash equivalents on hand and any escrowed take-out financing proceeds, would be less than the amounts required under the terms of the merger agreement to be paid by ICON, US HoldCo or Merger Sub in cash in connection with the merger and the other transactions contemplated by the merger agreement (such amount, the required amount); (ii) (a) impose new or additional conditions or otherwise expand, amend, or modify any of the conditions to the receipt of the debt financing or (b) expand, amend or modify any other terms to the debt financing in a manner that would reasonably be expected to: (1) delay or prevent the closing date, or (2) make the timely funding of the debt financing, or the satisfaction of the conditions to obtaining the debt financing, materially less likely to occur; or (iii) materially adversely impact the ability of ICON to enforce its rights against the other parties to the commitment letter or the debt financing definitive agreements (clauses (i), (ii) and (iii) collectively, the restricted amendments); provided, that ICON may (without the consent of PRA) amend, replace, supplement, modify, or waive the commitment letter to add lenders, arrangers, bookrunners, agents, managers, or other debt financing sources that have not executed the commitment letter and amend titles, allocations, and the fee arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers, or debt financing sources, if any such amendment would not reasonably be expected to result in a restricted amendment.
Subject to the terms and conditions of the merger agreement, ICON will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, and advisable to arrange, maintain the effectiveness of, and consummate the debt financing in an amount necessary (after giving effect to ICON’s, US HoldCo’s and Merger Sub’s cash on hand, any cash proceeds of any take-out financing received by ICON or its subsidiaries on the closing date and any escrowed take-out financing proceeds) to fund the required amount on or prior to the closing date, on the terms and conditions described in the commitment letter.

To the extent reasonably requested by PRA from time to time, ICON shall keep PRA informed on a reasonably current basis of the status of its efforts to arrange the debt financing (including providing PRA, upon request, with copies of all definitive agreements related to the debt financing), and such other information and documentation available to ICON as shall be reasonably requested by PRA.
During the period between the date of the merger agreement and the effective time, PRA will use its commercially reasonable efforts, and cause each of its subsidiaries and its and their respective representatives to use their respective commercially reasonable efforts, to provide ICON with all cooperation reasonably requested by ICON to assist ICON in causing the conditions in the commitment letter to be satisfied or as is otherwise customary and reasonably requested by ICON in connection with the debt financing or any take-out financing, including using commercially reasonable efforts to:
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as promptly as reasonably practicable in connection with the anticipated timing for the marketing of the debt financing or any take-out financing, deliver to ICON the historical financial statements with respect to PRA and its subsidiaries that are specified in the commitment letter (it being agreed that these obligations with respect to any historical financial statement shall be deemed satisfied upon the filing of the applicable SEC documents of PRA containing such historical financial statements);

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cause PRA’s independent accountants to (x) provide, consistent with customary practice: (A) customary auditor consents (including consents of accountants for use of their reports in any materials relating to any take-out financing) and (B) customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to PRA and its subsidiaries as reasonably requested by ICON and as customary for any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act and (y) participate in a reasonable number of accounting due diligence sessions;

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provide information regarding PRA and its subsidiaries reasonably requested by ICON for the preparation of appropriate and customary materials for rating agency and lender and investor presentations, bank information memoranda, offering documents, and other marketing documents reasonably requested and customarily provided in connection with debt financing or any take-out financing;

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execute and deliver customary authorization letters for the debt financing or any take-out financing (in each case, to the extent included in a customary confidential information memorandum relating to a bank financing), limited solely to historical information of PRA and its subsidiaries included in such confidential information memorandum, and solely to the extent PRA has had a reasonable time period to review such confidential information memorandum;

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furnish no later than four (4) business days prior to the closing date all documentation and other information that is reasonably requested by ICON that is required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to PRA and its subsidiaries;

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facilitate the providing of guarantees, pledging of collateral and granting of security interests (including approvals therefore) in connection with the debt financing or any take-out financing effective no earlier than, and subject to the occurrence of, the closing;

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assist in the preparation and negotiation of, and facilitate the execution and delivery of, one or more credit agreements, indentures, guarantees, pledge and security documents, and other definitive financing documents and other certificates or documents as may be reasonably requested by ICON, the debt financing sources, or any take-out financing party (including customary officer’s and other closing certificates and back-up therefore), in each case effective no earlier than, and subject to the occurrence of, the closing, subject to certain restrictions; and

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deliver notices of prepayment within the time periods required by the relevant agreements governing Indebtedness and assist ICON in obtaining customary payoff letters, lien terminations, and instruments of discharge to be delivered at closing to allow for the payoff, discharge, and termination in full on the closing date of any material indebtedness for borrowed money of PRA or its subsidiaries that is reasonably requested by ICON to be paid off, discharged or terminated at closing (upon reasonable prior written notice to PRA) or that is otherwise subject to mandatory prepayment (however described) or repayment in full as a result of the consummation of the merger; provided that PRA shall not be required to deliver any notice of prepayment or redemption or similar notice or document that is not conditioned on the consummation of the merger or that, if the merger is not consummated, results in liability to PRA.
ICON and US HoldCo shall, promptly upon request by PRA following the termination of the merger agreement (unless the termination of the merger agreement triggers PRA’s obligation to pay PRA the applicable termination fee) reimburse PRA for all reasonable and documented out-of-pocket costs actually incurred by PRA, its subsidiaries, or any of its or their respective representatives in connection with its cooperation pursuant to the merger agreement. In addition, ICON and US HoldCo will indemnify and hold harmless PRA, its subsidiaries, and its and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the debt financing or any take-out financing, any action taken by them pursuant to the foregoing, and any information used in connection therewith (other than historical financial information provided in writing by PRA or any of its subsidiaries specifically in connection with its obligations under the merger agreement); in each case, except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct, intentional misrepresentation, or intentional breach of the merger agreement or fraud by PRA or any of its subsidiaries or its or their respective representatives.
Notwithstanding anything to the contrary in the merger agreement, it is expressly understood and agreed by the parties thereto that PRA’s and each of its subsidiaries’ obligations to cooperate with ICON and US HoldCo’s financing activities shall be disregarded for purposes of determining whether the conditions set forth in the merger agreement have been satisfied (including for purposes of determining any termination rights under merger agreement).
ICON Board Representation
Under the merger agreement ICON has agreed to take all reasonably necessary action to cause, as of the closing, Colin Shannon, the chief executive officer of PRA, and one additional current member of PRA’s board of directors (such member to be mutually agreed by ICON and PRA) to be appointed to ICON’s board of directors, and ICON has also agreed to take all reasonably necessary actions, through its board of directors and its Nominating & Governance Committee, as applicable, to nominate such two (2) new directors for re-election to the ICON board of directors at the next annual general meeting of ICON shareholders.
The Depository Trust Company
ICON will use reasonable efforts to (i) have in place on or before the closing date a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities (which is referred to as SEAS) with The Depository Trust Company in respect of ICON ordinary shares (including those issuable as merger consideration pursuant to the merger agreement), and (ii) cause that such composition agreement and SEAS remain in full force and effect as of the closing date.
Section 16 Matters
Prior to the effective time, PRA will take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act, any dispositions of shares of PRA common stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by the merger agreement by each director or officer of PRA who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to PRA immediately prior to the effective time.
Indemnification; Directors’ and Officers’ Insurance
The merger agreement provides that, from and after the effective time, each of ICON and the surviving corporation will, jointly and severally, indemnify and hold harmless each person who is or has been at any time prior to the date of the merger agreement, or who becomes prior to the effective time a director, manager or officer of PRA or any of its subsidiaries or who acts as a fiduciary under any PRA stock plan, in each case, when acting in such capacity (who are collectively referred to as the indemnified parties) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified party is or was an officer, director or manager of PRA or any of its subsidiaries or, while a director, manager or officer of PRA or any of its subsidiaries, is or was serving at the request of PRA or one of its subsidiaries as an officer, director or manager of another person, whether pertaining to any act or omission occurring or existing prior to or at, but not after the effective time and whether asserted or claimed prior to, at or after the effective time, to the fullest extent that PRA would have been permitted to do so by law. Each indemnified party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of ICON and the surviving corporation within 90 days of receipt of ICON or the surviving corporation from the indemnified party of a request therefor, as long as any indemnified party to whom expenses are to be advanced provides prior to any receipt of such advances an undertaking, to the extent required by the DGCL or other applicable law, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such indemnified party is not entitled to indemnification under applicable law. ICON, US HoldCo, and Merger Sub have further agreed that all rights to indemnification, advancement of expenses and exculpation by PRA existing as of the date of the merger agreement in favor of the current or former directors or officers of PRA and its subsidiaries as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of PRA as in effect on the date of the merger agreement will be assumed by the surviving corporation, without further action, at the effective time, and will survive the merger and will continue in full force and effect in accordance with their terms, provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
The merger agreement further provides that, for a period of six (6) years from the effective time, the surviving corporation shall, and ICON shall cause the surviving corporation to, maintain in effect the exculpation, indemnification, and advancement of expenses no less favorable than the provisions of the certificate of incorporation and bylaws of PRA as in effect immediately prior to the effective time with respect to acts or omissions by any indemnified party occurring prior to the effective time, and shall not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnified party; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
ICON has agreed to cause the surviving corporation to obtain and fully prepay as of the effective time, a “tail” insurance policy from an insurance carrier with the same or better credit rating as PRA’s current insurance carrier with respect to directors’ and officers’ liability insurance with a claims period of six (6) years from the effective time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the indemnified parties; provided, however, that in no event will the surviving corporation be required to pay, with respect to the entire six (6)-year period following the effective time, premiums for such insurance which in the aggregate exceed 300% of the aggregate premiums paid by PRA for the period in its most recent fiscal year for such purpose (which is referred to as the maximum premium); provided, further, that if such insurance coverage cannot be obtained at an annual premium equal to or less than the maximum premium, ICON will nevertheless be obligated to provide the greatest coverage, with respect to the entire six (6)-year period following the effective time, as may be obtained for the maximum premium.
In the event that ICON, the surviving corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each such case, ICON will cause proper provision to be made so that the successors and assigns of ICON and the surviving corporation, as the case may be, assume the obligations described in this section.
The indemnification, exculpation and insurance provisions described in this section are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the persons entitled to indemnification or insurance coverage or expense reimbursement, as described in the merger agreement, and his or her heirs and representatives.
Litigation
Each of ICON and PRA has agreed to promptly notify the other party in writing of any claim or legal action against such party or any of its directors or officers (including any class action or derivative litigation) relating, directly or indirectly, to the merger agreement, the merger or other transactions contemplated by the merger agreement, including disclosures made under securities laws and regulations related thereto stockholder litigation. Each of ICON and PRA has agreed (i) to give the other party at such participant’s sole cost and expense the right to review and comment on all material filings or responses to be made by such party and to discuss in advance any material discussions or communications proposed to be held by such party with any third party in connection with any such stockholder litigation (and such party shall in good faith take any comments or feedback provided by the other party into account), and give the other party the opportunity to participate in the defense and settlement of, any such stockholder litigation and (ii) if the other party does not exercise such right to participate, keep such other party reasonably and promptly informed with respect to the status of such stockholder litigation. Each of ICON and PRA has agreed that no compromise or full or partial settlement of any such stockholder litigation will be agreed to by either party without the other party’s prior written consent (which consent must not be unreasonably withheld, conditioned or delayed).
Conditions to the Completion of the Merger
Each party’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:
•	receipt of the required PRA vote and the required ICON vote;
•
the expiration or termination of the waiting periods (and any extension thereof or any agreement with any governmental entity by a party not to consummate the merger) applicable to the merger under the HSR Act and the making of all required filings and obtainment of all required approvals (or expiration or termination of waiting periods) under applicable antitrust laws of certain jurisdictions, in each case free of any burdensome condition;

•	obtainment of certain consents, approvals and other authorizations of governmental entities free of any burdensome condition;
•	the ICON ordinary shares to be issued to PRA stockholders in accordance with the merger agreement having been approved for listing on Nasdaq, subject to official notice of issuance;
•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order with respect thereto;
•
absence of a governmental entity having jurisdiction over any party having enacted, issued, promulgated, enforced, or entered any laws or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the merger, the ICON share issuance, or the other transactions contemplated by the merger agreement;

•	the accuracy of the representations and warranties of the other party as follows:
•
the representation and warranty of such party that there has not been or occurred a material adverse effect must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date;

•
the representations and warranties of such party relating to such party’s capital stock, including with respect to equity awards, must have been true and correct (except for any inaccuracies that are de minimis) as of the date of the merger agreement and must be true as of the closing date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct (other than de minimis inaccuracies));

•
the representations and warranties of such party relating to such party’s good standing and power, charter documents, absence of convertible or restricted securities other than equity awards, authority, non-contravention of organizational documents, board approval, and brokers’ and finders’ fee, must have been true and correct in all material respects as of the date of the merger agreement and must be true and correct as of the closing date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date); and

•
each other representation and warranty of such party set forth in the merger agreement must be true and correct in all respects (without giving effect to any limitation indicated by words such as “material adverse effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of the merger agreement and must be true and correct in all respects as of the closing date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.
•
the performance in all material respects by each party of all obligations and compliance in all material respects with the agreements and covenants in the merger agreement required to be performed by or complied with by it at or prior to the closing date;

•
the receipt by such party of a certificate signed by the chief executive officer or chief financial officer of the other party certifying that the conditions in the two (2) immediately preceding bullets (and any subbullets thereof) have been satisfied; and

•
ICON has in place a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with The Depository Trust Company in respect of the ICON ordinary shares issuable as merger consideration pursuant to the merger agreement, both of which are in full force and effect and are enforceable in accordance with their terms.

Termination of the Merger Agreement
Termination by Mutual Consent
The merger agreement may be terminated at any time prior to the effective time by mutual written consent of ICON and US HoldCo, on the one hand, and PRA, on the other hand.
Termination by Either ICON or PRA
Either ICON and US HoldCo, on the one hand, or PRA, on the other hand, may terminate the merger agreement at any time prior to the effective time if:
•
the merger has not been completed by 11:59 p.m., Eastern Time, on February 24, 2022 (which date is referred to as the end date); provided, however, that (i) in the event the conditions for closing relating to regulatory approvals and absence of injunctions, restraints, or illegality (if the applicable law or order relates to antitrust laws or laws relating to foreign direct investments) shall not have been satisfied on or prior to the end date, but all other closing conditions have been satisfied, or are capable of being satisfied (or have been waived by the party then entitled to give such waiver) on or prior to the end date, then the end date will be extended without further action by the parties until May 24, 2022, and (ii) in the event a legal action is pending such that such closing conditions (if the applicable law or order relates to antitrust laws or laws relating to foreign direct investments) shall not have been satisfied on or prior to the end date as so extended, but all other closing conditions have been satisfied, or are capable of being satisfied (or have been waived by the party then entitled to give such waiver) on or prior to the end date, then the end date will be extended without further action by the parties until the earlier of (x) August 24, 2022, and (y) the date on which such legal action is no longer pending, plus twenty (20) business days; provided, further, that if a party brings any legal action to enforce specifically the performance of the terms and provisions of the merger agreement by any other party, the end date has not yet passed, and the end date occurs during the pendency of such legal action, the end date will be automatically extended by the amount of time during which such legal action is pending, plus twenty (20) business days; provided, further, however, that the right to terminate the merger agreement will not be available to any party whose material breach of any representation, warranty, covenant, or agreement set forth in the merger agreement has been the proximate cause of, or resulted in, the failure of the merger to be consummated on or before the end date;

•
if any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the merger or ICON share issuance, and such law or order has become final and nonappealable; provided, however, that the right to terminate the merger agreement pursuant will not be available to any party whose material breach of any representation, warranty, covenant, or agreement set forth in the merger agreement has been the proximate cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or order;

•
if the merger agreement has been submitted to the PRA stockholders for adoption at a duly convened PRA stockholders meeting and the requisite vote shall not have been obtained at the PRA stockholders meeting (unless such stockholder meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

•
ICON share issuance has been submitted to the shareholders of ICON for approval at a duly convened ICON EGM and the requisite vote shall not have been obtained at the EGM (unless the EGM has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

Termination by ICON and US HoldCo
In addition, ICON and US HoldCo may terminate the merger agreement at any time prior to the effective time, if:
•	prior to the time the required PRA vote is obtained, a PRA adverse recommendation change has occurred (whether or not such PRA adverse recommendation change is permitted by the merger agreement); or
•
there has been a breach of any representation, warranty, covenant, or agreement on the part of PRA set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied, and such breach is incapable of being cured by the end date or, if capable of being cured before the end date, has not been cured by PRA within thirty (30) days after written notice has been given by ICON and US HoldCo to PRA of such breach or failure to perform; provided, that ICON and US HoldCo shall not have the right to terminate the merger agreement if ICON, US HoldCo or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement (it being understood and agreed that if ICON and US HoldCo remedy any such breach, then it may terminate the merger agreement when such breach has been so remedied).

Termination by PRA
In addition, PRA may terminate the merger agreement at any time prior to the effective time, if:
•
prior to the time the required PRA vote is obtained at PRA stockholders meeting, the board of directors of PRA authorizes PRA, to the extent permitted and subject to full compliance with the terms and conditions of the merger agreement, to enter into a definitive agreement in respect of a superior proposal; provided, that PRA shall have paid any applicable amounts due under the merger agreement; and provided further, that in the event of such termination, PRA substantially concurrently enters into such definitive agreement with respect to such superior proposal;

•
prior to the time the required PRA vote is obtained, an ICON adverse recommendation change has occurred (whether or not such ICON adverse recommendation change is permitted by the merger agreement); or

•
if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of ICON, US HoldCo or Merger Sub set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the end date or, if capable of being cured before the end date, has not been cured by ICON, US HoldCo or Merger Sub within thirty (30) days after written notice has been given by PRA to ICON of such breach or failure to perform; provided, that PRA will not have the right to terminate the merger agreement if PRA is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement (it being understood and agreed that if PRA remedies any such breach, then it may terminate the merger agreement when such breach has been so remedied).

Termination Fees
PRA will be required to pay to ICON and US HoldCo a termination fee of $277,000,000 if the merger agreement is terminated:
•	by ICON and US HoldCo due to a PRA adverse recommendation change;
•	by PRA in connection with PRA entering into a definitive agreement in respect of a superior proposal;
•	by ICON and US HoldCo or PRA for a failure to obtain PRA stockholder approval at a time when the merger agreement was terminable by ICON due to a PRA adverse recommendation change;

•
(A) by ICON and US HoldCo due to a terminable breach by PRA or (B) by ICON and US HoldCo or PRA due to a failure to complete to merger by the end date and, in each case of (A) and (B), (1) prior to such termination a PRA takeover proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the PRA board of directors and not publicly withdrawn without qualification at least seven (7) business days prior to such termination (provided that a PRA takeover proposal shall be deemed not to have been publicly withdrawn if a PRA acquisition agreement with respect to such PRA takeover proposal is entered into within the time period set forth in the following clause (2)) and (2) within twelve (12) months following the date of such termination PRA shall have entered into a PRA acquisition agreement with respect to any PRA takeover proposal, or any PRA takeover proposal shall have been consummated (in each case whether or not such PRA takeover proposal is the same as the original PRA takeover proposal made, communicated, or publicly disclosed); or

•
ICON and US HoldCo or PRA due to a failure to obtain PRA stockholder approval and (A) prior to the PRA stockholders meeting a PRA takeover proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to PRA board of directors and not publicly withdrawn without qualification at least seven (7) business days prior to PRA stockholders meeting (provided that a PRA takeover proposal shall be deemed not to have been publicly withdrawn if a PRA acquisition agreement with respect to such PRA takeover proposal is entered into within the time period set forth in the following clause (B)) and (B) within twelve (12) months following the date of such termination PRA shall have entered into a PRA acquisition agreement with respect to any PRA takeover proposal, or any PRA takeover proposal shall have been consummated (in each case whether or not such PRA takeover proposal is the same as the original PRA takeover proposal made, communicated, or publicly disclosed).

PRA will be required to pay ICON and US HoldCo expense reimbursement in an amount of $100,000,000 (excluding any amounts in respect of VAT, if applicable) if the merger agreement is terminated by ICON and US HoldCo or PRA for a failure to obtain PRA stockholder approval.
ICON and US HoldCo will be required to pay to PRA a termination fee of $388,000,000 if the merger agreement is terminated:
•	by PRA due to an ICON adverse recommendation change;
•	by ICON and US HoldCo or PRA due to a failure to obtain ICON shareholder approval at a time when the merger agreement was terminable by PRA due to an ICON adverse recommendation change;
•
(A) by PRA due to a terminable breach by ICON or (B) by ICON or PRA due to a failure to complete to merger by the end date and, in each case of (A) and (B), (1) prior to such termination an ICON takeover proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the ICON board of directors and not publicly withdrawn without qualification at least seven (7) Business Days prior to such termination (provided that an ICON takeover proposal shall be deemed not to have been publicly withdrawn if an ICON acquisition agreement with respect to such ICON takeover proposal is entered into within the time period set forth in the following clause (2)) and (2) within twelve (12) months following the date of such termination ICON shall have entered into an ICON acquisition agreement with respect to any ICON takeover proposal, or any ICON takeover proposal shall have been consummated (in each case whether or not such ICON takeover proposal is the same as the original ICON takeover proposal made, communicated, or publicly disclosed);

•
by ICON and US HoldCo or PRA due to a failure to obtain ICON shareholder approval and (A) prior to the ICON EGM an ICON takeover proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the ICON board of directors and not publicly withdrawn without qualification at least seven (7) business days prior to the ICON EGM (provided that an ICON takeover proposal shall be deemed not to have been publicly withdrawn if an ICON acquisition agreement with respect to such ICON takeover proposal is entered into within the time period set forth in clause (B)) and (B) within twelve (12) months following the date of such termination ICON shall have entered into an ICON acquisition agreement with respect to any ICON takeover proposal, or any ICON takeover proposal shall have been consummated (in each case whether or not such ICON takeover proposal is the same as the original ICON takeover proposal made, communicated, or publicly disclosed).

ICON and/or US HoldCo will be required to pay, or cause to be paid by a subsidiary, to PRA expense reimbursement in an amount of $120,000,000 (excluding any amounts in respect of VAT, if applicable) if the merger agreement is terminated by ICON and US HoldCo or PRA for a failure to obtain ICON shareholder approval.
Except as expressly set forth above, all expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. If any of ICON and US HoldCo or PRA receive a termination fee, then such party will not be entitled to also receive a payment of expense reimbursement; upon payment of any termination fee, any previously paid expense reimbursements shall be credited against the amount of the applicable termination fee. In no event shall any party be entitled to receive more than one payment of the termination fee or more than one payment of the above-described expense reimbursement.
ICON, US HoldCo, Merger Sub and PRA agree that the monetary remedies set forth above and the specific performance set forth below shall be the sole and exclusive remedies of (i) PRA and its subsidiaries against ICON, US HoldCo and Merger Sub and any of their respective former, current or future directors, officers, shareholders, representatives or affiliates for any loss suffered as a result of the failure of the merger to be consummated except in the case of fraud or a willful breach of any covenant, agreement or obligation (in which case only ICON, US HoldCo and Merger Sub shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of ICON, US HoldCo or Merger Sub or any of their respective former, current or future directors, officers, shareholders, representatives or affiliates shall have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated thereby, except for the liability of ICON in the case of fraud or a willful breach of any covenant, agreement or obligation; and (ii) ICON, US HoldCo and Merger Sub against PRA and its subsidiaries and any of their respective former, current or future directors, officers, shareholders, representatives or affiliates for any loss suffered as a result of the failure of the merger to be consummated except in the case of fraud or a willful breach of any covenant, agreement or obligation (in which case only PRA shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of PRA and its subsidiaries or any of their respective former, current or future directors, officers, shareholders, representatives or affiliates shall have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated thereby, except for the liability of PRA in the case of fraud or a willful breach of any covenant, agreement or obligation..
Amendment and Waiver
Any provision of the merger agreement may be amended, supplemented or waived prior to the effective time of the merger if the amendment, supplement, or waiver is in writing and signed by each of ICON, US HoldCo, Merger Sub, and PRA; provided that, following the receipt of the required PRA vote, any amendment shall require further approval by the PRA stockholders and following the required ICON vote, any amendment shall require further approval of the holders of ICON ordinary shares.
At any time prior to the Effective Time, ICON, US HoldCo or Merger Sub, on the one hand, or PRA, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable law, waive compliance with any of the covenants, agreements, or conditions contained in the merger agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
Governing Law
The merger agreement and any proceedings arising out of or related thereto or the transactions contemplated by the merger agreement will be governed by Delaware law, without regard to the conflicts of law rules of such state.
Specific Performance
Each of the parties to the merger agreement agrees that irreparable damage would be caused for which money damages would not be an adequate remedy in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Accordingly, each party agrees that, the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.
Each party to the merger agreement further agrees that: (i) no such party will oppose or raise any objection to the granting of an injunction or specific performance as provided in the merger agreement on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of the merger agreement; and (iii) no other party or any other person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in the merger agreement, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.
Third-Party Beneficiaries
The merger agreement is not intended to confer on any person other than ICON, US HoldCo, Merger Sub, and PRA any rights, benefits, or remedies, except for:
•	from and after the effective time, the right of the PRA stockholders to receive the merger consideration and cash in lieu of fractional ICON ordinary shares, if any;
•	the provisions of the merger agreement relating to indemnification and exculpation from liability for the directors and officers of PRA; and
•	the provisions of the merger agreement relating to the debt financing sources.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On February 24, 2021, ICON entered into a merger agreement with PRA Health Sciences, Inc. (“PRA”), ICON US Holdings Inc., a Delaware corporation and subsidiary of ICON (“US HoldCo”), and Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON and US HoldCo (“Merger Sub”). Upon the terms and subject to the conditions of the merger agreement, Merger Sub will merge with and into PRA (the “merger”), with PRA surviving as a subsidiary of ICON and US HoldCo (the “surviving corporation”). The following unaudited pro forma condensed combined financial information of ICON and PRA is presented to illustrate the estimated effects of the merger, which estimated effects are collectively referred to as adjustments or transaction accounting adjustments.
On February 24, 2021, ICON also entered into a commitment letter for commitments with respect to (i) up to $6.06 billion of loans (the “Bridge Facility”) from certain financial institutions for the purposes of funding a portion of the consideration for the merger, repaying certain indebtedness of PRA and its subsidiaries and paying all or a portion of the transaction costs, and (ii) a senior secured revolving credit facility (the “Revolving Facility”) in aggregate principal amount of up to $300.0 million, also available in Euros and other currencies to be agreed, with a maturity date that is five years after the closing date of such Revolving Facility.
The Unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the merger and the related debt incurrences under the Bridge Facility and Revolving Facility and debt repayments had occurred on December 31, 2020. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2020 is presented as if the merger and the related debt incurrences under the Bridge Facility and Revolving Facility and debt repayments had occurred on January 1, 2020, the beginning of the earliest period presented. The Unaudited Pro Forma Condensed Combined Statements of Operations and Unaudited Pro Forma Condensed Combined Balance Sheet are collectively referred to as the unaudited pro forma financial information. The unaudited pro forma financial information is based on the historical consolidated financial statements of ICON and PRA, and the assumptions and adjustments set forth in the accompanying explanatory notes.
The unaudited pro forma financial information for the merger has been developed from and should be read in conjunction with the ICON audited consolidated financial statements contained in the ICON Form 20-F for the year ended December 31, 2020 and the PRA audited consolidated financial statements contained in the PRA Form 10-K for the year ended December 31, 2020, which are incorporated by reference into this joint proxy statement/prospectus.
For purposes of developing the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, the acquired PRA assets, including identifiable intangible assets, and liabilities assumed have been recorded at their estimated fair values with the excess purchase price assigned to goodwill. The estimated fair values assigned in this unaudited pro forma financial information are preliminary and represent ICON’s current best estimate of fair value and are subject to revision. The unaudited pro forma financial information is provided for informational purposes only and is based on available information and assumptions that ICON believes are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of the combined entity would have been had the merger occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the pro forma financial information.
Upon closing of the merger, each share of PRA common stock will be converted into 0.4125 of one ICON ordinary shares. This exchange ratio will not be adjusted for changes in the market price or number of shares outstanding of either ICON ordinary shares or PRA common stock between the date of signing the merger agreement and completion of the merger.
For purposes of this unaudited pro forma financial information, giving effect to the exchange ratio described above, the estimated aggregate consideration to complete the merger would have been $11.7 billion. This amount was derived based on the 64.54 million shares of PRA common stock (other than Cancelled Shares, Dissenting Shares and Subsidiary-Held Shares) outstanding on December 31, 2020, the cash consideration of $80.00 per share, the exchange ratio and a per share price of $186.00, which represents the closing price of ICON ordinary shares on March 19, 2021. The purchase price also includes the estimated fair value of $340.5 million for PRA equity awards held by employees of PRA that will be exchanged for ICON equity awards and the repayment of $1.3 billion of PRA's indebtedness.

The accounting standards require that the consideration transferred be measured at the date the merger is completed at the then-current market price. This requirement will likely result in a total consideration that is different from the amount presented in this unaudited pro forma financial information. Based on the 64.54 million shares of PRA common stock outstanding as of December 31, 2020 and the exchange ratio, a 10% increase/(decrease) in the per share price of ICON ordinary shares as of March 19, 2021 would result in an $518.9 million increase/(decrease) in the total consideration for the merger, substantially all of which ICON expects would be recorded as an increase/(decrease) in the amount of goodwill. The number of outstanding shares of PRA common stock will change prior to the closing of the merger due to transactions in the normal course of business, including the vesting and/or exercise of outstanding PRA equity awards. This change is not expected to have a material effect on this unaudited pro forma financial information.
Accounting treatment
The merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” with ICON considered the acquirer of PRA. ICON will record assets acquired, including identifiable intangible assets, and liabilities assumed from PRA at their respective fair values at the date of completion of the merger. Any excess of the purchase price (as described under note 3. Preliminary Purchase Consideration of the “ICON Unaudited Pro Forma Condensed Combined Financial Statements - Notes to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [145]) over the net fair value of such assets and liabilities will be recorded as goodwill.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AT DECEMBER 31, 2020
December 31, 2020	ICON Historical	PRA Historical	Reclassifications (See Section 4a)	Transaction Adjustments (See Section 3 & 4)	Notes	Pro Forma Combined Company
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$840,305	$506,303	$—	$(523,268)	3(a), 3(c), 4(f)	$823,340
Available for sale investments	1,729	—	—	—		1,729
Accounts receivable, net	715,271	—	657,972	—		1,373,243
Unbilled revenue	428,684	—	185,933	—		614,617
Accounts receivable and unbilled services, net	—	843,905	(843,905)	—		—
Other receivables	35,394	—	30,262	—		65,656
Prepayments and other current assets	53,477	99,006	(30,262)	(364)	4(f)	121,857
Income taxes receivable	28,118	11,300	—	25,974	4(d), 4(e)	65,392
Total current assets	$2,102,978	$1,460,514	$—	$(497,658)		$3,065,834
Other Assets:
Property, plant and equipment, net	$174,343	$194,620	$—	$—		$368,963
Goodwill	936,257	1,691,007	—	5,544,501	4(c)	8,171,765
Operating right-of-use assets	84,561	178,144	—	—		262,705
Other non-current assets	20,773	36,929	851	(2,677)	3(c)	55,876
Deferred financing fees	—	2,677	(2,677)	—		—
Non-current income taxes receivable	17,230	—	1,826	—		19,056
Non-current deferred tax asset	12,705	14,725	—	4,423	4(f), 4(g)	31,853
Equity method investments	4,534	—	—	—		4,534
Investments in equity-long term	15,765	—	—	—		15,765
Intangible assets	66,460	599,885	—	4,584,145	4(c)	5,250,490
Total Assets	$3,435,606	$4,178,501	$—	$9,632,734		$17,246,841

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AT DECEMBER 31, 2020
(continued)
December 31, 2020	ICON Historical	PRA Historical	Reclassifications (See Section 4a)	Transaction Adjustments (See Section 3 & 4)	Notes	Pro Forma Combined Company
	(in thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$51,113	$56,935	$—	$—		$108,048
Unearned revenue	660,883	—	732,782	(19,000)	4(e)	1,374,665
Accrued expenses and other current liabilities	—	317,183	(317,183)	—		—
Other liabilities	399,769	—	356,814	162,000	4(d)	918,583
Income taxes payable	12,178	3,192	—	—		15,370
Current portion of operating lease liabilities	—	39,631	(39,631)	—		—
Advanced billings	—	732,782	(732,782)	—		—
Current portion of borrowings under credit facilities	—	91,300	—	6,196,400	3(c), 4(f)	6,287,700
Current portion of long-term debt	—	25,000	—	(25,000)	3(c)	—
Total current liabilities	$1,123,943	$1,266,023	$—	$6,314,400		$8,704,366
Other Liabilities:
Non-current bank credit lines and loan facilities	$348,477	$1,158,668	$—	$(1,507,145)	3(c), 4(f)	$—
Non-current operating lease liabilities	60,801	158,983	—	—		219,784
Non-current other liabilities	26,366	52,191	(4,320)	—		74,237
Non-current government grants	838	—	1,106	—		1,944
Non-current income taxes payable	14,539	—	3,214	—		17,753
Non-current deferred tax liability	10,406	63,451	—	1,171,654	4(c), 4(h)	1,245,511
Total Liabilities	$1,585,370	$2,699,316	$—	$5,978,909		$10,263,595

Shareholders' Equity:
Share Capital	$4,580	$645	$—	$1,306	4(i)	$6,531
Additional paid-in capital	617,104	1,137,028	—	4,153,223	3(b), 3(c), 4(i)	5,907,355
Other undenominated capital	1,134	—	—	—		1,134
Accumulated other comprehensive loss	(35,477)	(98,813)	—	99,703	4(i), 4(f)	(34,587)
Retained earnings	1,262,895	440,325	—	(600,407)	4(i), 4(d), 4(f), 4(g)	1,102,813
Total Shareholders’ Equity	$1,850,236	$1,479,185	$—	$3,653,825		$6,983,246
Total Liabilities and Shareholders’ Equity	$3,435,606	$4,178,501	$—	$9,632,734		$17,246,841

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020
December 31, 2020	ICON Historical	PRA Historical	Reclassifications (See Section 4a)	Transaction Adjustments (See Section 3 & 4)	Notes	Pro Forma Combined Company
	(in thousands)
Revenue	$2,797,288	$3,183,365	$—	$(19,666)	4(b), 4(e)	$5,960,987
Costs and expenses:
Direct costs	1,979,883	1,649,001	665,761	21,376	4(b), 4(h)	4,316,021
Reimbursable expenses	—	665,761	(665,761)	—		—
Selling, general and administrative	341,690	453,032	(18,648)	234,862	4(d), 4(h)	1,010,936
Depreciation and amortization	66,126	131,630	—	335,311	4(c)	533,067
Restructuring	18,089	—	—	—		18,089
Transaction-related costs	—	(44,465)	44,465	—	4(k)	—
Loss on disposal of fixed assets	—	317	(317)	—		—
Total costs and expenses	$2,405,788	$2,855,276	$25,500	$591,549		$5,878,113
Income/(loss) from operations	$391,500	$328,089	$(25,500)	$(611,215)		$82,874
Interest income	2,724	—	324	—		3,048
Interest expense	(13,019)	(43,130)	(774)	(255,998)	4(f)	(312,921)
Loss on modification or extinguishment of debt	—	(450)	450	—		—
Foreign currency losses, net	—	(25,499)	25,499	—		—
Other (expense) income, net	—	(1)	1	—		—
Income/(loss) before income taxes expense	$381,205	$259,009	$—	$(867,213)		$(226,999)
Income tax (expense)/credit	(47,875)	(61,966)	—	172,511	4(g)	62,670
Income before share of earnings from equity method investments	$333,330	$197,043	$—	$(694,702)		$(164,329)
Share of equity method investments	(366)	—	—	—		(366)
Net Income/(loss)	$332,964	$197,043	$—	$(694,702)		$(164,695)
Net income attributable to noncontrolling interest	(633)	—	—	—		(633)
Net income/(loss) attributable to the Group	$332,331	$197,043	$—	$(694,702)		$(165,328)
Net income/(loss) per Ordinary Share attributable to the Group
Basic	6.20				4(j)	$(2.15)
Diluted	6.15				4(j)	$(2.15)
Weighted average number of ordinary shares outstanding:
Basic	52,859,911				4(j)	78,992,611
Diluted	53,283,585				4(j)	78,992,611

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Description of Merger
On February 24, 2021, ICON entered into a merger agreement with PRA, US HoldCo, and Merger Sub. Upon the terms and subject to the conditions of the merger agreement, Merger Sub will merge with and into PRA, with PRA surviving as a subsidiary of ICON and US HoldCo.
Pursuant to the merger agreement, at the effective time of the merger (the “effective time”), each share of PRA common stock issued and outstanding immediately prior to the effective time (other than any cancelled shares, any dissenting shares and any subsidiary-held shares), will be converted into the right to receive (i) from ICON, 0.4125 of one ICON ordinary share (the “share consideration”) and (ii) from ICON and US HoldCo, $80.00 in cash, without any interest thereon (the “cash consideration”, together with the share consideration, the “merger consideration”).
On February 24, 2021, ICON also entered into a commitment letter for commitments of up to $6.06 billion of loans from certain financial institutions for the purposes of funding a portion of the consideration for the merger, repaying certain indebtedness of PRA and its subsidiaries and paying all or a portion of the transaction costs.
Furthermore, all of PRA’s outstanding share-based compensation will be replaced with similar ICON awards as described in the introductory note to section beginning on page [145] and the section entitled “The Merger Agreement—Treatment of PRA Equity Awards” beginning on page [15].
2. Basis of Presentation
The unaudited pro forma financial information was prepared by accounting for the merger using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” which is referred to as ASC 805, and is derived from the audited historical financial statements of ICON and PRA.
The unaudited pro forma financial information has been prepared by ICON in accordance with SEC Regulation S-X Article 11. The unaudited pro forma financial information is not necessarily indicative of what ICON’s consolidated statements of operations or consolidated balance sheet would have been had the merger been completed as of the dates indicated or will be for any future periods. The unaudited pro forma financial statements do not purport to project the future financial position or results of operations of ICON following the completion of the merger. The unaudited pro forma financial information reflects transaction adjustments management believes are necessary to present fairly ICON’s pro forma results of operations and financial position following the closing of the merger as of and for the periods indicated. The transaction adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report ICON’s financial condition and results of operations as if the merger was completed.
The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures,” which is referred to as ASC 820. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.
The determination of the fair value of the identifiable assets of PRA and the allocation of the estimated consideration to these identifiable assets and liabilities is preliminary and is pending finalization of various estimates, inputs and analyses. Since this unaudited pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the merger, the actual amounts eventually recorded for the purchase accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.
The initial allocation of the preliminary estimated consideration in this unaudited pro forma financial information is based upon the estimated value of the consideration as of March 19, 2021.
At this preliminary stage, the estimated identifiable finite lived intangible assets include customer relationships, order backlog, tradenames, database and technology assets. Goodwill represents the excess of the estimated purchase price over the estimated fair value of PRA’s identifiable assets and liabilities, including the fair value of the estimated identifiable finite assets described above. Goodwill will not be amortized but will be subject to periodic impairment testing. The goodwill balance shown in the unaudited pro forma financial information is preliminary and subject to change as a result of the same factors affecting both the estimated consideration and the estimated fair value of identifiable assets and liabilities acquired. The goodwill balance represents the combined company’s expectations of the strategic opportunities available to it as a result of the merger, as well as other synergies that will be derived from the merger.
Upon consummation of the merger and the completion of a formal valuation study, the estimated fair value of the employee equity awards replaced, and fair value of the acquired assets and liabilities will be updated, including the estimated fair value and useful lives of the identifiable intangible assets and allocation of the excess purchase price, if any, to goodwill. The calculation of goodwill and other identifiable intangible assets could be materially impacted by changing fair value measurements caused by the volatility in the current market environment. Under ASC 805, transaction costs related to the merger are expensed in the period they are incurred. Total transaction related costs incurred by ICON and PRA in connection with the merger are estimated to be approximately $137.0 million. The transaction costs incurred by ICON and PRA are reflected as a liability in the Unaudited Pro Forma Condensed Combined Balance Sheet. The total amount is reflected as an expense in the Unaudited Condensed Combined Statement of Operations for the year ended December 31, 2020. These costs are non-recurring.
The unaudited pro forma financial information does not reflect the following items:
•	the impact of any potential revenues, benefits or synergies that may be achievable in connection with the merger or related costs that may be required to achieve such revenues, benefits or synergies;
•	changes in cost structure or any restructuring activities as such changes, if any, have yet to be determined;
•
expenses related to those employees and executives who may not be retained in the same roles after the merger, where such agreements have not been reached at the date of this joint proxy statement/prospectus. These expenses may include both cash and equity payments, and which amounts could be substantial. These amounts will be reflected once agreements are reached with those employees or executives; and

•
any expenses related to equity awards with triggers that accelerate vesting upon termination of the relevant employee where contractual arrangements for termination with said employees have not been reached at the date of this joint proxy statement/prospectus. Such expenses may be incurred in future periods and could be material.

3. Preliminary Purchase Consideration
The fair value of the merger consideration, or the purchase price, in the unaudited pro forma financial information is estimated to be approximately $11.7 billion. This amount was derived based on the 64.54 million shares of PRA common stock (other than cancelled shares, dissenting shares and subsidiary-held shares) outstanding on December 31, 2020, the cash consideration of $80.00 per share, the exchange ratio and a per share price of $186.00, which represents the closing price of ICON ordinary shares on March 19, 2021. The actual number of ICON ordinary shares issued to PRA stockholders upon closing of the merger will be based on the actual number of shares of PRA common stock outstanding when the merger closes, and the valuation of those shares will be based on the per share price of ICON ordinary shares at that time. PRA equity awards outstanding whether or not vested or exercisable will be converted into ICON equity awards after giving effect to the exchange ratio. The terms of these awards, including vesting provisions, will be consistent to those of the historical PRA equity awards. The fair value of PRA equity awards attributable to pre-combination service that will be assumed by ICON upon completion of the merger will be considered part of the purchase price. Accordingly, the purchase price includes estimated fair values for PRA equity awards of $340.5 million.
On the closing date, certain existing indebtedness of PRA or its subsidiaries shall be repaid in connection with the merger. For purposes of the Unaudited Pro Forma Condensed Combined Balance Sheet, based on the amounts of PRA debt reflected as outstanding on the PRA balance sheet as of December 31, 2020, which is assumed to be the closing date for the unaudited pro forma condensed combined balance sheet, a total of $1,278.8 million was estimated to be repaid, comprising short-term debt of $116.3 million and long-term debt of $1,162.5 million (as adjusted for deferred financing fees). Amounts outstanding under the various PRA financing arrangements could change between the date of the PRA balance sheet as of December 31, 2020 used for purposes of these unaudited pro forma condensed combined financial information and the closing date. Accordingly, the amount of PRA debt actually repaid on the closing date could be different from the amount estimated to be repaid as of December 31, 2020.

The estimated preliminary purchase price is calculated as follows (all amounts in USD millions, except per share data):
Outstanding shares of PRA common stock as at December 31, 2020 (shares in millions)	64.54
Exchange ratio	0.4125
ICON ordinary shares to be issued (shares in millions)	26.62
Price per share as of March 19, 2021	$186.00
Fair value of ICON ordinary shares to be issued ($’millions)	$4,951.7
Fair value of PRA equity awards exchanged for ICON equity awards ($’millions)	$340.5
Total equity consideration (including exchange of equity awards) ($’millions)	$5,292.2

Cash consideration to PRA stockholders ($'millions)	$5,163.1
Estimated repayment of PRA’s debt as of December 31, 2020 ($’millions)	$1,278.8
Total cash consideration (including debt repayment) ($’millions)	$6,441.9

Merger consideration ($’millions)	$11,734.1
An increase of 10% in the price of ICON ordinary shares would result in a $518.9 million increase in the estimated value of the consideration, and correspondingly, in the estimated value of goodwill. A decrease of 10% in the price of ICON ordinary shares would result in a $518.9 million decrease in the estimated value of the consideration, and correspondingly, in the estimated value of goodwill.
3a. Cash consideration
The cash consideration to acquire PRA is estimated at $5,163.1 million. This represents the cash element of the total purchase price being $80.00 per share based on 64.54 million shares of PRA common stock (other than cancelled shares, dissenting shares and subsidiary-held shares) outstanding on December 31, 2020.
3b. Share consideration
The share consideration to acquire PRA is estimated at $4,951.7 million. This represents the share based element of the total purchase price based on 64.54 million shares of PRA common stock (other than cancelled shares, dissenting shares and subsidiary-held shares) outstanding on December 31, 2020, the exchange ratio of 0.4125 and a per share price of $186.00, which represents the closing price of ICON ordinary shares on March 19, 2021.
3c. Other consideration
The additional consideration to acquire PRA represents the estimated fair value of PRA equity awards at December 31, 2020 exchanged for ICON equity awards of $340.5 million and the estimated costs of $1,278.8 million associated with the repayment of PRA’s debt (as adjusted for deferred financing costs) as of December 31, 2020.
Preliminary allocation of the purchase price
The following table presents the preliminary allocation of the purchase price to the assets to be acquired and liabilities to be assumed in the merger:
Assets acquired:	$'000
Cash and cash equivalents	506,303
Accounts receivable and unbilled services, net	843,905
Other current assets and receivables	115,246
Property and equipment	194,620
Operating lease right-of-use assets	178,144
Goodwill	7,235,508
Other identifiable intangibles	5,184,030
Other non-current assets	53,346
Liabilities assumed
Accounts payable	(56,935)
Other liabilities	(360,006)
Unearned revenue	(713,782)

Non-current operating lease liabilities	(158,983)
Non-current other liabilities	(52,191)
Non-current deferred tax liability	(1,235,105)
Net assets acquired	$11,734,100
Upon completion of the fair value assessment following the merger, ICON anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed within a one year measurement period from the acquisition date will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill, which could be material.
With the exception of the fair value adjustments detailed in Section 4. Merger-related Transaction Adjustments, the fair value of assets acquired and liabilities assumed is deemed to equal PRA’s historical carrying value due to either the liquid nature or short duration of the asset or liability, or based upon overall immateriality to the purchase price allocation.
4. Merger-related Transaction Adjustments
The unaudited pro forma financial information reflects the following adjustments related to the merger:
Pro Forma Unaudited Condensed Combined Balance Sheet as of December 31, 2020
	PPA	Notes	Financing	Notes	Other	Notes	Total Transaction Adjustments
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$(6,441,898)	3(a), 3(c)	$5,918,630	4(f)			$(523,268)
Available for sale investments							—
Accounts receivable, net							—
Unbilled revenue							—
Accounts receivable and unbilled services, net							—
Other receivables							—
Prepayments and other current assets			(364)	4(f)			(364)
Income taxes receivable	4,940	4(e)			21,034	4(d)	25,974
Total current assets	$(6,436,958)		$5,918,266		$21,034		$(497,658)
Other Assets:
Property, plant and equipment, net							—
Goodwill	5,544,501	4(c)					5,544,501
Operating right-of-use assets							—
Other non-current assets	(2,677)	3(c)					(2,677)
Deferred financing fees							—
Non-current income taxes receivable							—
Non-current deferred tax asset	1,692	4(g)	2,731	(4f)			4,423
Equity method investments							—
Investments in equity-long term							—
Intangible assets	4,584,145	4(c)					4,584,145
Total Assets	$3,690,703		$5,920,997		$21,034		$9,632,734

	PPA	Notes	Financing	Notes	Other	Notes	Total Transaction Adjustments
	(in thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable							—
Unearned revenue	(19,000)	4(e)					(19,000)
Accrued expenses and other current liabilities							—
Other liabilities					162,000	4(d)	162,000
Income taxes payable							—
Current portion of operating lease liabilities							—
Advanced billings							—
Current portion of borrowings under credit facilities	(91,300)	3(c)	6,287,700	4(f)			6,196,400
Current portion of long-term debt	(25,000)	3(c)					(25,000)
Total current liabilities	$(135,300)		$6,287,700		$162,000		$6,314,400
Other Liabilities:
Non-current bank credit lines and loan facilities	(1,158,668)	3(c)	(348,477)	4(f)			(1,507,145)
Non-current operating lease liabilities							—
Non-current other liabilities							—
Non-current government grants							—
Non-current income taxes payable							—
Non-current deferred tax liability	1,171,654	4(c), 4(h)					1,171,654
Total Liabilities	$(122,314)		$5,939,223		$162,000		$5,978,909
Shareholders' Equity:							—
Share Capital	1,306	4(i)					1,306
Additional paid-in capital	4,153,223	4(i), 3(b), 3(c)					4,153,223
Other undenominated capital							—
Accumulated other comprehensive loss	98,813	4(i)	890	4(f), 4(i)			99,703
Retained earnings	(440,325)	4(i)	(19,116)	4(f), 4(i)	(140,966)	4(d), 4(g), 4(i)	(600,407)
Total Shareholders’ Equity	$3,813,017		$(18,226)		$(140,966)		$3,653,825
Total Liabilities and Shareholders’ Equity	$3,690,703		$5,920,997		$21,034		$9,632,734

Pro Forma Unaudited Condensed Combined Statement of Operations for the year ended December 31, 2020
	PPA	Notes	Financing	Notes	Other	Notes	Total Transaction Adjustments
	(in thousands)
Revenue	$(19,000)	4(e)			$(666)	4(b)	$(19,666)
							—
Costs and expenses:							—
							—
Direct costs					21,376	4(b), 4(h)	21,376
Reimbursable expenses							—
Selling, general and administrative					234,862	4(d), 4(h)	234,862
Depreciation and amortization	335,311	4(c)					335,311
Restructuring							—
Transaction-related costs							—
Loss on disposal of fixed assets							—
Total costs and expenses	$335,311		$—		$256,238		$591,549
							—
Income/(loss) from operations	$(354,311)		$—		$(256,904)		$(611,215)
Interest income							—
Interest expense			(255,998)	4(f)			(255,998)
Loss on modification or extinguishment of debt							—
Foreign currency losses, net							—
Other (expense) income, net							—
Income/(loss) before income taxes expense	$(354,311)		$(255,998)		$(256,904)		$(867,213)
Income tax credit/(expense)	92,120	4(g)	48,824	4(g)	31,567	4(g)	172,511
							—
Income/(loss) before share of earnings from equity method investments	$(262,191)		$(207,174)		$(225,337)		$(694,702)
Share of equity method investments							—
							—
Net Income/(loss)	$(262,191)		$(207,174)		$(225,337)		$(694,702)
Net income/(loss) attributable to noncontrolling interest							—
Net income attributable to the Group	$(262,191)		$(207,174)		$(225,337)		$(694,702)

4a. Reclassifications and conforming accounting policies
ICON reviewed the significant accounting policies between ICON and PRA, and identified accounting adjustments that would be required in connection with adopting uniform policies. The review performed by ICON involved a review of PRA’s publicly disclosed summary of significant accounting policies, including those disclosed in PRA’s Annual Report on Form 10-K for the year ended December 31, 2020 and preliminary discussion with PRA management regarding PRA’s significant accounting policies to identify material adjustments. While ICON expects to engage in additional discussion with PRA’s management and continues to evaluate the impact of PRA’s accounting policies on its historical results after completion of the merger, ICON’s management does not believe there are any differences in the accounting policies of PRA and ICON that will result in material adjustments to ICON’s consolidated financial statements as a result of conforming PRA’s accounting policies to those of ICON.
Certain reclassifications have been made to amounts in the PRA statement of operations and balance sheet to conform to ICON’s presentation:
Pro Forma Unaudited Condensed Combined Balance Sheet as of December 31, 2020:
Reclassification of $658.0 million from Accounts receivable and unbilled services, net to Accounts receivable, net
Reclassification of $185.9 million from Accounts receivable and unbilled services, net to Unbilled revenue
Reclassification of $30.3 million from Prepayments and other current assets to Other receivables
Reclassification of $1.8 million from Other non-current assets to Non-current income taxes receivable
Reclassification of $732.8 million from Advance billings to Unearned revenue
Reclassification of $39.6 million from Current portion of operating lease liabilities to Other liabilities
Reclassification of $317.2 million from Accrued expenses and other current liabilities to Other liabilities
Reclassification of $2.7 million from Deferred financing fees to Other non-current assets
Reclassification of $1.1 million from Non-current other liabilities to Non-current government grants
Reclassification of $3.2 million from Non-current other liabilities to Non-current income taxes payable
Pro Forma Unaudited Condensed Combined Statement of Operations for the year ended December 31, 2020:
Reclassification of $665.8 million from Reimbursable expenses to Direct costs
Reclassification of $44.5 million from Transaction related costs to Selling, general and administrative
Reclassification of $0.3 million from Loss on disposal of fixed assets to Selling, general and administrative
Reclassification of $0.8 million from Loss on modification or extinguishment of debt to Interest expense
Reclassification of $0.3 million from Loss on modification or extinguishment of debt to Interest income
Reclassification of $25.5 million from Foreign currency losses, net to Selling, general and administrative
Reclassification of $1.0 thousand from Other (expense) income, net to Selling, general and administrative
4b. Eliminations
Adjustment of $0.7 million reduction to revenues and direct costs to eliminate transactions between ICON and PRA for the year ended December 31, 2020. These transactions occurred in the normal course of business at market equivalent terms.
4c. Intangible assets and goodwill
	ICON PLC Historical	PRA Historical	Transaction accounting adjustments	Notes	Pro forma combined
	$’000	$’000	$’000		$’000
Intangible assets	$66,460	$599,885	$4,584,145	(i)	$5,250,490
Goodwill	$936,257	$1,691,007	$5,544,501	(ii)	$8,171,765
Amortization expense	$19,234	$76,300	$335,311	(iii)	$430,845
i.
Reflects the adjustment of historical intangible assets acquired by ICON to their estimated fair values. As part of the preliminary valuation analysis, ICON identified intangible assets, including technology, trade names, order backlog, customer relationships and database assets. The fair value of identifiable intangible assets (excluding the technology assets) is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows. The fair value of the technology assets were determined using a “replacement cost” approach. Since all information required to perform a detailed valuation analysis of PRA’s intangible assets could not be obtained as of the date of this filing, for purposes of these unaudited pro forma condensed combined financial statements, ICON used certain assumptions based on publicly available transaction data for the industry.

ii.	Reflects adjustment to remove PRA’s historical goodwill of $1,691.0 million and record goodwill resulting from the acquisition of $7,235.5 million.
iii.	The following table summarizes the estimated fair values of PRA’s identifiable intangible assets and their estimated useful lives. ICON uses a straight-line method of amortization:

Intangible Assets	Estimated fair value	Estimated useful life in years	Annual amortization expense
	$’000	(years)	$’000
Customer Relationship	$4,156,030	23	$180,697
Order Backlog	$483,000	3	$161,000
Trade names	$288,000	10	$28,800
Database	$180,000	7	$25,714
Technology Assets	$49,000	5	$9,800
Other Intangible Assets	$28,000	5	$5,600
	$5,184,030		$411,611

Historical amortization expense			$(76,300)
Transaction accounting adjustments to amortization			$335,311
These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts ICON will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would result in a corresponding increase or decrease in the balance of goodwill and annual amortization expense of approximately $41.2 million, assuming an overall weighted average useful life of 12.6 years.
Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an adjustment to amortization expense of $335.3 million has been included in the Unaudited Pro Forma Condensed Statement of Operations, being the annual amortization charge above less $76.3 million amortization of purchased intangible assets expensed in the year ended December 31, 2020. The related estimated net decrease to income tax expense for the Unaudited Pro Forma Condensed Statement of Operations is $87.2 million. This adjustment will recur for the life of the underlying assets.
The step up in value of intangible assets of $4,584.1 million has also resulted in the recognition of additional deferred tax liabilities of $1,197.0 million.
4d. Merger related costs
It has been estimated that total transaction and related costs of $137.0 million will be incurred collectively by ICON and PRA in connection with the transaction, which include advisory, legal, valuation and other professional fees. ICON and PRA have not incurred any of these costs in the year ended December 31, 2020. As a result, an adjustment of $120.4 million (net of estimated associated tax benefit of $16.6 million) has been presented in the Unaudited Pro Forma Condensed Statement of Operations within selling, general and administrative expenses/income tax expense and in the Unaudited Pro Forma Condensed Combined Balance Sheet within other liabilities and income taxes receivable. These one-off costs will not have a continuing impact on the results of the combined company.
ICON and PRA have negotiated the terms of a retention/transaction bonus plan whereby up to $25.0 million may be used for retention bonus awards to employees. Up to 50% of these bonuses may be paid at close and the remaining 50% will vest and be payable 6 months or later after the consummation of the transaction (or the employee recipient’s earlier termination without cause). As a result, an adjustment of $20.6 million (net of estimated associated tax benefit of $4.4 million) has been presented in the Unaudited Pro Forma Condensed Statement of Operations within selling, general and administrative expenses/income tax expense and in the Unaudited Pro Forma Condensed Combined Balance Sheet within other liabilities and income taxes receivable. These one-off costs will not have a continuing impact on the results of the combined company.
4e. Unearned revenue
Unearned revenue is adjusted by $19.0 million to reflect the fair value of the assumed performance obligation. The fair value of the assumed performance obligation was estimated using a cost build-up approach. The cost build-up approach is based on a market participant‘s estimate of the costs that will be incurred to fulfill the obligation plus a normal profit margin for the level of effort or assumption of risk by the acquirer after the acquisition date. The unearned revenue adjustment will be recorded as a reduction to revenues over the period that the underlying performance obligation is satisfied which is expected to be less than 12 months. The transaction accounting adjustments to reduce revenue by $19.0 million for the year ended December 31, 2020 reflect the difference between the book value of unearned revenue and the fair value of the assumed performance obligations as they are satisfied, assuming the transaction was consummated on January 1, 2020. The adjustment to unearned revenue also results in a tax benefit of $4.9 million. This one-off adjustment will not have a continuing impact on the results of the combined company.
4f. Financing
To fund transaction-related items, the cash portion of the merger consideration, repayment of existing debt facilities and other one-time costs, ICON is expected to enter into:
1.
a senior secured bridge facility (the “Bridge Facility”) in aggregate principal amount of $6.06 billion, maturing on the date that is 12 months after the earlier of (x) the date that is six months after the date the Commitment Letter is countersigned by ICON and (y) the closing date of such Bridge Facility (the “Initial Maturity Date”); provided that the Initial Maturity Date may be extended by ICON. At the option of ICON, prior to the closing date, the Bridge Facility may be divided into two or more tranches of bridge loans, each allocated to one or more wholly-owned subsidiaries of ICON in either Luxembourg or United States.

2.
a senior secured revolving credit facility (the “Revolving Facility”) in aggregate principal amount of $300.0 million, also available in Euros and other currencies to be agreed. The Revolving Facility will mature on the date that is five years after the closing date of such Revolving Facility.

The proceeds of the bridge loans will be used to finance in part the acquisition, the debt repayment of the Series A and B Senior Notes, any financial indebtedness of PRA and the transaction costs. The proceeds of Revolving Facility will be used by the borrowers for working capital and other general corporate purposes, including the financing of permitted acquisitions and other permitted investments. Revolving facilities may be drawn by way of letters of credit.
Current and non-current interest bearing loans and borrowings have been adjusted as follows based on the sources of funding described above:
(in $ thousands)	Notes	Financing adjustment
Proceeds from the Bridge Facility		$6,060,000
Proceeds from the Revolving Facility		300,000
Debt issuance costs	(i)	(72,300)
Total sources of funding, net of debt issuance costs		$6,287,700
Repayment of Series A and B Senior notes		(350,000)
Elimination of historical unamortized debt issuance costs	(ii)	1,523
Net change in debt		$5,939,223
Presented as:
Current portion of debt adjustment		$6,287,700
Non-current portion of debt adjustment		$(348,477)
i.	In relation to the two facilities, total debt issuance costs amount to $68.5 million and $3.8 million respectively, all payable when signing the facilities.
ii.	ICON’s unamortized debt issuance costs as at December 31, 2020 were $1.5 million in relation to the repaid Senior Notes.
Cash reconciliation	(in $ thousands)
Total sources of funding, net of debt issuance costs (see above)	$6,287,700
Breakage Fee on ICON’s Senior Notes	(19,070)
Repayment of ICON Senior Notes	(350,000)
Net Change in cash and cash equivalents	$5,918,630

The adjustment to retained earnings of $19.1 million in the Pro Forma Condensed Combined Balance Sheet reflects the release of the historical unamortized debt issuance costs for ICON, the release of the existing cash flow hedge reserve and the breakage fee payable upon repayment of the Senior Notes.
Adjustment to retained earnings	Notes	As at 31 December 2020
		(in $ thousands)
Breakage Fee on ICON’s Senior Notes		$19,070
Release of debt issuance costs	(i)	1,887
Release of Cash Flow Hedge reserve	(ii)	890
Tax impact of adjustments outlined above		(2,731)
		$19,116
i.
As mentioned in the table above, unamortized loan fees worth $1.5 million were shown as a reduction to non-current loan facilities. Furthermore, $0.4 million worth of fees had been capitalized under prepayments and other current assets in relation to the undrawn Multicurrency Revolving Facility Agreement, discharged when entering into the Revolving Facility.

ii.
ICON had entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes were fixed. The interest rate hedge was effective in accordance with ASC 815 ‘Derivatives and Hedging’. There was a cash outflow of $0.9 million on maturity in July 2020, representing the realized loss on the interest rate hedge. This had been recorded within Other Comprehensive Income and the unamortized realized loss as at December 31, 2020 was still $0.9 million.

ICON expects to replace some or all of the Bridge Facility prior to the completion of the transaction with longer term financing. There can be no assurance that the permanent financing will be obtained prior to the completion of the transaction and the terms of expected permanent financing are uncertain at this time.
	Year ended 31 December 2020
(in $ thousands)	Average principal	Interest rate	Interest expense
Bridge Facility	6,060,000	2.195% - 2.945%	$186,042
Revolving Facility	300,000	2.195%	6,590
Elimination of interest on ICON’s Series A and B Notes			(13,405)
Elimination of interest on PRA’s debt			(28,990)

Debt issuance cost amortization:
ICON Multicurrency Revolving facility			364
ICON Series A and B Senior Notes			1,523
PRA First Lien Term Loan and Revolving Facility			6,509

Other fees arising on refinancing (incl. discontinuation of hedge relationships)			97,365
Total interest expense adjustment			$255,998
The interest rate under the Bridge Facility will be Adjusted LIBOR plus 2.00%. Such margin will be subject to an increase of 25.0 basis points on each three month anniversary of the closing date of the Bridge Facility. “Adjusted LIBOR” is the London interbank offered rate for dollars, adjusted for statutory reserve requirements for Eurodollar deposits, appearing on the LIBOR01 Page published by Reuters (or otherwise on the Reuters screen) two business days prior to such date, as set at the beginning of each applicable interest period, but in no event less than zero. Additionally, two duration fees equaling to 0.25% of the principal amount outstanding (each) will be due during the course of the bridge loan.
The variable interest rate under the Revolving Facility is the same, with an applicable margin of 200 basis points.
For the purpose of calculating the above interest expense, a three-month U.S. dollar adjusted LIBOR rate of 0.195% estimated as of February 4, 2021 has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the Pro Forma Income Statement by approximately $7.9 million.
In addition to incremental interest charges, ICON has also recorded a transaction adjustment for debt issuance cost amortization for the Bridge Facility, which is expected to take place over the initial 12 months of the borrowing.

The related estimated net decrease to income tax expense for the Unaudited Pro Forma Condensed Combined Statement of Operations is $48.8 million. The actual tax benefit on interest expenses may differ depending on the final allocation of drawdowns among borrower entities in the group, as well as any internal financing required to ensure borrowings are in the appropriate subsidiaries to enable transactions costs to be met as required. Management estimate that a weighted tax benefit of 19% of the total interest expense adjustment reflects a conservative estimate of the value of the tax deductions that will be available in respect of transaction financing. The final tax benefit for such costs may be higher once pre-closing structuring has been finalized.
4g. Income Taxes
Adjustments to record the deferred income tax impact of acquisition accounting adjustments primarily related to intangible assets and to record the current and deferred tax impact of other transaction adjustments.
The incremental deferred income tax liabilities in respect of intangible assets were calculated based on the income tax effect of the step-up in book basis of the net assets of PRA, excluding the amount attributable to goodwill, using an estimated statutory tax rate of 26%.
The income tax expense impact of the transaction adjustments was determined by tax effecting the expected tax treatment of the individual elements of the transaction adjustments in the jurisdictions they are expected to be incurred in, at the estimated statutory tax rate in those jurisdictions. The tax adjustments could change based upon ICON’s final determination of the tax treatment of the individual items and the statutory tax rate in the jurisdictions where the fair values are expected to occur and/or as a result of any changes in legislation prior to closing.
Excluding the impact of all merger accounting, transaction related costs and interest expense adjustments related to the transaction, the underlying effective tax rate of the combined group for the year-ended December 31, 2020 would have been circa 17.2%. Excluding the impact of all adjustments, other than interest expense adjustments, the underlying effective tax rate of the combined group for the year-ended December 31, 2020 would have been circa 15.9%.
4h. Share based compensation
Upon closing of the transaction, each restricted share of PRA common stock that is issued and outstanding will be converted into the right to receive the merger consideration for each such share.
Upon closing of the transaction, each award of time-based restricted stock units that corresponds to a number of shares of PRA common stock (each, a “PRA RSU award”) granted under any PRA equity plan, whether vested or unvested, that is outstanding will be converted into a restricted share unit award corresponding to ICON ordinary shares equal to (i) the number of such PRA restricted stock units, multiplied by (ii) the equity award conversion ratio, rounding down to the nearest whole number of ICON restricted share units. Each PRA RSU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding PRA RSU award as of immediately prior to the effective time.
Upon closing of the transaction, each option to purchase shares of PRA common stock (each, a “PRA stock option”) granted under any PRA equity plan, whether vested or unvested, that is outstanding and unexercised will be converted into an ICON stock option to acquire a number of ICON ordinary shares equal to (i) the number of shares of PRA common stock subject to such PRA stock option as of immediately prior to the effective time, multiplied by (ii) the equity award conversion ratio, rounding down to the nearest whole number of ICON ordinary shares, at an exercise price per ICON ordinary share equal to (x) the exercise price per share of PRA common stock subject to such PRA stock option, divided by (y) the equity award conversion ratio, rounding up to the nearest whole cent. Each PRA stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding PRA stock option as of immediately prior to the effective time.
The portion of the fair value of PRA’s equity awards attributable to pre-combination service that will be assumed by ICON upon completion of the transaction amounts to $340.5 million. An incremental stock-based compensation expense resulting from the step up to fair value of PRA’s share-based compensation instruments which will be replaced with ICON instruments upon consummation of the transaction has been recorded. In addition, in certain situations executives are entitled to acceleration of vesting of their awards. An additional charge of $94.9 million has been recorded in respect of both of these events ($22.0 million recorded in the Direct cost line and $72.9 million recorded in the Selling, general and administrative line).

A deferred tax asset of $25.3 million has been recorded in respect of this step up to fair value. This amount is presented net of related deferred tax liabilities in the Unaudited Pro Forma Condensed Combined Balance Sheet and $10.5 million has been presented in the Unaudited Pro Forma Condensed Combined Statement of Operations as a net decrease to the income tax expense. This tax benefit is lower than the statutory tax rate in the jurisdictions where the employees are located primarily due to the non-deductible nature of certain once off adjustments.
4i. Stockholders' equity
Transaction adjustments to stockholders' equity reflects the following:
i.
the issuance of 26.62 million ICON ordinary shares to PRA stockholders with a fair value of $4,951.7 million and the fair value of PRA equity awards exchanged for ICON equity awards of $340.5 million (recorded in Additional paid-in capital);

ii.	the elimination of the historical equity balances of PRA including share capital, additional paid-in capital, accumulated other comprehensive loss and retained earnings;
iii.
the pro forma reduction in retained earnings of $120.4 million to reflect the estimated merger related fees and expenses expected to be incurred upon completion of the merger ($137.0 million expected to be expensed, net of $16.6 million tax benefit);

iv.
the pro forma reduction in retained earnings of $20.6 million to reflect the estimated retention bonuses expected to be incurred upon completion, and in the 6 month period following the consummation, of the merger ($25.0 million expected to be expensed, net of $4.4 million tax benefit); and

v.	the pro forma reduction in retained earnings of $18.2 million to reflect the estimated post-combination settlement of existing debt facilities.
4j. Earnings/(loss) per share
The pro forma combined basic and diluted earnings / (loss) per share for the year ended December 31, 2020, are calculated as follows (in millions, except per share data):
Year ended December 31, 2020
(in $’millions)
Net income / (loss) attributable to the Group(1)	$(169.85)
Basic weighted average ICON shares outstanding	52.86
PRA shares converted to ICON shares(2)	26.13
Pro forma basic weighted average shares outstanding	78.99
Pro forma basic earnings / (loss) per share	$(2.15)
Pro forma diluted earnings / (loss) per share(3)	$(2.15)
(1)
Net income / (loss) attributable to the Group reflects the loss as presented in the Unaudited Pro Forma Condensed Combined Statement of Operations of $165.3 million for the combined company and also includes ICON's historical adjustment to reflect changes in the redemption amount of ICON’s noncontrolling interest (as required by GAAP) in its subsidiary, MeDiNova, of $4.5 million. This adjustment was only required until the redemption of the noncontrolling interest on March 9, 2020 and will not impact the future earnings per share of the combined company.

(2)
Represents the estimated number of ICON ordinary shares to be issued to PRA stockholders based on PRA’s historical basic and diluted shares outstanding, after giving effect to the exchange ratio, for the year ended December 31, 2020.

(3)
The unaudited pro forma diluted earnings per share for the year ended December 31, 2020 is equal to the unaudited pro forma basic earnings per share due to the pro forma net loss for the combined company, which would cause the impact of share-based awards to be anti-dilutive.

The following equity awards were excluded from the pro forma combined diluted earnings/ (loss) per share computation as their inclusion would have been anti-dilutive due to the reporting of a pro forma net loss for the combined company:
Year ended December 31, 2020
(in $'millions)
ICON equity awards	0.42
PRA equity awards converted to ICON equity awards	0.59
Total equity awards excluded from diluted earnings/ (loss) per share computation	1.01
The weighted average number of ICON ordinary shares used in computing basic earnings per share has been calculated using the weighted average number of ICON ordinary shares issued and outstanding during the period and the number of shares of PRA common stock issued and outstanding as at the period end, giving effect to the exchange ratio established in the merger agreement. For the year ended December 31, 2020, the ICON pro forma basic earnings per share was calculated using 79.0 million weighted average shares, which reflects the 52.9 million weighted average of ICON ordinary shares issued and outstanding for the period and the 63.4 million weighted average of PRA common stock outstanding at December 31, 2020, converted to 26.1 million shares per the merger agreement.
4k. Other non-recurring transactions
Included in Selling, general and administrative in the Unaudited Pro Forma Condensed Combined Statement of Operations is $44.5 million relating to the release of previously accrued contingent consideration associated with PRA’s acquisition of Care Innovations. This one-off release to the Unaudited Pro Forma Condensed Combined Statement of Operations will not have a continuing impact on the results of the combined company.
4l. Other management adjustments
On consummation of the merger of ICON and PRA, the combined company expect to achieve run-rate cost synergies of $150.0 million. The full phasing of these synergies remains under review and, as such, no management adjustment for synergies has been reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations or Unaudited Pro Forma Condensed Combined Balance sheet. Once the full amount of these synergies are achieved, they are expected to have a continuing impact on the results of the combined company. The achievement of the full amount of the stated synergies is dependent on a number of judgements and assumptions and it has yet to be fully determined whether all of the synergies identified by management can be achieved. Management has made their best estimate of the expected synergies to be achieved on consummation of the merger but actual synergies may significantly differ from those stated above.
Comparative Stock Prices and Dividends
Stock Prices
ICON ordinary shares is currently traded on the Nasdaq under the symbol “ICLR” and PRA common stock is currently listed on Nasdaq under the ticker symbol “PRAH”. The table below sets forth, for the periods indicated, the per share high and low sales prices for ICON and PRA as reported on Nasdaq. Numbers have been rounded to the nearest whole cent.

Annual information for the past five calendar years
	ICON (in US$)		PRA (in US$)
	High	Low	High	Low
2020	$215.29	$104.28	$126.66	$58.67
2019	$172.45	$118.10	$115.50	$82.12
2018	$155.33	$101.22	$121.98	$79.20
2017	$124.48	$74.30	$92.00	$54.08
2016	$85.74	$62.31	$60.96	$35.60
Quarterly information for the past two years and subsequent quarters
	ICON (in US$)		PRA (in US$)
	High	Low	High	Low
2021
First Quarter (through March 19)	$223.62	$168.76	$155.00	$119.90
2020
Fourth Quarter	$215.29	$177.52	$126.66	$95.84
Third Quarter	$199.83	$166.66	$109.52	$93.00
Second Quarter	$173.77	$127.00	$113.32	$71.46
First Quarter	$178.99	$104.28	$113.10	$58.67
2019
Fourth Quarter	$172.45	$138.50	$112.13	$92.13
Third Quarter	$165.14	$145.33	$107.40	$92.16
Second Quarter	$154.40	$128.52	$112.18	$85.00
First Quarter	$147.31	$118.10	$115.50	$82.12
The above table shows only historical data. The data may not provide meaningful information to PRA stockholders in determining whether to adopt the merger agreement. PRA stockholders are urged to obtain current market quotations for PRA common stock and ICON ordinary shares and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus, when considering whether to adopt the merger agreement.
The following table presents the closing price per share of ICON ordinary shares and of PRA common stock on Nasdaq on (i) February 23, 2021, the last full trading day prior to the public announcement of the signing of the definitive agreement, and (ii) [  ], 2021, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of PRA common stock, which was calculated by multiplying the closing price of ICON on Nasdaq on those dates by the exchange ratio and adding the cash consideration.
Date	ICON (in US$)	PRA (in US$)	Equivalent value of merger consideration per share of PRA common stock based on price of ICON on Nasdaq (in US$)
February 23, 2021	$208.62	$127.73	$166.06
[ ], 2021
PRA stockholders will not receive the merger consideration until the transaction is completed, which may occur a substantial period of time after the PRA special meeting, or not at all. There can be no assurance as to the trading prices of PRA common stock or ICON ordinary shares at the time of the completion of the transaction. The market prices of PRA common stock and ICON ordinary shares are likely to fluctuate prior to completion of the transaction and cannot be predicted. We urge you to obtain current market quotations for both PRA common stock and ICON ordinary shares.

Dividends
ICON currently does not expect to declare dividends on its common stock and have not done so in the past. ICON continues to anticipate that their earnings will be used to provide working capital, to support operations and to finance the growth and development of their business. They may also be used to continue its share repurchase program. Any determination to declare or pay dividends in the future will be at the discretion of its board of directors, subject to relevant laws and dependent on several factors, including its earnings, capital requirements and overall financial condition.
PRA has not declared or paid dividends during 2020, 2019, and 2018. Declaration and payment of any dividend will be subject to the discretion of PRA’s board of directors. The time and amount of dividends will be dependent upon its financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in its debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors its board of directors may consider relevant.

INTERESTS OF ICON’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
In considering the recommendation of the ICON board of directors to vote for the ICON share issuance proposal, ICON shareholders should be aware that ICON’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of ICON shareholders generally and that may create potential conflicts of interest. The ICON board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to ICON shareholders that they vote for the ICON share issuance proposal.
Management of the Combined Company
The combined company will be headquartered in Dublin, Ireland. Following completion of the merger, Dr. Steve Cutler, the current Chief Executive Officer of ICON, will continue to serve as Chief Executive Officer of ICON, and Brendan Brennan, the current Chief Financial Officer of ICON, will continue to serve as Chief Financial Officer of ICON. Dr. Cutler holds 1,750 shares of PRA common stock and, upon completion of the merger, will be entitled to receive merger consideration in respect of such shares.
Board of Directors of the Combined Company
ICON’s constitution provides that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than fifteen (15) nor less than three (3). ICON’s board of directors comprises one (1) executive director and nine (9) outside or non-executive directors at the date of this joint proxy statement/prospectus. Following completion of the merger, Ciaran Murray, the current Chairman of the Board of Directors of ICON, will continue to serve as the Chairman of the Board of Directors, and each of the other current directors of ICON will continue serving as ICON directors immediately after the merger.
Under the merger agreement, ICON has agreed to take all reasonably necessary action to cause, as of the closing, Colin Shannon, the chief executive officer of PRA, and one additional current member of PRA’s board of directors to be mutually agreed, to be appointed to ICON’s board of directors, in each case until the next annual general meeting of ICON, and to nominate such two new directors for re-election to the ICON board at such next annual general meeting of ICON. ICON and PRA expect that, after giving effect to such appointments, ICON’s board of directors will comprise one (1) executive director and eleven (11) outside directors.
Voting by ICON’s Directors and Executive Officers
At the close of business on [•], 2021, directors and executive officers of ICON beneficially owned and were entitled to vote approximately [•] ICON ordinary shares, collectively representing [•]% of the ICON ordinary shares outstanding on [•], 2021. Although none of them has entered into any agreement obligating them to do so, ICON currently expects that all of its directors and executive officers will vote their shares “FOR” the ICON share issuance proposal and “FOR” the ICON adjournment proposal.
For more information regarding the security ownership of ICON directors and executive officers, see Item 6 in ICON’s Annual Report on Form 20-F filed with the SEC on February 24, 2021, which is incorporated into this joint proxy statement/prospectus by reference.

INTERESTS OF PRA’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
In considering the recommendation of the PRA board with respect to the merger proposal and the non-binding compensation advisory proposal, PRA stockholders should be aware that the directors and executive officers of PRA have interests in the merger that may be different from, or in addition to, the interests of PRA stockholders generally. The members of the PRA board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that PRA stockholders approve the merger proposal.
Treatment of PRA Equity Awards
PRA Restricted Stock Awards
At the effective time, each outstanding restricted share of PRA common stock will vest at closing and be converted automatically into the right to receive the merger consideration for each such share.
PRA Restricted Stock Unit Awards
At the effective time, each outstanding restricted stock unit award in respect of PRA common stock, whether vested or unvested, will be assumed by ICON and converted into a number of restricted share units with respect to a number of ICON ordinary shares equal to the product of (i) the number of such PRA restricted stock units and (ii) the equity award conversion ratio (rounded down to the nearest whole number of ICON restricted share units on an award-by-award basis), subject to the same terms and conditions as were applicable to such PRA restricted stock unit award immediately prior to the effective time (including applicable vesting conditions). Consistent with the terms of the PRA restricted stock unit awards for PRA executive officers, such ICON restricted share unit awards will be subject to accelerated vesting upon a “qualifying termination” (as defined in the PRA 2020 Stock Incentive Plan including termination without “Cause” or resignation for enumerated reasons) within 18 months following the effective time of the merger.
PRA Stock Option Awards
At the effective time, each PRA stock option, whether vested or unvested, that is outstanding as of immediately prior to the effective time, will be assumed by ICON and converted into an option to purchase a number of ICON ordinary shares equal to the product of (i) the number of shares of PRA common stock subject to such PRA stock option immediately prior to the effective time and (ii) the equity award conversion ratio (as defined below) (rounded down to the nearest whole number of ICON ordinary shares on an award-by-award basis), with an exercise price equal to the quotient of (x) the exercise price per share of PRA common stock subject to such PRA stock option and (y) the equity award conversion ratio (rounded up to the nearest whole cent), in each case, subject to the same terms and conditions as were applicable to such PRA stock option immediately prior to the effective time (including applicable vesting conditions). Consistent with the terms of the PRA stock option awards for PRA executive officers, these options to purchase ICON ordinary shares will be subject to accelerated vesting upon a “qualifying termination” (as defined in the PRA 2020 Stock Incentive Plan including termination without “Cause” or resignation for enumerated reasons) within 18 months following closing, and will remain exercisable for a period of one (1) year after termination.
Quantification of Payments
For an estimate of the amounts that would be payable to each of PRA’s named executive officers on settlement of their unvested PRA equity awards, see the section entitled “Merger-Related Compensation—Golden Parachute Compensation” below. The estimated aggregate amount that would be payable to PRA’s six (6) non-employee directors in settlement of their PRA restricted stock awards based on their 7,843 currently outstanding unvested awards is $1,142,647. The amount in this paragraph is determined assuming a per share price of PRA common stock of $145.69 (which represents the average closing price of a share of PRA common stock over the first five (5) business days following the first public announcement of the merger).
PRA Executive Employment Agreements
Each of PRA’s executive officers is party to an employment agreement with PRA that provides for enhanced severance benefits in the event that, within 12 months following a “change in control,” the executive officer is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreements), which we refer to as a qualifying termination.

The employment agreements provide that, in the event of a qualifying termination, the executive officer will be entitled to:
•
cash severance in an amount equal to two (2) times the sum of (a) the executive officer’s annual base salary and (b) the executive officer’s “bonus”, payable in a cash lump sum following the qualifying termination on the schedule set forth in the applicable employment agreement; and

•	24 months of company-paid COBRA coverage.
Under the merger agreement, PRA may amend (and is expected to amend) each employment agreement with an executive officer to provide: (i) if ICON does not make an offer of continuing employment to each executive officer on or prior to the earlier of July 1, 2021 and the day that is ten (10) days prior to the closing date on the same terms and conditions as such executive officer’s employment with PRA (including but not limited to annual salary, cash bonus opportunities, long-term incentive opportunities, role/title at ICON and work location), then the executive officer shall have grounds to terminate his employment with PRA for “good reason” under his or her employment agreement and experience a “qualifying termination” for purposes of his outstanding PRA equity awards at closing and (ii) the “bonus” component of any cash severance payable to an executive officer pursuant to his employment agreement in respect of a termination of employment during the one-year period following the merger effective time shall be based on such executive officer’s 2021 target bonus.
The severance payments under the employment agreements are conditioned upon the executive officer executing a general release of claims in favor of PRA. In addition, any payments or benefits payable to the executive officer will be reduced to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code, unless the executive officer would be better off on an after-tax basis receiving all such payments or benefits. Each employment agreement also contains (i) a confidentiality covenant, (ii) non-competition and non-solicitation covenants that apply during the executive officer’s employment with PRA and for one year thereafter, and (iii) for Messrs. Shannon and Bonello, a non-disparagement covenant in favor of PRA, and for Mr. Gaenzle, a mutual non-disparagement covenant.
For an estimate of the value of the payments and benefits described above that would be payable to PRA’s named executive officers upon a qualifying termination in connection with the merger, see the section entitled “Merger-Related Compensation—Golden Parachute Compensation” below.
No Section 280G Golden Parachute Excise Tax Gross-Ups
Neither the executives’ employment agreements, nor any other PRA plan, policy, agreement or arrangement provides any employee, officer or director with the right to a tax “gross-up” payment in connection with any “golden parachute” or other tax liability triggered in connection with the merger.
2021 Long-Term Incentive Awards
On the earlier of June 1, 2021 and the day immediately prior to the closing date, PRA may make grants of PRA restricted stock units (or with the written consent of ICON, grants part in stock options and part in restricted stock units) to its officers in amounts not to exceed certain individual and aggregate limits agreed by the parties under the merger agreement. These awards, which we refer to as the 2021 LTI awards, will have terms and conditions (including vesting and exercisability provisions) that are consistent with the terms and conditions of equity awards historically granted by PRA to its executive officers, including ratable vesting in three (3) annual installments and double trigger accelerated vesting upon a “qualifying termination” (as defined in the PRA 2020 Stock Incentive Plan including termination without “Cause” or resignation for enumerated reasons) within three (3) months prior to and 18 months following the merger effective time. However, the number of restricted stock units granted to a given employee (including the executive officers) will be determined by dividing the total value of the grant in U.S. dollars by $124.9285, which is the volume weighted average price per share of PRA common stock from January 26, 2021 to February 22, 2021. At the effective time of the merger, the restricted stock units granted pursuant to the 2021 LTI awards will convert into ICON restricted share unit awards subject to the same terms and conditions (including vesting) as applied to the PRA 2021 LTI awards. The maximum grant date value of the 2021 LTI awards that may be granted by PRA to each of the named executive officers is as follows: Mr. Shannon, $6,500,000; Mr. Bonello, $1,750,000; and Mr. Gaenzle, $1,750,000.

2021 Compensation Increases
PRA may make base salary and corresponding target cash bonus increases for PRA employees in connection with annual merit increases and promotions in the ordinary course of business substantially consistent with past practice, including the following increased annual base salaries for PRA’s executive officers: Mr. Shannon, $1,150,000; Mr. Bonello, $525,000, and Mr. Gaenzle, $550,000. The target cash bonus opportunities (as a percentage of base salary) remained unchanged for each executive officer from the prior year.
Indemnification and Insurance
Pursuant to the terms of the merger agreement, PRA’s directors and executive officers will be entitled to certain ongoing indemnification and insurance coverage for a period of six (6) years following the effective time of the merger under directors’ and officers’ liability insurance policies from the surviving corporation. This indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page [137].
Continued Directorship
Pursuant to the terms of the merger agreement, ICON has agreed to take all reasonably necessary action to cause, as of the closing, Mr. Shannon and one additional current member of PRA’s board of directors to be mutually agreed to be appointed to ICON’s board of directors until the next annual general meeting of ICON, and to nominate such two (2) new directors for re-election to the ICON board at such next general annual meeting of ICON, as further described in the section entitled “The Merger—Governance of ICON After the Merger” beginning on page [118].
Merger-Related Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of PRA’s named executive officers, that is based on or otherwise relates to the merger and that will or may become payable to the named executive officers at the completion of the merger or on a qualifying termination of employment upon or following the consummation of the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the PRA named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of PRA stockholders.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of PRA’s named executive officers would receive based on the following: (i) the effective time of the merger occurs on September 1, 2021, (ii) each named executive officer experiences a qualifying termination at such time, (iii) the named executive officer’s base salary rate and annual target bonus remain unchanged from that in effect or approved to take effect during 2021 as of the date of this filing, (iv) the PRA equity awards outstanding as of the date hereof (and taking into account any vesting that would occur between the date hereof and September 1, 2021), (v) the closing price of a share of PRA common stock on the completion of the merger is $145.69 (which represents the average closing market price of PRA common stock over the first five (5) business days following the first public announcement of the transaction) and (vi) each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may materially differ from the amounts set forth below. Additional detail regarding the named executive officers’ interests in the merger is provided above under the heading “—Interests of PRA’s Directors and Executive Officers in the Merger” beginning on page [166].

Golden Parachute Compensation
	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Colin Shannon	4,600,000	8,265,701	29,620	12,895,320
Michael Bonello	1,785,000	3,535,763	42,264	5,363,028
Chris Gaenzle	1,870,000	2,792,846	40,128	4,702,974
(1)
The amount shown for each named executive officer consists of a lump sum cash severance payment equal to two (2) times the sum of the executive officer’s annual base salary and target bonus for the 2021 calendar year. Such severance payments are considered to be double-trigger payments, which means that both a change in control, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the named executive officer.

(2)
As described above under the heading “Interests of PRA’s Directors and Executive Officers in the Merger—PRA Executive Employment Agreements” beginning on page [166], PRA stock options and restricted stock units held by the named executive officers are subject to double-trigger vesting and would accelerate and vest upon a qualifying termination under the applicable award agreements. In addition, as described above under the heading “Interests of PRA’s Directors and Executive Officers in the Merger—Treatment of PRA Equity Awards” beginning on page [166], shares of PRA restricted stock (including those held by the PRA named executive officers) will single-trigger vest at the effective time of the merger and holders will receive the cash- and stock-based consideration.

	PRA Restricted Share Awards ($)	PRA Restricted Stock Unit Unit Awards* ($)	PRA Stock Options ($)	Total ($)
Colin Shannon	0	3,055,848	5,209,853	8,265,701
Michael Bonello	0	1,114,091	2,421,672	3,535,763
Chris Gaenzle	0	822,711	1,970,134	2,792,846
*
Restricted stock unit amounts do not include any long-term incentive awards to be granted in respect of fiscal year 2021, as discussed further under the heading “Interests of PRA’s Directors and Executive Officers in the Merger—2021 Long-Term Incentive Awards” beginning on page [167].

(3)
The amounts shown in this column include twenty-four (24) months of continued coverage for each eligible named executive officer and his dependents. Along with the cash payments noted in the first column and the equity award benefits in the second column, these COBRA benefits would be considered double-trigger benefits.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain U.S. federal income tax considerations for beneficial owners of PRA common stock relating to the merger and the ownership and disposition of ICON ordinary shares acquired pursuant to the merger. This discussion applies only to PRA common stock, and ICON ordinary shares received as merger consideration, that is held as a capital asset for U.S. federal income tax purposes (generally, property held for investment), and does not describe all of the U.S. federal income tax consequences that may be relevant to beneficial owners of PRA common stock and ICON ordinary shares in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or to beneficial owners who are subject to special rules, such as:
•	banks or other financial institutions;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	dealers or traders subject to a mark-to-market method of tax accounting with respect to their PRA common stock or ICON ordinary shares;
•
persons holding PRA common stock or ICON ordinary shares as part of a “straddle,” hedge, integrated transaction or similar transaction, or persons deemed to sell such common stock under constructive sale provisions of the Code;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein;
•	holders who are controlled foreign corporations or passive foreign investment companies;
•	regulated investment companies;
•	real estate investment trusts;
•	U.S. Holders (as defined below) that hold their PRA common stock or ICON ordinary shares through a non-U.S. broker or other non-U.S. intermediary;
•	persons required to recognized any item of gross income with respect to PRA common stock or ICON ordinary shares as a result of it being recognized on an applicable financial statement;
•	persons who are subject to the expatriation provisions of the Code;
•	persons who received their PRA common stock in a compensatory transaction;
•	persons who actually and/or constructively own more than 5% of the outstanding PRA common stock at any time during their holding period;
•	pension funds; or
•	tax-exempt entities.
The U.S. federal income tax treatment of partners in a partnership generally will depend on the status of the partners and the activities of the partnership.
This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof. Each of the foregoing is subject to change or differing interpretation, possibly with retroactive effect. This discussion does not take into account any proposed changes in such tax laws and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as estate or gift taxes). Beneficial owners of PRA common stock should consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of PRA common stock, and/or ICON ordinary shares received as merger consideration, that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code (“U.S. Persons”) have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of PRA common stock, and/or ICON ordinary shares received as merger consideration, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS OF PRA COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER AND OWNERSHIP AND DISPOSITION OF ICON ORDINARY SHARES ARISING UNDER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Certain U.S. Federal Income Tax Considerations Related to the Merger
Tax Characterization of the Merger
The merger generally is intended to be treated for U.S. federal income tax purposes: (1) to the extent the merger consideration consists of ICON ordinary shares and cash in lieu of fractional shares (such shares and such cash, the “Equity Consideration”), as a taxable purchase by ICON of a portion of each share of outstanding PRA common stock (the “ICON Purchase”), (2) to the extent of the cash consideration deemed to have been received from US HoldCo (the “US HoldCo Cash Consideration”), as an acquisition by US HoldCo of a portion of each share of outstanding PRA common stock (the “US HoldCo Acquisition”); and (3) to the extent of any cash consideration deemed to have been funded by indebtedness incurred by the surviving corporation (the “Redemption Cash Consideration”), as a taxable redemption by PRA of the remaining portion of each share of outstanding PRA common stock (the “Deemed PRA Redemption”).
While ICON believes that the intended tax treatment discussed above (i.e., a partial purchase of the PRA common stock by ICON (for ICON ordinary shares) and a partial purchase of PRA common stock by US HoldCo (for cash)) should be respected, this position is not entirely free from doubt and the IRS could assert that all of the outstanding common stock of PRA (other than the portion deemed to have been redeemed by PRA) was acquired solely by US HoldCo or, alternatively, solely by ICON. If the IRS were to successfully recharacterize the merger as an acquisition solely by US HoldCo, all of the merger consideration (i.e., the ICON ordinary shares and the cash, as opposed to only the cash) would be subject to possible deemed dividend treatment under Section 304 (as described below under “—The US HoldCo Acquisition”). If the IRS were to successfully recharacterize the merger as an acquisition solely by ICON, a “U.S. Holder” (as defined under “Certain United States Federal Income Tax Considerations”) would be treated as having transferred a portion of each share of its PRA common stock for cash to ICON (a non-U.S. corporation) as opposed to US HoldCo (a U.S. corporation), which recharacterized transfer could, under Section 367(a) of the Code, cause U.S. Holders to recognize gain on such transfer as a taxable sale of such stock in addition to being subject to dividend treatment under Section 304 with respect to the same transfer, resulting in a greater total tax on the merger than if the intended tax treatment were respected.
The remainder of this discussion assumes that the tax characterization of the merger for U.S. federal income tax purposes (as a partial acquisition by ICON, a partial acquisition by US HoldCo and a partial redemption by PRA) will be respected.
a)	The ICON Purchase
With respect to the Equity Consideration, each PRA stockholder should be treated as having sold a portion of each share of PRA common stock held by such PRA stockholder in a taxable sale in which any gain or loss will be recognized.

b)	The US HoldCo Acquisition
The U.S. federal income tax treatment of the US HoldCo Acquisition depends on whether Section 304 of the Code (“Section 304”) applies to the merger. Section 304 will apply to the merger if PRA stockholders are deemed, immediately after the merger to own collectively 50% or more (by vote or value) of the outstanding stock of ICON (taking into account the Equity Consideration issued in the merger).
If Section 304 applies to the merger, certain PRA stockholders that own ICON ordinary shares at the time of the merger (taking into account certain constructive ownership rules under Section 304 and Section 318 of the Code) may be required to treat the US HoldCo Cash Consideration, in its entirety, as a deemed distribution with respect to US HoldCo common stock rather than as the proceeds of a sale or exchange of PRA common stock, regardless of the amount of such PRA stockholder’s gain recognized in the merger. Even if Section 304 were to apply, such dividend treatment generally should apply to any particular PRA stockholder only if the percentage of PRA’s outstanding common stock constructively owned by such stockholder immediately after the merger (through such stockholder’s actual and constructive ownership of ICON ordinary shares immediately after the merger) does not represent a meaningful reduction relative to such stockholder’s actual and constructive equity ownership percentage in PRA’s outstanding common stock immediately prior to the merger. In this regard, as discussed in more detail below, a PRA stockholder generally will be treated as having experienced a meaningful reduction in its percentage ownership of PRA common stock if its percentage ownership (actual and constructive) of PRA common stock decreases by an amount that satisfies either the “substantially disproportionate” test or “not essentially equivalent to a dividend” test under Section 302 of the Code (as modified by Section 304) and the Treasury regulations thereunder.
However, because it is generally impracticable to ascertain the identity of all of the stockholders of a publicly-traded corporation (or the extent to which any identified stockholder constructively owns additional shares under the Code), it will be impracticable to determine whether Section 304 will actually apply to the merger or whether, if Section 304 were to apply, any particular PRA stockholder would qualify for sale (as opposed to dividend) treatment with respect to the cash consideration. Accordingly, ICON intends to assume (both for purposes of withholding (with respect to non-U.S. PRA stockholders) and information reporting to the IRS (with respect to all PRA stockholders)), and other applicable withholding agents are likely to assume (for such purposes) that (1) Section 304 will apply to the merger and (2) dividend treatment (as opposed to sale treatment) will apply with respect to the US HoldCo Cash Consideration received by each PRA stockholder.
If deemed distribution treatment applies, a deemed distribution would be treated as a dividend to the extent of the current and accumulated earnings and profits of US HoldCo and PRA. PRA stockholders and ICON will not be able to determine the extent to which any such dividend will be made out of current and accumulated earnings and profits. Accordingly, PRA stockholders should assume for this purpose that there will be sufficient earnings and profits to treat any deemed distribution in its entirety as a dividend.
PRA stockholders should consult their tax advisors about Section 304, including the possibility of avoiding any adverse tax consequences under Section 304 by selling their PRA common stock in advance of the merger and, if a PRA stockholder decides not to sell its PRA common stock in advance of the merger, the possibility of reporting all of the cash consideration as sale proceeds on the PRA stockholder’s U.S. federal income tax return, and/or seeking a refund of any excess withholding tax from the IRS, if sale (as opposed to dividend) treatment is appropriate in a particular case.
For purposes of determining whether sale (as opposed to dividend) treatment is appropriate with respect to a particular PRA stockholder, the receipt of the US HoldCo Cash Consideration generally will satisfy the “substantially disproportionate” test if the percentage of the outstanding PRA common stock that is actually and constructively owned by such PRA stockholder immediately after the merger (including indirectly as a result of owning stock in ICON and taking into account any ICON ordinary shares actually and constructively owned by such holder prior to the merger, or otherwise acquired in connection with the transaction) is less than 80% of the percentage of the outstanding PRA common stock that such PRA stockholder is deemed actually and constructively to have owned immediately before the merger. Whether the US HoldCo Cash Consideration qualifies for sale treatment under the “not essentially equivalent to a dividend” test will depend on such holder’s particular circumstances. Generally, if there is a “meaningful reduction” in the PRA stockholder’s actual and constructive percentage stock ownership of PRA, the “not essentially equivalent to a dividend” test should be deemed satisfied. The IRS has indicated in a revenue ruling that a minority stockholder in a publicly traded corporation will experience a “meaningful reduction” if the minority stockholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs and (iii) experiences any reduction in its percentage stock interest.
c)	The Deemed PRA Redemption
The Deemed PRA Redemption should be treated as a redemption by PRA of a portion of each share of PRA common stock. As a technical matter each PRA stockholder should be entitled to treat such redemption as a sale of the portion of each share being redeemed (as opposed to a dividend) because, under the attribution rules of Section 318 of the Code, no PRA stockholder should be treated as continuing to own any PRA common stock after the merger.
However, ICON is not yet able to allocate the cash consideration between the Redemption Cash Consideration and the US HoldCo Cash Consideration, and may not be able to do so prior to closing. Accordingly, ICON intends to treat (both for purposes of withholding (with respect to non-U.S. PRA stockholders) and information reporting to the IRS (with respect to all PRA stockholders)), and other applicable withholding agents are likely to treat (for such purposes), all of the cash consideration (other cash in lieu of fractional ICON ordinary shares), including the Redemption Cash Consideration, as subject to dividend treatment.
Following completion of the merger, ICON will disclose on its website (or otherwise make publicly available) ICON’s estimate of the portions of each share of PRA common stock that should be deemed to have been acquired pursuant to the ICON Purchase, the US HoldCo Acquisition and the Deemed PRA Redemption, respectively, and the merger consideration attributable to each such component.
PRA stockholders should consult their tax advisors about the foregoing issues, including the possibility of reporting all of the cash consideration as sale proceeds on the PRA stockholder’s U.S. federal income tax return, and/or seeking a refund of any excess withholding tax from the IRS, if sale (as opposed to dividend) treatment is appropriate in a particular case.
Consequences of the Merger to U.S. Holders of PRA Common Stock
a)	Merger Consideration that Qualifies for Sale Treatment
With respect to each portion of the merger consideration that qualifies for sale treatment (as described in the preceding section), a U.S. Holder generally will recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized with respect to each portion of a share of PRA common stock deemed exchanged therefor and (ii) the U.S. Holder’s adjusted tax basis in such portion (in each case, determined separately for each portion of a share deemed sold).
Any gain or loss described in the preceding paragraph generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in its PRA common stock is more than one year on the closing date of the merger. Long-term capital gains of non-corporate U.S. Holders (including individuals) generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.
A U.S. Holder’s initial tax basis in the ICON ordinary shares it receives in the merger will equal the fair market value of such shares on the date of the merger. A U.S. Holder’s holding period in the ICON ordinary shares it receives in the merger will begin on the day following the merger.
b)	Merger Consideration Subkect to Dividend Treatment
Except as noted below in this section, any portion of the merger consideration subject to dividend treatment (as described above in the preceding section) will be taxable as ordinary income. Although it is unclear what happens to a PRA stockholder’s adjusted tax basis in any portion of a share of PRA common stock the disposition of which is subject to dividend treatment, it is possible that such adjusted tax basis is added to such PRA stockholder’s basis in its ICON ordinary shares received in the merger.
Any portion of the merger consideration treated as a dividend that is received by a corporate U.S. Holder will generally qualify for a 50% dividends received deduction (if certain holding period and other requirements are met), but will also constitute an “extraordinary dividend” within the meaning of Section 1059 of the Code. U.S. Holders of PRA common stock should consult their tax advisors as to the consequences (including basis reduction or immediate gain recognition) of receiving such an “extraordinary dividend” in light of their particular circumstances.

Non-corporate U.S. Holders (including individuals) generally should be eligible for a reduced rate of taxation on any portion of the merger consideration that is treated as a dividend for U.S. federal income taxes (if certain holding period and other requirements are met), but may also be subject to special rules applicable to “extraordinary dividends” under Section 1(h)(11)(D)(ii) of the Code.
Consequences to Non-U.S. Holders of PRA Common Stock
a)	Merger Consideration that Qualifies for Sale Treatment
With respect to any portion of the merger consideration that qualifies for sale treatment (as described above in the preceding section), any gain recognized by a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax unless:
•	the gain is effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States;
•
such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the merger occurs, and certain other requirements are met; or

•
PRA has been a United States real property holding corporation (“USRPHC”) at any time during the lesser of the 5-year period ending on the date of the merger or the applicable Non-U.S. Holder’s holding period in the applicable portion of such share (the “Applicable FIRPTA Period”).

Unless an applicable treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if such Non-U.S. Holder were a U.S. Holder, as described above under “—Consequences to U.S. Holders of PRA Common Stock—Merger Consideration that Qualifies for Sale Treatment.” A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or lower applicable treaty rate) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or lower applicable treaty rate), but may be offset by certain U.S. source capital losses of the Non-U.S. Holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.
While not free from doubt, PRA believes that it has not been and will not be a USRPHC at any time during the Applicable FIRPTA Period. Moreover, even if PRA were a USPRHC at some time during the Applicable FIRPTA Period, because the PRA common stock is traded on an established securities market, any gain would be taxable only in the case of a Non-U.S. Holder that actually or constructively owned more than 5% of the outstanding PRA common stock at some time during the Applicable FIRPTA Period.
A Non-U.S. Holder’s initial tax basis in the ICON ordinary shares received in the merger will equal the fair market value of such shares on the date of the merger. A Non-U.S. Holder’s holding period in the ICON ordinary shares received in the merger will begin on the day after the merger.
b)	Merger Consideration Subject to Dividend Treatment
With respect to any portion of the merger consideration that is subject to dividend treatment (as described above in the preceding section), unless such merger consideration is considered to be effectively connected with the conduct of a trade or business in the United States, U.S. federal withholding tax will apply at a rate of 30% (or a lower applicable treaty rate).
Unless an applicable tax treaty provides otherwise, any dividend considered to be effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal income tax in the same manner as if such Non-U.S. Holder were a U.S. Holder, as described above under “—Consequences to U.S. Holders of PRA Common Stock—Merger Consideration Eligible for Sale or Exchange Treatment.” A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or lower applicable treaty rate) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
FATCA
Sections 1471 to 1474 of the Code and the Treasury regulations thereunder (commonly referred to and referred to herein as “FATCA”) potentially impose a withholding tax of 30% on any payments treated as U.S. source dividends payable to (a) a foreign financial institution (as a beneficial owner or as an intermediary), unless such institution (i) enters into an agreement with the U.S. government (or is required by applicable local law under an intergovernmental agreement with the U.S. government) to collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in some cases, to withhold tax in respect of such payments or (ii) is otherwise exempt from FATCA or (b) a foreign entity (as a beneficial owner or as an intermediary) that is not a financial institution unless such entity (i) provides the withholding agent with a certification that it does not have any substantial U.S. owners or that identifies its substantial U.S. owners or (ii) is otherwise exempt from FATCA. Non-U.S. Holders, and any U.S. Holders that own PRA common stock through a non-U.S. intermediary, should consult their tax advisors regarding the potential applicability of FATCA to them as a result of the merger.
Certain U.S. Federal Income Tax Considerations Related to the Ownership and Disposition of ICON Ordinary Shares Received in the Merger
Possible Application of Section 7874 to ICON
For U.S. federal income tax purposes, a corporation generally is considered to be a domestic corporation (a “U.S. corporation”), which is subject to U.S. federal income tax on its worldwide income, only if such corporation is organized or incorporated under the laws of the United States, any state thereof or the District of Columbia. Accordingly, because ICON is an Irish incorporated entity, it generally would be classified as a non-U.S. corporation for U.S. federal income tax purposes. However, the so-called “anti-inversion rules” of Section 7874 of the Code (“Section 7874”) provide an exception to this general rule under which, as a result of the merger, either (1) ICON might be treated as having become a U.S. corporation for U.S. federal income tax purposes or (2) ICON might remain a non-U.S. corporation for U.S. federal income tax purposes but ICON and its affiliates might become subject to certain adverse U.S. federal income tax rules.
While ICON believes that Section 7874 should not apply to ICON as a result of the merger, due to the factual and legal complexity of Section 7874 and the limited authority interpreting it, there can be no assurance that ICON’s view, if challenged, would be sustained. Moreover, it is possible that a future change in law could expand the scope of Section 7874 on a retroactive basis. The application of Section 7874 to ICON could have a materially adverse impact on the value of (and the U.S. federal income tax consequences of owning) ICON ordinary shares.
Under Section 7874, ICON would be treated, as a result of the merger, as having become a U.S. corporation for U.S. federal income tax purposes only if (1) the PRA stockholders actually or constructively own 80% or more (by vote or value) of the common stock of ICON immediately after the merger by reason of owning PRA common stock prior to the merger (the “80% Ownership Test”) and (2) ICON’s “expanded affiliated group” does not have “substantial business activities” in Ireland.
If the 80% Ownership Test were met and ICON became a U.S. corporation for U.S. federal income tax purposes, ICON would be subject to substantial additional U.S. federal income tax liability. Additionally, in such case, non-U.S. shareholders of ICON would be subject to U.S. federal withholding tax at a rate of 30% (or a lower applicable treaty rate) on any dividends paid by ICON to such shareholders. Regardless of whether Section 7874 applies, ICON would continue to be treated as an Irish tax resident for Irish income tax purposes. Consequently, if ICON were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874, ICON could be liable for both U.S. and Irish income taxes, which could have a material adverse effect on its financial condition and results of operations.
If the 80% Ownership Test were not met but a “60% Ownership Test” (applied in the same manner as the 80% Ownership Test, but substituting “60%” for “80%”) were met, ICON would continue to be treated as a non-U.S. corporation for U.S. federal income tax purposes, but ICON and its affiliates would become subject to certain adverse U.S. federal income tax rules. For example, PRA and its U.S. affiliates, as well as U.S. entities historically owned by ICON, would be prohibited from using their net operating losses, foreign tax credits or other tax attributes to offset any income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the merger or any income received or accrued during such period by reason of a license of any property to a foreign related person. In addition, certain restructuring undertaken by ICON or its affiliates that might otherwise reduce the U.S. federal income tax liability of such entities could be disregarded. Other provisions would require recapture of any transition tax benefits under Section 965 of the Code, expand the application of the base erosion and anti-abuse tax under Section 59A of the Code and prevent any dividend payable to shareholders from qualifying as qualified dividend income under Section 1(h) of the Code. Moreover, Section 4985 of the Code and the

rules related thereto would impose an excise tax on the value of certain PRA equity compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of PRA) at a rate equal to 20%.
The determination of whether the 80% Ownership Test or the 60% Ownership Test will be satisfied is complex and is subject to many factual and legal uncertainties. For example, in determining the percentage of ICON’s outstanding common stock deemed to be owned (actually or constructively) by PRA stockholders immediately after the merger for purposes of Section 7874, several adjustments will be required that will deem the PRA stockholders to have received more ICON ordinary shares than such stockholders actually received, including (1) disregarding any “non-ordinary course distributions” (within the meaning of the applicable regulations) made by PRA during the thirty-six (36) months preceding the merger, including certain dividends and share repurchases, (2) treating any cash consideration received by the PRA stockholders in the merger as if such cash were ICON ordinary shares, to the extent such cash is deemed, directly or indirectly, to have been provided by PRA and (3) disregarding certain ICON ordinary shares held by persons other than the PRA stockholders that were issued during the thirty-six (36)-month period ending on the signing date of the merger.
As noted above, while ICON believes that Section 7874 should not apply to ICON as a result of the merger, there can be no assurance that such view is correct or that a future change in law could not expand the scope of Section 7874 on a retroactive basis. In this regard, (1) prior to the 2020 U.S. presidential election, the Biden campaign announced that, if elected, President Biden would “implement strong anti-inversion regulations and penalties” and (2) one bill recently introduced in Congress that is proposed to have retroactive effect would, if enacted in its current form, pose a significant risk that Section 7874 would cause ICON to become a U.S. corporation as a result of the merger (by reducing the 80% Ownership Test to a 50% ownership test). The application of Section 7874 to ICON could have a materially adverse impact on the value of (and the U.S. federal income tax consequences of owning) ICON ordinary shares.
The remainder of this discussion assumes that Section 7874 will not apply to ICON as a result of the merger.
U.S. Holders
a)	Distributions with Respect to ICON Ordinary Shares
Subject to the passive foreign investment company (“PFIC”) rules discussed below:
The gross amount of any distribution with respect to ICON ordinary shares that is made out of ICON’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as a dividend on the date such distribution is actually or constructively received. Any dividends paid to a corporate U.S. Holder generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.
Any distributions in excess of ICON's current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's basis in its ICON ordinary shares (determined separately for each share), and thereafter as capital gain recognized on a sale or exchange, as described below under “—Sale, Exchange, Redemption or Other Taxable Disposition of ICON Ordinary Shares.” ICON does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution by ICON with respect to its common stock will constitute dividend income.
Dividends received by non-corporate U.S. Holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation (such as ICON) will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Ireland-U.S. tax treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which ICON ordinary shares are listed) will be considered readily tradable on an established securities market in the United States. However, there can be no assurance that ICON ordinary shares will be considered readily tradable on an established securities market in future years.

Subject to certain conditions and limitations, non-U.S. withholding taxes, if any, on dividends paid by ICON may be treated as foreign income taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid by ICON on its ordinary shares generally would be treated as income from sources outside the United States and generally will constitute passive category income. However, because more than 50% of the total combined voting power of all classes of ICON shares entitled to vote or the total value of ICON’s shares may be owned by U.S. Persons (a scenario made more likely by the issuance of the Equity Consideration in the merger), a portion of any dividends received by a U.S. Holder of ICON ordinary shares may be treated as U.S. source dividend income under Section 904(h) of the Code for purposes of calculating a U.S. Holder’s entitlement to U.S. foreign tax credits. However, a U.S. Holder entitled to benefits under the Ireland-U.S. income tax treaty may elect to treat as foreign source income any portion of ICON’s dividends that otherwise would be treated as U.S. source pursuant to the rule described in the preceding sentence, in which event such portion of the ICON dividend must be separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit.
The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors about the desirability of making an election described in the preceding paragraph and regarding the availability of the U.S. foreign tax credit under their particular circumstances.
b)	Sale, Exchange, Redemption or Other Taxable Disposition of ICON Ordinary Shares
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss on any sale or other disposition of a share of ICON ordinary shares in an amount equal to the difference, if any, between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such share. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ICON ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if such holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ICON ordinary shares generally will be treated as U.S. source gain or loss for purposes of the foreign tax credit rules.
c)	PFIC Status
A non-U.S. corporation generally will be considered a PFIC with respect to a taxable year if either 75% or more of its gross income for such year is “passive income” (generally including (without limitation) dividends, interest, certain royalties, certain rents and annuities) or the average percentage of its assets that produce passive income or are held for the production of passive income for such year is at least 50%. We believe that ICON is not currently a PFIC and, based on management’s current projections of ICON’s future income and assets and the manner in which ICON currently intends to manage and conduct its business in the future, that ICON will not become a PFIC in the foreseeable future. However, the PFIC rules are complex and subject to uncertainty (given the limited amount of authority interpreting such rules) and, thus, there can be no assurance that ICON is not currently a PFIC or will not become one in the future. If ICON were treated as a PFIC for any taxable year in which a U.S. Holder held ICON ordinary shares, certain adverse consequences could apply, including a material increase in the amount of U.S. federal income tax that the U.S. Holder would owe, an imposition of U.S. federal income tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements. Moreover, any dividends received by a non-corporate U.S. Holder in any taxable year of ICON in which ICON were determined to be a PFIC or any immediately subsequent taxable year would be ineligible for the preferential tax rate applicable to dividends received from qualified foreign corporations (as described above). U.S. Holders should consult with their tax advisors as to the effect of these rules.
d)	Foreign Asset Reporting
Section 6038D of the Code generally requires individuals who are U.S. residents or citizens (as well as certain entities) to file IRS Form 8938 with their U.S. federal income tax return for each taxable year in which they hold certain specified foreign financial assets, the aggregate value of which exceeds certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in foreign financial institutions, but would also, unless held in accounts maintained by a U.S. financial institution, include ICON ordinary shares. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such form is filed. U.S. Holders should discuss these reporting obligations, and the substantial penalties for non-compliance, with their tax advisors.
Non-U.S. Holders
In general, a Non-U.S. Holder of ICON ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received with respect to ICON ordinary shares or any gain recognized on a sale or other disposition of ICON ordinary shares unless:
•	the dividend or gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States; or
•
in the case of gain only, such Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

Unless an applicable treaty provides otherwise, any dividend or gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. Holder, as described above under “—U.S. Holders.” A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or a lower applicable treaty rate) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or a lower applicable treaty rate), but may be offset by certain U.S. source capital losses of the non-U.S. Holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.
Information Reporting and Backup Withholding
In general, information reporting requirements may apply to U.S. Holders (other than exempt holders, such as corporations) with respect to merger consideration, dividends received with respect to ICON ordinary shares, and the proceeds of a disposition of ICON ordinary shares effected within the United States (and, in certain cases, outside the United States). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number and certify that such holder is not subject to backup withholding (generally on an IRS Form W-9 provided to the applicable withholding agent).
Information returns may be filed with the IRS in connection with, and a Non-U.S. Holder may be subject to backup withholding on, merger consideration, unless such Non-U.S. Holder furnishes the applicable withholding agent with the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption. Dividends paid with respect to ICON ordinary shares and proceeds from the sale or other disposition of ICON ordinary shares received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.
IRISH TAX CONSEQUENCES
Scope of Discussion
The following is a summary of the material Irish tax consequences of the merger to certain beneficial owners of PRA common stock and the ownership and disposal of ICON ordinary shares received upon the consummation of the merger by such owners. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the PRA stockholders or ICON shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this joint proxy statement/prospectus and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.
The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and PRA stockholders or ICON shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the merger and of the acquisition, ownership and disposal of ICON ordinary shares. The summary applies only to PRA stockholders or ICON shareholders who hold their PRA common stock, and will own ICON ordinary shares, as capital assets and does not apply to other categories of stockholders or shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and stockholders or shareholders who acquired their PRA common stock or who have, or who are deemed to have, acquired their ICON ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).
Tax on Chargeable Gains
The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.
PRA stockholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their PRA common stock in connection with a trade carried on by such stockholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their PRA common stock, or on the receipt of ICON ordinary shares and/or cash pursuant to the merger.
Any subsequent disposal of ICON ordinary shares will not be within the charge to Irish chargeable gains tax provided the holder of such shares is not resident or ordinarily resident in Ireland for Irish tax purposes and does not hold his or her shares in connection with a trade carried on by such shareholder through an Irish branch or agency.
An ICON shareholder who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of ICON ordinary shares during the period in which such individual is non-resident.
Stamp Duty
The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.
No stamp duty should be payable on the cancellation of the PRA common stock or the issue of ICON ordinary shares pursuant to the merger.
Irish stamp duty may, depending on the manner in which ICON ordinary shares are held, be payable in respect of transfers of ICON ordinary shares.
Shares held through the Depositary Trust Company (DTC)
A transfer of ICON ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. On the basis that most ICON ordinary shares are expected to be held through DTC, it is anticipated that most transfers of ICON ordinary shares will be exempt from Irish stamp duty.
Shares held outside of DTC or transferred into or out of DTC
A transfer of ICON ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:
•	there is no change in the beneficial ownership of such shares as a result of the transfer; and
•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of ICON ordinary shares held outside of DTC, those PRA stockholders who do not hold their PRA common stock through DTC (or through a broker who in turn holds such shares through DTC) may wish to consult their own tax advisor as to whether they should arrange for the transfer of their PRA common stock into DTC before the merger is consummated.
Withholding Tax on Dividends Paid on ICON Ordinary Shares
As noted elsewhere in this joint proxy statement/prospectus, ICON does not expect to pay any cash dividends for the foreseeable future. To the extent that ICON does make dividend payments (or other returns to shareholders that are treated as “distributions” for Irish tax purposes), it should be noted that such distributions made by ICON will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax, which is referred to in this joint proxy statement/prospectus as “DWT”, currently at a rate of 25%.
For DWT purposes, a distribution includes any distribution that may be made by ICON to its shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, ICON is responsible for withholding DWT prior to making such distribution.
General Exemptions
The following is a general overview of the scenarios where it will be possible for ICON to make payments of dividends without deduction of DWT.
Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from ICON if such shareholder is beneficially entitled to the dividend and is either:
•
a person (not being a company) resident for tax purposes in a Relevant Territory (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, see below);

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;
•
a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

•
a company, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•
a company that is wholly owned, directly or indirectly, by two (2) or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above, ICON has received from the shareholder, where required, the relevant Irish Revenue Commissioners DWT Form(s) prior to the payment of the dividend and such DWT Form(s) remain valid.
For non-Irish resident ICON shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.
ICON shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any ICON shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

LIST OF RELEVANT TERRITORIES FOR THE PURPOSES OF
IRISH DIVIDEND WITHHOLDING TAX (AS OF [ ], 2021)
Albania	Finland	Malaysia	Slovenia
Armenia	France	Malta	South Africa
Australia	Georgia	Mexico	Spain
Austria	Germany	Moldova	Sweden
Bahrain	Ghana	Montenegro	Switzerland
Belarus	Greece	Morocco	Thailand
Belgium	Hong Kong	Netherlands	The Republic Of Turkey
Bosnia & Herzegovina	Hungary	New Zealand	Ukraine
Botswana	Iceland	Norway	United Arab Emirates
Bulgaria	India	Pakistan	United Kingdom
Canada	Israel	Panama	United States
Chile	Italy	Poland	Uzbekistan
China	Japan	Portugal	Vietnam
Croatia	Kazakhstan	Qatar	Zambia
Cyprus	Korea	Romania
Czech Republic	Kuwait	Russia
Denmark	Latvia	Saudi Arabia
Egypt	Lithuania	Serbia
Estonia	Luxembourg	Singapore
Ethiopia	Macedonia	Slovak Republic
Income Tax on Dividends Paid on ICON Ordinary Shares
Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.
An ICON shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability for Irish income tax or the universal social charge on a dividend received from ICON. An exception to this position may apply where such shareholder holds ICON ordinary shares through a branch or agency in Ireland through which a trade is carried on.
An ICON shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or liability for the universal social charge. The DWT deducted by ICON discharges the liability to income tax. An exception to this position may apply where the shareholder holds ICON ordinary shares through a branch or agency in Ireland through which a trade is carried on.
Capital Acquisitions Tax (CAT)
CAT comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of ICON ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because ICON ordinary shares are regarded as property situated in Ireland for Irish CAT purposes as the share register of ICON must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.
CAT is currently levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon: (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children currently have a tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. ICON shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.
There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. PRA STOCKHOLDERS AND ICON SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER AND OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF ICON ORDINARY SHARES.

COMPARISON OF STOCKHOLDERS’ RIGHTS
PRA is incorporated in the State of Delaware and the rights of PRA stockholders are governed by the laws of the State of Delaware, including the Delaware General Corporation Law (the “DGCL”), and by PRA’s certificate of incorporation and bylaws. Upon completion of the merger, PRA stockholders immediately prior to the effective time of the merger will receive ICON ordinary shares and become ICON shareholders.
ICON is a public limited company incorporated under the laws of Ireland, and the rights of the shareholders of ICON are governed by applicable Irish law, including the Irish Companies Act, and by the ICON constitution. Each ICON ordinary share issued to PRA stockholders in connection with the merger will be issued in accordance with, and will carry with it the rights and obligations set forth in, the ICON constitution.
The following is a summary comparison of certain differences between the rights of PRA stockholders under the DGCL, the PRA certificate of incorporation and the PRA bylaws, on the one hand, and the rights that PRA stockholders will have as shareholders of ICON under the Irish Companies Act and the ICON constitution, on the other hand. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. The statements in this section are qualified in their entirety by reference to, and are subject to, the provisions of the PRA certificate of incorporation and PRA bylaws, which have been filed by PRA with the SEC, and the ICON constitution, which has been filed by ICON with the SEC. You are also urged to carefully read the relevant provisions of the DGCL and the Irish Companies Act for a more complete understanding of the differences between being a stockholder of PRA and a shareholder of ICON. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information” beginning on page [217].
The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or Nasdaq listing requirements. Rights and obligations under U.S. federal securities laws generally apply equally to PRA common stock and ICON ordinary shares. See “The Merger Proposal – Governance of ICON after the Merger — Certain exemptions from Nasdaq corporate governance requirements” beginning on page [112] for a discussion of certain exemptions from Nasdaq corporate governance requirement that are available to foreign private issuers.
PRA	ICON
Authorized Capital Stock
The aggregate number of shares that PRA has the authority to issue is 1,100,000,000 shares, consisting of (i) 1,000,000,000 shares of PRA common stock, par value $0.01 per share and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share.

As of the close of business on the PRA record date, there were [•] shares of PRA common stock issued and outstanding and there were no shares of PRA preferred stock issued and outstanding.

ICON’s authorized share capital is €6,000,000 divided into 100,000,000 ordinary shares with a par value of €0.06 per share.

The authorized share capital may be increased or reduced (but not below the number of issued shares) by a simple majority of the votes cast at a general meeting of the shareholders at which a quorum is present (referred to under Irish law as an “ordinary resolution”).

Under Irish law, the directors of a company may issue new shares without shareholder approval once authorized to do so by its constitution or by an ordinary resolution adopted by the shareholders at a general meeting. ICON seeks, and has secured, approval for an ordinary resolution each year at its annual general meeting to issue shares up to an amount equal to 20% of its then issued and outstanding share capital. As of the close of business on the ICON record date, ICON had [•] shares issued and outstanding.

PRA	ICON
Rights of Preferred Stock
The PRA certificate of incorporation adopts the provisions under the DGCL which provide that the PRA board of directors may provide, out of the unissued shares of PRA preferred stock, for one or more series of PRA preferred stock and, with respect to each such series of PRA preferred stock, for the PRA board of directors to fix, without approval of PRA stockholders, the designation, powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof.

Additionally, the number of authorized shares of PRA stock may be increased or decreased (but not lowered below the number of shares then outstanding) and subject to the powers, preferences and rights, and the qualifications, limitations and restrictions for such shares stated in the PRA certificate of incorporation or the certificate of designations relating to a series of preferred stock, may be changed by the affirmative vote of a majority in voting power of the stock of PRA entitled to vote thereon.

No shares of PRA preferred stock were outstanding as of the date of this joint proxy statement/prospectus.

ICON may, by special resolution of its shareholders (a special resolution being one that requires a majority of not less than 75% of the votes cast), create a class of preferred shares.

As of the date of this joint proxy statement/prospectus, there were no ICON preferred shares authorized, issued or outstanding.

Preemption Rights
PRA stockholders do not have preemptive rights to acquire newly issued shares.

Under the DGCL and the PRA certificate of incorporation, capital stock issued by PRA may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to the corporation, in each case, having a value not less than the par value or stated capital of the shares so issued, as determined by the PRA board of directors.

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash, such that shares issued for cash must be offered to existing shareholders of ICON on a pro rata basis to their existing shareholding before shares may be issued to any new shareholders.

ICON seeks, and has secured, approval for a special resolution each year at its annual general meeting to issue shares up to an amount equal to 5 % of its then issued and outstanding share capital without having to apply statutory preemption and for a further 5% where that is in connection with a financing for an acquisition or other capital investment.

Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan.

PRA	ICON
Consolidation, Division and Sub-division
Under the DGCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation.
The ICON constitution provides that ICON may, by ordinary resolution of its shareholders, consolidate and divide its issued share capital into shares of a larger amount, or subdivide its issued share capital into shares of a smaller amount.

Reduction of Share Capital
Under the DGCL, PRA, by resolution of its board of directors, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus the capital associated with certain shares of its stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.

ICON may, by ordinary resolution of its shareholders, reduce its authorized but unissued share capital.

ICON may, by special resolution of its shareholders and subject to the approval of the Irish High Court, reduce or cancel its paid in share capital, any capital redemption reserve fund, any undenominated capital and/or any share premium account in any manner.

Distributions and Dividends
Under the DGCL, the PRA board of directors may declare and pay dividends to the holders of the PRA capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets. Dividends may be paid in cash, in shares of PRA capital stock or in other property.

Under Irish law, ICON is only permitted to make dividends and distributions from its distributable reserves. Distributable reserves means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of ICON are equal to, or in excess of, the aggregate of ICON’s called-up share capital plus undistributable reserves and the distribution does not reduce ICON’s net assets below such aggregate.

Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which ICON’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed ICON’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not ICON has sufficient distributable reserves to fund a dividend or a distribution must be made by reference to the “relevant financial statements” of ICON. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of ICON’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Irish Companies Registration Office (the official public registry for companies in Ireland with which ICON is registered).

The ICON constitution authorizes the directors to pay interim dividends without shareholder approval to the

PRA	ICON

extent they appear justified by profits. The ICON board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

Repurchases and Redemptions
The PRA certificate of incorporation does not contain restriction on repurchases or redemptions of its own shares.

Under the DGCL, PRA may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If PRA were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares.

Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board of directors may determine in its discretion. PRA may not exercise any voting rights in respect to any shares held as treasury shares.

The ICON constitution provides that any ordinary share that ICON has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for purposes of Irish law, the repurchase of shares by ICON may technically be effected as a redemption.

Under Irish law, where ICON redeems its shares it must do so out of distributable reserves or, if ICON proposes to cancel the shares on redemption, the proceeds of a new issue of shares for that purpose.

ICON may also be given authority to purchase its own shares as overseas market purchases on a recognized stock exchange such as Nasdaq or off-market purchases, with such authority to be given by its shareholders at a general meeting. ICON seeks, and has secured, approval for a special resolution each year at its annual general meeting authorizing overseas market purchases of up to 10% of its then issued and outstanding share capital.

Shares must be repurchased out of distributable reserves.

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by ICON at any time must not exceed 10% of the nominal value of the issued share capital of ICON. ICON may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by ICON or reissued subject to certain conditions.

Dividends in Shares / Bonus Issues
PRA may make distributions of capital stock to its stockholders in the form of a stock dividend.
Under the ICON constitution, the shareholders of ICON, on the recommendation of the directors, may resolve to capitalize any amount for the time being standing to the credit of any of ICON’s reserves accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those shareholders of ICON who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions).

PRA	ICON
Lien on Shares, Calls on Shares and Forfeiture of Shares
Under the DGCL, a corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. When the whole of the consideration payable for shares of a corporation has not been paid in full, and the assets of the corporation shall be insufficient to satisfy the claims of creditors, each holder of shares not paid in full shall be bound to pay the unpaid balance due for such shares.

The ICON constitution provides that ICON will have a first and paramount lien on every share for all moneys payable, whether presently due or not, in respect of that ICON share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the constitution of an Irish company limited by shares, such as ICON, and will only be applicable to ICON ordinary shares that have not been fully paid up. The shares to be issued to PRA stockholders in the merger will be fully paid up.

Voting Rights
Each holder of shares of PRA common stock is entitled to one vote for each share of PRA common stock held on all matters properly submitted on which the holders of shares of PRA common stock are entitled to vote.

The PRA bylaws provide that in all matters other than the election of directors, matters presented to PRA stockholders at a meeting at which a quorum is present will be decided by an affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on such matter (unless a different vote is required by law, regulation the PRA certificate of incorporation, the PRA bylaws or the rules of any stock exchange applicable to PRA). Directors are elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Each holder of ICON ordinary shares is entitled to one vote for each ordinary share held by the shareholder on the applicable record date for all matters on which the shareholders are entitled to vote.

Except where a greater majority is required by the Irish Companies Act, any question, business or resolution proposed at any general meeting shall be decided by way of an ordinary resolution of its shareholders. Ordinary resolutions require a simple majority of the votes of ICON shareholders cast at a general meeting at which a quorum is present.

Irish law requires approval of certain matters by special resolution of the shareholders at a general meeting. Special resolutions require a majority of not less than 75% of the shareholder votes cast at a general meeting at which a quorum is present.

Quorum
The PRA bylaws provide that, at any meeting of the PRA stockholders, the presence in person or by proxy of the holders of record of voting power of a majority of the issued and outstanding the shares entitled to vote at the stockholders meeting constitutes a quorum. The PRA bylaws provide that, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter.

If a quorum is not present or represented at any meeting of stockholders, the PRA bylaws provide that either the chairman of the meeting or the holders of a majority in voting power of the shares of PRA stock present in person or by proxy and entitled to vote thereat may adjourn the meeting.

The ICON constitution provides that a quorum for a shareholder meeting shall be three (3) or more shareholders present in person or by proxy entitled to vote upon the business that is being transacted.

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Stockholder Rights Plans
PRA currently has no stockholder rights plan. If the merger is not completed, the PRA board of directors retains the right to adopt a stockholder rights plan at a future date.
ICON currently has no shareholder rights plan in place. Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure.

Stockholder Inspection Rights; Stockholder Lists
Under Section 220 of the DGCL, a stockholder or its agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating the purpose for such inspection (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to such a request within five (5) business days after the demand, the stockholder may apply to the Court of Chancery of the State of Delaware for an order to compel such inspection.

The PRA bylaws provide that a complete list of the PRA stockholders entitled to vote at each meeting of PRA stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of PRA stock registered in the name of each stockholder, must be prepared and made available by PRA at least 10 days before every meeting of PRA stockholders, provided that if the record date is less than ten (10) days before the date of the meeting of PRA stockholders, the list of PRA stockholders will reflect the PRA stockholders entitled to vote as of the tenth day before the date of the meeting of PRA stockholders. The stockholder list is to be provided either: (i) on a reasonably accessible electronic network, provided that the information required to gain access to the list is provided with the notice of the PRA stockholder meeting; or (ii) during ordinary business hours at PRA’s principal place of business. If the meeting of PRA stockholders is held at a place, the stockholder list is to be kept at the place of the PRA stockholder meeting during the meeting and may be examined by any PRA stockholder who is present, and if the meeting PRA stockholders is to be held by means of remote communication, then the stockholder list must also be open to the examination of any PRA stockholder during the whole time of the meeting of PRA stockholders on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting.

Under Irish law, shareholders have the right to:

• receive a copy of the ICON constitution;

• inspect and obtain copies of the minutes of shareholder meetings and resolutions of ICON;

• inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by ICON;

• receive copies of balance sheets and directors’ and auditors’ reports of ICON that have previously been sent to shareholders prior to an annual general meeting; and

• receive balance sheets of any subsidiary of ICON that have previously been sent to shareholders prior to an annual general meeting for the preceding ten (10) years.

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Disclosure of Interests in Shares
Neither the DGCL nor PRA’s governing documents impose any obligation with respect to disclosure by PRA stockholders of their interests in PRA shares.
Under the Irish Companies Act, an ICON shareholder must notify ICON if, as a result of a transaction, the shareholder will be interested in 3% or more of the relevant share capital of ICON; or if, as a result of a transaction, a shareholder who was interested in 3% or more of the relevant share capital of ICON ceases to be so interested. Where a shareholder is interested in 3% or more of the relevant share capital of ICON (i.e., voting shares), any alteration of their interest that brings their total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to ICON.

The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of ICON ordinary share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to ICON within five (5) business days of the alteration of the shareholder’s interests that gave rise to the requirement to notify.

Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in ICON concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, ICON, under the Irish Companies Act, may by notice in writing require a person whom ICON knows or has reasonable cause to believe to be, or at any time during the three (3) years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in ICON’s relevant share capital (i) to indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares of ICON, to give such further information as may be required by ICON, including particulars of such person’s own past or present interests in ICON ordinary shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by ICON on a person who is or was interested in shares of ICON and that person

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fails to give ICON any of the requested information within the reasonable time specified, ICON may apply to the court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Act, the restrictions that may be placed on the shares by the court are as follows:

a) any transfer of those shares, or in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

b) no voting rights shall be exercisable in respect of those shares;

c) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

d) no payment shall be made of any sums due from ICON on those shares, whether in respect of capital or otherwise.

Where the shares in ICON are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

Rights of Dissenting Shareholders
Under the DGCL, a stockholder may exercise appraisal rights to receive payments in cash for the fair value of his or her shares as appraised by the Court of Chancery of the State of Delaware in the event of certain mergers and consolidations in lieu of the consideration otherwise provided thereby. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation (or, in the case of a merger pursuant to Section 251(h) of the DGCL, as of immediately prior to the execution of the agreement of merger), or on the record date with respect to action by written consent, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders. This is sometimes referred to as the “market out” exception to appraisal rights. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation as provided in Section 251(f) of the DGCL.

Notwithstanding the “market out” exception described above, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (1) shares of stock of

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Certain legislation can give dissenting shareholders rights of redress as follows: .

Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as ICON and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein) where that other company is the surviving entity, a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire their shares for cash at a price determined in accordance with the share exchange ratio set out in the acquisition agreement.

A dissenting shareholder in the event of a successful tender for ICON, could by application to the Irish High Court, object to that company using the compulsory minority squeeze out provisions of the Irish Companies Act.

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the surviving or resulting corporation in the applicable merger or consolidation, or depositary receipts in respect thereof, (2) shares of stock or depositary receipts in respect thereof of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (3) cash in lieu of fractional shares or depositary receipts in respect thereof described in clauses (1)-(2) or (4) any combination of clauses (1)-(3). Appraisal rights are also available under the DGCL where the certificate of incorporation so provides.

The PRA certificate of incorporation does not provide for appraisal rights in any additional circumstance other than as required by applicable law.

Shareholder Suits
Generally, PRA may be sued under federal securities law, and under the DGCL, by a stockholder, who may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person or entity may institute and maintain such a suit only if such person or entity was a stockholder at the time of the transaction that is the subject of the suit or if his, her or its shares thereafter devolved upon him, her or it by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go unredressed.

The principal case law in Ireland indicates that to bring a derivative action, a person must first establish a prima facie case (a) that the company is entitled to the relief claimed and (b) that the action falls within one of the five exceptions derived from case law, as follows:

a) where an ultra vires or illegal act is perpetrated;

b) where more than a bare majority is required to ratify the “wrong” complained of;

c) where the shareholders' personal rights are infringed;

d )where a fraud has been perpetrated upon a minority by those in control; or

e) where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong.

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Conduct must relate to the internal management of the company. This is an Irish statutory remedy, and the court can grant any order it sees fit, usually providing for the disposition or transfer of the shares of the relevant shareholder.

Variation of Rights Attaching to a Class or Series of Shares
The PRA bylaws provide that, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter.

As a matter of Irish law, any variation of class rights attaching to the issued ICON ordinary shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Number of Directors
The PRA certificate of incorporation and the PRA bylaws provide that, subject to any rights of holders of preferred stock, and unless the PRA certificate of incorporation fixes the number of directors, the number of directors shall be determined by resolution approved by a majority members of the PRA board of directors. There are currently seven (7) members of the PRA board of directors directors.

The ICON constitution provides that, unless otherwise determined by the shareholders in a general meeting, the number of directors shall not be more than fifteen (15) and not fewer than three (3).

There are currently ten (10) ICON directors.

Term of Office of Directors
The PRA certificate of incorporation provides that, subject to any rights of holders of preferred stock, the directors are divided into three (3) classes of nearly equal size with duly elected directors of each class holding office for three (3) years until such director’s successor is duly elected and qualified at the appropriate meeting of PRA stockholders, subject to a director’s prior resignation, death or removal. Subject to the rights of holders of preferred stock, if the number of directors is changed, any newly created directorships or decrease in directorships will be apportioned among the classes to make all classes as nearly equal in number as is practicable.

The PRA certificate of incorporation provides that if the PRA board of directors designates any series of preferred stock with the power to elect member(s) of the PRA board of directors, the PRA size of the PRA board of directors shall be automatically increased to allow for the appointment of such individual(s) and that, upon the divestiture of the right to elect member(s) of the PRA board of directors, the board shall be decreased by the total number of members of the PRA board of directors such series of preferred stock had the right to appoint and the director(s) elected by the series of preferred stock shall no longer serve as a member of the PRA board of directors.

The ICON constitution provides that at each annual general meeting of ICON one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. Retiring directors are eligible for reappointment at the annual general meeting.

The directors (including any directors holding executive office) to retire by rotation shall be those who have been longest in office since their last appointment or reappointment.

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Filling Vacancies on the Board of Directors
The PRA certificate of incorporation and the PRA bylaws provide that, subject to any rights of holders of preferred stock and except as otherwise provided in the DGCL, any vacancy on the PRA board of directors or any newly created directorship resulting from an increase in the authorized number of directors, will be filled only by a vote of the majority of the directors then in office, although less than a quorum, or by a sole remaining director (if applicable), and not by PRA stockholders. No decrease in the number of authorized directors constituting the PRA board of directors will shorten the term of any incumbent director. A person chosen to fill a vacancy or newly created directorship will hold office until the next election of the class containing the chosen director and until his or her successor is duly elected and qualified.

If ICON, at the annual general meeting at which a director retires by rotation, does not fill the vacancy, the retiring director, if willing to act, shall be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

The shareholders of ICON, by ordinary resolution, may appoint a person to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire.

The directors of ICON may appoint an additional director (subject to the maximum number set out in the ICON constitution) and that director shall hold office until the next annual general meeting where they will be put forward for reappointment.

Cumulative Voting
The PRA certificate of incorporation and bylaws do not provide for cumulative voting.	The ICON constitution does not provide for cumulative voting in director elections or otherwise.
Removal of Directors
The PRA certificate of incorporation and bylaws provide that, subject to the rights of holders of preferred stock with respect to the election of directors, for so long as directors of PRA are divided into classes, a director may be removed from office by the stockholders only for cause and by the affirmative vote of the holders of at least 66 2/3rds % in voting power of the then-outstanding shares of stock of PRA entitled to vote thereon, voting as a single class.

Under the Irish Companies Act, the shareholders may, by an ordinary resolution (with at least 28 days’ notice given to ICON), remove a director from office before the expiration of their term at a meeting held at which the director is entitled to be heard.

In compliance with this provision of the Irish Companies Act, the ICON constitution provides that ICON may remove any director before the expiry of their period of office notwithstanding any other provision of the constitution or any agreement between ICON and such director and may, if thought fit, by ordinary resolution appoint another director in their place. The person appointed shall be subject to retirement at the same time as if he had become a director on the date on which the director in whose place he is appointed was last appointed a director.

Director Nominations by Stockholders
The PRA certificate of incorporation provides that advance notice of stockholder nominations for election of directors to be brought by stockholders before a meeting of stockholders must be given in the manner provided by the PRA bylaws. The PRA bylaws provide that a stockholder must give advance written notice to PRA of a director nomination. The notice must be in writing and in proper form delivered to the corporate secretary by the date not later than ninety (90) days, nor earlier than one hundred twenty (120) days, prior to the anniversary date of the annual meeting for the preceding year, except, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends seventy (70) days after such

The ICON constitution provides that no person other than a director retiring by rotation shall be appointed a director at any annual general meeting unless:

a) they are recommended by the directors; or

b) a draft resolution for the appointment of such person shall have been proposed by a shareholder or shareholders holding not less than 3% of the issued share capital, representing not less than 3% of the total voting rights of all the shareholders who have a right to vote at the meeting, received by ICON in hardcopy form or in electronic form at least 42 days before the meeting to which it relates, and passed at

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anniversary date, notice by the stockholder must be given by no later than ninety (90) days, nor earlier than one hundred twenty (120) days, prior to such annual meeting or, if later, the 10th day following the day of public announcement of the date of such annual meeting was first made. The voting requirements for election of directors are discussed above (see the section entitled “—Term of Office of Directors” beginning on page [183]).

Any stockholder notice relating to the nomination of directors must contain:

• As to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

 ○ the name and address of such stockholder, as they appear on PRA’s books and records and of such beneficial owner;

 ○ the class or series and number of shares of capital stock of PRA which are owned, directly or indirectly, beneficially and of record by such stockholder and such beneficial owner;

 ○ a representation that the stockholder is a holder of record of the stock of PRA at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such nomination;

 ○ a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of PRA stock or other securities of PRA and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of PRA; and

 ○ any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Securities Exchange Act and the rules and regulations promulgated thereunder.

that meeting in compliance with the Irish Companies Act and the constitution.

In the case of a general meeting other than an annual general meeting, no person other than a director retiring by rotation or a person recommended by the directors shall be appointed unless not less than 14 nor more than 30 clear days before the date appointed for the meeting, a draft resolution for the appointment of such person shall have been proposed by a shareholder or shareholders holding not less than 3% of the issued share capital, representing not less than 3% of the total voting rights of all the shareholders who have a right to vote at the meeting, received by ICON in hardcopy form or in electronic form, and passed at that meeting in compliance with the Irish Companies Act and the constitution.

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• As to the person nominated for election to the PRA board of directors:

 ○ all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Section 14(a) of the Securities Exchange Act and rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement relating to such meeting as a nominee and written consent to serve on the PRA board of directors if elected.

• As to the stockholder making the nomination and, if any, the beneficial owner and any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (the “proponent persons”):

 ○ a description of any agreement, arrangement or understanding with respect to the nomination and/or the voting of shares of any class or series of stock of PRA between or among the proponent persons; and

 ○ a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any proponent person is a party, the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of PRA, (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of PRA and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of PRA.

Stockholders submitting notices of nomination are required to update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice is true and correct (x) as of the record date for determining PRA stockholders entitled to notice of meeting and (y) as of the date that is fifteen (15) days prior to the meeting or

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any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information must be supplemented and updated as of such later date.

PRA may also require any proposed nominee to furnish such other information, as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of PRA and to determine the independence of such nominee under the Securities Exchange Act and rules and regulations thereunder and applicable stock exchange rules.

Duties of Directors
Under the DGCL, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under the DGCL, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Under Irish law the directors of ICON have certain statutory and fiduciary duties. The Irish Companies Act provides specifically for certain fiduciary duties of the directors of Irish companies, including duties:

• to act in good faith and in the best interests of the company;

• to act honestly and responsibly in relation to the company’s affairs;

• to act in accordance with the company’s constitution and to exercise powers only for lawful purposes;

• not to misuse the company’s property, information and/or opportunity;

• not to fetter their independent judgment;

• to avoid conflicts of interest;

• to exercise care, skill and diligence; and

• to have regard for the interests of the company’s shareholders.

There are further statutory duties under the Irish Companies Act, such as ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, and the duty to maintain certain registers and make certain filings as well as certain disclosures of personal interests.

All of the directors have equal responsibility for the management of ICON (directors who also serve as employees have additional responsibilities and duties arising under their employment agreements, and it is

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The PRA certificate of incorporation contains certain provisions limiting the duty of loyalty owed by certain directors, including non-employee directors, regarding business opportunities brought to them outside of their capacity as a PRA director and engaging in similar business lines as PRA.

likely that more will be expected of them in compliance with their duties than non-executive directors).

For public limited companies like ICON, directors are under a specific duty to ensure that the company secretary has the skills or resources and the requisite knowledge and experience to discharge the role.

Conflicts of Interest of Directors
Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely by reason of such interest if:

• the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

• the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

• the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the stockholders.

The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under the DGCL, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with the applicable Irish company are required to declare the nature of their interest at a meeting of the board of directors of the applicable Irish company. An Irish company is required to maintain a register of declared interests, which must be available for shareholder inspection.The ICON constitution and the Irish Companies Act, as applicable, provide that a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with ICON and has complied with their disclosure obligations under the Irish Companies Act and the ICON constitution may be a party to that contract, transaction or arrangement with ICON or any subsidiary or associated company thereof.

Under the ICON constitution, a director of ICON may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by ICON or in which ICON is interested, and such director will not be accountable to ICON for any benefit derived from such employment or from any such transaction or arrangement or from any interest in any such company. The ICON constitution further provides that (i) no director will be prevented from contracting with ICON because of their position as a director, (ii) any contract entered into between a director and ICON will not be subject to avoidance and (iii) no director will be liable to account to ICON for any profits realized by virtue of any contract between such director and ICON because the director holds such office or because of the fiduciary relationship established thereby.

Limitation of Personal Liability of Directors
Under Section 102(b)(7) of the DGCL, the certificate of incorporation of a corporation may eliminate or limit the liability of a director for monetary damages for breach of fiduciary duty as a director, except that such a provision may, not eliminate or limit the liability of a director:

• for any breach of the director’s duty of loyalty to the corporation or its stockholders;

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably and that they may fairly be excused as a result. Under Irish law, shareholders may not agree to exempt a director or

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• for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• under Section 174 of the DGCL (regarding unlawful payment of dividends or unlawful purchase or redemption of stock); or

• for any transaction from which the director derived an improper personal benefit.

The PRA certificate of incorporation adopts the DGCL provisions (as described above) governing the limitation of personal liability of directors. In addition, the PRA certificate of incorporation provides that if the DGCL is amended further to authorize the further elimination or limitation of liability of directors, then the liability of a PRA director will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

Indemnification of Directors and Officers
The PRA bylaws provide that each person who is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or an officer of PRA or, while a director or officer of PRA, is or was serving at the request of PRA as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee agent or trustee, shall be indemnified and held harmless by PRA to the fullest extent permitted by Delaware law, as the same may be amended (but, in the case of any such amendment, only to the extent that such amendment permits PRA to provide broader indemnification rights than such law permitted PRA to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith.

The PRA bylaws provide that indemnitees have the right to be paid by PRA the expenses (including attorneys’ fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the PRA bylaws;

The ICON constitution provides that, so far as may be permitted by the Irish Companies Act, every director, managing director, secretary or other officer of ICON shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses, and liabilities incurred by them in the execution and discharge of their duties or in relation thereto including any liability incurred by them in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as an officer or employee of ICON and in which judgment is given in their favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which he is acquitted or in connection with any proceedings or any application under the Irish Companies Act or under any statute for relief from liability in respect of any such act or omission in which relief is granted to them by the Court.

However the Irish Companies Act only permits ICON to enter into an agreement to pay the costs or discharge the liability of a director or the secretary where judgment is given in their favor in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors or the secretary of ICON. Any obligation of an Irish company which purports to indemnify a director or secretary of an Irish company over and above this will be void under Irish law, whether contained in its

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provided, however,that, if the DGCL requires or in the case of an advancemade in a proceeding brought to establish or enforce aright to indemnification or advancement, anadvancement of expenses incurred by an indemnitee inhis or her capacity as a director or officer can be madesolely upon delivery to PRA of an undertaking, by oron behalf of such indemnitee, to repay all amounts soadvanced if it shall ultimately be determined by finaljudicial decision from which there is no further rightto appeal that such indemnitee is not entitled to beindemnified or entitled to advancement of expenses.

The PRA bylaws provide that the right of indemnitees indemnification or advancement of expenses under the PRA bylaws will not limit or restrict in any manner the power of PRA to indemnify or advance expenses and costs to an indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in the indemnitee’s capacity as an officer, director, employee, or agent of PRA and as to action in any other capacity.

The PRA bylaws provide that PRA may maintain insurance, at PRA’s expense, to protect itself and any director, officer, employee or agent of PRA or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not PRA would have the power to indemnify such person against such expense liability or loss under the DGCL.

constitution or any contract between the director and the company.

The Irish company law restrictions outlined above do not prevent ICON obtaining, and paying for, directors’ and officers’ liability insurance, as well as other types of insurance, for its directors and officers.

Putting Forward Stockholder Proposals
The PRA certificate of incorporation provides that advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders must be given in the manner provided by the PRA bylaws. The PRA bylaws provide that a stockholder must give advance written notice to PRA of business proposed to be brought before an annual meeting of stockholders. The notice must be in writing and in proper form delivered to the corporate secretary by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year, except, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 70 days after such anniversary date, notice by the stockholder must be given by no later than
90 days, nor earlier than 120 days, prior to such annual

As provided under Irish law, a shareholder meeting may be convened (i) by the ICON board of directors, (ii) on requisition of ICON shareholders holding not less than 10% of the paid-up voting share capital of ICON, (iii) on requisition of ICON’s auditors or (iv) in exceptional cases, by court order.

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meeting or, if later, the 10th day following the day of public disclosure of the date of such annual meeting was first made.

As to any proposal that a stockholder proposes to bring before a meeting of PRA stockholders, the notice must include:

• a brief description of the business desired to be brought before the meeting of PRA stockholders;

• the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment);

• the reasons for conducting such business at the PRA stockholder meeting;

• any material interest in such business proposed to be brought before such meeting of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

• the name and address of such stockholder, as they appear on PRA’s books and records and of such beneficial owner;

• the class or series and number of shares of capital stock of PRA which are owned, directly or indirectly, beneficially and of record by such stockholder and such beneficial owner;

• a representation that the stockholder is a holder of record of the stock of PRA at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such proposal;

• a representation whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of PRA’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal;
• a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal

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requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of PRA stock or other securities of PRA and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of PRA; and

• any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Securities Exchange Act and the rules and regulations promulgated thereunder

• a description of any agreement, arrangement or understanding with respect to the proposal and/or the voting of shares of any class or series of stock of PRA between or among the stockholders giving the notice, the beneficial owner, if any, on whose behalf the proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing; and

• a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which the stockholder giving the notice, the beneficial owner, if any, on whose behalf the proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing is a party, the intent or effect of which may be (i) to transfer to or from any such person, in whole in part, any of the economic consequences of ownership of any security of PRA, (ii) to increase or decrease the voting power of any such person with respect to shares of any class or series of stock of PRA and/or (iii) to provide any such person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of PRA.

Stockholder Action by Written Consent
The PRA certificate of incorporation provides that any action required or permitted to be taken by the PRA stockholders must be effected at an annual or special meeting of PRA stockholders; provided that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series,

Under the Irish Companies Act, shareholders may approve an ordinary or special resolution of shareholders without a meeting only if (i) all shareholders sign a written resolution and (ii) the company’s constitution permits written resolutions of shareholders.

The ICON constitution does not provide shareholders

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may be taken without a meeting, to the extent expressly so provided by the applicable certificate of designation.	with the right to take action by written consent.
Annual General Meetings of Shareholders
The DGCL provides that if a corporation has not held its annual meeting of stockholders for a period of thirty (30) days after the date designated, or if no date has been designated, for a period of thirteen (13) months after its last annual meeting, the court may summarily order a meeting to be held upon the application of any stockholders or director.

The PRA bylaws provide that the PRA board of directors may determine the date, time and place, if any, of the annual meeting of stockholders.

At any meeting of stockholders, the presiding officer of the meeting will determine the order of business and have the authority in his or her sole discretion to regulate the conduct of such meeting.

As a matter of Irish law, ICON is required to hold an annual general meeting at intervals of no more than fifteen (15) months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine (9) months after ICON’s financial year-end. The ICON constitution includes provisions reflecting this requirement of Irish law.

Special Meetings of Stockholders (Extraordinary General Meetings)
The PRA certificate of incorporation provides that, except as otherwise provided by the terms of any preferred stock, a special meeting of the stockholders will be held at the request of:

• the chairman of the PRA board of directors; or

• the PRA board of directors.

No other person may call a special meeting and the ability of stockholders to call a special meeting is specifically denied.

The PRA board of directors may cancel, postpone or reschedule any previously scheduled meeting of PRA stockholders previously scheduled by the PRA board of directors.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, the only business that can be conducted at that meeting is the business as set out in the notice for the meeting.

In the case of an extraordinary general meeting requisitioned by the ICON shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of a requisition notice, the ICON board of directors has twenty-one (21) days to convene a meeting of ICON shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two (2) months of the receipt of the requisition notice. If the ICON board of directors does not convene the meeting within this 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which must be held within three (3) months of ICON’s receipt of the requisition notice. Because of the requirements described in this paragraph, the ICON constitution includes provisions reflecting these requirements of Irish law.

Notice of Meetings of Shareholders
The PRA bylaws provide that whenever stockholders are required or permitted to take any action at a meeting a timely notice in writing or by electronic transmission, in the manner provided in Section 232 of the DGCL, of the meeting stating the place, if any, date and time of the meeting, the means of remote communications, if any, by which PRA stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the PRA stockholders

As provided under Irish law, notice of an annual or extraordinary general meeting must be given to all ICON shareholders, to the directors and to the auditors of ICON.

The ICON constitution provides for the minimum notice period of twenty-one (21) clear days’ notice in writing for an annual meeting or an extraordinary general meeting to approve a special resolution and fourteen (14)

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entitled to vote at the meeting, if such date is different from the record date for determining the PRA stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting, must be given to each PRA stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting no less than ten (10) but not more than sixty (60) days prior to the date of the meeting (unless otherwise provided in the DGCL, the PRA certificate of incorporation or the bylaws).

At special meetings, only such business shall be conducted as shall have been brought before the meeting pursuant to PRA’s notice of meeting for the applicable special meeting.

clear days’ notice in writing for a meeting to approve an ordinary resolution.

Any notice convening a general meeting must specify the time and place of the meeting and the general nature of that business and, in reasonable prominence, that a shareholder entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in their place and that a proxy need not be a shareholder of ICON and the time by which the proxy must be received at the registered office of ICON or some other place in Ireland as is specified in the statement for that purpose.

Record Date
The PRA bylaws provide that the PRA board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any meeting of PRA’s stockholders. If the PRA board of directors does not fix a record date, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. PRA’s bylaws also provide that the PRA board of directors may fix, in advance, a record date for purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitlement to exercise any rights in respect of any other lawful action. Such a record date shall not be more than sixty (60) days before any such action. If the PRA board of directors does not so fix a record date, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board adopts the applicable resolution.

The ICON board of directors, or the shareholders by way of an ordinary resolution, may fix a record date for any dividend, distribution, allotment or issue of shares and for the purpose of identifying the persons entitled to receive notices of general meetings of ICON or any class of shareholders or other documents. The record date must not be more than sixty (60) days before the date of such meeting.

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Adjournment of Shareholder Meetings
At any stockholders meeting at which less than a quorum of stockholders is present, the chairman of the meeting or a majority of stockholders present in person or by proxy may adjourn the meeting from time to time.

If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

The stockholders present in person or by proxy at a duly organized meeting may continue to transact business until adjournment of any business that might have been transacted at the meeting originally noticed.

The ICON constitution provides that the chairperson may, with the consent of the meeting and shall, if so directed by the meeting, adjourn the meeting from time to time (or sine die) and from place to place. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned for fourteen (14) days or more or sine die, at least seven (7) clear days’ notice shall be given, in the same manner as it was given for the meeting, specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting.

Amendment of Governing Documents
The PRA certificate of incorporation may be amended, altered, repealed or rescinded, in whole or in part, by the affirmative vote of the holders of at least 66 2/3% in voting power of all then-outstanding shares of PRA stock entitled to vote thereon, voting together as a single class

The PRA certificate of incorporation and bylaws provide that the PRA bylaws may be amended, repealed or rescinded by the affirmative vote of the holders of at least 66 2/3% in voting power of all then-outstanding shares of PRA stock entitled to vote thereon, voting together as a single class

In addition, the PRA certificate of incorporation provides that the board of directors is expressly empowered to adopt, amend, alter or repeal the PRA bylaws.
Pursuant to the Irish Companies Act, the ICON constitution may only be amended by the passing of a special resolution of shareholders.
Change of Control Laws
Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” (generally defined by the DGCL as a person who owns 15% or more of the corporation’s outstanding voting stock, together with such person’s affiliates and associates) for three (3) years following the time that person became an interested stockholder, unless (i) prior to the time the person became an interested stockholder the board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the corporation’s outstanding voting stock, (iii) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or (iv) certain other exceptions specified in Section 203(b) of the DGCL are met. The

A transaction in which a third party seeks to acquire 30% or more of the voting rights of ICON will be governed by the Irish Takeover Panel Act 1997 and the Takeover Rules made thereunder and will be regulated by the Panel. The “General Principles” of the Takeover Rules and certain important aspects of the Takeover Rules are described below.

The Takeover Rules are built on the following General Principles that will apply to any transaction regulated by the Panel:

• in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment, and if a person acquires control of a company, the other holders of securities must be protected;

• the holders of the securities in the target company

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DGCL allows a corporation’s certificate of incorporation or stockholder-adopted bylaw to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

PRA’s charter includes a provision expressly electing not to be governed by Section 203 of the DGCL. As such, Section 203 of the DGCL does not apply to PRA.

PRA’s charter also includes a provision that is substantially similar to Section 203 of the DGCL, except that such provision excludes certain persons whose ownership of shares is in excess of the 15% limitation set forth in the PRA as a result of an action taken solely by PRA from the definition of “interested stockholder”. PRA’s charter requires approval by the PRA board and authorization at an annual or special meeting of PRA stockholders, and not by written consent, by a supermajority vote of at least 66 2/3% of the outstanding voting stock of PRA which is not owned by interested stockholders for any action of stockholders related to business combinations.

must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

• the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

• false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

• a bidder must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

• a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

• a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Forum Selection
The PRA certificate of incorporation provides that, unless PRA consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of PRA, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of PRA to PRA or PRA’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware.

In Europe, for actions between parties domiciled in EU member states, where an exclusive jurisdiction clause has been included in a contract, Article 25 of the Recast Brussels Regulation (EU) No 1215/2012 will apply. This states that if the parties have agreed that the courts of one or more member states have jurisdiction to settle an action, then the Recast Brussels Regulation recognizes that agreement and the agreed court will have jurisdiction.

For actions involving a non-EU member state but that state is a party to the Hague Convention on Choice of Court Agreements, an exclusive jurisdiction clause included in the contract between the parties will be enforceable pursuant to the terms of the Convention, provided it meets the formal requirements contained in

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Article 2 of the Convention.

Where a contract is silent as to the governing law and forum for an action, the determination of the appropriate jurisdiction will be based on common law considerations. In considering whether Ireland is the most suitable forum, the court would take into account factors such as where the parties are domiciled, the location of the formation of the contract, the nature of the action, the legal and practical issues involved and the expense to the parties.

Domicile in relation to a company or other legal person(s) is not determined by reference to national law, but is an autonomous concept which is addressed in the Recast Brussels Regulation. It is determined by reference to a company's statutory seat, central administration or principal place of business. For the purposes of Ireland, where the term “statutory seat” has no legal significance, “statutory seat” means the registered office, or if there is no such office anywhere, the place of incorporation.

APPRAISAL RIGHTS
General
This section summarizes certain material provisions of Delaware law pertaining to appraisal rights. The following discussion, however, is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, a copy of which is attached as Annex E to this joint proxy statement/prospectus and incorporated by reference herein. All references in Section 262 of the DGCL and this summary to a “stockholder” or “holder” of PRA common stock are to the record holder of the shares of PRA common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation as to whether or not a PRA stockholder should exercise its right to seek appraisal under Section 262 of the DGCL.
If you hold one or more shares of PRA common stock continuously through the effective date of the merger, neither vote in favor of the merger nor consent thereto in writing, and otherwise comply with the procedures set forth in Section 262 of the DGCL, you are entitled to appraisal rights under Delaware law and have the right to demand appraisal of your shares in connection with the merger, have your shares appraised by the Delaware Court of Chancery and receive in cash the “fair value” of such shares (as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger) as of the completion of the merger, together with interest, if any, on the amount determined to be the fair value, instead of receiving the merger consideration, except as otherwise provided in Section 262 of the DGCL. It is possible that any such “fair value” as determined by the Delaware Court of Chancery may be more or less than, or the same as, that which PRA stockholders will receive pursuant to the merger agreement.
Under Section 262 of the DGCL, because PRA stockholders are being asked to adopt the merger agreement at a meeting of stockholders, not less than twenty (20) days prior to the PRA stockholder meeting to adopt such agreement PRA must notify each stockholder who was a PRA stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the required notice of the availability of appraisal rights under Section 262 of the DGCL, and the copy of Section 262 of the DGCL is attached as Annex E to this joint proxy statement/prospectus.
A PRA STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING SUMMARY AND ANNEX E CAREFULLY. FAILURE TO COMPLY WITH THE PROCEDURES OF SECTION 262 OF THE DGCL IN A TIMELY AND PROPER MANNER MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL, IF A PRA STOCKHOLDER WISHES TO EXERCISE HIS, HER OR ITS APPRAISAL RIGHTS, THE HOLDER IS URGED TO CONSULT WITH ITS OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. A PRA STOCKHOLDER WHO LOSES HIS, HER OR ITS APPRAISAL RIGHTS WILL BE ENTITLED TO RECEIVE THE PER SHARE MERGER CONSIDERATION, WITHOUT INTEREST AND LESS ANY WITHHOLDING TAXES.
How to Exercise and Perfect Your Appraisal Rights
If you are a PRA stockholder and wish to exercise the right to seek an appraisal of your shares of PRA common stock, you must comply with ALL of the following:
•
you must not vote “FOR,” or otherwise consent in writing to, the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights, you must vote against the adoption of the merger agreement or abstain from voting your shares of PRA common stock;

•
you must deliver to PRA a written demand for appraisal before the taking of the vote on the adoption of the merger agreement at the PRA stockholder meeting, and such demand must reasonably inform PRA of your identity and your intention to demand appraisal of your shares of PRA common stock. The written demand for appraisal must be in addition to and separate from any proxy or vote;

•
you must continuously hold your shares of PRA common stock from the date of making the demand through the effective date of the merger. You will lose your appraisal rights if you transfer the shares before the effective time of the merger; and

•
you, another stockholder, an appropriate beneficial owner or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of PRA common stock within one hundred twenty (120) days after the effective date of the merger. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of PRA stockholders or a beneficial owner of PRA common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of PRA common stock within the time prescribed in Section 262 of the DGCL.

In addition, the Delaware Court of Chancery will dismiss appraisal proceedings as to all shares of any class or series of PRA capital stock if, immediately before the merger, such shares were listed on a national securities exchange unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series of PRA stock eligible for appraisal, or (ii) the value of the consideration provided in the merger for such total number of shares entitled to appraisal exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Because PRA common stock is listed on a national securities exchange and is expected to continue to be listed on such exchange immediately before the merger, at least one of the ownership thresholds must be met in order for PRA stockholders to be entitled to seek appraisal with respect to their shares of PRA common stock.
Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal is in addition to and separate from any proxy or vote.
Who May Exercise Appraisal Rights
Only a holder of record of PRA common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A holder of shares of PRA common stock exercising appraisal rights must hold of record the shares on the date the written demand is made and must continue to hold the shares of record through the effective date of the merger. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform PRA of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its PRA common stock. Beneficial owners who do not also hold their shares of PRA common stock of record may not directly make appraisal demands to PRA. The beneficial owner must, in such cases, have the holder of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of PRA common stock of record. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. A holder of record, such as a bank, broker or other nominee, who holds shares of PRA common stock in “street name” as a nominee or intermediary for others may exercise his, her or its right of appraisal with respect to the shares of PRA common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of PRA common stock as to which appraisal is sought. Where no number of shares of PRA common stock is expressly mentioned, the demand will be presumed to cover all shares of PRA common stock held in the name of the holder of record.
IF YOU HOLD YOUR SHARES OF PRA COMMON STOCK IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES OF PRA COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A NOMINEE OR INTERMEDIARY, YOU MUST ACT PROMPTLY TO CAUSE THE HOLDER OF RECORD TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES.
If you own shares of PRA common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two (2) or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the holder or holders of record and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the holder or holders of record. If you hold shares of PRA common stock through a nominee or intermediary who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.
If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh, NC 27612
Attention: Corporate Secretary
Surviving Corporation’s Actions after Completion of the Merger
If the merger is consummated, the surviving corporation will give written notice of the effective date of the merger within ten (10) days after the effective date of the merger to PRA stockholders who are entitled to appraisal rights and who made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within sixty (60) days after the effective date of the merger, any PRA stockholder that made a demand for appraisal but did not commence an appraisal proceeding or join in such a proceeding as a named party will have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for his, her or its shares of PRA common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal, but after such sixty (60)-day period a demand for appraisal may be withdrawn only with the written approval of the surviving corporation. Within one hundred twenty (120) days after the effective date of the merger, either the record holder or a beneficial owner of PRA common stock, provided such person has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights, or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder or beneficial owner, demanding an appraisal of the value of the shares of PRA common stock held by all stockholders who have properly demanded appraisal. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the effective date of the merger, any stockholder or beneficial owner who has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of PRA common stock not voted in favor of the adoption of the merger agreement and with respect to which PRA has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement within the later of (i) ten (10) days after receipt by the surviving corporation of the request therefor or (ii) ten (10) days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of PRA common stock held in a voting trust or by a nominee or intermediary on your behalf, you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.
If a petition for appraisal is duly filed by a holder of record or beneficial owner of PRA common stock who has properly exercised his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is served on the surviving corporation, the surviving corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. The Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to the stockholders shown on such verified list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Delaware Court of Chancery deems advisable. The forms of the notices by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the surviving corporation. At the hearing on the petition, the Delaware Court of Chancery will then determine which PRA stockholders are entitled to appraisal rights and may require the

PRA stockholders demanding appraisal who hold certificated shares of PRA common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court of Chancery may dismiss the proceedings as to any PRA stockholder who fails to comply with this direction. Assuming the shares of PRA common stock remain listed on a national securities exchange immediately before the merger, the Delaware Court of Chancery will also dismiss the proceedings as to all holders of such shares if neither of the ownership thresholds described above is met. After the Delaware Court of Chancery determines the stockholders entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of PRA common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, on the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder entitled to appraisal. If the surviving corporation makes such a voluntary cash payment, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the PRA stockholders entitled to receive the same, forthwith in the case of holders of uncertificated stock or upon surrender of their stock certificates in the case of holders of shares represented by certificates.
In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of shares of PRA common stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. ICON does not anticipate offering more than the per share merger consideration to any PRA stockholder exercising appraisal rights and reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of PRA common stock is less than the per share merger consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.
If no party files a petition for appraisal within one hundred twenty (120) days after the effective date of the merger (or if the appraisal proceedings are dismissed because none of the applicable ownership thresholds described above have been satisfied), then all PRA stockholders will lose the right to an appraisal, and will instead receive the per share merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances.
Each PRA stockholder party to the appraisal proceeding is responsible for his, her or its own attorneys’ fees and expert witnesses’ fees and expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of PRA common stock entitled to appraisal.
No stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL may, from and after the effective date of the merger, vote the shares of PRA common stock subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of PRA common stock as of a record date prior to the effective date of the merger.
If you have not commenced an appraisal proceeding or joined such a proceeding as a named party, you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal and an acceptance of the merger to the surviving corporation, except that any attempt to withdraw made more than sixty (60) days after the effective date of the merger will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any PRA stockholder that has made an appraisal demand but who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within sixty (60) days after the effective date of the merger. If you fail to perfect, successfully withdraw your demand for appraisal, or otherwise lose your appraisal rights, your shares of PRA common stock will be converted into the right to receive the per share merger consideration, without interest thereon, less any withholding taxes.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of your appraisal rights. In that event, you will be entitled to receive the per share merger consideration for your shares of PRA common stock in accordance with the merger agreement without interest thereon, less any withholding taxes. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a PRA stockholder or beneficial owner of PRA common stock and are considering exercising appraisal rights under the DGCL, you are urged to consult your own legal and financial advisor.
THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES COMPLIANCE WITH THE PREREQUISITES OF SECTION 262 OF THE DGCL. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

LEGAL MATTERS
The validity of the ICON ordinary shares offered hereby will be passed upon for ICON by A&L Goodbody LLP.
EXPERTS
ICON
The consolidated financial statements of ICON plc as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, which appear in ICON’s Annual report on Form 20-F, have been incorporated by reference herein in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
PRA
The financial statements incorporated in this joint proxy statement/prospectus by reference from PRA Health Sciences, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020, and the effectiveness of PRA’s internal control over financial reporting as of December 31, 2020, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
ENFORCEABILITY OF CIVIL LIABILITIES
ICON is a public limited company incorporated under the laws of Ireland. Substantially all of ICON’s directors and officers, and some of the experts named in this document, reside outside the U.S. All or a substantial portion of ICON’s assets, and the assets of such persons, are located outside the U.S. Therefore, you may not be able to effect service of process within the U.S. upon ICON or these persons so that you may enforce judgments of U.S. courts against us or these persons based on the civil liability provisions of the U.S. federal securities laws. There is doubt as to how the courts of Ireland would deal with an original action relying on civil liabilities solely based on the U.S. federal securities laws and how the courts of Ireland would enforce judgments of U.S. courts, of civil liabilities solely based on the U.S. federal securities laws.
OTHER MATTERS
As of the date of this joint proxy statement/prospectus, PRA’s board of directors knows of no matters that will be presented for consideration at the PRA stockholder meeting other than as described in this joint proxy statement/prospectus. If any other matters properly come before PRA stockholders at the PRA stockholder meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the PRA board of directors.

CERTAIN BENEFICIAL OWNERS OF PRA COMMON STOCK
To PRA’s knowledge, the following tables set forth certain information regarding the beneficial ownership of PRA’s common stock as of the close of business on February 19, 2021 (except as noted in the footnotes below) with respect to:
•	each person known to PRA to beneficially own more than 5% of the outstanding shares of PRA common stock;
•	each member of the PRA board of directors; and
•	each named executive officer of PRA.
PRA has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, PRA believes, based on the information furnished to PRA, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of PRA common stock beneficially owned by them.
Applicable percentage ownership and voting power is based on 64,543,968 shares of PRA common stock outstanding as of February 19, 2021.
Security Ownership of PRA Directors and Executive Officers
Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Named Executive Officers
Colin Shannon	733,952(2)	1.1%
Michael J. Bonello	101,804(3)	*
Christopher L. Gaenzle	88,804(4)	*
Directors
Jeffrey T. Barber	14,479(5)	*
Alexander G. Dickinson	5,157(6)	*
Linda S. Grais, M.D.	9,433(7)	*
James C. Momtazee	3,191(8)	*
Glen D. Stettin, M.D.	799(9)	*
Matthew P. Young	6,877(10)	*
*	Less than 1%
(1)
As used in these tables, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have “beneficial ownership” of any security if that such person has the right to acquire such security within 60 days after such date.

(2)	Includes 631,492 options currently exercisable or exercisable within 60 days of February 19, 2021.
(3)	Includes 62,334 options currently exercisable or exercisable within 60 days of February 19, 2021.
(4)	Includes 45,834 options currently exercisable or exercisable within 60 days of February 19, 2021.
(5)	Represents 1,324 unvested restricted stock awards that will vest on May 18, 2021 and 13,155 vested shares.
(6)	Represents 1,324 unvested restricted stock awards which will vest on May 18, 2021 and 3,833 vested shares.
(7)	Represents 1,324 unvested restricted stock awards which will vest on May 18, 2021 and 8,109 vested shares.
(8)	Represents 1,748 unvested restricted stock awards which will vest on May 18, 2021 and 1,443 vested shares.
(9)	Represents unvested restricted stock awards which will vest on May 18, 2021.
(10)	Represents 1,324 unvested restricted stock awards which will vest on May 18, 2021 and 5,553 vested shares.

Security Ownership of Other Beneficial Owners
The following table lists certain persons known by PRA to beneficially own more than 5% of the outstanding PRA ordinary shares as of February 19, 2021.
Name of Owner or Identity of Group	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
T. Rowe Price Associates, Inc.(2)	7,054,860	10.9%
The Vanguard Group(3)	6,709,141	10.4%
BlackRock, Inc.(4)	6,424,367	10.0%
Massachusetts Financial Services Company(5)	6,116,107	9.5%
Wellington Management Group LLP(6)	5,335,089	8.3%
Capital Research Global Investors(7)	3,450,676	5.3%
All Directors, officers and other key employees as a group (9 persons)(8)	964,496	1.5%
*	Less than 1%
(1)
As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have “beneficial ownership” of any security if that such person has the right to acquire such security within sixty (60) days after such date.

(2)
The information concerning T. Rowe Price Associates, Inc. is based on a Schedule 13G/A filed with the SEC on February 16, 2021 to report that T. Rowe Price Associates, Inc. is deemed to have (a) sole voting power with respect to 2,550,517 shares and (b) sole dispositive power with respect to 7,054,860 shares. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(3)
The information concerning The Vanguard Group is based on a Schedule 13G/A filed with the SEC on February 10, 2021 to report that The Vanguard Group is deemed to have (a) shared voting power with respect to 49,730 shares, (b) sole dispositive power with respect to 6,607,393 shares and (c) shared dispositive power with respect to 101,748 shares. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(4)
The information concerning BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on January 27, 2021 to report that BlackRock, Inc. is deemed to have (a) sole voting power with respect to 6,212,190 shares and (b) sole dispositive power with respect to 6,424,367 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(5)
The information concerning Massachusetts Financial Services Company is based on a Schedule 13G filed with the SEC on February 11, 2021 to report that Massachusetts Financial Services Company is deemed to have (a) sole voting power with respect to 5,779,295 shares and (b) sole dispositive power with respect to 6,116,107 shares. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

(6)
The information concerning Wellington Management Group LLP is based on a Schedule 13G/A filed with the SEC on February 4, 2021 to report that(a) each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP are deemed to have (i) shared voting power with respect to 4,798,936 shares and (ii) shared dispositive power with respect to 5,335,089 shares and (b) Wellington Management Company LLP is deemed to have (i) shared voting power with respect to 4,707,295 shares and (ii) shared dispositive power with respect to 4,976,470 shares. The address for Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

(7)
The information concerning Capital Research Global Investors is based on a Schedule 13G filed with the SEC on February 16, 2021 to report that Capital Research Global Investors is deemed to have sole voting power and sole dispositive power with respect to 3,450,676 shares. The address for Capital Research Global Investors is 333 South Hope Street, 55th Floor Los Angeles, California 90071.

(8)	Includes shares that are owned or may be deemed to be owned by current directors and executive officers.

STOCKHOLDER PROPOSALS
PRA
PRA currently does not expect to hold its 2021 annual meeting of stockholders except to the extent required by applicable law and the rules of Nasdaq.
Under the SEC’s rules and regulations, any stockholder who desires to submit a proposal to be included in the proxy statement for PRA’s 2021 annual meeting of stockholders, if held, was required to comply with all applicable statutes and regulations and submit the proposal in writing to PRA at 4130 ParkLake Avenue, Suite 400, Raleigh, North Carolina 27612, to the attention of PRA’s corporate secretary, no later than the close of business on December 4, 2020. If the date of the 2021 annual meeting, if held, is changed by more than thirty (30) days from the anniversary date of the 2020 annual meeting (which was May 18, 2020), then the deadline will be a reasonable time before PRA begins to print and mail its proxy materials. Under Rule 14a-8 under the Exchange Act, a stockholder submitting a proposal to be included in the proxy statement for PRA’s 2021 annual meeting, if held, is required to be a record or beneficial owner of at least 1% or $2,000 in market value of PRA common stock and to have held such PRA common stock continuously for at least one (1) year prior to the date of submission of the proposal, and he or she must continue to own such securities through the date on which the meeting is held.
PRA’s bylaws also contain advance notice provisions. PRA’s bylaws require the timely notice of certain information to be provided by any stockholder who proposes director nominations or any other business for consideration at a stockholder meeting outside of the processes described above. Failure to deliver a proposal in accordance with the procedures discussed below and in the PRA bylaws may result in the proposal not being deemed timely received. To be timely, notice of a director nomination or any other business for consideration at a stockholder meeting must have been delivered to PRA’s corporate secretary at PRA’s offices located at 4130 ParkLake Avenue, Suite 400, Raleigh, North Carolina 27612, not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting date. Therefore, proposals to be presented at PRA’s 2021 annual meeting, if held, needed to be received by PRA’s corporate secretary between January 18, 2021 and February 17, 2021. In the event that the date of PRA’s 2021 annual meeting, if held, is earlier by more than 30 days, or delayed by more than 70 days, from the anniversary date of PRA’s 2020 annual meeting (which was May 18, 2020), notice must be received no earlier than 120 days prior to the date of PRA’s 2021 annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of PRA’s 2021 annual meeting is first made. All proposals must be sent to PRA by certified mail, return receipt requested, to the attention of PRA’s corporate secretary, PRA Health Sciences, Inc., 4130 ParkLake Avenue, Suite 400, Raleigh, North Carolina 27612.
Stockholders may, subject to and in accordance with PRA’s bylaws, recommend director candidates for consideration by PRA’s nominating and corporate governance committee. The recommendation must be delivered to PRA’s corporate secretary, who will forward the recommendation to the nominating and corporate governance committee for consideration. PRA’s bylaws contain certain informational and other requirements that must be followed in connection with submitting director nominations and any other business for consideration at a stockholders meeting. PRA’s bylaws are posted on PRA’s website at http://www.prahs.com.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two (2) or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If you are a PRA stockholder and, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can also request prompt delivery of a copy of this joint proxy statement/prospectus by contacting Corporate Secretary, 4130 ParkLake Avenue, Suite 400, Raleigh, North Carolina 27612.

WHERE YOU CAN FIND MORE INFORMATION
PRA files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. ICON files or furnishes annual reports, current reports and other information with the SEC under the Exchange Act. As ICON is a “foreign private issuer,” under the rules adopted under the Exchange Act it is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant stockholders under Section 16 of the Exchange Act. You may obtain copies of these reports, statements and other information at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this joint proxy statement/prospectus.
In addition, you may obtain, without charge, copies of the documents ICON files with the SEC, including the registration statement on Form F-4, of which this joint proxy statement/prospectus forms a part, by going to ICON’s Internet website at www.iconplc.com, and you may obtain copies, without charge, of the documents PRA files with the SEC by going to PRA’s Internet website at www.prahs.com. The information contained in those websites is not incorporated by reference in, or in any way part of, this joint proxy statement/prospectus and you should not rely on such information in deciding whether to approve the ICON share issuance proposal (in the case of ICON shareholders) or the PRA merger agreement proposal (in the case of PRA stockholders) unless such information is included in this joint proxy statement/prospectus or has been incorporated by reference into this joint proxy statement/prospectus as provided below.
Incorporation of Certain Information by Reference
The SEC allows ICON and PRA to “incorporate by reference” into this joint proxy statement/prospectus documents ICON and PRA file with the SEC including certain information required to be included in the registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part. This means that ICON and PRA can disclose important information to you by referring you to those documents. This joint proxy statement/prospectus incorporates by reference the following documents that ICON and PRA have previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):
ICON (SEC File No. 333-08704):
•	Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on February 24, 2021;
•	Reports on Form 6-K filed with the SEC on February 24, 2021; and
•
The description of ICON ordinary shares contained in Exhibit 2.2 to ICON’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 24, 2021, including any amendment or reports filed for the purpose of updating such description.

PRA (SEC File No. 001-36732):
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on February 24, 2021;
•	Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 filed with the SEC on March 30, 2021;
•	Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on February 24, 2021; and
•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2020.
The documents listed above contain important information about ICON’s and PRA’s respective businesses and financial performance. All documents filed by ICON pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act and by PRA under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in each case from the date of this joint proxy statement/prospectus to the date of termination of the offering made hereby, will also be deemed to be incorporated by reference into this joint proxy statement/prospectus other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K and 20-F,

Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K under the Exchange Act), proxy statements and, to the extent, if any, ICON designates therein that they are so incorporated, any Form 6-K that ICON furnishes to the SEC.
ICON and PRA also incorporate by reference the merger agreement attached to this joint proxy statement/prospectus as Annex A.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.
You may obtain a copy of this joint proxy statement/prospectus or any of the documents incorporated by reference into this joint proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company:
ICON shareholders may request a copy of such documents by contacting:	PRA stockholders may request a copy of such documents by contacting:

ICON plc South County Business Park, Leopardstown, Dublin 18, Ireland 1-888-381-7923 Attention: Investor Relations	PRA Health Sciences, Inc. 4130 ParkLake Avenue Suite 400 Raleigh, NC 27612 1-919-786-8200 Attention: Investor Relations
If you would like to request documents, please do so no later than [•], 2021, to receive them before the ICON EGM or the PRA stockholders meeting, as applicable. If you request any copies of documents, ICON or PRA, as applicable, will mail them to you by first class mail, or another equally prompt means, within one (1) business day of such request.
This joint proxy statement/prospectus does not constitute the solicitation of a proxy in any jurisdiction or from any person to whom or from whom it is unlawful to make such proxy solicitation in that jurisdiction. You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus to vote your ICON ordinary shares at the ICON EGM or your PRA common stock at the PRA stockholders meeting, as applicable. Neither ICON nor PRA has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [•], 2021. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this joint proxy statement/prospectus to stockholders does not create any implication to the contrary.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

ICON PLC

ICON US HOLDINGS INC.

INDIGO MERGER SUB, INC.

and

PRA HEALTH SCIENCES, INC.

Dated as of February 24, 2021

A-ii

A-iii

Exhibit A Certificate of Incorporation of the Surviving Corporation
A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), is entered into as of February 24, 2021, by and among ICON public limited company, a public limited company in Ireland (“Parent”), ICON US Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“US Holdco”), Indigo Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent and US Holdco (“Merger Sub”), and PRA Health Sciences, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 1.01 hereof.
RECITALS
WHEREAS, the parties intend for Parent and US Holdco to acquire the Company, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, in furtherance of such acquisition of the Company by Parent and US Holdco, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent and US Holdco, and each outstanding share of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”) (other than the Cancelled Shares, any Dissenting Shares and any Subsidiary-Held Shares) will be converted into the right to receive the Merger Consideration;
WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has unanimously: (a) determined that it is advisable, fair and in the best interests of the Company and the holders of shares of Company Common Stock to enter into this Agreement with Parent, US Holdco and Merger Sub; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; (c) directed that this Agreement be submitted to the stockholders of the Company at a duly held meeting of such stockholders for the purpose of considering the adoption of this Agreement (the “Company Stockholders Meeting”); and (d) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the holders of Company Common Stock;
WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has unanimously: (a) determined that it is advisable, fair and in the best interests of Parent and the holders of Parent’s ordinary shares, par value €0.06 per share (the “Parent Ordinary Shares”) to enter into this Agreement with the Company, US Holdco and Merger Sub and for Parent to perform the transactions contemplated hereby, including the Merger and issuance of the Parent Ordinary Shares (the “Parent Share Issuance”); (b) approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Parent Share Issuance; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend to the holders of Parent Ordinary Shares that such holders approve the granting of authority to the Parent Board to effect the Parent Share Issuance;
WHEREAS, the Board of Directors of US Holdco (the “US Holdco Board”) has unanimously: (a) determined that it is advisable, fair and in the best interests of US Holdco and its stockholder to enter into this Agreement and to perform the transactions contemplated hereby; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously: (a) determined that it is advisable, fair and in the best interests of Merger Sub and its stockholder to enter into this Agreement and to perform the transactions contemplated hereby; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; (c) directed that this Agreement be submitted to the stockholders of Merger Sub; and (d) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of Merger Sub;
WHEREAS, Parent and US Holdco, as the sole stockholders of Merger Sub, will adopt this Agreement promptly following its execution; and
WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:
ARTICLE I

DEFINITIONS
Section 1.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:
“Acceptable Confidentiality Agreement” means a confidentiality agreement that (i) contains confidentiality provisions that are no less favorable in any material respect to a party hereof than those contained in the Confidentiality Agreement and (ii) does not restrict, in any manner, the Company’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to Parent pursuant to this Agreement.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities.
“Affordable Care Act” means the Patient Protection and Affordable Care Act (PPACA), as amended by the Health Care and Education Reconciliation Act (HCERA).
“Agreement” has the meaning set forth in the Preamble.
“Alternative Financing” has the meaning set forth in Section 7.06(d).
“Anti-Takeover Statutes” has the meaning set forth in Section 4.03(e).
“Antitrust Laws” has the meaning set forth in Section 4.03(c).
“Book-Entry Share” has the meaning set forth in Section 3.01(d).
“Burdensome Condition” has the meaning set forth in Section 8.04(d).
“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in Ireland or the State of New York are authorized or required by Law or other governmental action to close.
“Cancelled Shares” has the meaning set forth in Section 3.01(a).
“Capitalization Date” means February 19, 2021.
“Cash Consideration” has the meaning set forth in Section 3.01(b).
“Certificate” has the meaning set forth in Section 3.01(d).
“Certificate of Merger” has the meaning set forth in Section 2.03.
“Charter Documents” means: (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“Closing” has the meaning set forth in Section 2.02.
“Closing Date” has the meaning set forth in Section 2.02.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.
“Code” means the Internal Revenue Code of 1986, as amended from time to time.
“Commercial Tax Obligation” means any customary obligation to assume responsibility, or reimburse another Person, for specified Taxes that is part of a larger commercial agreement not primarily related to Taxes (excluding any commercial agreement to sell or otherwise dispose of (1) any equity of any entity or (2) any assets other than inventory sold in the ordinary course of the Company’s business), such as an obligation of a borrower to gross up a lender under a credit agreement or a tenant’s obligation to make tax escalation payments to a landlord.
“Commitment Letter” has the meaning set forth in Section 5.23(a).
“Company” has the meaning set forth in the Preamble.
“Company Acquisition Agreement” has the meaning set forth in Section 6.02(a).
“Company Adverse Recommendation Change” means the Company Board or any committee thereof: (a) withholding or withdrawing (or amending, modifying, or materially qualifying, in a manner adverse to Parent, US Holdco or Merger Sub), the Company Board Recommendation; (b) failing to include the Company Board Recommendation in the Proxy Statement/EGM Notice that is mailed to the Company’s stockholders; (c) adopting, approving or recommending a Company Takeover Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after the commencement of such offer (within the meaning of Rule 14d-2 under the Exchange Act (as defined below)); (e) failing to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten (10) Business Days after the date any Company Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Company Takeover Proposal; or (f) resolving, agreeing or publicly proposing to take any of the foregoing actions.
“Company Balance Sheet” has the meaning set forth in Section 4.04(e).
“Company Board” has the meaning set forth in the Recitals.
“Company Board Recommendation” has the meaning set forth in Section 4.03(d).
“Company Common Stock” has the meaning set forth in the Recitals.
“Company COVID Action” means any COVID-19 Measure and any other reasonable action taken or omitted to be taken after the date of this Agreement that the Company reasonably determines to be necessary or prudent for the Company or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (A) events surrounding any pandemic or public health emergency caused by COVID-19; (B) mothballing, suspending or reinitiating operation of all or a portion of the Company’s or any of its Subsidiaries’ respective businesses or operations (including suspending any studies or changing any protocols as a result of lack of hospital access or capacity); (C) workforce reductions; (D) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of the Company and its Subsidiaries; or (E) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.
“Company Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by the Company to Parent concurrently with the execution of this Agreement.
“Company Employee” has the meaning set forth in Section 4.12(a).
“Company Employee Plans” has the meaning set forth in Section 4.12(a).
“Company Equity Award” means a Company Stock Option or an award of Company Restricted Stock or Company Restricted Stock Units, as the case may be.
“Company ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.
“Company Expenses” means $120,000,000 (excluding any amounts in respect of VAT, if applicable).
“Company Financial Advisor” has the meaning set forth in Section 4.10.
“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Company Takeover Proposal or Company Superior Proposal, (ii) any Effect relating to the Parent or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (iii) any change in the credit rating of the Company or the market price or trading volume of shares of Company Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that the Company or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (v) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, (vi) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (vii) any conditions (or changes in such conditions) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operate (including changes in general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), (viii) any event or circumstance arising in connection with obtaining approvals and other authorizations of any Governmental Entity (including, for the avoidance of doubt, the expiration of the waiting periods applicable to the consummation of the Merger under the HSR Act and other Antitrust Laws), (ix) any event or circumstance arising in connection with the execution announcement of this Agreement or the pendency of the Merger (including by reason of the identity of Parent or the Company), including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, customers, suppliers, vendors, landlords or partners, (x) any actions taken or omitted by Parent, Company or any of their Subsidiaries that is expressly required to be taken or omitted by such parties pursuant to this Agreement in connection with the transactions contemplated by this Agreement, (xi) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person, (xii) any acts of war, sabotage, or terrorism, or military actions, or the escalation thereof and (xiii) any natural disasters, epidemics or pandemics (including the existence and impact of the COVID-19 pandemic or any COVID-19 Measure), in each case, constitute, or be taken into account, in whole or in part, in determining when a material development or change in circumstance constitutes, a Company Intervening Event.
“Company Intervening Event Notice Period” has the meaning set forth in Section 6.02(e)(i).
“Company IP” has the meaning set forth in Section 4.07(b).
“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other legally binding Contracts, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound, other than non-exclusive licenses granted by the Company or any of its Subsidiaries pursuant to customer Contracts entered into in the ordinary course of business.
“Company IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries, and all associated documentation.
“Company Material Adverse Effect” means any event, occurrence, state of facts, condition, effect, circumstance, development, action, omission or change (each, an “Effect”) that has, or would reasonably be expected to have, individually or in the aggregate with one or more Effects, a material adverse effect on the business, results of operations, or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect to the extent, directly or indirectly, resulting or arising from or related to any of the following shall be deemed to constitute a Company Material Adverse Effect, or be taken into account, in whole or in part, in determining whether, a Company Material Adverse Effect has occurred or may, would or could occur: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the announcement, or pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to Section 4.03(b) or Section 4.03(c)); (iii) any changes in applicable Law (including COVID-19 Measures) or GAAP or other applicable accounting standards, including interpretations thereof, (iv) acts of war, sabotage, or terrorism, or military actions, or the escalation thereof; (v) natural disasters, weather conditions, epidemics, pandemics, or disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States); (vi) general conditions in the industry in which the Company and its Subsidiaries operate; (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required by the Agreement or actions or omissions taken with Parent’s consent; provided further, however, that any Effect resulting from any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above (excluding any Effect arising from, resulting from or related to COVID-19 or any COVID-19 Measure) shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.
“Company Material Contract” has the meaning set forth in Section 4.15(a).
“Company-Owned IP” means all Intellectual Property purportedly owned by the Company or any of its Subsidiaries.
“Company Preferred Stock” has the meaning set forth in Section 4.02(a).
“Company Proxy Statement” has the meaning set forth in Section 4.17.
“Company Restricted Stock” means any Company Common Stock subject to vesting, repurchase, or other lapse of restrictions under any Company Stock Plan.
“Company Restricted Stock Unit” means any restricted stock unit representing the right to receive Company Common Stock subject to vesting or other restrictions under any Company Stock Plan.
“Company SEC Documents” has the meaning set forth in Section 4.04(a).
“Company Securities” has the meaning set forth in Section 4.02(b)(ii).
“Company Stock Option” means any option to purchase Company Common Stock under any Company Stock Plan.
“Company Stock Plans” means, in each case as amended, the PRA Holdings, Inc. Equity Incentive Plan, 2013 Stock Incentive Plan for Key Employees of PRA Global Holdings, Inc. and its Subsidiaries (formerly known as the 2013 Stock Incentive Plan For Key Employees of Pinnacle Holdco Parent, Inc. and its Subsidiaries), PRA Health Sciences, Inc. 2014 Omnibus Incentive Plan, PRA Health Sciences, Inc. 2018 Stock Incentive Plan, PRA Health Sciences, Inc. 2020 Stock Incentive Plan.
“Company Stock Purchase Plan” means the PRA Health Sciences, Inc. 2017 Employee Stock Purchase Plan, as amended.
“Company Stockholders Meeting” has the meaning set forth in the Recitals.
“Company Subsidiary Securities” has the meaning set forth in Section 4.02(d).
“Company Superior Proposal” means a bona fide written Company Takeover Proposal with respect to the Company or its Subsidiaries (except that, for purposes of this definition, each reference in the definition of “Company Takeover Proposal” to “15%” shall be “50%”), that the Company’s board determines in good faith (after consultation with outside legal counsel and a financial advisor of national reputation) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all financial, legal, regulatory, timing and other aspects of such proposal and (b) would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of the Company’s common stock than the transactions contemplated by this Agreement, taking into account: (i) all financial considerations; (ii) the identity of the Third Party making such Company Takeover Proposal; (iii) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Company Takeover Proposal; (iv) the other terms and conditions of such Company Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory, and other aspects of such Company Takeover Proposal deemed relevant by the Company (including any conditions relating to financing, stockholder approval, regulatory approvals, or other events or circumstances beyond the control of the Company); and (v) any revisions to the terms of this Agreement and the transaction contemplated by this Agreement proposed by Parent during the Company Superior Proposal Notice Period set forth in Section 6.02(d).
“Company Superior Proposal Notice Period” has the meaning set forth in Section 6.02(d).
“Company Takeover Proposal” means an inquiry, proposal, or offer from or on behalf of, or indication of interest in making a proposal or offer (including any amendment or modification to any existing indication of interest, inquiry, offer or proposal) by or on behalf of, any Person or group relating to any transaction or series of related transactions (other than any such inquiry, proposal, offer or indication of interest made by or on behalf of Parent, US Holdco, Merger Sub or one or more of their Subsidiaries as contemplated by this Agreement), relating to, or that would reasonably be expected to lead to, in one transaction or a series of related transactions, any: (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business consistent with past practice) equal to 15% or more of the fair market value of the Company’s and its Subsidiaries’ consolidated assets, taken as a whole, or to which 15% or more of the Company’s and its Subsidiaries’ revenues, income or EBITDA on a consolidated basis, taken as a whole, are attributable; (b) direct or indirect acquisition of 15% or more of the voting equity interests of the Company or any of its Subsidiaries whose business constitutes 15% or more of the consolidated revenues, income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 15% or more of the voting power of the Company; (d) merger, consolidation, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, acquisition, license agreement, other business combination, or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 15% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of the Company or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 15% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; or (f) any combination of the foregoing.
“Company Termination Fee” means $277,000,000 (excluding any amounts in respect of VAT, if applicable).
“Confidentiality Agreement” means that certain Confidentiality Agreement, by and between Parent and the Company, dated as of February 28, 2020 (as may be amended by the parties thereto from time to time), including any clean team agreements related thereto.
“Continuing Employee” has the meaning set forth in Section 8.09(a).
“Contract” means any contract, agreement, license, note, bond, mortgage, indenture, lease, loan or credit agreement, option, warrant, purchase order, insurance policy or other binding instrument, understanding, obligation, undertaking or commitment (including all supplements and addenda thereto), whether written or oral, but excluding any Company Employee Plan.
“COVID-19” means SARS-CoV-2 or COVID-19, and all evolutions, variations or mutations thereof or related or associate epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, reduced capacity, social distancing, shut down, closure, sequester, safety or any other guideline, recommendation, law, order or directive promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“Data Activities” has the meaning set forth in Section 4.07(g).
“Data Protection Requirements” has the meaning set forth in Section 4.07(g).
“Debt Financing” has the meaning set forth in Section 5.23(a).
“Debt Financing Related Parties” means the Debt Financing Sources, and any arrangers or administrative agents in connection with the Debt Financing, together with their current and future Affiliates and their and such Affiliates’ respective officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, and Representatives, and their respective successors and assigns; provided, however, that the Debt Financing Related Parties shall not include Parent or any of its respective Affiliates.
“Debt Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements to provide the Debt Financing, including the Lenders.
“Debt Payoff Letters” has the meaning set forth in Section 6.04(a)(x).
“DGCL” has the meaning set forth in the Recitals.
“Dissenting Shares” has the meaning set forth in Section 3.03.
“EDGAR” has the meaning set forth in Section 4.04(a).
“Effect” has the meaning set forth in Section 1.01.
“Effective Time” has the meaning set forth in Section 2.03.
“EGM Notice” has the meaning set forth in Section 4.17.
“End Date” has the meaning set forth in Section 10.02(a).
“Environment” shall mean ambient air, indoor air, surface water, groundwater, drinking water, land surface, sediments, and subsurface strata & natural resources such as wetlands, flora and fauna.
“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials), or the Environment; (b) human health and safety (as it relates to exposure to Hazardous Materials); or (c) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, Release, threat of Release or remediation of any Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrowed Take-Out Financing Proceeds” means any cash proceeds of a Take-Out Financing that are subject to escrow arrangements, the release of which is subject to conditions no more restrictive than the conditions to the receipt of the Debt Financing set forth in the Commitment Letter (without giving effect to any Restricted Amendment).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning set forth in Section 3.02(a).
“Exchange Fund” has the meaning set forth in Section 3.02(a).
“Exchange Ratio” has the meaning set forth in Section 3.01(b).
“Fee Letter” has the meaning set forth in Section 5.23(a).
“Foreign Antitrust Laws” has the meaning set forth in Section 4.03(c).
“Form F-4” has the meaning set forth in Section 4.17.
“GAAP” means United States generally accepted accounting principles.
“Government Contract” means any Contract of any kind between the Company or any of its Subsidiaries, on the one hand, and (a) any Governmental Entity, (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor or (c) any subcontractor at any tier with respect to any contract of a type described in clause (a) or (b) above, on the other hand. A task or delivery order under a Governmental Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.
“Governmental Antitrust Authority” has the meaning set forth in Section 8.04(b).
“Governmental Entity” means any supranational, national, state, municipal, local, or foreign government (or any political subdivision thereof), any instrumentality, subdivision, department, legislative body, court, tribunal, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any legislative, regulatory or other governmental or quasi-governmental authority (including any securities exchange).
“Hazardous Material” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is regulated under or which can give rise to liability under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, biological, medical or pharmaceutical waste, perfluoroalkyl and polyfluoroalkyl substances, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“Health Care Laws” has the meaning set forth in Section 4.20(a).
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.
“HSR Act” has the meaning set forth in Section 4.03(c).
“Indebtedness” of any Person at any date means, without duplication, all obligations of such Person under the applicable governing documentation to pay principal, interest, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, prepayment premiums, termination fees, costs of unwinding and other liabilities with respect to (i) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (ii) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (iii) leases that are required to be capitalized in accordance with GAAP under which such Person is the lessee, (iv) the deferred purchase price of goods or services, including earn outs (other than trade payables or accruals in the ordinary course of business consistent with past practice); (v) obligations under interest rate, currency swap, hedging, cap, collar or futures Contracts or other derivative instruments or agreements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (vi) obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), (vii) liabilities under sale-and-leaseback transactions, agreements to repurchase securities sold and other similar financing transactions, and (viii) direct or indirect guarantees or other forms of credit support of obligations described in clauses (i) through (vii) above of any Person (other than, in the case of clauses (i), (ii) and (v), accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business consistent with past practice).
“Indemnified Party” has the meaning set forth in Section 7.05(a).
“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, trade dress, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; (f) rights in software, data and databases; and (g) other intellectual property and related proprietary rights.
“Interim Period” has the meaning set forth in Section 6.01(a).
“Irish Companies Act” means the Irish Companies Act 2014, as amended.
“Irish Takeover Code” means the Irish Takeover Panel Act 1997, Takeover Rules, 2013, as amended.
“IRS” means the United States Internal Revenue Service.
“Key Company Employee” means each Company Employee with a title of Executive Vice President or higher and the President, Strategic Solutions of the Company.

“Knowledge” means: (a) with respect to the Company and its Subsidiaries, the actual knowledge after reasonable inquiry of each of the individuals listed in Section 1.01 of the Company Disclosure Letter; and (b) with respect to Parent and its Subsidiaries, the actual knowledge after reasonable inquiry of each of the individuals listed in Section 1.01 of the Parent Disclosure Letter.
“Laws” means any national, federal, state, local, municipal, county, administrative, provincial, foreign, multi-national or other laws, statutes, constitutions, ordinances, rules, regulations, official administrative guidance, codes, treaties, Orders, certification standard, accreditation standard, Permit, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, applied, or otherwise put into effect by or under the authority of any Governmental Entity, or any common law of any jurisdiction.
“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which a Person holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of such Person or any of its Subsidiaries thereunder.
“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by a Person or any of its Subsidiaries.
“Legal Action” means any legal, administrative, judicial, arbitral, or other proceeding, suit, action, investigation, examination, claim, audit, hearing, charge, complaint, indictment, criminal prosecution, litigation, examination or any other method of settling disputes or disagreements or governmental investigation by, against, or before any Governmental Entity or non-governmental court, department, commission, board, bureau, agency, arbitrator or mediator or other instrumentality.
“Lenders” has the meaning set forth in Section 5.23(a).
“Liability” means any liability, cost, Indebtedness, commitment or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, liquidated or unliquidated or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP), including those arising under any Contract, Legal Action or Order.
“Lien” means, with respect to any property or asset, any pledge, lien (statutory or other), mortgage, charge, encumbrance, hypothecation, option, community property interest, condition, equitable interest, encroachment, right of way, right of first refusal, right of first offer, security interest of any kind or nature whatsoever or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Maximum Premium” has the meaning set forth in Section 7.05(b).
“Merger” has the meaning set forth in the Recitals.
“Merger Consideration” has the meaning set forth in Section 3.01(b).
“Merger Sub” has the meaning set forth in the Preamble.
“Merger Sub Board” has the meaning set forth in the Recitals.
“Nasdaq” means the Nasdaq Global Select Market.
“Non-Cooperation Notice” has the meaning set forth in Section 6.04(e).
“Non-Recourse Party” means, with respect to any party, (i) any former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of such Person, or (ii) any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing Persons specified in the foregoing clause (i), as applicable; provided that a Non-Recourse Party of any party shall not include such party itself.
“Order” means any order, writ, assessment, decision, injunction, decree, ruling, stipulation, award, determination, settlement, corporate integrity agreement, deferred prosecution agreement, subpoena, verdict or judgment entered, issued, made or rendered by any Governmental Entity or arbitrator, whether temporary, preliminary, or permanent.

“Other Governmental Approvals” has the meaning set forth in Section 4.03(c).
“Owned Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by a Person or any of its Subsidiaries.
“Parent” has the meaning set forth in the Preamble.
“Parent Acquisition Agreement” has the meaning set forth in Section 7.02(a).
“Parent Adverse Recommendation Change” means the Parent Board or any committee thereof: (a) withholding or withdrawing (or amending, modifying or materially qualifying, in a manner adverse to the Company), the Parent Board Recommendation; (b) failing to include the Parent Board Recommendation in the Proxy Statement/EGM Notice that is mailed to Parent’s shareholders; (c) adopting, approving or recommending a Parent Takeover Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the Parent Ordinary Shares within ten (10) Business Days after the commencement of such offer (within the meaning of Rule 14d-2 under the Exchange Act; (e) failing to reaffirm (publicly, if so requested by the Company) the Parent Board Recommendation within ten (10) Business Days after the date any Parent Takeover Proposal (or material modification thereto) is first publicly disclosed by Parent or the Person making such Parent Takeover Proposal; or (f) resolving, agreeing or publicly proposing to take any of the foregoing actions.
“Parent AGM” means an annual general meeting of the shareholders of Parent, whenever held.
“Parent AGM Resolutions” means any and all resolutions relating to the following matters which may be proposed to the shareholders of Parent at a Parent AGM: (A) the election and/or re-election of any of the directors and/or secretary of the Parent; (B) the review, consideration and/or approval of the Parent’s annual accounts; (C) the appointment, removal or replacement of the auditors of the Parent; (D) the authority of the board of the directors of the Company to fix the remuneration of the auditors of the Parent; (E) the authority of the board of the directors of the Company to issue shares in the capital of the Parent up to an aggregate of 20% of the share capital of the Parent at the relevant time; (F) the authority of the board of the directors of the Company to issue shares in the capital of the Parent for cash, without having to offer shares to the existing shareholders on a pro rata basis, up to an aggregate of 5% of the share capital of the Parent at the relevant time; (G) the authority of the board of the directors of the Company to issue shares in the capital of the Parent for cash, without having to offer shares to the existing shareholders on a pro rata basis provided that the proceeds of any such share issuance are to be used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) an acquisition or other capital investment, up to an aggregate of 5% of the share capital of the Parent at the relevant time; (H) the authority of the Parent to buy-back (purchase) up to 10% of the outstanding share capital of the Parent; and (I) the authority of the Parent to reissue shares held as treasury shares.
“Parent and US Holdco Expenses” $100,000,000 (excluding any amounts in respect of VAT, if applicable).
“Parent and US Holdco Financial Advisor” has the meaning set forth in Section 5.10.
“Parent and US Holdco Termination Fee” means $388,000,000 (excluding any amounts in respect of VAT, if applicable).
“Parent Balance Sheet” has the meaning set forth in Section 5.04(e).
“Parent Board” has the meaning set forth in the Recitals.
“Parent Board Recommendation” has the meaning set forth in Section 5.03(d)(i).
“Parent COVID Action” means any COVID-19 Measure and any other reasonable action taken or omitted to be taken after the date of this Agreement that Parent reasonably determines to be necessary or prudent for Parent or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (A) events surrounding any pandemic or public health emergency caused by COVID-19; (B) mothballing, suspending or reinitiating operation of all or a portion of Parent’s or any of its Subsidiaries’ respective businesses or operations (including suspending any studies or changing any protocols as a result of lack of hospital access or capacity); (C) workforce reductions; (D) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of Parent and its Subsidiaries; or (E) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.

“Parent Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement.
“Parent Employee” has the meaning set forth in Section 5.12(a).
“Parent Employee Plans” has the meaning set forth in Section 5.12(a).
“Parent Equity Award” means a Parent Share Option or an award of Parent Restricted Shares or Parent Restricted Share Units, as the case may be.
“Parent Equity Conversion Price” means the volume weighed average price per Parent Ordinary Share as reported on the Nasdaq for the ten (10) consecutive trading days ending on the trading day immediately preceding the Effective Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events).
“Parent Equity Conversion Ratio” means the ratio equal to (i) the Per Share Cash Equivalent Consideration, divided by (ii) the Parent Equity Conversion Price.
“Parent ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with Parent or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.
“Parent Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Parent Takeover Proposal, (ii) any Effect relating to the Company or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (iii) any change in the credit rating of Parent or the market price or trading volume of the Parent Ordinary Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that Parent or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (v) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, (vi) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (vii) any conditions (or changes in such conditions) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operate (including changes in general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), (viii) any event or circumstance arising in connection with obtaining approvals and other authorizations of any Governmental Entity (including, for the avoidance of doubt, the expiration of the waiting periods applicable to the consummation of the Merger under the HSR Act and other Antitrust Laws), (ix) any event or circumstance arising in connection with the execution announcement of this Agreement or the pendency of the Merger (including by reason of the identity of Parent or the Company), including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, customers, suppliers, vendors, landlords or partners, (x) any actions taken or omitted by Parent, Company or any of their Subsidiaries that is expressly required to be taken or omitted by such parties pursuant to this Agreement in connection with the transactions contemplated by this Agreement, (xi) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person, (xii) any acts of war, sabotage, or terrorism, or military actions, or the escalation thereof and (xiii) any natural disasters, epidemics or pandemics (including the existence and impact of the COVID-19 pandemic or any COVID-19 Measure), in each case, constitute, or be taken into account, in whole or in part, in determining when a material development or change in circumstance constitutes, a Parent Intervening Event.
“Parent Intervening Event Notice Period” has the meaning set forth in Section 7.02(e)(ii).
“Parent IP” has the meaning set forth in Section 5.07(a).

“Parent IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other legally binding Contracts, whether written or oral, relating to Intellectual Property and to which Parent or any of its Subsidiaries is a party, beneficiary, or otherwise bound, other than non-exclusive licenses granted by Parent or any of its Subsidiaries pursuant to customer Contracts entered into in the ordinary course of business.
“Parent IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by Parent or any of its Subsidiaries, and all associated documentation.
“Parent Material Adverse Effect” means any Effect that has, or would reasonably be expected to individually or in the aggregate with one or more Effects, a material adverse effect on the business, results of operations, or financial condition, of Parent and its Subsidiaries, taken as a whole; provided, however, that no Effect to the extent, directly or indirectly, resulting or arising from or related to any of the following shall be deemed to constitute a Parent Material Adverse Effect, or be taken into account, in whole or in part, in determining whether a Parent Material Adverse Effect has occurred or may, would or could occur: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the announcement, or pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of Parent and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to Section 5.03(b) or Section 5.03(c)); (iii) any changes in applicable Law (including COVID-19 Measures) or GAAP or other applicable accounting standards, including interpretations thereof, (iv) acts of war, sabotage, or terrorism, or military actions, or the escalation thereof; (v) natural disasters, weather conditions, epidemics, pandemics, or disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States); (vi) general conditions in the industry in which Parent and its Subsidiaries operate; (vii) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of Parent’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required by the Agreement or actions or omissions taken with Parent’s consent; provided further, however, that any Effect resulting from any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above (excluding any Effect arising from, resulting from or related to COVID-19 or any COVID-19 Measure) shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on Parent and its Subsidiaries, taken as a whole, compared to other participants in the industries in which Parent and its Subsidiaries conduct their businesses.
“Parent Material Contract” has the meaning set forth in Section 5.15(a).
“Parent Ordinary Shares” has the meaning set forth in the Recitals.
“Parent-Owned IP” means all Intellectual Property purportedly owned by Parent or any of its Subsidiaries.
“Parent Performance Share Unit” means any restricted share unit representing the right to receive Parent Ordinary Shares subject to performance-based vesting or other restrictions granted under any Parent Share Plan.
“Parent Restricted Share Unit” means any restricted share unit representing the right to receive Parent Ordinary Shares subject to vesting or other restrictions granted under any Parent Share Plan.
“Parent Restricted Shares” means any Parent Ordinary Shares subject to vesting, repurchase, or other lapse of restrictions granted under any Parent Share Plan.
“Parent SEC Documents” has the meaning set forth in Section 5.04(a).

“Parent Securities” has the meaning set forth in Section 5.02(b)(ii).
“Parent Share Issuance” has the meaning set forth in the Recitals.
“Parent Share Option” means any option to purchase Parent Ordinary Shares granted under any Parent Share Plan.
“Parent Share Plan” means, in each case as amended, any stock option, stock incentive, stock award, management incentive or other equity compensation plan or agreement sponsored or maintained (including, from and after the Effective Time, any Company Stock Plan assumed at the Effective Time) by Parent or any Subsidiary of Parent.
“Parent Shareholders Meeting” means the extraordinary general meeting of the shareholders of Parent to be held to consider the approval of the grant of authority to the Parent Board to effect the Parent Share Issuance.
“Parent Subsidiary Securities” has the meaning set forth in Section 5.02(d).
“Parent Takeover Proposal” means an inquiry, proposal, or offer from or on behalf of, or indication of interest in making a proposal or offer (including any amendment or modification to any existing indication of interest, inquiry, offer or proposal) by or on behalf of, any Person or group relating to any transaction or series of related transactions relating to, or that would reasonably be expected to lead to, in one transaction or a series of related transactions, any: (a) direct or indirect acquisition of assets of Parent or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business consistent with past practice) equal to 15% or more of the fair market value of Parent’s and its Subsidiaries’ consolidated assets, taken as a whole, or to which 15% or more of Parent’s and its Subsidiaries’ revenue, income or EBITDA on a consolidated basis, taken as a whole, are attributable; (b) direct or indirect acquisition of 15% or more of the voting equity interests of Parent or any of its Subsidiaries whose business constitutes 15% or more of the consolidated revenues, income, EBITDA or assets of Parent and its Subsidiaries, taken as a whole; (c) tender offer, exchange offer or scheme of arrangement that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 15% or more of the voting power of Parent; (d) merger, consolidation, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, acquisition, license agreement, other business combination, or similar transaction involving Parent or any of its Subsidiaries, pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 15% or more of the consolidated revenues, income, or assets of Parent and its Subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of Parent or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 15% or more of the consolidated revenues, income, or assets of Parent and its Subsidiaries, taken as a whole; or (f) any combination of the foregoing.
“Parent Voting Debt” has the meaning set forth in Section 5.02(c).
“PBGC” has the meaning set forth in Section 4.12(d).
“Per Share Cash Equivalent Consideration” means the sum of: (i) the Cash Consideration plus (ii) the product obtained by multiplying (x) the Exchange Ratio by (y) the Parent Equity Conversion Price.
“Permits” means all permits, licenses, registrations, certificates, variances, clearances, consents, commissions, franchises, exemptions, Orders, authorizations, approvals, qualifications and filings or notices issued by, obtained from or filed with any Governmental Entity.
“Permitted Liens” means: (a) Liens for current ad valorem property Taxes not yet due and payable; (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation; (g) non-exclusive licenses or sublicenses of Intellectual Property (h) Liens which are disclosed on the Company Balance Sheet, in the case of the Company, and Parent Balance Sheet, in the case of Parent; and (i) Liens incurred in the ordinary course of business that would not reasonably be expected to interfere adversely in a material way with the use of the properties or assets encumbered thereby.
“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).
“Personal Data” has the meaning set forth in Section 4.07(g).
“Proxy Statement/EGM Notice” has the meaning set forth in Section 4.17.
“Real Estate” means Owned Real Estate and Leased Real Estate.
“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the Environment or within, from or into any building, structure, facility or fixture.
“Representatives” means, with respect to any Person, such Person’s directors, members, managers, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents, advisors or representatives.
“Required Amount” has the meaning set forth in Section 5.23(e).
“Requisite Company Vote” has the meaning set forth in Section 4.03(a).
“Requisite Parent Vote” has the meaning set forth in Section 5.03(a).
“Restricted Amendments” has the meaning set forth in Section 7.06(a).
“Sanctioned Country” has the meaning set forth in Section 4.19.
“Sanctions” has the meaning set forth in Section 4.19.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, including the rules and regulations promulgated thereunder.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Share Consideration” has the meaning set forth in Section 3.01(b).
“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.
“Subsidiary-Held Shares” has the meaning set forth in Section 3.01(c).
“Surviving Corporation” has the meaning set forth in Section 2.01.
“Surviving Corporation Common Stock” has the meaning set forth in Section 3.01(c).
“Take-Out Financing” means any borrowings under any Parent credit facilities or any offering of debt or equity securities by Parent or any of its Affiliates, all or a portion of which will be used to fund the Merger Consideration or any other amounts payable pursuant to this Agreement in lieu of all or a portion of the Debt Financing, and which (x) is subject to conditions no more restrictive than the conditions to the receipt of the Debt Financing set forth in the Commitment Letter (without giving effect to any Restricted Amendment) (or for which proceeds have been received and constitute Escrowed Take-Out Financing Proceeds), (y) would not have terms which would reasonably be expected to delay or prevent the Closing Date and (z) would not reduce the aggregate amount of the Debt Financing, such Take-Out Financing and Parent’s and Merger Sub’s cash and cash equivalents on hand (including any Escrowed Take-Out Financing Proceeds) below the Required Amount.
“Tax” or “Taxes” means (i) all federal, state, local, non-U.S. or other taxes, duties, imposts, levies, assessments, withholdings or similar charges imposed by any Governmental Entity, including all income, corporation, alternative minimum, gross receipts, capital, sales, use, consumption, business, ad valorem, VAT, transfer, stamp duty, franchise, profits, inventory, capital stock, license, withholding (including backup withholding), payroll, employment, unemployment, disability, social security, national insurance, excise, severance, stamp, occupation, registration, documentary, environmental, goods and services, property, customs duties and estimated taxes and (ii) all interest, penalties, additions to tax or other additional amounts imposed by any Governmental Entity in connection with any item described in clause (i), in each case described in clauses (i) or (ii), whether disputed or not.
“Tax Return” means any original, amended or estimated return, statement, report, election, declaration, disclosure, schedule, form or other document or statement (including any claim for refund, information return or report or country-by-country report) filed or required to be filed with any Taxing Authority, including any schedules, annexes, attachments or supplements to any of the foregoing.
“Tax Sharing Obligation” means any obligation with respect to the sharing, allocation, indemnification, reimbursement, responsibility for or payment of any Taxes or any Tax benefits between the Company or any of its Subsidiaries, on one hand, and any other Person on the other hand (whether contained in an agreement primarily related to Taxes or as part of a larger commercial agreement not primarily related to Taxes), excluding any Commercial Tax Obligation.
“Taxing Authority” means any Governmental Entity having jurisdiction with respect to any Tax matter.
“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent, Merger Sub, the Company or any of their respective Affiliates or Representatives (solely in their capacity as such).
“Transaction Litigation” means any claim or Legal Action against either the Company or Parent or any of their respective directors or officers (including any class action or derivative litigation) relating, directly or indirectly, to the Agreement, the Merger or the other transactions contemplated hereby, including disclosures made under securities laws and regulations related thereto.
“Treasury Regulations” means the Treasury regulations promulgated under the Code, as amended from time to time.
“US Holdco” has the meaning set forth in the Preamble.
“US Holdco Board” has the meaning set forth in the Recitals.
“USRPHC” has the meaning set forth in Section 6.05.
“VAT” means (i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (ii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clause (i) above, or imposed elsewhere.
“Voting Debt” has the meaning set forth in Section 4.02(c).
“Willful Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, an intentional act or intentional omission (including a failure to cure circumstances) where the breaching party knows (or reasonably should have known) such action or omission is, would or would reasonably be expected to result in a breach of this Agreement.
ARTICLE II

THE MERGER
Section 2.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time: (i) Merger Sub will merge with and into the Company; (ii) the separate corporate existence of Merger Sub will cease; and (iii) the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger and a wholly owned Subsidiary of Parent and US Holdco (sometimes referred to herein as the “Surviving Corporation”).
Section 2.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place as soon as practicable (and, in any event, within five (5) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), or such other time or date mutually agreed to in writing by the parties hereto; provided, further, that notwithstanding the foregoing, in no event shall the Closing occur prior to July 1, 2021. The Closing shall take place at the offices of Cahill Gordon & Reindel LLP, 32 Old Slip, New York, New York 10005, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is mutually agreed to in writing by the parties hereto. The actual date of the Closing is hereinafter referred to as the “Closing Date.”
Section 2.03 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Company and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged, and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company, Parent and US Holdco in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
Section 2.04 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto from and after the Effective Time, the effects of the Merger shall be that all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.
Section 2.05 Organizational Documents of the Surviving Corporation. (i) At the Effective Time and without any further action by the Company or Merger Sub, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit A and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law; and (ii) the parties hereto shall take all necessary action such that the bylaws of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub immediately prior to the Effective Time, except that references to Merger Sub’s name shall be replaced with references to the name of the Surviving Corporation.
Section 2.06 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
Section 3.01 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, US Holdco, Merger Sub, or the Company or the holder of any capital stock of Parent, US Holdco, Merger Sub, or the Company:
(a) Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent, US Holdco or the Company (as treasury stock or otherwise) as of immediately prior to the Effective Time (the “Cancelled Shares”) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.
(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, Dissenting Shares and Subsidiary-Held Shares) will be cancelled and converted into the right to receive: (i) from Parent, 0.4125 of one Parent Ordinary Share (the “Share Consideration” and such ratio, the “Exchange Ratio”); (ii) from US Holdco and the Surviving Corporation $80.00 in cash, without interest (the “Cash Consideration” and together with the

Share Consideration, the “Merger Consideration”); (iii) from Parent, any cash in lieu of fractional Parent Ordinary Shares payable pursuant to Section 3.01(e); and (iv) from Parent, any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of Company Common Stock in accordance with Section 3.02(g).
(c) Conversion of Subsidiary-Held Shares. All shares of Company Common Stock owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent other than US Holdco immediately prior to the Effective Time (“Subsidiary-Held Shares”) shall be converted automatically into that number (which may be a fraction less than one) of newly issued, fully paid and nonassessable share(s) of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”) that represents the same percentage interest in the Surviving Corporation Common Stock immediately after the Merger as such Subsidiary-Held Shares represented in the Company Common Stock immediately prior to the Merger.
(d) Cancellation of Shares. At the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock will be cancelled and retired and will cease to exist, and, subject to Section 3.03, each holder of: (i) a certificate formerly representing any shares of Company Common Stock (each, a “Certificate”); or (ii) any book-entry shares which immediately prior to the Effective Time represented shares of Company Common Stock (each, a “Book-Entry Share”) will, subject to applicable Law in the case of Dissenting Shares, cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration in accordance with Section 3.02 hereof, (B) any cash in lieu of fractional Parent Ordinary Shares payable pursuant to Section 3.01(e), and (C) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of Company Common Stock in accordance with Section 3.02(g).
(e) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into and become one newly issued, fully paid, and non-assessable share of Surviving Corporation Common Stock with the same rights, powers, and privileges as the shares so cancelled and converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub common stock, if any, shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
(f) Fractional Shares. No certificates or scrip representing fractional Parent Ordinary Shares shall be issued upon the conversion of Company Common Stock pursuant to Section 3.01(b) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Ordinary Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive from Parent a fraction of a Parent Ordinary Share (after taking into account all shares of Company Common Stock exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Certificates and Book-Entry Shares, receive in cash from Parent (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of Parent Ordinary Shares on the Nasdaq (as reported by The Wall Street Journal or an authoritative source mutually agreed in good faith by Parent and the Company) on the last complete trading day prior to the date of the Effective Time.
Section 3.02 Exchange Procedures.
(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Merger Consideration for the Certificates and the Book-Entry Shares. At or promptly following the Effective Time, Parent shall deposit with the Exchange Agent: certificates representing the Parent Ordinary Shares to be issued by Parent as Share Consideration (or make appropriate alternative arrangements if uncertificated Parent Ordinary Shares represented by book-entry shares will be issued) and any cash sufficient to make payments in lieu of fractional shares pursuant to Section 3.01(e). In addition, US Holdco and the Surviving Corporation shall deposit, with the Exchange Agent cash sufficient to pay the Cash Consideration,. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Company Common Stock may be entitled pursuant to Section

3.02(g) for distributions or dividends, on the Parent Ordinary Shares to which they are entitled to pursuant to Section 3.01(b), with both a record and payment date after the Effective Time and prior to the surrender of the Company Common Stock in exchange for such Parent Ordinary Shares. Such cash and Parent Ordinary Shares, together with any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.02(a), are referred to collectively in this Agreement as the “Exchange Fund.”
(b) Procedures for Surrender; No Interest. Promptly after the Effective Time (in any event within five (5) Business Days), Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time, whose Company Common Stock was cancelled and converted pursuant to Section 3.01(b) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Parent, US Holdco and the Surviving Corporation may reasonably specify) for use in such exchange. Each holder of shares of Company Common Stock that have been cancelled and converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 3.01(b) in respect of the Company Common Stock represented by a Certificate or Book-Entry Share, any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 3.01(e), and any dividends or other distributions pursuant to Section 3.02(g) upon: (i) surrender to the Exchange Agent of a Certificate; or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Article III, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be cancelled.
(c) Investment of Exchange Fund. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by US Holdco or the Surviving Corporation; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent such fund increases for any reason above the level required to make prompt payment of any outstanding Merger Consideration to be paid in exchange for Company Common Stock converted in the Merger pursuant to Section 3.01(b), Parent, US Holdco and the Surviving Corporation shall, following such prompt payment, be the sole owners of any amounts left over in such Exchange Fund. Parent shall be treated for Tax purposes as the owner of any Parent Ordinary Shares and cash in lieu of fractional shares held in the Exchange Fund, and Parent shall be subject to Tax on all interest and other income resulting from the investment of such cash. US Holdco or the Surviving Corporation, as applicable, shall be treated for Tax purposes as the owner of any cash held in the Exchange Fund prior to its disbursement, and shall be subject to Tax on all interest and other income resulting from investments of such cash.
(d) Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that: (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(e) Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or

Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent, US Holdco or the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article III.
(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be returned to Parent, US Holdco or the Surviving Corporation, as applicable, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 3.02 prior to that time shall thereafter look only to Parent, US Holdco or the Surviving Corporation, as applicable (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, Parent, US Holdco or the Surviving Corporation, as applicable, shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent, US Holdco or the Surviving Corporation, as applicable, free and clear of any claims or interest of any Person previously entitled thereto.
(g) Distributions with Respect to Unsurrendered Shares of Company Common Stock. All Parent Ordinary Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Ordinary Shares, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Ordinary Shares shall be paid to any holder of any unsurrendered Company Common Stock until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.06) or Book-Entry Share is surrendered for exchange in accordance with this Section 3.02. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole Parent Ordinary Shares issued in exchange for Company Common Stock in accordance with this Section 3.02, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Ordinary Shares and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Ordinary Shares with a record date after the Effective Time but with a payment date subsequent to surrender.
(h) Dissenting Shares Merger Consideration. Any portion of the Cash Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to US Holdco or the Surviving Corporation, upon demand.
Section 3.03 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 3.01, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.01(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Parent and US Holdco shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent and US Holdco, the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.
Section 3.04 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or the Parent Ordinary Shares shall occur (other than the issuance of additional shares of capital stock of the Company or Parent as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
Section 3.05 Withholding Rights. Each of the Exchange Agent, Parent, US Holdco, Merger Sub, the Surviving Corporation and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any Tax Laws. Amounts so deducted and withheld (and, in the case of the Exchange Agent, Parent, US Holdco, Merger Sub, the Surviving Corporation or any Affiliate, paid over to the applicable Governmental Entity) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 3.06 Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by Parent or US Holdco, the posting by such Person of a bond, in such reasonable amount as Parent or US Holdco may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this Article III.
Section 3.07 Treatment of Stock Options and Other Stock-Based Compensation.
(a) Company Stock Options. Each Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, as of the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent and be converted into a Parent Share Option, subject to the same terms and conditions, including vesting conditions, applicable to such Company Stock Option, to purchase the number of Parent Ordinary Shares equal to (i) the number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the Parent Equity Conversion Ratio, rounding down to the nearest whole number of Parent Ordinary Shares, at an exercise price per Parent Ordinary Share equal to (x) the exercise price per share of Company Common Stock subject to such Company Stock Option, divided by (y) the Parent Equity Conversion Ratio, rounding up to the nearest whole cent; provided that the exercise price, the number of Parent Ordinary Shares and the terms and conditions of such Parent Share Option shall be determined consistent with the applicable requirements for exempt, nonstatutory stock options under Section 409A of the Code.
(b) Company Restricted Stock and Company Restricted Stock Units.
(i) Each award of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall, as of the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the Merger Consideration for each share of Company Restricted Stock, to be provided to such holder promptly but no later than five (5) Business Days following the Effective Time.
(ii)  Each award of Company Restricted Stock Units that is outstanding immediately prior to the Effective Time shall, as of the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent and be converted into a number of Parent Restricted Share

Units, subject to the same terms and conditions, including vesting conditions, applicable to such Company Restricted Stock Units, equal to (i) the number of such Company Restricted Stock Units, multiplied by (ii) the Parent Equity Conversion Ratio, rounding down to the nearest whole number of Parent Restricted Share Units.
(c) Company Stock Purchase Plan. As soon as practicable following the date hereof, the Company, the Company Board or, as appropriate, any committee administering the Company Stock Purchase Plan shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the Company Stock Purchase Plan: (i) the final exercise date shall be the Closing Date, (ii) each participant’s accumulated contributions under the Company Stock Purchase Plan shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company Stock Purchase Plan as of such date (provided that participants shall not be permitted to increase their payroll deductions in effect as of the date hereof), and (iii) unless otherwise requested by Parent and US Holdco the Company Stock Purchase Plan shall terminate on such date and no further rights shall be granted or exercised under the Company Stock Purchase Plan. All shares of Company Common Stock purchased in accordance with this Section 3.07(c) shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.
(d) Assumption of Company Stock Plans. At the Effective Time, subject to the requirements of applicable Law, Parent shall assume all rights and obligations in respect of each Company Stock Plan, including each outstanding Company Equity Award to be converted in accordance with the foregoing provisions of this Section 3.07 except that: (i) stock covered by such awards shall be Parent Ordinary Shares; (ii) all references in such Company Stock Plan to a number of shares of Company Common Stock shall be amended or deemed amended to refer instead to a number of Parent Ordinary Shares determined by multiplying the number of referenced shares of Company Common Stock by the Parent Equity Conversion Ratio, rounding down to the nearest whole number of Parent Ordinary Shares; and (iii) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to the administration of such Company Stock Plan. Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to this Section 3.07, including the reservation, issuance and listing of Parent Ordinary Shares as necessary to effect the transactions contemplated by this Section 3.07. If registration of the Parent Ordinary Shares issuable thereunder is required under the Securities Act, Parent shall file with the SEC on the Closing Date a registration statement with respect to such Parent Ordinary Shares, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Stock Plans remain in effect and such registration of Parent Ordinary Shares continues to be required.
(e) Resolutions and Other Company Actions. At or prior to the Effective Time, the Company, the Company Board, and the compensation committee of such board, as applicable, Parent, the Parent Board and the compensation committee of such board, as applicable, and US Holdco, the US Holdco Board and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the foregoing provisions of this Section 3.07, including any amendments, conditioned upon, and effective immediately after, the Effective Time, to the Company Stock Plans, Company Stock Purchase Plan or any applicable Parent Share Plans and such other actions as Parent or the Company, as applicable, may reasonably request or require (including, for the avoidance of doubt, as may be necessary or desirable to comply with any requirements of applicable Law or by virtue of the fact that Parent is an Irish public limited company).
Section 3.08 Tax Treatment. The Merger is intended to be treated for U.S. federal income tax purposes as (a) a taxable purchase by Parent of a portion of each share of the outstanding stock of the Company (other than the Cancelled Shares, Subsidiary-Held Shares and the Dissenting Shares) (b) (i) except to the extent that Section 304 of the Code applies, a taxable purchase by US Holdco and (ii) to the extent that Section 304 of the Code applies, an acquisition by US Holdco of a portion of each share of the outstanding stock of the Company (other than the Cancelled Shares, Subsidiary-Held Shares and the Dissenting Shares) and (c) a taxable redemption by the Company of a portion of each share of the outstanding stock of the Company (other than the Cancelled Shares, Subsidiary-Held Shares and the Dissenting Shares).
Section 3.09 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Common Stock shall thereafter be made.

Section 3.10 Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Article III, the officers and directors of the Surviving Corporation, Parent and US Holdco shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation or otherwise) to take, and shall take, all such action.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as disclosed in the Company SEC Documents prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors or risks to the extent they are predictive, cautionary, or forward-looking in nature) (it being understood and agreed that this clause (a) will not apply to any of Section 4.01, Section 4.02 or Section 4.03); or (b) as set forth in the correspondingly numbered Section of the Company Disclosure Letter that relates to such Section or in another Section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Company hereby represents and warrants to Parent, US Holdco and Merger Sub as follows:
Section 4.01 Organization; Standing and Power; Charter Documents; Subsidiaries.
(a) Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized, to be in good standing or to have such power, authority or standing (A) would not reasonably be expected to have a Company Material Adverse Effect or (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions on a timely basis and in any event on or before the End Date. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, (A) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions on a timely basis and in any event on or before the End Date.
(b) Charter Documents. The copies of the Certificate of Incorporation and Bylaws of the Company incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its respective Charter Documents.
(c) Subsidiaries. Section 4.01(c)(i) of the Company Disclosure Letter lists each of the Subsidiaries of the Company as of the date hereof and its jurisdiction of organization. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (x) imposed by applicable securities Laws; or (y) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its wholly owned Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
Section 4.02 Capital Structure.
(a) Capital Stock. The authorized capital stock of the Company consists of: (i) 1,000,000,000 shares of Company Common Stock; and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”). As of the close of business on the Capitalization Date:

(A) 64,543,968 shares of Company Common Stock were issued and outstanding (not including shares held in treasury, but including, for the avoidance of doubt, 469,844 shares of Company Common Stock underlying outstanding Company Restricted Stock awards as described in Section 4.02(b)(i) below); (B) 0 shares of Company Common Stock were issued and held by the Company in its treasury; and (C) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury; and since the Capitalization Date and through the date hereof, no additional shares of Company Common Stock or shares of Company Preferred Stock have been issued other than the issuance of shares of Company Common Stock upon the exercise or settlement of Company Equity Awards. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of the Company owns any shares of Company Common Stock or Company Preferred Stock.
(b) Stock Awards.
(i) As of the close of business on the Capitalization Date, an aggregate of 2,636,173 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Awards not yet granted under the Company Stock Plans and an aggregate of 2,485,112 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Purchase Plan. As of the close of business on the Capitalization Date, 4,387,197 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Stock Options, 272,980 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Restricted Stock Units and 469,884 shares of Company Restricted Stock were issued and outstanding. Since the Capitalization Date and through the date hereof, no Company Equity Awards have been granted and no additional shares of Company Common Stock have become subject to issuance under the Company Stock Plans or Company Stock Purchase Plan. All shares of Company Common Stock subject to issuance under the Company Stock Plans and Company Stock Purchase Plan, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.
(ii) Other than the Company Equity Awards, as of the date hereof, there are no outstanding: (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company; (B) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in the foregoing clauses (A), (B), and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”). All outstanding shares of Company Common Stock, all outstanding Company Equity Awards, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects, as applicable, with the rules of Nasdaq or any other applicable stock exchange and the terms of any applicable securities listing agreement or requirement and all applicable securities Laws.
(iii) There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Company Securities or Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company Securities or Company Subsidiary Securities.
(c) Voting Debt. No bonds, debentures, notes, or other Indebtedness issued by the Company or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”).

(d) Company Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Company; (ii) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in the foregoing clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).
Section 4.03 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.
(a) Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent, US Holdco and Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.
(b) Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) subject to obtaining the Requisite Company Vote, contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) assuming that all consents, approvals, orders, authorizations, registrations, declarations, filings, or notices contemplated by clauses (i) through (v) of Section 4.03(c) have been obtained or made and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries, or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Company’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any Third Party under, or give to any Third Party any rights of termination, amendment, acceleration, or cancellation, or require any consent, approval, order, authorization, registration, declaration, filing or notice under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of the foregoing clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any consents, approvals, orders, authorizations, registrations, declarations, filings, or notices, in each case, (A) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions on a timely basis and in any event on or before the End Date.

(c) Governmental Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to, any Governmental Entity is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing with the SEC of (A) the Company Proxy Statement in definitive form in accordance with the Exchange Act, (B) the Form F-4, and the declaration of its effectiveness under the Securities Act, and (C) the filing of such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, and the other transactions contemplated by this Agreement; (iii) such consents, approvals, orders, authorizations, registrations, declarations, filings, or notices as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (B) any other Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Foreign Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement; (iv) such consents, approvals, orders, authorizations, registrations, declarations, filings, or notices as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the Nasdaq; (v) the other consents, approvals, orders, or authorizations of, registrations, declarations, or filings with, or notices to, Governmental Entities listed in Section 4.03(c) of the Company Disclosure Letter (the “Other Governmental Approvals”); and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, filings, or notices which if not obtained or made (A) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions on a timely basis and in any event on or before the End Date.
(d) Board Approval. The Company Board, by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Company duly called and held (which, as of the execution and delivery of this Agreement by the parties hereto, have not been rescinded, withdrawn, or modified in any way), has: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Company’s stockholders; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement be submitted to a vote of the Company’s stockholders for adoption at the Company Stockholders Meeting; and (iv) resolved to recommend that Company stockholders vote in favor of adoption of this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”).
(e) Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws (such statute or regulations, “Anti-Takeover Statutes”) applicable to the Company is applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement.
Section 4.04 SEC Filings; Financial Statements; Sarbanes-Oxley Act Compliance; Undisclosed Liabilities; Off-Balance Sheet Arrangements.
(a) SEC Filings. The Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and schedules thereto and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2019, (the “Company SEC Documents”). True, correct, and complete copies of all Company SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC (“EDGAR”). To the extent that any Company SEC Document available on EDGAR contains redactions pursuant to a request for confidential treatment or otherwise, the Company has made available to Parent the full text of all such Company SEC Documents that it has so filed or furnished with the SEC. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. None of the Company’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.
(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).
(c) Internal Controls. The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its consolidated Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its consolidated Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company and its consolidated Subsidiaries. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2019, and that assessment concluded that those controls were effective and disclosed to the Company’s independent public accounting firm and audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
(d) Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. Since January 1, 2019, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of: (i) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its

Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.
(e) Undisclosed Liabilities. The audited balance sheet of the Company dated as of December 31, 2019, contained in the Company SEC Documents filed prior to the date hereof is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any of its Subsidiaries has any Liabilities that are required by GAAP to be included on a consolidated balance sheet of the Company other than Liabilities that: (i) are reflected or reserved against in the Company Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the Company Balance Sheet in the ordinary course of business, including any Company COVID Actions; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f) Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
(g) Sarbanes-Oxley and Nasdaq Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of Nasdaq, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h) Accounting, Securities, or Other Related Complaints or Reports. Since January 1, 2019, the Company has not received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.
Section 4.05  Absence of Certain Changes or Events.
(a) Since the date of the Company Balance Sheet there has not been or occurred any Company Material Adverse Effect; or
(b) Since September 30, 2020 through the date of this Agreement, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business other than Company COVID Actions and there has not been or occurred any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.01 (other than Section 6.01(b)(x) thereof).
Section 4.06  Taxes.
(a) Tax Returns and Payment of Taxes. Each of the Company and each of its Subsidiaries has (i) timely filed all material Tax Returns required to have been filed by it (taking into account any valid extensions), and each such Tax Return is correct and complete in all material respects, (ii) paid all material Taxes required to have been paid by it (whether or not shown on any such Tax Return) and (iii) made adequate accruals or reserves in accordance with GAAP for all material Taxes not yet due and payable (including any accruals or reserves required pursuant to ASC 740-10 or ASC 450-20). As of the Closing Date, the Company will have no liability for any material amounts of unpaid Taxes accruing after the date of the Company’s most recent financial statements, other than Taxes accruing in the ordinary course of business conducted after the date of the Company’s most recent financial statements. Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material amount of Tax, in each case, that has not since expired.

(b) Tax Returns Made Available. The copies of the Tax Returns made available to the Parent in the Company’s data room are complete and accurate copies in all material respects.
(c) Withholding. Each of the Company and each of its Subsidiaries has (i) complied in all material respects with all applicable Laws relating to the withholding of Taxes with respect to any material amounts paid or owing by it to, or allocable by it to, any employee, independent contractor, creditor, customer, stockholder, or other party and has duly withheld and paid over to the appropriate Taxing Authority all material amounts of Taxes required to be so withheld and paid over and (ii) accurately reported each such withheld amount to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or other party, as required under Law.
(d) Liens. There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.
(e) Tax Deficiencies and Audits. No deficiency or other proposed assessment or adjustment for any material amounts of Taxes has been assessed, asserted, proposed or, to the Knowledge of the Company, threatened by any Governmental Entity against the Company or any of its Subsidiary which deficiency or other proposed assessment or adjustment has not since been paid in full, settled or withdrawn. There are no ongoing, pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other administrative or judicial proceedings with respect to any Taxes of the Company or any of its Subsidiaries.
(f) Tax Jurisdictions. No material claim has been made in writing since December 31, 2016, by any Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction. The Company is resident for Tax purposes in its jurisdiction of incorporation only and is not resident in any jurisdiction other than (or in addition to) its jurisdiction of incorporation.
(g) Closing Agreements and Tax Rulings. Neither the Company nor any of its Subsidiaries has entered into any closing or similar agreement with a Governmental Entity with respect to any Tax matter or has been issued any private letter ruling, technical advice memorandum or similar agreement or ruling relating to Taxes by any Governmental Entity, in each case which would affect the Company’s or any of its Subsidiaries’ liability for Taxes at any time after the Closing.
(h) Consolidated Groups, Transferee Liability, and Tax Agreements. Neither the Company nor any of its Subsidiaries (i) has any Tax Sharing Obligation other than any Tax Sharing Obligation solely among the Company and/or any of its Subsidiaries, (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 or 1.1502-78 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than any Commercial Tax Obligation) or by operation of Law or otherwise, or (iii) has ever been a member of any affiliated, combined, consolidated, unitary or similar group for any Tax purpose (other than any such group solely among the Company and/or any of its current Subsidiaries or of which the Company was the common parent).
(i) Change in Accounting Method. With respect to any taxable period that remains open, neither the Company nor any of its Subsidiaries has agreed to make, or has been required to make, any material adjustment under Section 481(a) of the Code (or any similar provision of state, local or non-U.S. Law) by reason of a change in accounting method or otherwise.
(j) Post-Closing Tax Items. Neither the Company nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of (A) any change in any method of accounting with respect to any taxable period ending on or before the Closing Date or, in the case of any taxable period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date, under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law), (B) any installment sale, open transaction or intercompany transaction occurring on or prior to the Closing Date, (C) any prepaid income received on or prior to the Closing Date or (D) Section 965 of the Code.

(k) Section 355. Since December 31, 2013, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code (or any similar provision of applicable state, local or non-U.S. Law).
(l) Listed Transactions. Neither the Company nor any of its Subsidiaries has been a party to, participated in or been a material advisor with respect to, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).
(m) Each of the Company and each of its Subsidiaries has conducted all intercompany transactions in substantial compliance with the principles of Sections 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding or similar provisions of state, local or non-U.S. Law).
(n) No equity interest in the Company is or, as of the Closing Date, will be a “United States real property interest” within the meaning of Section 897(c)(1)(A) of the Code.
(o) Section 4.06(o) of the Company Disclosure Letter sets forth, for each calendar quarter ending after January 1, 2015, the aggregate repurchases by the Company of shares of capital stock or other voting securities of the Company, including the number of shares repurchased, the average purchase price for such repurchases, and the aggregate purchase price of such repurchases. The Company has made no other distributions (or completed other transactions that would be treated as distributions for U.S. federal income tax purposes) with respect to its capital stock or other voting securities since January 1, 2015, until the date hereof.
(p) No asset of the Company or any of its Subsidiaries is currently escheatable or payable to any Governmental Entity under any applicable escheatment or unclaimed property Laws.
Section 4.07  Intellectual Property.
(a) Scheduled Company-Owned IP. Section 4.07(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all material Company-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private domain name registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations.
(b) Right to Use; Title. The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title, and interest in and to the Company-Owned IP, and has the valid and enforceable right to use all other Intellectual Property used or held for use in the conduct of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company IP”), in each case, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The consummation of the transaction contemplated hereunder will not impair the Company and its Subsidiaries’ right to use Company IP, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) Validity and Enforceability. The Company and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting, and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries have taken reasonable steps to maintain the Company-Owned IP and to protect and preserve the confidentiality of all trade secrets included in the Company-Owned IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) Non-Infringement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) since January 1, 2019, the conduct of the businesses of the Company and any of its Subsidiaries has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and (ii) to the Knowledge of the Company, no Third Party is infringing upon, violating, or misappropriating any Company-Owned IP.
(e) IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation, or violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Company-Owned IP or the Company or any of its Subsidiaries’ rights with respect to any other

Company IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company-Owned IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f) Company IT Systems. Since January 1, 2019, there has been no malfunction, disruption, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems and Personal Data, including implementing and maintaining appropriate backup, business continuity, disaster recovery, software and hardware support arrangements, policies, procedures, training and other security measures, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(g) Privacy and Data Security. The Company and each of its Subsidiaries have complied with all applicable Laws, contractual obligations, and internal or publicly posted policies, procedures, notices, and statements concerning the collection, acquisition, use, processing, storage, transfer, distribution, dissemination, disclosure, protection and security (“Data Activities”) of personally identifiable information of individual natural persons (including any information that alone or in combination with any other information held by the Company and its Subsidiaries, can be used to specifically identify an individual person and any “individually identifiable health information,” “personal data” or “personal information” or similar terms defined under applicable Law (“Personal Data”) (such applicable Laws, contractual obligations, and internal or publicly posted policies, procedures notices and statements, collectively the “Data Protection Requirements”) in the conduct of the Company’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries have all necessary authority, rights, consents and authorizations to engage in the Data Activities of Personal Data maintained by or for the Company and its Subsidiaries to the extent required in connection with the operation of the Company’s and its Subsidiaries’ business as currently conducted. Since January 1, 2019, the Company and its Subsidiaries have not: (i) experienced any actual, alleged, or suspected data breach or other security incident involving Personal Data in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning the Company’s or any of its Subsidiaries’ Data Activities in relation to Personal Data or actual, alleged, or suspected violation of any Data Protection Requirement concerning privacy, data security, or data breach notification, and to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent and its Subsidiaries (i) have executed current and valid “Business Associate Agreements” (as described by HIPAA and the corresponding regulations) with each (A) “business associate” (as described by HIPAA and the corresponding regulations), (B) “covered entity” (as described by HIPAA and the corresponding regulations), and (C) “subcontractor” (as described by HIPAA and the corresponding regulations); and (ii) materially comply with such Business Associate Agreements. Parent and each of its Subsidiaries have obtained, as applicable, all rights necessary to undertake de-identification of user data and has de-identified such user data in accordance with the requirements of HIPAA and other Data Protection Requirements.
Section 4.08 Compliance; Permits.
(a) Compliance. The Company and each of its Subsidiaries are and, since January 1, 2019, have been in compliance with, all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except where any instances of non-compliance have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2019, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law in any material respect except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Permits. The Company and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits, except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is and, since January 1, 2019, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.09 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any officer or director of the Company or any of its Subsidiaries in their capacities as such other than any such Legal Action which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, none of the Company or any of its Subsidiaries or any of their respective properties or assets is subject to any Order which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any officer or director of the Company except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.
Section 4.10 Brokers’ and Finders’ Fees. Except for fees payable to the Person(s) listed in Section 4.10 of the Company Disclosure Letter (the “Company Financial Advisor”) pursuant to an engagement letter listed in Section 4.10 of the Company Disclosure Letter, a correct and complete copy of which has been provided to Parent, neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.
Section 4.11 Related Person Transactions. There are, and since January 1, 2019, there have been, no Contracts, transactions, arrangements, or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer, or employee or any of their respective family members) thereof or any holder of 5% or more of the shares of Company Common Stock (or any of their respective family members), but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.
Section 4.12 Employee Benefit Plan and Employees.
(a) Company Employee Plans. Section 4.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each material plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, health, dental, retirement, life insurance, death, accidental death & dismemberment, disability, fringe, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control or similar plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee or other individual service provider of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any Company ERISA Affiliate has or may have any Liability (collectively, the “Company Employee Plans”).
(b) Employee Plan Documents. The Company has made available to Parent correct and complete copies (or, if a plan or arrangement is not written, a written description) of all Company Employee Plans and amendments thereto, and, to the extent applicable: (i) all related trust agreements, funding arrangements and insurance contracts; (ii) the most recent determination letter received regarding the tax-qualified status of each Company Employee Plan; (iii) the most recent financial statements for each Company Employee Plan; (iv) the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Company Employee Plan; (v) the current summary plan description and any related summary of material modifications and, if applicable, summary of benefits and coverage, for each Company Employee Plan; and (vi) all actuarial valuation reports related to any Company Employee Plans.
(c) Employee Plan Compliance. (i) Each Company Employee Plan has been established, administered, and maintained in accordance with its terms and in compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) all the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS and no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, or, with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such qualified retirement plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of the Company no circumstance exists that is reasonably likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) the Company and its Subsidiaries, where applicable, have timely paid or accrued all contributions, benefits, premiums, and other payments required by the terms of each Company Employee Plan and applicable Law and accounting principles; (iv) except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Company, or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder); and (v) to the Knowledge of the Company, neither the Company nor any of its Company ERISA Affiliates has engaged in a transaction that could reasonably subject the Company or any Company ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) Plan Liabilities. Neither the Company nor any Company ERISA Affiliate has: (i) incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law and nothing has occurred that could reasonably be expected to constitute grounds under Title IV of ERISA to terminate, or appoint a trustee to administer, any Company Employee Plan; (ii) except for payments of premiums to the Pension Benefit Guaranty Corporation (“PBGC”) which have been timely paid in full, not incurred any material liability to the PBGC in connection with any Company Employee Plan covering any active, retired, or former employees or directors of the Company or any Company ERISA Affiliate, including, without limitation, any material liability under Section 4069 of ERISA or any material penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such Company Employee Plan in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA; (iii) failed to satisfy the health plan compliance requirements under the Affordable Care Act, including the employer mandate under Section 4980H of the Code and related information reporting requirements, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iv) failed to comply with Sections 601 through 608 of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA, and any corresponding requirements under state or local Law except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (v) failed to comply with the privacy, security, and breach notification requirements under HIPAA except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or (vi) incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any multiemployer plan and nothing has occurred that would reasonably be expected to result in any withdrawal from or the partition, termination, reorganization, or insolvency of any such multiemployer plan which could result in any material liability of the Company or any Company ERISA Affiliate to any such multiemployer plan. No complete or partial termination of any Company Employee Plan has occurred or is reasonably expected to occur.

(e) Certain Company Employee Plans. With respect to each Company Employee Plan:
(i) no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any Company ERISA Affiliate has now or at any time within the previous six years contributed to, sponsored, maintained, or had or could be reasonably expected to have any material liability or obligation in respect of any such multiemployer plan or multiple employer plan;
(ii) no Legal Action has been initiated by the PBGC to terminate any such Company Employee Plan or to appoint a trustee for any such Company Employee Plan;
(iii) no such plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and none of the assets of the Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and
(iv) no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Company Employee Plan.
(f) Non-US Employee Plans. With respect to each Company Employee Plan subject to the laws of any jurisdiction outside the United States: (i) the fair market value of the assets of each such funded plan, and/or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan based upon reasonable actuarial assumptions, and neither the Merger nor any other transactions contemplated by this Agreement could reasonably be expected cause such assets and reserves and any such accrued contributions to be less than such benefit obligations; (ii) each such plan has been established, maintained, funded and administered in compliance with all applicable Laws and the respective requirements of such plan’s governing documents; (iii) each such plan intended to qualify for special Tax treatment meets all requirements for such treatment; and (iv) each such plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and all regulatory filings for each such plan, in each case as required by applicable Law or by such plan’s governing documents, have been timely made, except, in each case, as would reasonably be expected to have a Company Material Adverse Effect.
(g) No Post-Employment Obligations. No Company Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any Subsidiary has any Liability to provide post-termination or retiree health benefits to any person or ever represented, promised, or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.
(h) Potential Governmental or Lawsuit Liability. Other than routine claims for benefits, there are no pending or, to the Knowledge of the Company as of the date of this Agreement, threatened claims by or on behalf of any participant in any Company Employee Plan, or otherwise involving any Company Employee Plan or the assets of any Company Employee Plan, and no Company Employee Plan is the subject of Legal Action by any Governmental Entity, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(i) Section 409A Compliance. Each Company Employee Plan that provides for a “deferral of compensation” within the meaning of Section 409A of the Code has satisfied in form and operation in all material respects, or is exempt from, the requirements of such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations, and neither the Company or any of its Subsidiaries has or would reasonably be expected to have any obligation to pay or “gross up” any Person for Taxes in respect of compensation includible in the gross income of any employee or service provider in accordance with Section 409A of the Code.
(j) Effect of Transaction. Neither the execution or delivery of this Agreement, the consummation of the Merger, nor any of the other transactions contemplated by this Agreement will (either alone or in combination with any other event): (i) entitle any current or former Company Employee to severance pay or any increase in severance pay; (ii) accelerate the timing of payment, funding, or vesting, or increase the amount of compensation (other than severance) due to any such individual; (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Employee Plan or (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan. No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the transactions contemplated by this Agreement by any Company Employee under any Company Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code nor would be subject to an excise tax under Section 4999 of the Code, nor would any Company Employee Plan provide for the payment or “gross up” of any excise or other Taxes under Sections 280G or 4999 of the Code.
(k) Employment Law Matters. The Company and each of its Subsidiaries: (i) is in compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, employee classification (relating to tax exempt status and employee or independent contractor classification), payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing Company Employees, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no administrative, judicial, arbitral or other proceeding, suit, action, hearing, indictment, prosecution or litigation pending, or, to the Knowledge of the Company, threatened relating to any employment-related matter involving any Company Employee, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(l) Labor Matters. Section 4.12(l) of the Company Disclosure Letter contains a true and complete list of each collective bargaining agreement or other agreement with any labor organization, work council, or trade union to which the Company or any of its Subsidiaries is a party or by which the Company or its Subsidiaries is otherwise bound, with respect to any of its or their operations. No material work stoppage, slowdown, or labor strike against the Company or any of its Subsidiaries is pending, threatened, or has occurred in the last three years. None of the Company Employees is represented by a labor organization, work council, or trade union and, to the Knowledge of the Company, there is no organizing activity, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at the Company or any of its Subsidiaries, or any Company Employees. Neither the Company nor any Subsidiary of the Company has any obligation to provide notice to, consult with, or enter into collective bargaining with, any labor union, works council or other labor organization in connection with the execution of this Agreement or the consummation of the transaction contemplated by this Agreement.
(m) Company Equity Awards. Section 4.12(m) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of each outstanding Company Equity Award granted under the Company Stock Plans and: (A) the name or employee identification number of the holder of such Company Equity Award; (B) the number of shares of Company Common Stock subject to such outstanding Company Equity Award; (C) if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Award; (D) the date on which such Company Equity Award was granted or issued; (E) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof; and (F) with respect to Company Stock Options, the date on which such Company Stock Option expires. Except as set forth on Section 4.12(m) of the Company Disclosure Letter, there are no other Company Equity Awards and the Company Stock Plans and Company Stock Purchase Plan are the only plans, programs or arrangements sponsored or maintained by the Company or any or its Subsidiaries under which stock options, restricted stock, restricted stock units or other equity or equity-based compensation are outstanding or may be granted. With respect to each grant of a Company Equity Award, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan and applicable Law (including the rules of Nasdaq or any applicable stock exchange and the terms of any applicable securities listing agreement or requirement) and was properly accounted for in accordance with GAAP in the Company SEC Documents (including financial statements) and other applicable Law and (ii) each Company Stock Option has an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant and a grant date identical to the date the Company Board or the compensation committee of such board approved as the grant date for such Company Stock Option, with such approval occurring on or prior to such date.

Section 4.13  Real Property and Personal Property Matters.
(a) Owned Real Estate. Neither the Company nor any of its Subsidiaries owns any real property. Neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein.
(b) Leased Real Estate. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 4.13(b) of the Company Disclosure Letter, (A) with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease; (iii) the Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease other than Permitted Liens and (B) neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has the Company or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly owned Subsidiary of the Company) a right to use or occupy such Leased Real Estate.
(c) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by the Company or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.
Section 4.14 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a) Compliance with Environmental Laws. The Company and its Subsidiaries are, and since January 1, 2019, have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted.
(b) There has been no Release or threat of Release of Hazardous Materials at any location that would reasonably be expected to cause the Company or any of its Subsidiaries to incur or be subject to liability under Environmental Laws;
(c) Neither the Company nor any of its Subsidiaries has received nor knows of any basis for any written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance obligation under any Environmental Law.
(d) No Assumption of Environmental Law Liabilities. Neither the Company nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.
Section 4.15 Material Contracts.
Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or any of the respective assets are bound (excluding any Leases and Company Employee Plans), as of the date of this Agreement:
(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;
(ii) any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (A) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (1) the Company or another wholly-owned Subsidiary thereof or (2) any Subsidiary (other than a wholly-owned Subsidiary) of the Company that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;
(iii) any Contract that purports to limit the right of the Company or any of its Subsidiaries (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location that is, in each case, material to the Company and its Subsidiaries, taken as a whole;
(iv) any Contract with respect to any acquisition or divestiture of assets or capital stock or other equity interests pursuant to which the Company or any of its Subsidiaries has any continuing material obligations, except for acquisitions or divestitures in the ordinary course of business;
(v) any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or any of its Subsidiaries;
(vi) any Contract that contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given Third Party, which product or service is material to the Company and its Subsidiaries, taken as a whole;
(vii) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive basis or that contains a “most favored nation” or similar covenant with any Third Party that is material to the Company and its Subsidiaries, taken as a whole;
(viii) any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contract solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;
(ix) any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to Indebtedness, whether as borrower or lender, in each case in excess of $10,000,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly owned Subsidiaries of the Company;
(x) any material Company IP Agreement, other than licenses for shrinkwrap, clickwrap, or other similar commercially available off-the-shelf software that has not been modified or customized by a Third Party for the Company or any of its Subsidiaries;
(xi) any active Contract with a top ten (10) supplier or service provider of the Company and its Subsidiaries, taken as a whole, based on aggregate expenditures, for the fiscal year ended December 31, 2020;
(xii) any active Contract with a top ten (10) customer of the Company and its Subsidiaries, taken as a whole, based on aggregate expenditures, for the fiscal year ended December 31, 2020;
(xiii) any material Contract with any Governmental Entity; or
(xiv) any other Contract that is reasonably expected to result in the payment or receipt of more than $10,000,000 by the Company or any of its Subsidiaries during the Company’s current fiscal year (other than Contracts with customers or suppliers or service providers of the Company and its Subsidiaries).
(b) Documents Made Available. The Company has made available to Parent correct and complete copies of all Company Material Contracts, including any material amendments thereto; provided that with respect to clause (xi) and clause (xii) of Section 4.15(a) the obligation to make such Contracts available shall be limited to master service agreements or similar Contracts with such suppliers or customers, as applicable.
(c) Filed Contracts. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.
(d) No Breach. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) all the Company Material Contracts are legal, valid, and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Third Party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract; and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Third Party is in breach, or has received written notice of breach, of any Company Material Contract.
Section 4.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all material insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, and as is sufficient to comply with applicable Law. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and to the Knowledge of the Company: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.
Section 4.17 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form F-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance (the “Form F-4”) will, at the time the Form F-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the proxy statement to be filed with the SEC and sent to the Company’s stockholders in connection with the Merger and the other transactions contemplated by this Agreement (including any amendments or supplements thereto, the “Company Proxy Statement”) and the extraordinary general meeting notice to be sent to Parent’s shareholders in connection with the approval of the grant of authority to the Parent Board to effect the Parent Share Issuance to be included with the F-4 filed with the SEC (including any amendments or supplements thereto, the “EGM Notice” and, together with the Company Proxy Statement, the “Proxy Statement/EGM Notice”) will, at the date it is first mailed to the Company’s and Parent’s stockholders and shareholders, respectively, or at the time of the Company Stockholders Meeting or Parent Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/EGM Notice will comply as to form in all material respects with the requirements of the Exchange Act and the Irish Companies Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of the Company.
Section 4.18 Anti-Corruption Matters. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2018, none of the Company, any of its Subsidiaries or any director, officer or, to the Knowledge of the Company, employee or agent of the Company or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2018, neither the Company nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of the Company, no Governmental Entity is investigating, examining, or reviewing the Company’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters. The Company and its Subsidiaries have instituted, maintain and enforce policies and procedures reasonably designed to comply with all applicable anti-bribery and anti-corruption laws.

Section 4.19 International Trade Laws. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any directors, officers, employees, or Representatives acting on behalf of the Company or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, (including, but not limited to, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union or Her Majesty’s Treasury (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country, region or territory that is the subject or the target of comprehensive Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”). During the five-year period ending on the date hereof, the Company and its Subsidiaries have not engaged in and are not now engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.
Section 4.20 Health Care Laws.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is and, since January 1, 2019, has been, in compliance with all applicable foreign, federal, state and local health care laws including those laws related to: (i) the regulation of drugs, biological products and devices, including the Federal Food, Drug, and Cosmetic Act, as amended, and comparable foreign laws, (ii) fraud and abuse, false claims, anti-kickback, and physician self-referral laws, including those that apply to all payors, (iii) the regulation of the privacy and security of personal health care information, including HIPAA, as amended by HITECH to the extent applicable, and (iv) the regulations promulgated pursuant to such laws, each as amended from time to time (collectively, “Health Care Laws”).
(b) Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any notice or communication from any Governmental Entity of any noncompliance by, or liability of, the Company or its Subsidiaries under any Health Care Law that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.20(b) of the Company Disclosure Letter, since January 1, 2019, none of the Company, its Subsidiaries, or their respective directors, officers, employees and, to the Knowledge of the Company, agents, has been debarred, disqualified, suspended, or excluded from participation in any foreign, federal or state health care program or governmental program or under any Health Care Law.
(c) Section 4.20(c) of the Company Disclosure Letter, sets forth, with respect to the Company or any of its Subsidiaries (i) all inspection findings, including all FDA Form 483s, warning letters or other similar enforcement actions, notices or findings received and (ii) all critical or similar findings or audit results by customers or regulators (including any Governmental Entity), for each of (i) and (ii) since January 1, 2019.
Section 4.21 Government Contracts. Except as (x) set forth in Section 4.21 of the Company Disclosure Letter or (y) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, the Company and its Subsidiaries have established and maintain adequate internal controls for compliance with each of their Government Contracts and, since January 1, 2019, all invoices submitted in connection with any Government Contract were current, accurate and complete in all material respects upon submission. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, neither the Company nor any of its Subsidiaries has (i) been suspended or debarred from Government Contracts by any Governmental Entity; (ii) been audited or investigated by any Governmental Entity with respect to any Government Contract; (iii) conducted or initiated any internal investigation or made a voluntary or mandatory disclosure to any Governmental Entity with respect to any irregularity, misstatement or omission arising under or relating to a Government Contract; (iv) received from any Governmental Entity any notice of breach, cure, show cause or default with respect to any Government Contract; or (v) had any Government Contract terminated by any Governmental Entity for default or failure to perform.
Section 4.22 Fairness Opinion. The Company Board has received the opinions (whether oral or in writing) from each of BofA Securities, Inc. and UBS Securities LLC, each a Company Financial Advisor, to the effect that, as of the date noted in each respective opinion, based upon and subject to the various qualifications and/or assumptions set forth therein, the Merger Consideration to be received as a result of the Merger by the holders of Company Common Stock is fair, from a financial point of view, to such holders (other than Dissenting Shares and

Cancelled Shares), and, as of the date of this Agreement, such opinion has not been withdrawn, revoked, or modified. The Company shall, as soon as practicable following the execution and delivery of this Agreement by all parties, furnish a copy of such written opinion to Parent solely for information purposes (it being agreed that none of Parent, US Holdco or Merger Sub, nor any of their respective Affiliates or Representatives, shall have the right to rely on such opinion).
Section 4.23 No Additional Representations. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V or in any certificate delivered by Parent pursuant to this Agreement (a) neither Parent, US Holdco nor Merger Sub makes, nor has made, and the Company has not relied on, any representations or warranties relating to Parent, US Holdco, Merger Sub or their respective businesses or otherwise, (b) no person has been authorized by Parent, US Holdco or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated by this Agreement, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article V. Without limiting the foregoing, the Company acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article V (as qualified by the Parent Disclosure Letter) neither Parent, US Holdco, Merger Sub nor any other Person will have or be subject to any Liability or other obligation to the Company or its Representatives or Affiliates or any other Person resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or Affiliates in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.23 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud. The Company has conducted its own independent investigation of Parent and its Subsidiaries and the transactions contemplated hereby and have had an opportunity to discuss and ask questions regarding Parent’s and its Subsidiaries’ businesses with the management of Parent.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, US HOLDCO AND MERGER SUB
Except (a) as disclosed in the Parent SEC Documents prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks to the extent they are predictive, cautionary, or forward-looking in nature) (it being understood and agreed that this clause (a) will not apply to any of Section 5.01, Section 5.02 or Section 5.03); or (b) as set forth in the correspondingly numbered Section of the Parent Disclosure Letter that relates to such Section or in another Section of the Parent Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section; Parent, US Holdco and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
Section 5.01 Organization; Standing and Power; Charter Documents; Subsidiaries.
(a) Organization; Standing and Power. Each of Parent and its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted other than, in the case of Parent’s Subsidiaries, where the failure to be so organized, to be in good standing or to have such power, authority or standing (A) would not reasonably be expected to have a Parent Material Adverse Effect or (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions on a timely basis and in any event on or before the End Date. Each of Parent and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, (A) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions on a timely basis and in any event on or before the End Date.
(b) Charter Documents. The copy of the Description of the Constitution of the Company of Parent incorporated by reference as an exhibit to Parent’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 is a true, correct, and complete copy of such document as in effect as of the date of this Agreement. Parent has delivered or made available to the Company true and correct copies of the Charter Documents of Merger Sub. Neither Parent nor Merger Sub, nor any of their respective Subsidiaries is in violation of any of the provisions of its Charter Documents.
(c) Subsidiaries. Section 5.01(c)(i) of the Parent Disclosure Letter lists each of the Subsidiaries of Parent as of the date hereof and its jurisdiction of organization. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Parent have been validly issued and are owned by Parent, directly or indirectly, free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (i) imposed by applicable securities Laws; or (ii) arising pursuant to the Charter Documents of any non-wholly owned Subsidiary of Parent. Except (i) for the capital stock of, or other equity or voting interests in, its Subsidiaries, or (ii) as set forth in Section 5.01(c)(ii) of the Parent Disclosure Letter, Parent does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
Section 5.02 Capital Structure.
(a) Share Capital. The authorized share capital of Parent is €6,000,000 divided into 100,000,000 Parent Ordinary Shares. As of the close of business on the Capitalization Date: (A) 52,788,093 Parent Ordinary Shares were issued and outstanding (not including shares held in treasury); (B) no Parent Ordinary Shares were issued and held by Parent in its treasury; and since the Capitalization Date and through the date hereof, no additional Parent Ordinary Shares have been issued other than the issuance of Parent Ordinary Shares upon the exercise or settlement of Parent Equity Awards. All of the outstanding shares of Parent are, and all shares of Parent which may be issued as contemplated or permitted by this Agreement, including the Parent Ordinary Shares constituting the Share Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of Parent owns any Parent Ordinary Shares.
(b) Share Awards.
(i) As of the close of business on the Capitalization Date, an aggregate of 5,026,669 Parent Ordinary Shares were reserved for issuance pursuant to Parent Equity Awards not yet granted under the Parent Share Plans. As of the close of business on the Capitalization Date, 339,144 Parent Ordinary Shares were reserved for issuance pursuant to outstanding Parent Restricted Share Units, 87,702 Parent Ordinary Shares were reserved for issuance pursuant to outstanding Parent Performance Share Units (assuming target performance), and 553,746 Parent Ordinary Shares were reserved for issuance pursuant to outstanding Parent Share Options. Since the Capitalization Date and through the date hereof, no Parent Equity Awards have been granted and no additional Parent Ordinary Shares have become subject to issuance under the Parent Share Plans. All Parent Ordinary Shares subject to issuance under the Parent Share Plans upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.
(ii) Other than the Parent Equity Awards, as of the date hereof, there are no outstanding (A) securities of Parent or any of its Subsidiaries convertible into or exchangeable for Parent Voting Debt or shares of Parent, (B) options, warrants, or other agreements or commitments to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any Parent Voting Debt or shares of (or securities convertible into or exchangeable for shares of) Parent, or (C) restricted shares, restricted share units, share appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” shares, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of Parent, in each case that have been issued by Parent or its Subsidiaries (the items in the foregoing clauses (A), (B), and (C), together with the shares of Parent, being referred to collectively as “Parent Securities”). All outstanding Parent Ordinary Shares, all outstanding Parent Equity Awards, and all outstanding shares of, voting securities, or other ownership interests in any Subsidiary of Parent, have been issued or granted, as applicable, in compliance in all material respects, as applicable, the rules of Nasdaq or any other applicable stock exchange and the terms of any applicable securities listing agreement or requirement with all applicable securities Laws.
(iii) There are no outstanding Contracts requiring Parent or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to any Parent Securities.
(c) Voting Debt. No bonds, debentures, notes, or other Indebtedness issued by Parent or any of its Subsidiaries: (i) having the right to vote on any matters on which shareholders or equityholders of Parent or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the shares, voting securities, or other ownership interests of Parent or any of its Subsidiaries, are issued or outstanding (collectively, “Parent Voting Debt”).
(d) Parent Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for Parent Voting Debt, shares, voting securities, or other ownership interests in any Subsidiary of Parent; (ii) options, warrants, or other agreements or commitments to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any Parent Voting Debt, shares, voting securities, or other ownership interests in (or securities convertible into or exchangeable for shares, voting securities, or other ownership interests in) any Subsidiary of Parent; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of, or other ownership interests in, any Subsidiary of Parent, in each case that have been issued by a Subsidiary of Parent (the items in clauses (i), (ii), and (iii), together with the shares, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Parent Subsidiary Securities”).
Section 5.03 Authority; Non-Contravention; Governmental Consents; Board Approval.
(a) Authority. Each of Parent, US Holdco and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger: (i) the adoption of this Agreement by Parent and US Holdco as the sole stockholders of Merger Sub; and (ii) the need to obtain the affirmative vote or consent in respect of resolutions to grant authority to the Parent Board to issue Parent Ordinary Shares, of a simple majority of 50% plus one vote of every shareholder present and voting in person or by proxy at the Parent Shareholders Meeting (the “Requisite Parent Vote”), to enable the Parent Share Issuance in order to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent, US Holdco and Merger Sub and the consummation by Parent, US Holdco and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, US Holdco and Merger Sub and no other corporate proceedings on the part of Parent, US Holdco or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the Parent Share Issuance, and the other transactions contemplated by this Agreement, subject only, in the case of consummation of the Merger, to: (i) the adoption of this Agreement by Parent and US Holdco as the sole stockholders of Merger Sub; and (ii) the need to obtain the Requisite Parent Vote. This Agreement has been duly executed and delivered by Parent, US Holdco and Merger Sub and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of Parent, US Holdco and Merger Sub, enforceable against Parent, US Holdco and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.
(b) Non-Contravention. The execution, delivery, and performance of this Agreement by Parent, US Holdco and Merger Sub and the consummation by Parent, US Holdco and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, Parent’s, US Holdco’s or Merger Sub’s Charter Documents; (ii) assuming that all of the consents, approvals, orders, authorizations, registrations, declarations, filings, or notices contemplated by clauses (i) through (v) of Section 5.03(c) have been obtained or made, and in the case of the consummation of the Merger, obtaining the Requisite Parent Vote, conflict with or violate any Law applicable to Parent, US Holdco or Merger

Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Parent’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any Third Party under, or give to any Third Party any rights of termination, amendment, acceleration, or cancellation, or require any consent, approval, order, authorization, registration, declaration, filing or notice under, any Contract to which Parent or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of Parent or any of its Subsidiaries, except, in the case of each of the foregoing clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any consents, approvals, orders, authorizations, registrations, declarations, filings, or notices, in each case, (A) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions on a timely basis and in any event on or before the End Date.
(c) Governmental Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to any Governmental Entity is required to be obtained or made by Parent, US Holdco or Merger Sub in connection with the execution, delivery, and performance by Parent, US Holdco and Merger Sub of this Agreement or the consummation by Parent, US Holdco and Merger Sub of the Merger, the Parent Share Issuance, and the other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing with the SEC of (A) the Proxy Statement/EGM Notice in definitive form in accordance with the Exchange Act, (B) the Form F-4, and the declaration of its effectiveness under the Securities Act, and (C) the filing of such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Parent Share Issuance, and the other transactions contemplated by this Agreement; (iii) such consents, approvals, orders, authorizations, registrations, declarations, filings, or notices as may be required under the HSR Act or other Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such consents, approvals, orders, authorizations, registrations, declarations, filings, or notices as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the Nasdaq; (v) the Other Governmental Approvals; and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, filings, or notices which if not obtained or made (A) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions on a timely basis and in any event on or before the End Date.
(d) Board Approval.
(i) The Parent Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Parent duly called and held (which, as of the execution and delivery of this Agreement by the parties hereto, have not been rescinded, modified or withdrawn in any way), has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the Parent Share Issuance, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Parent and Parent’s shareholders, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, upon the terms and subject to the conditions set forth herein, (C) directed that the granting of authority to the Parent Board to effect the Parent Share Issuance be submitted to a vote of Parent’s shareholders for adoption at the Parent Shareholders Meeting, and (D) resolved to recommend that Parent’s shareholders vote in favor of approval of granting the Parent Board authority to effect the Parent Share Issuance (collectively, the “Parent Board Recommendation”).
(ii) The US Holdco Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of US Holdco duly called and held, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, US Holdco, and (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein.
(iii) The Merger Sub Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Merger Sub duly called and held, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Merger Sub and Parent and US Holdco, as the sole stockholders of Merger Sub, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (C) resolved to recommend that Parent and US Holdco, as the sole stockholders of Merger Sub, approve the adoption of this Agreement in accordance with the DGCL.
Section 5.04 SEC Filings; Financial Statements; Sarbanes-Oxley Act Compliance; Undisclosed Liabilities; Off-Balance Sheet Arrangements.
(a) SEC Filings. Parent has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and schedules thereto and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2019, (the “Parent SEC Documents”). True, correct, and complete copies of all Parent SEC Documents are publicly available on EDGAR. To the extent that any Parent SEC Document available on EDGAR contains redactions pursuant to a request for confidential treatment or otherwise, Parent has made available to the Company the full text of all such Parent SEC Documents that it has so filed or furnished with the SEC. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents. None of Parent’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.
(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Current Reports on Form 6-K); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of Parent and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).
(c) Internal Controls. Parent maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its consolidated Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Parent and its consolidated Subsidiaries are being made only in accordance with appropriate authorizations of Parent’s management and the Parent Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Parent and its consolidated Subsidiaries. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2019, and that assessment concluded that those controls were effective and disclosed to Parent’s independent public accounting firm and audit committee of the Parent Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.
(d) Disclosure Controls and Procedures. Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Since January 1, 2019, neither Parent nor, to the Knowledge of Parent, Parent’s independent registered public accounting firm has identified or been made aware of: (i) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting utilized by Parent and its Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by Parent and its Subsidiaries.
(e) Undisclosed Liabilities. The audited balance sheet of Parent dated as of December 31, 2019, contained in the Parent SEC Documents filed prior to the date hereof is hereinafter referred to as the “Parent Balance Sheet.” Neither Parent nor any of its Subsidiaries has any Liabilities that are required by GAAP to be included on a consolidated balance sheet of Parent other than Liabilities that: (i) are reflected or reserved against in the Parent Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the Parent Balance Sheet in the ordinary course of business, including any Parent COVID Actions; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(f) Off-Balance Sheet Arrangements. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
(g) Sarbanes-Oxley and Nasdaq Compliance. Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Parent is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of Nasdaq, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(h) Accounting, Securities, or Other Related Complaints or Reports. Since January 1, 2019, Parent has not received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls, including any material complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices.

Section 5.05 Absence of Certain Changes or Events.
(a) Since the date of the Parent Balance Sheet there has not been or occurred any Parent Material Adverse Effect; or
(b) Except as set forth in Section 5.05(b) of the Parent Disclosure Letter, since September 30, 2020, through the date of this Agreement, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of Parent and each of its Subsidiaries has been conducted in the ordinary course of business other than Parent COVID Actions and there has not been or occurred any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 7.01.
Section 5.06 Taxes.
(a) Tax Returns and Payment of Taxes. Each of Parent and each of its Subsidiaries has (i) timely filed all material Tax Returns required to have been filed by it (taking into account any valid extensions), and each such Tax Return is correct and complete in all material respects, (ii) paid all material Taxes required to have been paid by it (whether or not shown on any such Tax Return) and (iii) made adequate accruals or reserves in accordance with GAAP for all material Taxes not yet due and payable (including any accruals or reserves required pursuant to ASC 740-10 or ASC 450-20). As of the Closing Date, Parent will have no liability for any material amounts of unpaid Taxes accruing after the date of Parent’s most recent financial statements, other than Taxes accruing in the ordinary course of business conducted after the date of Parent’s most recent financial statements. Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material amount of Tax, in each case, that has not since expired.
(b) Tax Returns Made Available. The copies of the Tax Returns made available to the Company in Parent’s data room are complete and accurate copies in all material respects.
(c) Withholding. Each of Parent and each of its Subsidiaries has (i) complied in all material respects with all applicable Laws relating to the withholding of Taxes with respect to any material amounts paid or owing by it to, or allocable by it to, any employee, independent contractor, creditor, customer, stockholder, or other party and has duly withheld and paid over to the appropriate Taxing Authority all material amounts of Taxes required to be so withheld and paid over and (ii) accurately reported each such withheld amount to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or other party, as required under Law.
(d) Liens. There are no material Liens for Taxes upon the assets of Parent or any of its Subsidiaries other than Permitted Liens.
(e) Tax Deficiencies and Audits. No deficiency or other proposed assessment or adjustment for any material amounts of Taxes has been assessed, asserted, proposed or, to the Knowledge of Parent, threatened by any Governmental Entity against Parent or any of its Subsidiary which deficiency or other proposed assessment or adjustment has not since been paid in full, settled or withdrawn. There are no ongoing, pending or, to the Knowledge of Parent, threatened audits, examinations, investigations or other administrative or judicial proceedings with respect to any Taxes of Parent or any of its Subsidiaries.
(f) Tax Jurisdictions. No material claim has been made in writing since December 31, 2016, by any Governmental Entity in any jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to Tax in that jurisdiction. Parent is resident for Tax purposes in its jurisdiction of incorporation only and is not resident in any jurisdiction other than (or in addition to) its jurisdiction of incorporation.
(g) Closing Agreements and Tax Rulings. Neither Parent nor any of its Subsidiaries has entered into any closing or similar agreement with a Governmental Entity with respect to any Tax matter or has been issued any private letter ruling, technical advice memorandum or similar agreement or ruling relating to Taxes by any Governmental Entity, in each case which would affect Parent’s or any of its Subsidiaries’ liability for Taxes at any time after the Closing.
(h) Consolidated Groups, Transferee Liability, and Tax Agreements. Neither Parent nor any of its Subsidiaries (i) has any Tax Sharing Obligation other than any Tax Sharing Obligation solely among Parent and/or any of its Subsidiaries, (ii) has any liability for the Taxes of any Person (other than Parent or any of its

Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 or 1.1502-78 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than any Commercial Tax Obligation) or by operation of Law or otherwise or (iii) has ever been a member of any affiliated, combined, consolidated, unitary or similar group for any Tax purpose (other than any such group solely among Parent and/or any of its current Subsidiaries or of which Parent was the common parent).
(i) Change in Accounting Method. With respect to any taxable period that remains open, neither Parent nor any of its Subsidiaries has agreed to make, or has been required to make, any material adjustment under Section 481(a) of the Code (or any similar provision of state, local or non-U.S. Law) by reason of a change in accounting method or otherwise.
(j) Post-Closing Tax Items. Neither Parent nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of (A) any change in any method of accounting with respect to any taxable period ending on or before the Closing Date or, in the case of any taxable period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date, under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law), (B) any installment sale, open transaction or intercompany transaction occurring on or prior to the Closing Date, (C) any prepaid income received on or prior to the Closing Date or (D) Section 965 of the Code.
(k) Section 355. Since December 31, 2013, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code (or any similar provision of applicable state, local or non-U.S. Law).
(l) Listed Transactions. Neither Parent nor any of its Subsidiaries has been a party to, participated in or been a material advisor with respect to, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).
(m) Each of Parent and each of its Subsidiaries has conducted all intercompany transactions in substantial compliance with the principles of Sections 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding or similar provisions of state, local or non-U.S. Law).
(n) No asset of Parent or any of its Subsidiaries is currently escheatable or payable to any Governmental Entity under any applicable escheatment or unclaimed property Laws.
Section 5.07 Intellectual Property.
(a) Right to Use; Title. Parent or one of its Subsidiaries is the sole and exclusive owner of all right, title, and interest in and to the Parent-Owned IP, and has the valid and enforceable right to use all other Intellectual Property used or held for use in the conduct of the business of Parent and its Subsidiaries as currently conducted (collectively, the “Parent IP”), in each case, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The consummation of the transaction contemplated hereunder will not impair Parent and its Subsidiaries’ right to use Parent IP, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Validity and Enforceability. Parent and its Subsidiaries’ rights in the Parent-Owned IP are valid, subsisting, and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries have taken reasonable steps to maintain the Parent-Owned IP and to protect and preserve the confidentiality of all trade secrets included in the Parent-Owned IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c) Non-Infringement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) since January 1, 2019, the conduct of the businesses of Parent and any of its Subsidiaries has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and (ii) to the Knowledge of Parent, no Third Party is infringing upon, violating, or misappropriating any Parent-Owned IP.

(d) IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of Parent, threatened: (i) alleging any infringement, misappropriation, or violation by Parent or any of its Subsidiaries of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Parent-Owned IP or Parent or any of its Subsidiaries’ rights with respect to any other Parent IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Parent-Owned IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(e) Parent IT Systems. Since January 1, 2019, there has been no malfunction, disruption, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Parent IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Parent IT Systems and Personal Data, including implementing and maintaining appropriate backup, business continuity, disaster recovery, software and hardware support arrangements, policies, procedures, training and other security measures, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(f) Privacy and Data Security. Parent and each of its Subsidiaries have complied with all Data Protection Requirements in the conduct of Parent’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries have all necessary authority, rights, consents and authorizations to engage in the Data Activities of Personal Data maintained by or for Parent and its Subsidiaries to the extent required in connection with the operation of Parent’s and its Subsidiaries’ business as currently conducted. Since January 1, 2019, Parent and its Subsidiaries have not: (i) experienced any actual, alleged, or suspected data breach or other security incident involving Personal Data in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning Parent’s or any of its Subsidiaries’ Data Activities in relation to Personal Data or actual, alleged, or suspected violation of any Data Protection Requirement concerning privacy, data security, or data breach notification, and to Parent’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries (i) have executed current and valid “Business Associate Agreements” (as described by HIPAA and the corresponding regulations) with each (A) “business associate” (as described by HIPAA and the corresponding regulations), (B) “covered entity” (as described by HIPAA and the corresponding regulations), and (C) “subcontractor” (as described by HIPAA and the corresponding regulations); and (ii) materially comply with such Business Associate Agreements. The Company and each of its Subsidiaries have obtained, as applicable, all rights necessary to undertake de-identification of user data and has de-identified such user data in accordance with the requirements of HIPAA and other Data Protection Requirements.
Section 5.08 Compliance; Permits.
(a) Compliance. Parent and each of its Subsidiaries are and, since January 1, 2019, have been in compliance with, all Laws or Orders applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound, except where any instances of non-compliance have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2019, no Governmental Entity has issued any notice or notification stating that Parent or any of its Subsidiaries is not in compliance with any Law in any material respect except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Permits. Parent and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits, except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is and, since January 1, 2019, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.09 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of Parent, any officer or director of Parent or any of its Subsidiaries in their capacities as such other than any such Legal Action which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, none of Parent or any of its Subsidiaries or any of their respective properties or assets is subject to any Order which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any officer or director of Parent except, in each case, as would not reasonably be expected to have a Parent Material Adverse Effect.
Section 5.10 Brokers’ and Finders’ Fees. Except for fees payable to the Person(s) listed in Section 5.10 of the Parent Disclosure Letter (the “Parent and US Holdco Financial Advisor”) pursuant to an engagement letter listed in Section 5.10 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.
Section 5.11 Related Person Transactions. There are, and since January 1, 2019, there have been, no Contracts, transactions, arrangements, or understandings between Parent or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer, or employee or any of their respective family members) thereof or any holder of 5% or more of the shares of Parent Ordinary Shares (or any of their respective family members), but not including any wholly owned Subsidiary of Parent, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in Parent’s Form 20-F or annual general meeting notice pertaining to an annual meeting of shareholders.
Section 5.12 Employee Benefit Plan and Employees.
(a) Parent Employee Plan Compliance. (i) Each material plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, health, dental, retirement, life insurance, death, accidental death & dismemberment, disability, fringe, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention or change in control or similar plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is sponsored, maintained, contributed to, or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former employee or other individual service provider of Parent or any of its Subsidiaries (each, a “Parent Employee”), or with respect to which Parent or any Parent ERISA Affiliate has or may have any Liability (collectively, the “Parent Employee Plans”) has been established, administered, and maintained in accordance with its terms and in compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) all the Parent Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS and no such determination letter has been revoked nor, to the Knowledge of Parent, has any such revocation been threatened, or, with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such qualified retirement plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of Parent no circumstance exists that is reasonably likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) Parent and its Subsidiaries, where applicable, have timely paid or accrued all contributions, benefits, premiums, and other payments required by the terms of each Parent Employee Plan and applicable Law and accounting principles; (iv) except to the extent limited by applicable Law, each Parent Employee Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Company, or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder); and (v) to the Knowledge of Parent, neither Parent nor any of its Parent ERISA Affiliates has engaged in a transaction that could reasonably subject Parent or any Parent ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Plan Liabilities. Neither Parent nor any Parent ERISA Affiliate has: (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law and nothing has occurred that could reasonably be expected to constitute grounds under Title IV of ERISA to terminate, or appoint a trustee to administer, any Parent Employee Plan; (ii) except for payments of premiums to the PBGC which have been timely paid in full, not incurred any material liability to the PBGC in connection with any Parent Employee Plan covering any active, retired, or former employees or directors of Parent or any Parent ERISA Affiliate, including, without limitation, any liability under Sections 4069 or 4212(c) of ERISA or any material penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such Parent Employee Plan in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA; (iii) failed to satisfy the health plan compliance requirements under the Affordable Care Act, including the employer mandate under Section 4980H of the Code and related information reporting requirements, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (iv) failed to comply with Sections 601 through 608 of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA, and any corresponding requirements under state or local Law, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (v) failed to comply with the privacy, security, and breach notification requirements under HIPAA, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or (vi) incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any multiemployer plan and nothing has occurred that would reasonably be expected to result in any withdrawal from or the partition, termination, reorganization, or insolvency of any such multiemployer plan which could result in any material liability of Parent or any Parent ERISA Affiliate to any such multiemployer plan. No complete or partial termination of any Parent Employee Plan has occurred or is reasonably expected to occur.
(c) Certain Parent Employee Plans. With respect to each Parent Employee Plan:
(i) no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither Parent nor any Parent ERISA Affiliate has now or at any time within the previous six years contributed to, sponsored, maintained, or had or could be reasonably expected to have any material liability or obligation in respect of any such multiemployer plan or multiple employer plan;
(ii) no Legal Action has been initiated by the PBGC to terminate any such Parent Employee Plan or to appoint a trustee for any such Parent Employee Plan;
(iii) no such plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and none of the assets of Parent or any Parent ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and
(iv) no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Parent Employee Plan.
(d) Non-US Employee Plans. With respect to each Parent Employee Plan subject to the laws of any jurisdiction outside the United States: (i) the fair market value of the assets of each such funded plan and/or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan based upon reasonable actuarial assumptions, and neither the Merger nor any other transactions contemplated by this Agreement could reasonably be expected cause such assets and reserves and any such accrued contributions to be less than such benefit obligations; (ii) each such plan has been established, maintained, funded and administered in compliance with all applicable Laws and the respective requirements of such plan’s governing documents; (iii) each such plan intended to qualify for special Tax treatment meets all requirements for such treatment; and (iv) each such plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and all regulatory filings for each such plan, in each case as required by applicable Law or by such plan’s governing documents, have been timely made except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(e) No Post-Employment Obligations. No Parent Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither Parent nor any Subsidiary has any Liability to provide post-termination or retiree health benefits to any person or ever represented, promised, or contracted to any Parent Employee (either individually or to Parent Employees as a group) or any other person that such Parent Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.
(f) Potential Governmental or Lawsuit Liability. Other than routine claims for benefits, there are no pending or, to the Knowledge of Parent, as of the date of this Agreement, threatened claims by or on behalf of any participant in any Parent Employee Plan, or otherwise involving any Parent Employee Plan or the assets of any Parent Employee Plan, and no Parent Employee Plan is the subject of Legal Action by any Governmental Entity, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(g) Section 409A Compliance. Each Parent Employee Plan that provides for a “deferral of compensation” within the meaning of Section 409A of the Code has satisfied in form and operation in all material respects, or is exempt from, the requirements of such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations), and neither Parent or any of its Subsidiaries has or would reasonably be expected to have any obligation to pay or “gross up” any Person for Taxes in respect of compensation includible in the gross income of any employee or service provider in accordance with Section 409A of the Code.
(h) Effect of Transaction. Neither the execution or delivery of this Agreement, the consummation of the Merger, nor any of the other transactions contemplated by this Agreement will: (i) accelerate the timing of payment, funding, or vesting, or increase the amount of compensation (other than severance) due to any such individual; or (ii) increase the amount payable or result in any other material obligation pursuant to any Parent Employee Plan.
(i) Employment Law Matters. Parent and each of its Subsidiaries: (i) is in compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, employee classification (relating to tax exempt status and employee or independent contractor classification), payroll taxes, and immigration with respect to Parent Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing Parent Employees, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no administrative, judicial, arbitral or other proceeding, suit, action, hearing, indictment, prosecution or litigation pending, or, to the Knowledge of Parent, threatened relating to any employment-related matter involving any Parent Employee, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(j) Labor Matters. Section 5.12(j) of the Parent Disclosure Letter contains a true and complete list of each collective bargaining agreement or other agreement with any labor organization, work council, or trade union to which Parent or any of its Subsidiaries is a party or by which Parent or its Subsidiaries is otherwise bound, with respect to any of its or their operations. No material work stoppage, slowdown, or labor strike against Parent or any of its Subsidiaries is pending, threatened, or has occurred in the last three years and, to the Knowledge of Parent, there is no organizing activity, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at Parent or any of its Subsidiaries, or any employee thereof. Neither Parent nor any Subsidiary of Parent has any obligation to provide notice to, consult with, or enter into collective bargaining with, any labor union, works council or other labor organization in connection with the execution of this Agreement or the consummation of the transaction contemplated by this Agreement.

(k) Parent Equity Awards. With respect to each grant of a Parent Equity Award, (i) each such grant was made in accordance with the terms of the applicable Parent Share Plan and applicable Law (including the rules of Nasdaq or any other applicable stock exchange and the terms of any applicable securities listing agreement or requirement) and was properly accounted for in accordance with GAAP in the Parent SEC Documents (including financial statements) and other applicable Law and (ii) each Parent Share Option has an exercise price per share equal to or greater than the fair market value of a Parent Ordinary Share on the date of such grant and a grant date identical to the date the Parent Board or the compensation committee of such board approved as the grant date for such Parent Share Option, with such approval occurring on or prior to such date.
Section 5.13 Real Property and Personal Property Matters.
(a) Owned Real Estate. Parent or one or more of its Subsidiaries has good and marketable fee simple title to the material Parent Owned Real Estate free and clear of any Liens other than Permitted Liens. Neither Parent nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.
(b) Leased Real Estate. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or as set forth on Section 5.13(b) of the Parent Disclosure Letter, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease; (iii) Parent’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of Parent, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease other than Permitted Liens.
(c) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by Parent or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.
Section 5.14 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(a) Compliance with Environmental Laws. Parent and its Subsidiaries are, and since January 1, 2019, have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of Parent and its Subsidiaries as currently conducted.
(b) There has been no Release or threat of Release of Hazardous Materials at any location that would reasonably be expected to cause Parent or any of its Subsidiaries to incur or be subject to liability under Environmental Laws;
(c) Neither Parent nor any of its Subsidiaries has received nor knows of any basis for any written notice of and there is no Legal Action pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance obligation under any Environmental Law.
(d) No Assumption of Environmental Law Liabilities. Neither Parent nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.
Section 5.15 Material Contracts.
(a) Material Contracts. For purposes of this Agreement, “Parent Material Contract” shall mean the following to which Parent or any of its Subsidiaries is a party or any of the respective assets are bound (excluding any Leases and Parent Employee Plans), as of the date of this Agreement:
(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;

(ii) any Contract providing for indemnification or any guaranty by Parent or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (A) any guaranty by Parent or a Subsidiary thereof of any of the obligations of (1) Parent or another wholly owned Subsidiary thereof or (2) any Subsidiary (other than a wholly owned Subsidiary) of Parent that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;
(iii) any Contract that purports to limit the right of Parent or any of its Subsidiaries (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location that is, in each case, material to Parent and its Subsidiaries, taken as a whole;
(iv) any Contract with respect to any acquisition or divestiture of assets or capital stock or other equity interests pursuant to which Parent or any of its Subsidiaries has any continuing material obligations, except for acquisitions or divestitures in the ordinary course of business;
(v) any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of Parent or any of its Subsidiaries;
(vi) any Contract that contains any provision that requires the purchase of all or a material portion of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a given Third Party, which product or service is material to Parent and its Subsidiaries, taken as a whole;
(vii) any Contract that obligates Parent or any of its Subsidiaries to conduct business on an exclusive basis or that contains a “most favored nation” or similar covenant with any Third Party that is material to Parent and its Subsidiaries, taken as a whole;
(viii) any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contract solely between Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries;
(ix) any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to Indebtedness, whether as borrower or lender, in each case in excess of $10,000,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly owned Subsidiaries of Parent;
(x) any material Parent IP Agreement, other than licenses for shrinkwrap, clickwrap, or other similar commercially available off-the-shelf software that has not been modified or customized by a Third Party for Parent or any of its Subsidiaries;
(xi) any active Contract with a top ten (10) supplier or service provider of Parent and its Subsidiaries, taken as a whole, based on aggregate expenditures, for the fiscal year ended December 31, 2020;
(xii) any active Contract with a top ten (10) customer of Parent and its Subsidiaries, taken as a whole, based on aggregate expenditures, for the fiscal year ended December 31, 2020;
(xiii) any material Contract with any Governmental Entity; or
(xiv) any other Contract that is reasonably expected to result in the payment or receipt of more than $10,000,000 by Parent or any of its Subsidiaries during Parent’s current fiscal year (other than Contracts with customers or suppliers or service providers of Parent and its Subsidiaries).
(b) Documents Made Available. Parent has made available to the Company correct and complete copies of all Parent Material Contracts, including any material amendments thereto; provided that with respect to clause (xi) and clause (xii) of Section 5.15(a) the obligation to make such Contracts available shall be limited to master service agreements or similar Contracts with such suppliers or customers, as applicable.
(c) Filed Contracts. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any Contract required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.

(d) No Breach. Except as would not, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole, (i) all the Parent Material Contracts are legal, valid, and binding on Parent or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any Third Party has violated any provision of, or failed to perform any obligation required under the provisions of, any Parent Material Contract; and (iii) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any Third Party is in breach, or has received written notice of breach, of any Parent Material Contract.
Section 5.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all material insurance policies of Parent and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as Parent reasonably has determined to be prudent, taking into account the industries in which Parent and its Subsidiaries operate, and as is sufficient to comply with applicable Law. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default, and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and to the Knowledge of Parent: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.
Section 5.17 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Company Proxy Statement and in the EGM Notice will, at the date it is first mailed to the Company’s and Parent’s stockholders or at the time of the Company Stockholders Meeting or Parent Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/EGM Notice will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of Parent.
Section 5.18 Anti-Corruption Matters. Except as would not, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2018, none of Parent, any of its Subsidiaries or any director, officer or, to the Knowledge of Parent, employee or agent of Parent or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2018, neither Parent nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of Parent, no Governmental Entity is investigating, examining, or reviewing Parent’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters. Parent and its Subsidiaries have instituted, maintain and enforce policies and procedures reasonably designed to comply with all applicable anti-bribery and anti-corruption laws.
Section 5.19 International Trade Laws. Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any directors, officers, employees, or Representatives acting on behalf of Parent or any of its Subsidiaries is currently the subject or the target of any Sanctions, nor is Parent or any of its Subsidiaries located, organized or resident in a Sanctioned Country. During the five-year period ending on the date hereof, Parent and its Subsidiaries have not engaged in and are not now engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.
Section 5.20 Health Care Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries is and, since January 1, 2019, has been, in compliance with all Health Care Laws.
(b) Since January 1, 2019, neither Parent nor any of its Subsidiaries has received any notice or communication from any Governmental Entity of any noncompliance by, or liability of, Parent or its Subsidiaries under any Health Care Law that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as set forth in Section 5.20(b) of the Parent Disclosure Letter, since January 1, 2019, none of Parent, its Subsidiaries, or their respective directors, officers, employees and, to the Knowledge of Parent, agents, has been debarred, disqualified, suspended, or excluded from participation in any foreign, federal or state health care program or governmental program or under any Health Care Law.
(c) Section 5.20(c) of the Parent Disclosure Letter, sets forth, with respect to Parent or any of its Subsidiaries (i) all Governmental Entity critical inspection findings resulting in FDA Form 483s, warning letters or other similar enforcement actions and (ii) all critical or similar findings by customers or regulators (including any Governmental Entity), for each of (i) and (ii) since January 1, 2019.
Section 5.21 Government Contracts. Except as (i) set forth in Section 5.21 of the Parent Disclosure Letter or (ii) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, Parent and its Subsidiaries have established and maintain adequate internal controls for compliance with each of their Government Contracts and, since January 1, 2019, all invoices submitted in connection with any Government Contract were current, accurate and complete in all material respects upon submission. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, neither Parent nor any of its Subsidiaries has (i) been suspended or debarred from Government Contracts by any Governmental Entity; (ii) been audited or investigated by any Governmental Entity with respect to any Government Contract; (iii) conducted or initiated any internal investigation or made a voluntary or mandatory disclosure to any Governmental Entity with respect to any irregularity, misstatement or omission arising under or relating to a Government Contract; (iv) received from any Governmental Entity any notice of breach, cure, show cause or default with respect to any Government Contract; or (v) had any Government Contract terminated by any Governmental Entity for default or failure to perform.
Section 5.22 Fairness Opinion. Parent has received the opinion of Centerview Partners LLC, a Parent and US Holdco Financial Advisor that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed and matters considered during, and qualifications and limitations on, the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid by Parent and its Subsidiaries as provided herein is fair, from a financial point of view, to Parent. Parent shall, as soon as practicable following the execution and delivery of this Agreement by all parties, furnish a copy of such written opinion to the Company solely for informational purposes (it being agreed that none of the Company or its Subsidiaries, nor any of their respective Affiliates or Representatives, shall have the right to rely on such opinion).
Section 5.23 Debt Financing.
(a) Commitment Letter. Parent has delivered to the Company a true, correct, and complete fully executed copy of the commitment letter, dated as of the date of this Agreement, among the Debt Financing Sources party thereto (the “Lenders”) and Parent (as amended, modified, supplemented, extended, or replaced from time to time in compliance with this Agreement, the “Commitment Letter”), and the Fee Letter (redacted in a manner as described below). Pursuant to, and subject to the terms and conditions of, the Commitment Letter, the Lenders have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in the Commitment Letter. Parent has also delivered to the Company a true, correct, and complete copy of each fee letter (which may be redacted as to fee amounts and other economic terms so long as such redactions would not adversely affect the amount or conditionality of the Debt Financing) issued in connection with the Commitment Letter (collectively, the “Fee Letter”).
(b) No Amendments; No Side Letters. The Commitment Letter has not been amended, restated, or otherwise modified or supplemented prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, terminated, or rescinded, or otherwise modified in any respect prior to the execution and delivery of this Agreement (and, to the Knowledge of Parent, no such withdrawal, termination, rescission, or other modification is pending). As of the date of this

Agreement, there are no side letters or Contracts to which Parent, US Holdco or Merger Sub is a party related to the conditionality, funding, or consummation of the Debt Financing except for: (i) the Fee Letter; (ii) customary engagement letters for any Take-Out Financing; and (iii) customary agency fee letters with respect to the Debt Financing.
(c) Enforceability. As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid, and binding obligation of Parent, and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, subject to applicable bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.
(d) No Breaches or Defaults. As of the execution and delivery of this Agreement: (i) no event has occurred which would reasonably be expected to: (A) constitute a breach or default (or an event that with notice or lapse of time or both would constitute a breach or default) on the part of Parent or, to the Knowledge of Parent, any other applicable party to the Commitment Letter, or (B) result in a failure to satisfy any condition precedent under the Commitment Letter; and (ii) Parent does not have any reason to believe that any of the conditions to the funding of the full amount of the Debt Financing will not be satisfied at or prior to the Closing Date or that the Debt Financing or any other funds necessary for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement will not be available to Parent at or prior to the Closing Date, in each of the foregoing clauses (i) and (ii), assuming the satisfaction of the conditions to the Closing set forth in Section 9.02(a) and Section 9.02(b). Parent has fully paid or caused to be fully paid all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Debt Financing.
(e) Sufficiency of Financing. There are no conditions precedent related to the funding of the Debt Financing, other than as expressly set forth in the Commitment Letter. Assuming the satisfaction of the conditions to the Closing set forth in Section 9.02(a) and that the Debt Financing is funded in accordance with the Commitment Letter, the net proceeds of the Debt Financing, together with cash on hand and cash equivalents of Parent, US Holdco and Merger Sub and any Escrowed Take-Out Financing Proceeds, will, in the aggregate, be sufficient for the payment of all amounts required under the terms of this Agreement to be paid by Parent, US Holdco or Merger Sub in cash in connection with the Merger and the other transactions contemplated by this Agreement (collectively, the “Required Amount”). Parent and US Holdco acknowledge and agree that it is not a condition to the Closing or to any of the obligations under this Agreement that Parent and US Holdco obtain the Debt Financing, the Take-Out Financing or any other financing for or relating to the Merger or the other transactions contemplated by this Agreement.
Section 5.24 Merger Sub; US Holdco. (a) Merger Sub has engaged in no business activities other than those related to the transactions contemplated by this Agreement and (b) each of Merger Sub and US Holdco is a wholly owned Subsidiary of Parent.
Section 5.25 No Additional Representations. Parent and US Holdco acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by the Company pursuant to this Agreement (a) the Company doesn’t make, nor has made, and Parent and US Holdco have not relied on, any representations or warranties relating to the Company or its business or otherwise, (b) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, and if made, such representation or warranty must not be relied upon by Parent or US Holdco as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, US Holdco or any of their respective Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV. Without limiting the foregoing, Parent and US Holdco acknowledge and agree that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Letter) neither the Company nor any other Person will have or be subject to any Liability or other obligation to Parent, US Holdco or their respective Representatives or Affiliates or any other Person resulting from Parent’s, US Holdco’s or their respective Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent or its Representatives or Affiliates in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 5.26 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud. Parent has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby and have had an opportunity to discuss and ask questions regarding the Company’s and its Subsidiaries’ businesses with the management of the Company.
ARTICLE VI

COVENANTS OF THE COMPANY
Section 6.01 Conduct of Business of the Company.
(a) During the period from the date of this Agreement until the earlier of the termination of the Agreement in accordance with Article X and the Effective Time (such period of time, the “Interim Period”), the Company shall, and shall cause each of its Subsidiaries, except (i) as expressly permitted or required by this Agreement, (ii) as required by applicable Law, (iii) in connection with a Company COVID Action or (iv) with the prior written consent of Parent and US Holdco (which consent shall not be unreasonably withheld, conditioned, or delayed), to use reasonable best efforts to operate in the ordinary course of business. Notwithstanding the foregoing, the Company and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit the Company or its Subsidiaries from taking, any Company COVID Action.
(b) Without limiting the generality of the foregoing, during the Interim Period, except (A) as otherwise expressly permitted or required by this Agreement, (B) as set forth in Section 6.01(b) of the Company Disclosure Letter, (C) as required by and not in contravention of applicable Law or (D) in connection with a Company COVID Action, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):
(i) amend or propose to amend the respective Charter Documents of the Company or its Subsidiaries (whether by merger, consolidation or otherwise);
(ii) propose or adopt any plan of merger, consolidation, reorganization, liquidation, scheme of arrangement, tender offer or dissolution of the Company or any of its Subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy Law on behalf of the Company or any of its Subsidiaries or consent to the filing of any bankruptcy petition against the Company or any of its material Subsidiaries under any similar applicable Law;
(iii) (A) split, combine, or reclassify or otherwise amend the terms of any Company Securities or Company Subsidiary Securities, (B) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Company Securities or Company Subsidiary Securities (other than for purposes of effecting a net exercise or settlement or net share withholding, in satisfaction of any exercise price or required tax withholdings, under, or in connection with the forfeiture of, any Company Equity Award outstanding on the date of this Agreement), (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any of its Subsidiaries (other than upon the exercise or settlement of any Company Equity Award outstanding as of the date of this Agreement, in accordance with the terms of such Company Equity Award, or pursuant the Company Stock Purchase Plan, in accordance with Section 3.07(c)) or (D) establish a record date for, declare, set aside, accrue or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock or other securities (other than dividends from its direct or indirect wholly owned Subsidiaries);
(iv) issue, sell, pledge, dispose of, transfer, lease, grant any Lien on, or otherwise encumber or enter into any Contract or other agreement with respect to any Company Securities or Company Subsidiary Securities, other than the issuance of shares of Company Common Stock upon the exercise or settlement of any Company Equity Award outstanding as of the date of this Agreement, in accordance with the terms of such Company Equity Award, or pursuant the Company Stock Purchase Plan, in accordance with Section 3.07(c);
(v) except as required by applicable Law or the terms of any Company Employee Plan as in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers, directors or employees, (ii) hire or promote any officers or employees, except the hiring or promotion of employees in the ordinary course of business consistent with past practice at or to positions below the level of Vice President or customer facing or revenue generating positions at the level of Vice President or above, or (iii) establish, adopt, enter into, amend, terminate, or take any action to grant or accelerate vesting, payment or other rights or awards (including any action to accelerate the vesting or exercisability of any Company Equity Award or other equity-based or long-term incentive compensation award) under any Company Employee Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan;
(vi) directly or indirectly acquire or purchase, or agree to acquire or purchase, by merger, consolidation, acquisition of stock or assets, business combination or otherwise, (A) any business or Person or division thereof or (B) any assets, real property, or personal property, in each case of the foregoing clauses (A) and (B), other than acquisitions or purchases of (1) in the ordinary course of business consistent with past practice with a sale price or market value not in excess of $10,000,000 in the aggregate for all such acquisitions during the Interim Period or (2) raw materials, supplies, equipment and inventory in the ordinary course of business consistent with past practice;
(vii) make any material capital investment in or material loan or advance to, or forgive any material loan to, any other Person, except (A) for loans, capital contributions, advances or investments between the Company and any wholly owned Subsidiary thereof or between wholly owned Subsidiaries of the Company and (B) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto in effect on the date hereof;
(viii) (A) transfer, license, sell, lease, sell and lease back, abandon, waive, relinquish, transfer, assign, swap or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of the Company, or any business thereof, with a sale price or fair market value in excess of $10,000,000 in the aggregate during the Interim Period; provided, that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses or sublicenses under the Company IP, in each case in the ordinary course of business consistent with past practice, or (B) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;
(ix) repurchase, prepay, assume or incur any Indebtedness or guarantee any such Indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than borrowings incurred in the ordinary course of business (including in connection with the financing of ordinary course trade payables consistent with past practice or borrowings under any existing revolving facility or receivables facility) that do not, at any time, exceed $10,000,000 in the aggregate;
(x) (A) enter into or amend or modify in any material respect (including extending the term of any Lease), or consent to the acceleration, cancelation or termination of (other than at its stated expiry date), any Company Material Contract or any Lease with respect to Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Company Material Contract or Lease with respect to Real Estate hereunder (other than extensions to any existing Lease that would have the effect of extending the term of such Lease to a date not to exceed the date twelve (12) months from the date of this Agreement), or (B) enter into any Contract with respect to any Company IT System with a term of greater than twelve (12) months or annual spend in excess of $500,000 per year or amend or modify any existing Contract with respect to any Company IT System that would have the effect of extending the term of, or commitment under, such Contract for a period that would exceed twelve (12) months from the date of this Agreement or increasing annual spend under such contract to be in excess of $500,000 per year; provided that this clause (x) shall not apply to any Contract described in clauses (xi) or (xii) of the definition of Company Material Contract so long as such any such changes as described above are made in the ordinary course of business substantially consistent with past practice;

(xi) settle, pay, discharge or satisfy any Legal Action (or agree to do any of the foregoing), other than any settlement, payment, discharge or satisfaction that (A) does not relate to any Transaction Litigation (with respect to which any settlements, releases, waivers or compromises shall be subject to Section 8.03(b)) and (B) (1) either (x) results solely in a monetary obligation involving only the payment of monies by the Company or its Subsidiaries of not more than $10,000,000 individually or $15,000,000 in the aggregate (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution), individually or in the aggregate for all such Legal Actions (excluding any settlements made under the following clause (y)), or (y) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or any of its Subsidiaries and the payment of monies by the Company and its Subsidiaries that are not more than $10,000,000 individually or $15,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies) (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution) and (2) does not involve any admission of guilt or impose any material restrictions or material limitations upon the operations or business of or other conduct remedy or injunctive relief applicable to the Company or any of its Subsidiaries, whether before, on or after the Effective Time;
(xii) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;
(xiii) (A) make, change or revoke any material Tax election; (B) amend any material Tax Return; (C) make, change or revoke any Tax accounting method; (D) enter into any closing or similar agreement regarding any material Tax liability or assessment; (E) enter into or materially change or terminate any Tax Sharing Obligation; (F) settle or resolve any controversy that relates to a material amount of Taxes; (G) consent to any extension or waiver of the limitation period applicable to any material Tax audit, material Tax assessment or other material Tax matter; or (H) surrender any right to claim a material Tax refund;
(xiv) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;
(xv) except in connection with actions permitted by Section 6.02 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;
(xvi) (A) abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material Company IP, or grant any right or license to any material Company IP other than pursuant to non-exclusive licenses or sublicenses entered into in the ordinary course of business consistent with past practice, or (B) make any investments in Company IT Systems that exceed, in the aggregate, the amounts set forth with respect to Company IT Systems in any budget or capital expenditure plan made available to Parent prior to the date hereof, other than investments in any Company IT System that are not material;
(xvii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xviii) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;
(xix) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
(xx) make any capital expenditures that exceed, in the aggregate, the aggregate capital expenditures set forth in a budget or a capital expenditure plan made available to Parent prior to the date hereof, other than capital expenditures that are not material; or

(xxi) enter into any new material line of business or abandon or discontinue any material existing line of business;
(xxii) adopt or implement any stockholder rights plan or similar arrangement that (A) does not exempt Parent, its Subsidiaries, the Merger and the transactions contemplated by this Agreement, or (B) would cause any meaningful delay to the Closing or impose any additional conditions on the transactions contemplated by this Agreement, including the Merger;
(xxiii) authorize, resolve, agree or commit to do any of the foregoing.
Section 6.02 Company No Solicitation.
(a) Company Takeover Proposal. During the Interim Period, the Company shall not, shall cause its Subsidiaries and its and their officers, employees and directors not to, and shall use reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly, solicit, initiate, propose, or knowingly facilitate or knowingly encourage the submission of any Company Takeover Proposal or the making of any proposal that would reasonably be expected to lead to any Company Takeover Proposal, or, except as expressly permitted by Section 6.02(b) or Section 6.02(d): (i) enter into, continue, conduct, engage or otherwise participate in in any discussions or negotiations with, disclose any non-public information relating to the Company or its Subsidiaries to, afford access to the business, properties, assets, books, or records of the Company or its Subsidiaries to, or knowingly assist, knowingly facilitate, or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Company Takeover Proposal; (ii) (A) amend or grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or its Subsidiaries (provided that the Company shall be permitted on a confidential non-public basis to release or waive any explicit or implicit standstill or similar agreement solely to the extent necessary to permit the relevant party thereto to submit a Company Takeover Proposal to the Company Board on a confidential non-public basis and solely to the extent the Company Board determines in good faith that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law), or (B) approve any transaction under, or any Third Party becoming an “interested stockholder” under, Section 203 of the DGCL; (iii) enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract (other than an Acceptable Confidentiality Agreement as provided in Section 6.02(b) entered into compliance with Section 6.02(b)) relating to any Company Takeover Proposal (each, a “Company Acquisition Agreement”); or (iv) approve, authorize, agree or publicly announce an intention to do any of the foregoing; provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, in response to an inquiry or proposal from a Third Party, inform such Third Party of the restrictions imposed by the provisions of this Section 6.02. Except as expressly permitted by this Section 6.02, the Company Board shall not effect a Company Adverse Recommendation Change. The Company shall not, shall cause its Subsidiaries and its and their officers, employees and directors not to, and shall use reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to continue, any and all existing activities, discussions, or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Company Takeover Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of non-public information in respect of the Company and its Subsidiaries that was furnished by or on behalf of the Company or its Subsidiaries to return or destroy (and confirm destruction of) all such information and immediately terminate access by any Third Party to any physical or electronic data room relating to any potential Company Takeover Proposal. Without limiting the generality of the foregoing, it is understood that any breach of the restrictions set forth in this Section 6.02(a) by any director or officer of the Company or any of its Subsidiaries or by any other Representative of the Company acting at the Company’s direction shall be deemed to constitute a breach of this Section 6.02(a) by the Company.
(b) Company Superior Proposal. Notwithstanding Section 6.02(a), prior to the receipt of the Requisite Company Vote, the Company directly or indirectly through any Representative, may, subject to Section 6.02(c): (i) participate in negotiations or discussions with any Third Party that has made (and not withdrawn) a bona fide Company Takeover Proposal that did not arise from a breach of the obligations set forth in Section 6.02(a) in writing that the Company Board believes in good faith, after consultation with outside legal counsel and the Company Financial Advisor constitutes or would reasonably be expected to lead to a Company Superior Proposal; (ii) thereafter furnish to such Third Party non-public information relating to the Company or its

Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes to Parent); provided that such non-public information relating to the Company or its Subsidiaries was previously made available to, or is concurrently made available to, Parent; (iii) following receipt of and on account of a Company Superior Proposal, make a Company Adverse Recommendation Change; and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (ii) through (iv), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law. Nothing contained herein shall prevent the Company Board from disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Company Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that the disclosure of such position is required by applicable Law. Without limiting the generality of the foregoing, it is understood that any breach of the restrictions set forth in this Section 6.02(b) by any director or officer of the Company or any of its Subsidiaries or by any other Representative of the Company acting at the Company’s direction shall be deemed to constitute a breach of this Section 6.02(b) by the Company.
(c) Notification to Parent and US Holdco. The Company shall notify Parent and US Holdco promptly (but in no event later than twenty-four (24) hours) after the receipt by the Company (or any of its Representatives) of any Company Takeover Proposal, any inquiry that would reasonably be expected to lead to a Company Takeover Proposal, any request for non-public information relating to the Company or its Subsidiaries or for access to the business, properties, assets, books, or records of the Company or its Subsidiaries by any Third Party that would reasonably be expected to lead to a Company Takeover Proposal. In such notice, the Company shall identify the Third Party making, and details of the material terms and conditions of, any such Company Takeover Proposal, indication or request, including any proposed financing. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and material terms of any such Company Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price, proposed financing, and other material terms thereof.
(d) Company Superior Proposal or Company Acquisition Agreement. Except as expressly permitted by this Section 6.02, the Company Board shall not effect a Company Adverse Recommendation Change or enter into (or permit any of its Subsidiaries to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, the Company Board may effect a Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement only if (i) the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor of national reputation that a given Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that failure to effect a Company Adverse Recommendation Change in response to such actual or potential Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, (ii) the Company promptly notifies Parent, in writing, at least three (3) Business Days (the “Company Superior Proposal Notice Period”) before making a Company Adverse Recommendation Change with respect to a Company Superior Proposal or entering into (or causing one of its Subsidiaries to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Company Superior Proposal, which notice shall state expressly that the Company has received a Company Takeover Proposal that the Company Board (or a committee thereof) intends to declare a Company Superior Proposal and that it intends to effect a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement in connection with such Company Superior Proposal (it being understood that the delivery and receipt of any such notice shall not, in and of itself, be a Company Adverse Recommendation Change), (iii) the Company specifies the identity of the party making the Company Superior Proposal and the material terms and conditions thereof in such notice and includes an unredacted copy of the Company Takeover Proposal and attaches to such notice the most current version of any proposed agreement (which version shall be updated on a prompt basis) and any related documents, including financing documents, to the extent provided by the relevant party in connection with, and containing material terms of, the Company Superior Proposal, (iv) the Company shall, and shall cause its Representatives to, during the Company Superior Proposal Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Company Takeover Proposal ceases to constitute a Company Superior Proposal, if

Parent, in its discretion, proposes to make such adjustments (it being understood and agreed that in the event that, after commencement of the Company Superior Proposal Notice Period, there is any material revision to the terms of a Company Superior Proposal, including, any revision in price or financing, the Company Superior Proposal Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Company Superior Proposal Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)), and (v) at the conclusion of the Company Superior Proposal Notice Period, the Company Board (or a committee thereof) determines in good faith, after consulting with outside legal counsel and its financial advisor, that such Company Takeover Proposal continues to constitute a Company Superior Proposal after taking into account any adjustments made by Parent during the Company Superior Proposal Notice Period in the terms and conditions of this Agreement or otherwise and that the failure to make a Company Adverse Recommendation Change would be inconsistent with the Company directors’ fiduciary duties under applicable Law.
(e) Company Intervening Event. Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Requisite Company Vote, upon the occurrence of a Company Intervening Event, the Company Board may effect a Company Adverse Recommendation Change only if all of the following conditions are satisfied:
(i) the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor of national reputation that a Company Intervening Event has occurred and that failure to effect a Company Adverse Recommendation Change in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;
(ii) the Company (A) promptly notifies Parent, in writing, at least three (3) Business Days (the “Company Intervening Event Notice Period”) before making a Company Adverse Recommendation Change with respect to a Company Intervening Event of its intention to take such action, which notice shall describe in reasonable detail the Company Intervening Event (it being understood that the delivery and receipt of any such notice shall not, in and of itself, be deemed to be a Company Adverse Recommendation Change) and (B) prior to making such a Company Adverse Recommendation Change, to the extent requested in writing by Parent, engages in good faith negotiations with Parent during such three (3) Business Day period to amend this Agreement in such a manner that the failure of the Company Board to make a Company Adverse Recommendation Change with respect to such Company Intervening Event would no longer be, in the good faith determination of the Company Board in consultation with its outside legal counsel and financial advisor of national reputation, inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that, if after commencement of the Company Intervening Event Notice Period, there is any material change to the circumstances giving rise to the Company Intervening Event that was previously the subject of a notice hereunder, a new notice to Parent shall be required as provided above; provided, that with respect to each such material change, each reference in this clause (ii) to a “three (3) Business Day” period shall be changed to refer to a “two (2) Business day” period); and
(iii) at the conclusion of the Company Intervening Event Notice Period, the Company Board (or a committee thereof) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor of national reputation, that in light of such Company Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Company Adverse Recommendation Change would be inconsistent with the Company directors’ fiduciary duties under applicable Law.
Section 6.03 Company Stockholders Meeting. The Company shall take all action necessary to duly call, give notice of, convene, and hold the Company Stockholders Meeting as soon as reasonably practicable after the Form F-4 is declared effective, and, in connection therewith, the Company shall mail the Company Proxy Statement to the holders of Company Common Stock in advance of such meeting. Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by Section 6.02 hereof, the Company Proxy Statement shall include the Company Board Recommendation. Subject to Section 6.02 hereof, the Company shall use reasonable best efforts to: (a) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger; and (b) take all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval. The Company shall keep Parent, US Holdco and Merger Sub updated with respect to proxy solicitation results as requested by Parent, US Holdco or Merger Sub. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent and US Holdco (other than: (i) in order to obtain a quorum of its stockholders; or (ii) as reasonably determined by the Company to comply with applicable Law). The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Stockholders Meeting on the same day and at the same time as the Parent Shareholders Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting. Without the prior written consent of Parent and US Holdco or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the transactions contemplated by this Agreement) and (ii) the Company shall not call any meeting of the stockholders of the Company prior to the Company Stockholders Meeting. If the Company Board makes a Company Adverse Recommendation Change, it will not alter the obligation of the Company to submit the adoption of this Agreement and the approval of the Merger to the holders of Company Common Stock at the Company Stockholders Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders Meeting.
Section 6.04 Financing Cooperation.
(a) Cooperation. During the Interim Period, the Company shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries and its and their respective Representatives to use their respective commercially reasonable efforts, to provide Parent with all cooperation reasonably requested by Parent to assist Parent in causing the conditions in the Commitment Letter to be satisfied or as is otherwise customary and reasonably requested by Parent in connection with the Debt Financing or any Take-Out Financing, including using commercially reasonable efforts to:
(i) as promptly as reasonably practicable in connection with the anticipated timing for the marketing of the Debt Financing or any Take-Out Financing, deliver to Parent the historical financial statements with respect to the Company and its Subsidiaries specified in paragraph 4 of Exhibit C of the Commitment Letter (it being agreed that these obligations with respect to any historical financial statement shall be deemed satisfied upon the filing of the applicable Company SEC Documents containing such historical financial statements);
(ii) cause the Company’s independent accountants to (x) provide, consistent with customary practice: (A) customary auditor consents (including consents of accountants for use of their reports in any materials relating to any Take-Out Financing) and (B) customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Parent and as customary for any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act and (y) participate in a reasonable number of accounting due diligence sessions;
(iii) [reserved];
(iv) provide information regarding the Company and its Subsidiaries reasonably requested by Parent for the preparation of appropriate and customary materials for rating agency and lender and investor presentations, bank information memoranda, offering documents, and other marketing documents reasonably requested and customarily provided in connection with Debt Financing or any Take-Out Financing;
(v) execute and deliver customary authorization letters for the Debt Financing or any Take-Out Financing (in each case, to the extent included in a customary confidential information memorandum relating to a bank financing), limited solely to historical information of the Company and the Company Subsidiaries included in such confidential information memorandum, and solely to the extent the Company has had a reasonable time period to review such confidential information memorandum;

(vi) furnish no later than four (4) Business Days prior to the Closing Date all documentation and other information that is reasonably requested by Parent that is required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company and the Company Subsidiaries;
(vii) facilitate the providing of guarantees, pledging of collateral and granting of security interests (including approvals therefore) in connection with the Debt Financing or any Take-Out Financing effective no earlier than, and subject to the occurrence of, the Closing;
(viii) assist in the preparation and negotiation of, and facilitate the execution and delivery of, one or more credit agreements, indentures, guarantees, pledge and security documents, and other definitive financing documents and other certificates or documents as may be reasonably requested by Parent, the Debt Financing Sources, or any Take-Out Financing party (including customary officer’s and other closing certificates and back-up therefore), in each case effective no earlier than, and subject to the occurrence of, the Closing (subject, in each case, to the restrictions in the next paragraph); and
(ix) deliver notices of prepayment within the time periods required by the relevant agreements governing Indebtedness and assist Parent in obtaining customary payoff letters (the “Debt Payoff Letters”), Lien terminations, and instruments of discharge to be delivered at Closing to allow for the payoff, discharge, and termination in full on the Closing Date of any material Indebtedness for borrowed money of the Company or its Subsidiaries that is reasonably requested by Parent to be paid off, discharged or terminated at Closing (upon reasonable prior written notice to the Company) or that is otherwise subject to mandatory prepayment (however described) or repayment in full as a result of the consummation of the Merger; provided the Company shall not be required to deliver any notice of prepayment or redemption or similar notice or document that is not conditioned on the consummation of the Merger or that if the Merger is not consummated results in liability to the Company.
The foregoing notwithstanding, neither the Company nor any of the Company Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 6.04 that: (1) would require the Company, any of its Subsidiaries, or any Persons who are officers or directors of the Company or any of its Subsidiaries to: (A) pass resolutions or consents to approve or authorize the execution of the Debt Financing or any Take-Out Financing, (B) enter into, execute, or deliver any certificate, document, instrument, or agreement, or (C) agree to any change or modification of any existing certificate, document, instrument, or agreement; in each case, that would be effective prior to the Closing Date (it being agreed that no officers or directors shall be required to take any of the foregoing actions in clauses (A), (B) and (C) to the extent they are not continuing, or expected to continue, as an officer or director following the Closing); provided that none of the foregoing shall apply to any (x) letters and authorizations required in order to obtain comfort letters and auditor consents as described in Section 6.04(a)(ii) and (y) the authorization letters described in Section 6.04(a)(v); (2) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (3) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability, or obligation with respect to the Debt Financing or any Take-Out Financing prior to the Closing or have any obligation of the Company or any of its Subsidiaries under any agreement, certificate, document, or instrument with respect to the Debt Financing or any Take-Out Financing be effective prior to the Closing that would not be reimbursed or indemnified under Section 6.04(b), (4) cause any director, officer, employee, or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (5) conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (6) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Subsidiaries is a party, (7) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or (8) would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries. Nothing contained in this Section 6.04 shall require the Company or any of its Subsidiaries, (1) prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing or any Take-Out Financing, (2) to provide (A) a description of all or any component of the Debt Financing, including any “description of notes”, (B) risk factors relating solely to all or any component of the Debt Financing, (C) separate subsidiary financial statements or any other information of the type required by Rule 3-05, Rule 3-09, Rule 3-10 (other than financial data sufficient to enable Parent to include disclosure regarding guarantor and non-guarantor information customarily included in offering memoranda for an offering of high-yield debt securities pursuant to Rule 144A) or Rule 3-16 of Regulation S-X or “segment reporting”, (D) Compensation Discussion and Analysis required by Item 402 of Regulation S-K or (E) other information customarily excluded from an offering memorandum involving an offering of high-yield debt securities pursuant to Rule 144A or (3) to provide (or be deemed to require the Company or any of its Subsidiaries to prepare) any (A) pro forma financial statements, (B) projections, (C) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership, or other post-Closing or pro forma adjustments or assumptions desired to be incorporated into any information used in connection with any financing of Parent or its Affiliates, including the Debt Financing and/or any Take-Out Financing, and/or (D) financial information concerning the Company or its Subsidiaries that the Company does not maintain in the ordinary course of business.
(b) Reimbursement and Indemnification. Parent and US Holdco shall, promptly upon request by the Company following the termination of this Agreement (unless the termination of the Agreement triggers the Company’s obligation to pay the Company Termination Fee pursuant to Section 10.06) reimburse the Company for all reasonable and documented out-of-pocket costs actually incurred by the Company, its Subsidiaries, or any of its or their respective Representatives in connection with its cooperation pursuant to this Section 6.04. In addition, Parent and US Holdco shall indemnify and hold harmless the Company, its Subsidiaries, and its and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing or any Take-Out Financing, any action taken by them pursuant to this Section 6.04, and any information used in connection therewith (other than historical financial information provided in writing by the Company or any of its Subsidiaries specifically in connection with its obligations pursuant to this Section 6.04); in each case, except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct, intentional misrepresentation, or intentional breach of this Agreement or fraud by the Company or any of its Subsidiaries or its or their respective Representatives.
(c) Logos. The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos and other trademarks in connection with the Debt Financing and any Take-Out Financing; provided, that such logos and trademarks are used solely in a manner that is not intended to, and is not reasonably likely to, harm or disparage the Company or any of its Subsidiaries or their reputation.
(d) Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.04 will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Debt Financing Source or prospective Debt Financing Source and other financial institutions and investors that are or may become parties to the Debt Financing or Take-out Financing and to any underwriters, initial purchasers, or placement agents in connection with such financing (and, in each case, to their respective Representatives) so long as such Persons: (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are otherwise subject to other customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.
(e) No Breach. Notwithstanding anything to the contrary in this Agreement, it is expressly understood and agreed by the parties hereto that the Company’s and each Company Subsidiary’s obligations under this Section 6.04 shall be disregarded for purposes of determining whether the conditions set forth in Article IX have been satisfied (including for purposes of determining any termination rights under Article X).
Section 6.05 FIRPTA Certificate. Unless the Company determines in good faith that, as of the Closing, there is a material risk the Company has become a “United States real property holding corporation” within the meaning of Section 897(c) of the Code (a “USRPHC”) and has so notified the Parent, the Company shall provide Parent prior to Closing with a signed certificate from the Company conforming to the requirements of Treasury Regulation Section 1.1445-2(c)(3) to the effect that the Company is not, and has not been during the relevant period specified in Section 897(c)(1)(ii) of the Code, a USRPHC together with a signed notice to the Internal Revenue Service conforming to the requirements of Treasury Regulation Section 1.897-2(h) (which notice Parent shall mail to the Internal Revenue Service promptly after Closing). Notwithstanding anything to the contrary in this Agreement, it is expressly understood and agreed by the parties hereto that the Company’s obligations under this Section 6.05 shall be disregarded for purposes of determining whether the conditions set forth in Article IX have been satisfied (including for purposes of determining any termination rights under Article X).

ARTICLE VII

COVENANTS OF PARENT
Section 7.01 Conduct of the Business of Parent.
(a) During the Interim Period, Parent shall, and shall cause each of its Subsidiaries, except (i) as expressly permitted or required by this Agreement, (ii) as required by applicable Law, (iii) in connection with a Parent COVID Action or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), to use reasonable best efforts to operate in the ordinary course of business. Notwithstanding the foregoing, Parent and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit Parent or its Subsidiaries from taking, any Parent COVID Action.
(b) Without limiting the generality of the foregoing, during the Interim Period, except (A) as otherwise expressly permitted or required by this Agreement, (B) as set forth in Section 7.01(b) of the Parent Disclosure Letter, (C) as required by and not in contravention of applicable Law or (D) in connection with a Parent COVID Action, Parent shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed):
(i) amend or propose to amend the Charter Documents of Parent (whether by merger, consolidation or otherwise);
(ii) propose or adopt any plan of merger, consolidation, reorganization, liquidation, scheme of arrangement, tender offer or dissolution of Parent or any of its material Subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy Law on behalf of Parent or any of its material Subsidiaries or consent to the filing of any bankruptcy petition against Parent or any of its material Subsidiaries under any similar applicable Law;
(iii) (A) split, combine, or reclassify or otherwise amend the terms of any Parent Securities, (B) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Parent Securities (other than for purposes of effecting a net exercise or settlement or net share withholding, in satisfaction of any exercise price or required tax withholdings, under, or in connection with the forfeiture of, any Parent Equity Award), (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of Parent (other than upon the grant, exercise or settlement of any Parent Equity Award) or (D) establish a record date for, declare, set aside, accrue or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares or other securities (other than dividends from its direct or indirect wholly owned Subsidiaries);
(iv) other than with respect to any Indebtedness incurred or repaid in connection with the transactions contemplated by this Agreement (including any Debt Financing or Take-Out Financing), issue, sell, pledge, dispose of, transfer, lease, grant any Lien on, or otherwise encumber or enter into any Contract or other agreement with respect to any Parent Securities or Parent Subsidiary Securities, other than the issuance of shares of Parent Ordinary Shares upon the grant, exercise or settlement of any Parent Equity Award;
(v) other than any Indebtedness incurred or repaid in connection with the transactions contemplated by this Agreement (including any Debt Financing or Take-Out Financing), repurchase, prepay, assume or incur any Indebtedness or guarantee any such Indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of Parent or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than borrowings incurred in the ordinary course of business (including in connection with the financing of ordinary course trade payables consistent with past practice) that do not, at any time, exceed $10,000,000 in the aggregate;
(vi) except in connection with actions permitted by Section 7.02 hereof, take any action to exempt any Person from, or make any acquisition of securities of Parent by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Parent with respect to a Parent Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for the Company or any of its Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;
(vii) other than with respect to any Indebtedness incurred or repaid in connection with the transactions contemplated by this Agreement (including any Debt Financing or Take-Out Financing), abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material Parent IP, or grant any right or license to any material Parent IP other than pursuant to non-exclusive licenses or sublicenses entered into in the ordinary course of business consistent with past practice;
(viii) adopt or implement any stockholder rights plan or similar arrangement; or
(ix) authorize, resolve, agree or commit to do any of the foregoing.
Section 7.02 Parent No Solicitation.
(a) Solely prior to receipt of the Requisite Parent Vote, during the Interim Period Parent shall not, shall cause its Subsidiaries and its and their officers, employees and directors not to, and shall and shall use reasonable best efforts to cause the other Representatives of Parent not to, directly or indirectly (i) solicit, initiate, propose, induce or knowingly take any action to facilitate or encourage the submission of any Parent Takeover Proposal or the making of any proposal that would reasonably be expected to lead to any Parent Takeover Proposal; (ii) enter into, continue, conduct, engage or otherwise participate in in any discussions or negotiations with, disclose any non-public information relating to Parent or its Subsidiaries to, afford access to the business, properties, assets, books, or records of Parent or its Subsidiaries to, or knowingly assist, knowingly facilitate, or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Parent Takeover Proposal; (iii) amend or grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of Parent or its Subsidiaries; (iv) enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract relating to any Parent Takeover Proposal (each, a “Parent Acquisition Agreement”); (v) submit any Parent Takeover Proposal to the vote of the stockholders of Parent; or (vi) approve, authorize, agree or publicly announce an intention to do any of the foregoing; provided, that notwithstanding that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, in response to an inquiry or proposal from a Third Party, inform such Third Party of the restrictions imposed by the provisions of this Section 7.02. Parent shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not, shall cause its Subsidiaries and its and their officers, employees and directors not to, and shall and shall use reasonable best efforts to cause the other Representatives of Parent not to continue, any and all existing activities, discussions, or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Parent Takeover Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of non-public information in respect of Parent and its Subsidiaries that was furnished by or on behalf of Parent or its Subsidiaries to return or destroy (and confirm destruction of) all such information and immediately terminate access by any Third Party to any physical or electronic data room relating to any potential Parent Takeover Proposal. Without limiting the generality of the foregoing, it is understood that any breach of the restrictions set forth in this Section 7.02(a) by any Representative of Parent (solely for this purpose as if the restrictions on Parent set forth in this Section 7.02(a) applied directly to such Representatives) shall be deemed to constitute a breach of this Section 7.02(a) by Parent.
(b) Notification to the Company. Without limiting Section 7.02(a): (i) from and after the date hereof, Parent shall notify the Company promptly (but in no event later than two (2) Business Days) after the receipt by Parent (or any of its Representatives) of any Parent Takeover Proposal, any inquiry that would reasonably be expected to lead to a Parent Takeover Proposal, any request for non-public information relating to Parent or its Subsidiaries or for access to the business, properties, assets, books, or records of Parent or its Subsidiaries by any Third Party. In such notice, Parent shall identify the Third Party making, and details of the material terms and conditions of, any such Parent Takeover Proposal, indication or request, including any proposed financing and (ii) Parent shall keep the Company reasonably informed, on a reasonably current basis, of the status and material terms of any such Parent Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price, proposed financing, and other material terms thereof.
(c) Compliance with Irish Takeover Code. Section 7.02(a) and Section 7.02(b) shall not prevent Parent from making any disclosure to the Irish Takeover Panel or to its shareholders consistent with the provisions of Section 7.02(a) and Section 7.02(b) if the Parent Board has reasonably determined in good faith after consultation with Parent’s outside legal counsel and financial advisor of national reputation that the failure to do so would be inconsistent with the duties of the Parent Board under applicable Law; provided that if any such disclosure to Parent’s shareholders is anything other than a rejection of the applicable Parent Takeover Proposal or a reaffirmation of the Parent Board Recommendation, such disclosure shall constitute a Parent Adverse Recommendation Change.
(d) Parent Adverse Recommendation Change. Except as expressly permitted by this Section 7.02, the Parent Board shall not effect a Parent Adverse Recommendation Change prior to the receipt of the Requisite Parent Vote.
(e) Parent Intervening Event. At any time prior to the receipt of the Requisite Parent Vote, upon the occurrence of a Parent Intervening Event, the Parent Board may effect a Parent Adverse Recommendation Change only if all of the following conditions are satisfied:
(i) the Parent Board determines in good faith after consultation with its outside legal counsel and financial advisor of national reputation that a Parent Intervening Event has occurred and that failure to effect a Parent Adverse Recommendation Change in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the shareholders of Parent under applicable Law;
(ii) Parent (A) promptly notifies the Company, in writing, at least three (3) Business Days (the “Parent Intervening Event Notice Period”) before making a Parent Adverse Recommendation Change with respect to a Parent Intervening Event of its intention to take such action, which notice shall describe in reasonable detail the Parent Intervening Event (it being understood that the delivery and receipt of any such notice shall not, in and of itself, be deemed to be a Parent Adverse Recommendation Change) and (B) prior to making such a Parent Adverse Recommendation Change, to the extent requested in writing by the Company, engages in good faith negotiations with the Company during such three (3) Business Day period to amend this Agreement in such a manner that the failure of the Parent Board to make a Parent Adverse Recommendation Change with respect to such Parent Intervening Event would no longer be, in the good faith determination of the Parent Board in consultation with its outside legal counsel and financial advisor of national reputation, inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that, if after commencement of the Parent Intervening Event Notice Period, there is any material change to the circumstances giving rise to the Parent Intervening Event that was previously the subject of a notice hereunder, a new notice to Parent shall be required as provided above; provided, that with respect to each such material change, each reference in this clause (ii) to a “three (3) Business Day” period shall be changed to refer to a “two (2) Business Day” period); and
(iii) at the conclusion of the Parent Intervening Event Notice Period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisor of national reputation, that in light of such Parent Intervening Event and taking into account any revised terms proposed by the Company, the failure to make a Parent Adverse Recommendation Change would be inconsistent with the Parent directors’ fiduciary duties under applicable Law.
Section 7.03 Parent Shareholders Meeting; Approval by Sole Stockholders of Merger Sub.
(a) Parent Shareholders Meeting. Parent shall take all action necessary to duly call, give notice of, convene, and hold the Parent Shareholders Meeting as soon as reasonably practicable after the Form F-4 is declared effective, and, in connection therewith, Parent shall mail the EGM Notice to the holders of Parent Ordinary Shares in advance of the Parent Shareholders Meeting. Except to the extent that the Parent Board shall have effected a Parent Adverse Recommendation Change as permitted by Section 7.02 hereof, the EGM Notice shall include the Parent Board Recommendation. Subject to Section 7.02 hereof, Parent shall use reasonable best efforts to: (i) solicit from the holders of Parent Ordinary Shares proxies in favor of the approval of granting the

Parent Board authority to effect the Parent Share Issuance; and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Parent Ordinary Shares required by applicable Law to obtain such approval. Parent shall keep the Company updated with respect to proxy solicitation results as requested by the Company. Once the Parent Shareholders Meeting has been called and noticed, Parent shall not postpone or adjourn the Parent Shareholders Meeting without the consent of Company (other than: (A) in order to obtain a quorum of its shareholders; or (B) as reasonably determined by Parent to comply with applicable Law). Parent shall use its reasonable best efforts to cooperate with Company to hold the Parent Shareholders Meeting on the same day and at the same time as the Company Stockholders Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting. Without the prior written consent of the Company or as required by applicable Law, (i) the approval of the grant of authority to the Parent Board to effect the Parent Share Issuance shall be the only matter that Parent shall propose to be acted on by the shareholders of Parent at the Parent Shareholders Meeting and, prior to receipt of the Requisite Parent Vote, Parent shall not submit any other proposal to such shareholders in connection with the Parent Shareholders Meeting (including any proposal inconsistent with the approval of the grant of authority to the Parent Board to effect the Parent Share Issuance or the consummation of the transactions contemplated by this Agreement), except for, following the approval of the grant of authority, any Parent AGM Resolutions proposed to be voted on at a Parent AGM to be called and held on a date subsequent to the Parent Shareholder Meeting (provided that it is acknowledged and agreed that the Parent AGM must be held no later than September 30, 2021, and Parent shall be permitted to take action to call and hold the Parent AGM on such date even if the Requisite Parent Vote has not been obtained) and (ii) prior to receipt of the Requisite Parent Vote, Parent shall not call any meeting of the shareholders of Parent other than the Parent Shareholders Meeting. If the Parent Board makes a Parent Adverse Recommendation Change, it will not alter the obligation of Parent to submit the approval of the grant of authority to the Parent Board to effect the Parent Share Issuance to the holders of Parent Ordinary Shares at the Parent Shareholders Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Parent Shareholders Meeting.
(b) Approval by Sole Stockholders. Immediately following the execution and delivery of this Agreement, Parent and US Holdco, as sole stockholders of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DGCL.
Section 7.04 Benefit Plans.
(a) Termination of Benefit Plans. Effective no later than the day immediately preceding the Closing Date, solely to the extent permitted by Law and the terms of the applicable Company Employee Plan and to the extent that such termination will not trigger a material penalty or result in imposition of additional Tax, other than as a result of the acceleration of recognition of income or deferral of deduction from income, to the Company and its Subsidiaries or any Company Employee, the Company shall terminate any Company Employee Plans maintained by the Company or its Subsidiaries that Parent has requested to be terminated by providing a written notice to the Company at least thirty (30) days prior to the Closing Date and, no later than the day immediately preceding the Closing Date, the Company shall provide Parent with evidence that such Company Employee Plans have been terminated.
(b) Prior Written Consent. With respect to matters described in this Section 7.04, the Company will not send any written notices or other written communication materials to Company Employees without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed).
Section 7.05 Directors’ and Officers’ Indemnification and Insurance.
(a) Indemnification. From and after the Effective Time, each of Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or manager of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Stock Plan, in each case, when acting in such capacity (each an “Indemnified Party”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director or manager of the Company or any of its Subsidiaries or, while a director, manager or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company or one of its

Subsidiaries as an officer, director or manager of another Person, whether pertaining to any act or omission occurring or existing prior to or at, but not after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the transactions contemplated by this Agreement, in each case to the fullest extent that the Company would have been permitted to do so by law. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from and each of Parent and the Surviving Corporation within 90 days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any Indemnified Party to whom expenses are to be advanced provides prior to any receipt of such advances an undertaking, to the extent required by the DGCL or other applicable Law, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable Law. Parent, US Holdco and Merger Sub agree that all rights to indemnification, advancement of expenses, and exculpation by the Company now existing in favor of each Indemnified Party as provided in the Charter Documents of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Person is not entitled to indemnification. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification, and advancement of expenses no less favorable than the provisions of the Charter Documents of the Company as in effect immediately prior to the Effective Time with respect to acts or omissions by any Indemnified Party occurring prior to the Effective Time, and shall not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
(b) Insurance. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to: (i) obtain and fully prepay as of the Effective Time “tail” insurance policies from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Corporation be required to expend, with respect to the entire six (6)-year period following the Effective Time, premiums for such coverage under this Section 7.05 which in the aggregate exceed 300% percent of the aggregate premiums paid by the Company for the period in its most recent fiscal year for such purpose prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium.
(c) Survival. The obligations of Parent, Merger Sub, and the Surviving Corporation under this Section 7.05 shall survive the consummation of the Mergers and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.05 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 7.05 applies shall be third party beneficiaries of this Section 7.05, each of whom may enforce the provisions of this Section 7.05).
(d) Assumptions by Successors and Assigns; No Release or Waiver. In the event Parent, the Surviving Corporation, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 7.05. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to the Charter Documents of the Company or any of its Subsidiaries, Law, Contract, or otherwise. Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 7.05 is not prior to, or in substitution for, any such claims under any such policies.
(e) Beneficiaries; Fees. The provisions of this Section 7.05 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.05, and his or her heirs and Representatives. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.05.
Section 7.06 Financing.
(a) No Amendments to Commitment Letter. Parent will not (without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned, or delayed) consent or agree to any amendment, replacement, supplement, or modification of, or any waiver of any provision or remedy pursuant to the Commitment Letter if such amendment, replacement, supplement, modification, or waiver would: (i) reduce the aggregate amount of the net proceeds of the Debt Financing to an amount that, together with Parent’s and Merger Sub’s cash on hand and cash equivalents on hand and any Escrowed Take-Out Financing Proceeds, would be less than the Required Amount; (ii) (x) impose new or additional conditions or otherwise expand, amend, or modify any of the conditions to the receipt of the Debt Financing or (y) expand, amend or modify any other terms to the Debt Financing in a manner that would reasonably be expected to: (A) delay or prevent the Closing Date, or (B) make the timely funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing, materially less likely to occur; or (iii) materially adversely impact the ability of Parent to enforce its rights against the other parties to the Commitment Letter or the Debt Financing definitive agreements (clauses (i), (ii) and (iii) collectively, the “Restricted Amendments”); provided, that Parent may (without the consent of the Company) amend, replace, supplement, modify, or waive the Commitment Letter to add lenders, arrangers, bookrunners, agents, managers, or other Debt Financing Sources that have not executed the Commitment Letter and amend titles, allocations, and the fee arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers, or Debt Financing Sources, if any such amendment would not reasonably be expected to result in a Restricted Amendment. Parent or Merger Sub shall promptly (and in any case, within five (5) Business Days) furnish to the Company a copy of any amendment, replacement, supplement, modification, or waiver relating to the Commitment Letter. For the avoidance of doubt, any reduction of the commitments for the Debt Financing that is automatic pursuant to the terms of the Commitment Letter shall not constitute a Restricted Amendment. Any reference in this Agreement to: (x) the “Debt Financing” will include the financing contemplated by the Commitment Letter as amended or modified, and (y) the “Commitment Letter” will include such document as so amended or modified. Parent acknowledges and agrees that it is not a condition to the Closing or to any of the other obligations under this Agreement that Parent obtain the Debt Financing, the Take-Out Financing or any other financing for or relating to the Merger or the other transactions contemplated by this Agreement.
(b) Taking of Necessary Actions. Subject to the terms and conditions of this Agreement (including, without limitation, the right of Parent to amend, replace, supplement, modify, or waive the Commitment Letter subject to the limitations set forth in Section 7.06(a)), Parent will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, and advisable to arrange, maintain the effectiveness of, and consummate the Debt Financing in an amount necessary (after giving effect to Parent’s, US Holdco’s and Merger Sub’s cash on hand, any cash proceeds of any Take-Out Financing received by Parent or its Subsidiaries on the Closing Date and any Escrowed Take-Out Financing Proceeds) to fund the Required Amount on or prior to the Closing Date, on the terms and conditions described in the Commitment Letter, including, but not limited to, using its commercially reasonable efforts to: (i) maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof and hereof; (ii) negotiate, execute, and deliver definitive agreements with respect to the Debt Financing contemplated by the Commitment Letter on a timely basis on the terms and conditions contemplated by the Commitment Letter; (iii) satisfy on a timely basis all conditions contained in the Commitment Letter on or prior to the Closing Date that are within its control and to comply with all of its obligations pursuant to the Commitment Letter; (iv) upon the satisfaction (or waiver) of all of the conditions set forth in the Commitment Letter, consummate the Debt Financing at or prior to the Closing; and (v) enforce its rights under the Commitment Letter. Parent will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Commitment Letter as and when they become due.
(c) Information. To the extent reasonably requested by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing (including providing the Company, upon request, with copies of all definitive agreements related to the Debt Financing), and such other information and documentation available to Parent as shall be reasonably requested by the Company (including any information requested in connection with any of the circumstances contemplated by the immediately following sentence). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice as soon as reasonably practicable in writing (and in any case, within two (2) Business Days of the occurrence of any of the following): (i) of any material breach, material default, termination, or cancellation by any party to the Commitment Letter or Debt Financing definitive agreements that Parent becomes aware of, and (ii) of the receipt by Parent of any written notice from any Debt Financing Source with respect to: (A) any breach, default, termination, or cancellation by any party to the Commitment Letter or Debt Financing definitive agreements; or (B) any material dispute or material disagreement between or among any parties to the Commitment Letter or Debt Financing definitive agreements with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing.
(d) Alternative Financing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, and such portion is reasonably required to consummate the Merger and the other transactions contemplated by this Agreement, Parent will promptly notify the Company in writing and Parent will use its commercially reasonable efforts to, as promptly as practicable following the occurrence of such event, arrange and obtain financing from the same or alternative sources in an amount sufficient to replace any unavailable portion of the Debt Financing that is required to fund the Required Amount on terms, conditions, and cost not materially less favorable in the aggregate to Parent; provided, that such commercially reasonable efforts shall not include requiring Parent to pay any additional fees applicable to the Debt Financing in excess of the amount set forth in the Commitment Letter and the Fee Letter (or any related side fee letter) or obtain financing on terms and conditions that are materially less favorable to Parent than those in the Commitment Letter and the Fee Letter; provided, further, that any such alternative debt financing shall not, without the prior written consent of the Company have terms or conditions that would result in a Restricted Amendment if such terms or conditions were an amendment to the Commitment Letter or the terms and conditions to the Debt Financing (the “Alternative Financing”). The provisions of this Section 7.06 shall be applicable to the Alternative Financing, and, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such Alternative Financing.
Section 7.07 Parent Board Representation. Parent shall take all reasonably necessary actions to cause, as of the Closing, Colin Shannon to be appointed to the Parent Board until the next Parent AGM in accordance with and subject to Parent’s Charter Documents, Parent’s governance policies and applicable Law. In addition, Parent, through the Parent Board and its Nominating & Governance Committee, agrees to take all reasonably necessary actions to cause, as of the Closing, one additional current member of the Company Board (such member to be mutually agreed by Parent and the Company) to be appointed to the Parent Board until the next Parent AGM in accordance with and subject to Parent’s Charter Documents, Parent’s governance policies and applicable Law. Parent, through the Parent Board and its Nominating & Governance Committee (as applicable), shall take all reasonably necessary actions to nominate such two new directors for re-election to the Parent Board at the next Parent AGM after Closing in accordance with and subject to Parent’s Charter Documents, Parent’s governance policies and applicable Law.
Section 7.08 Obligations of Merger Sub and US Holdco. Parent will take all action necessary to cause each of US Holdco and Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 7.09 DTC. During the Interim Period, Parent will use reasonable efforts to (i) have in place on or before the Closing Date a composition agreement (the “Composition Agreement”) with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities (the “SEAS”) with The Depository Trust Company in respect of the Parent Ordinary Shares (including those issuable as Merger Consideration pursuant to this Agreement), and (ii) cause that such Composition Agreement and SEAS remain in full force and effect as of the Closing Date.

ARTICLE VIII

COVENANTS OF THE COMPANY AND PARENT
Section 8.01 Access to Information; Confidentiality.
(a) Access to Company Information. During the Interim Period, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors, employees and other Representatives to, afford to Parent and Parent’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time; provided, that such access may be limited by the Company to the extent reasonably necessary (x) for the Company and each of its Subsidiaries to comply with any applicable COVID-19 Measures or (y) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of any of the Company or its applicable Subsidiary’s respective Representatives or commercial partners (provided that, in the case of each of clauses (x) and (y), the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Neither the Company nor any of its Subsidiaries shall be required (i) to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any applicable Law or binding agreement entered into prior to the date hereof (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention) or (ii) to provide access to any property for the purpose of conducting sampling of any environmental media. No investigation shall affect or be deemed to affect the Company’s representations, warranties, covenants, or agreements contained herein (or Parent’s reliance on the same), the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement, including the Merger, in accordance with the terms and provisions of this Agreement or otherwise prejudice, limit or otherwise affect in any way the rights and remedies of Parent or Merger Sub pursuant to this Agreement.
(b) Access to Parent Information. During the Interim Period, Parent shall, and shall cause its Subsidiaries and its and their respective officers, directors, employees and other Representatives to, afford to the Company and the Company’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of Parent or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of Parent and its Subsidiaries, and Parent shall, and shall cause its Subsidiaries to, furnish promptly to the Company such other information concerning the business and properties of Parent and its Subsidiaries as the Company may reasonably request from time to time provided, that such access may be limited by Parent to the extent reasonably necessary (x) for Parent and each of its Subsidiaries to comply with any applicable COVID-19 Measures or (y) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of any of Parent or its applicable Subsidiary’s respective Representatives or commercial partners (provided that, in the case of each of clauses (x) and (y), Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Neither Parent nor any of its Subsidiaries shall be required (i) to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any applicable Law or binding agreement entered into prior to the date hereof (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention) or (ii) to provide access to any property for the purpose of conducting sampling of any environmental media. No investigation shall affect or be deemed to affect Parent’s representations, warranties, covenants, or agreements contained herein (or the Company’s reliance on the same), the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement, including the Merger, in accordance with the terms and provisions of this Agreement or otherwise prejudice, limit or otherwise affect in any way the rights and remedies of the Company pursuant to this Agreement.

(c) Confidentiality. Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein; provided that the term of such Confidentiality Agreement shall be extended for one (1) year following the date of termination of this Agreement.
Section 8.02 Preparation of Proxy Statement/EGM Notice and Form F-4.
(a) Proxy Statement/EGM Notice and Form F-4. In connection with the Company Stockholders Meeting and Parent Shareholders Meeting, as soon as reasonably practicable following the date of this Agreement and in any event prior to March 31, 2021, the Company shall prepare and file with the SEC the Company Proxy Statement and Parent shall prepare the EGM Notice and prepare and file with the SEC the Form F-4 (which shall include the Proxy Statement/EGM Notice). The Company and Parent shall each use its reasonable best efforts to: (i) cause the Form F-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form F-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form F-4 effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Form F-4 has become effective or any supplement or amendment to the Form F-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the Parent Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall use its reasonable best efforts to: (A) cause the Proxy Statement/EGM Notice to be mailed to the Company’s stockholders and Parent’s shareholders as promptly as practicable after the Form F-4 is declared effective under the Securities Act, and (B) ensure that the Proxy Statement/EGM Notice complies in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the Irish Companies Act and the Parent Charter Documents. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Parent Ordinary Shares in the Merger, and the Company shall furnish to Parent all information concerning the Company as may be reasonably requested in connection with any such actions.
(b) Furnishing of Information. Parent and the Company shall furnish to the other party all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Form F-4 or the Proxy Statement/EGM Notice. Each of Parent and the Company shall promptly correct any information provided by it for use in the Form F-4 or the Proxy Statement/EGM Notice if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent and the Company shall take all steps necessary to amend or supplement the Form F-4 or the Proxy Statement/EGM Notice, as applicable, and to cause the Form F-4 or Proxy Statement/EGM Notice, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock and/or Parent Ordinary Shares, in each case as and to the extent required by applicable Law.
(c) SEC Comments. Parent and the Company shall promptly provide the other party and their counsel with any comments or other communications, whether written or oral, that Parent or the Company, or their counsel may receive from the SEC or its staff with respect to the Form F-4 or the Proxy Statement/EGM Notice promptly after the receipt of such comments. Prior to the filing of the Form F-4 or the Proxy Statement/EGM Notice with the SEC (including in each case any amendment or supplement thereto, except with respect to any amendments filed in connection with a Company Adverse Recommendation Change or Parent Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 6.02 or Section 7.02, respectively) or the dissemination thereof to the holders of Company Common Stock or Parent Ordinary Shares, or responding to any comments of the SEC with respect to the Form F-4 or Proxy Statement/EGM Notice, each of Parent and the Company shall provide the other party and their counsel a reasonable opportunity to review and comment on such Form F-4, Proxy Statement/EGM Notice, or response (including the proposed final version thereof), and each of Parent and the Company shall give reasonable and good faith consideration to any comments made by the other party or their counsel.
Section 8.03 Transaction Litigation; No Effect on Disclosure Letters.
(a) Transaction Litigation. Each of the Company and Parent shall promptly notify the other in writing of any Transaction Litigation and shall (a) give the other party at such participant’s sole cost and expense the right to review and comment on all material filings or responses to be made by such party and shall discuss in advance any material discussions or communications proposed to be held by such party with any third party in connection with any such Transaction Litigation (and such party shall in good faith take any comments or feedback provided by the other party into account), and give the other party the opportunity to participate in the defense and settlement of, any such Transaction Litigation and (b) if the other party does not exercise such right to participate, keep such other party reasonably and promptly informed with respect to the status of such Transaction Litigation. No compromise or full or partial settlement of any Transaction Litigation shall be agreed to by either the Company or Parent without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
(b) No Effect on Disclosure Letters. In no event shall: (i) the delivery of any notice by a party pursuant to this Section 8.03 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; (ii) disclosure by the Company be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to the Company’s representations or warranties; or (iii) disclosure by Parent be deemed to amend or supplement the Parent Disclosure Letter or constitute an exception to Parent’s or Merger Sub’s representations or warranties. This Section 8.03 shall not constitute a covenant or agreement for purposes of Section 9.02(b) or Section 9.03(b).
Section 8.04 Reasonable Best Efforts.
(a) Governmental and Other Third-Party Approval; Notification. Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 8.04), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, and in any event prior to the End Date, the transactions contemplated by this Agreement, including: (i) the obtaining of all necessary Permits, waivers, and actions or nonactions from Governmental Entities and the making of all necessary or advisable registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities; (ii) the obtaining of all necessary consents or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing (but subject to the other provisions of this Section 8.04), in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the transactions contemplated by this Agreement, other than filing, recordation or similar fees. The Company and Parent shall, subject to applicable Law, promptly: (A) consult with the other party and consider in good faith the views of the other party with respect to the appropriate strategy relating to any matters relating to the Antitrust Laws, including with respect to any filings, notifications, submissions and communications with or to any Governmental Entity and the nature and timing of any divestitures or other remedial undertakings made for purposes of securing any required approvals under the Antitrust Laws; (B) cooperate and coordinate with the other in the taking of the actions contemplated by this Section 8.04, including the foregoing clauses (i), (ii), and (iii) immediately above; and (C) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. In furtherance of the foregoing and subject to the limitations set forth in Section 8.04(d), “reasonable best efforts” for each of Parent and the Company shall include (A) proposing, negotiating, committing to and effecting, by consent decree, holding separate order or otherwise, the sale, divestiture, disposition, license or other disposition of its and its Subsidiaries’ assets, properties or businesses, (B) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (C) terminating any venture or other arrangement, (D) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (E) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries, including entering into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any Legal Action by a Governmental Antitrust Authority (as defined below) or any other Person under Antitrust Laws that would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated by this Agreement. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. Notwithstanding the foregoing provisions of this Section 8.04(a) or any other provision of this Agreement, in no event shall Parent or any of its Subsidiaries be required to take or agree to (nor shall the Company or any of its Subsidiaries be permitted to take or agree unless Parent so directs them (and they shall, if Parent so directs, take or agree to, so long as such agreements are conditioned upon the Closing)) any action, concession or undertaking (i) unless such action, concession or undertaking is conditioned on the Closing or (ii) to the extent it would constitute or result in, or would reasonably be expected to constitute or result in, individually or in the aggregate, a Burdensome Condition. If the Company, on the one hand, or Parent, US Holdco or Merger Sub, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. None of Parent, US Holdco or the Company shall commit to or agree (or permit any of their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll, or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the Company or Parent and US Holdco, as applicable (such consent not to be unreasonably withheld, conditioned, or delayed). The parties shall use their best efforts to preserve any applicable privilege to the extent they share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.04.
(b) Governmental Antitrust Authorities. Without limiting the generality of the undertakings pursuant to Section 8.04(a) hereof, the parties hereto shall: (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over the Antitrust Laws (each such Governmental Entity, a “Governmental Antitrust Authority”) information and documents required or requested by any Governmental Antitrust Authority as necessary, proper, or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (provided, that in the case of the filing under the HSR Act, such filing shall be made within fifteen (15) Business Days of the date of this Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws; and (ii) subject to the terms set forth in Section 8.04(d) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.
(c) Actions or Proceedings. Without limiting the generality of Section 8.04(a), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, Parent, US Holdco, Merger Sub and the Company shall cooperate and use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, modified, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts the consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the Company, Parent, US Holdco and Merger Sub and their respective Affiliates shall be required to use their reasonable best efforts to defend, contest, or resist any action or proceeding, whether judicial or administrative, and to take any action, subject to Section 8.04(d), to have vacated, lifted, reversed, or overturned any Order, in connection with the transactions contemplated by this Agreement.
(d) Divestitures; Other Limitations. Notwithstanding anything to the contrary contained in this Agreement, none of Parent or its Subsidiaries shall be required to, and none of the Company and its Subsidiaries shall, without the prior written consent of Parent, take any action, or commit to take any action, or agree to any condition or limitation contemplated in this Section 8.04 that is not conditioned on the consummation of the Merger or that would constitute or result in, or would reasonably be expected to constitute or result in, individually or in the aggregate, any sale, divestiture, license or disposition of any assets, properties or businesses, or any other action concession or undertaking, or any commitment to do any of the foregoing, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Parent, the Company and their respective Subsidiaries, taken as a whole (a “Burdensome Condition”); provided, that if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or Order so long as such requirement, condition, limitation, understanding, agreement, or Order is only binding on the Company in the event the Closing occurs.
(e) Limitations on Acquisitions. Each of the Company, Parent, US Holdco and Merger Sub shall not take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Laws. Without limiting the first sentence of this Section 8.04(e), each of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, or their respective controlled Affiliates shall not acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, or take any other action, if that action, acquisition or agreement would reasonably be expected to (i) increase the risk of not obtaining approval under the Antitrust Laws or the expiration or termination of any waiting period in connection with the Antitrust Laws; (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, or increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) prevent or delay (A) receipt of approval under the Antitrust Laws or (B) the Form F-4 being declared effective, in the case of each of the foregoing clauses (i) through (iii) other than as is de minimis.
Section 8.05 Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form mutually agreed to by the parties hereto, and shall be issued as promptly as practicable following the execution of this Agreement. Parent and the Company shall consult with each other before issuing any other press release, or scheduling a press conference or conference call with investors or analysts, and shall use reasonable best efforts to consult with each other before making any other public statement, in each case, with respect to this Agreement or the transactions contemplated hereby, and shall not issue any such press release or make any such other public statement relating to this Agreement or the transactions contemplated hereby without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, except for any such release or announcement that Parent or the Company determines, after consultation with outside legal counsel, is required by applicable Law or any listing agreement with or rule of any national or foreign securities exchange or association upon which the securities of the Company or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall provide notice to and, to the extent reasonably practicable, consult with the other party about, and shall use its reasonable best efforts to allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider any such reasonable comments that are timely provided in good faith; provided, however, that nothing in this Section 8.05 shall prohibit or limit either party from (i) making any public statement in response to questions from the press, analysts, investors or those attending industry conferences, making internal announcements to employees and making disclosures in the Company SEC Documents and the Parent SEC Documents, as applicable, so long as such statements, announcements and disclosures substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements approved in advance by the other party, or (ii) making any public statement, internal announcements to employees or disclosures in the Company SEC Documents and the Parent SEC Documents in respect of a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable, in each case only to the extent such statement, announcement or disclosure complies with Section 6.02 or Section 7.02, as applicable, and is otherwise permitted by this Agreement; provided, further, that the foregoing proviso shall not in any way effect any other prohibition or limitation contained in this Agreement.
Section 8.06 Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Parent, US Holdco, Merger Sub, the Company, the Merger, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board on the one hand, and Parent and the Parent Board and US Holdco and the US Holdco Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 8.07 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act, any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time.
Section 8.08 Stock Exchange Matters.
(a) Listing of Parent Ordinary Shares. Parent shall take all action reasonably necessary to cause the Parent Ordinary Shares to be issued in connection with the Merger to be listed on the Nasdaq (or such other stock exchange as may be mutually agreed upon by the Company and Parent), subject to official notice of issuance, prior to the Effective Time.
(b) Delisting; Deregistration of Company Common Stock. To the extent requested by Parent, prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the Nasdaq to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time.
Section 8.09 Post-Closing Compensation Matters.
(a) Parent agrees that each Company Employee at the Effective Time who continues to remain employed with Parent or its Subsidiaries (each, a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with a base salary or base wage that is no less favorable and with employee benefits that are no less favorable in the aggregate, in each case, than those provided by the Company and its Subsidiaries to such Continuing Employee as of immediately prior to the Effective Time.
(b) Parent shall provide any Continuing Employee (other than a Key Company Employee) who experiences a termination of employment other than for cause during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time with severance payments and benefits that are no less favorable than the severance payments and benefits provided by the Company and its Subsidiaries to such Continuing Employee as of the date of this Agreement as set forth on of Section 8.09(b) of the Company Disclosure Letter.
(c) Parent agrees that the transactions contemplated by this Agreement shall constitute a change in control for purposes of the Company Equity Awards.
(d) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting period under any group health plans of Parent and its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time under the applicable Parent Employee Plan for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Employee Plan, as if such services had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits, or to the extent that it would result in a duplication of benefits.
(e) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Employee Plan or Parent Employee Plan, (ii) prevent Parent, the Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (iii) prevent Parent or its Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any Company Employee, Parent Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Company or any of their Affiliates or under any benefit plan which Parent, the Company or any of their Affiliates may maintain.
Section 8.10 Obligations of US Holdco and Merger Sub. Parent shall take all actions necessary to cause US Holdco to perform its obligations under this Agreement and Parent and US Holdco shall take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.
Section 8.11 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
ARTICLE IX

CONDITIONS
Section 9.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:
(a) Company Stockholder Approval. This Agreement will have been duly adopted by the Requisite Company Vote.
(b) Parent Shareholder Approval. The grant of authority to the Parent Board to effect the Parent Share Issuance will have been approved by the Requisite Parent Vote.
(c) Listing. The Parent Ordinary Shares issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the Nasdaq, subject to official notice of issuance.
(d) Form F-4. The Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
(e) Regulatory Approvals. (i) All waiting periods applicable to the consummation of the Merger under the HSR Act (or any extension thereof or any agreement with any Governmental Entity not to consummate the Merger) shall have expired or been terminated and all required filings shall have been made and all required approvals obtained (or waiting periods expired or terminated) under applicable Antitrust Laws of the jurisdictions set forth on Schedule 9.01(e)(i) and (ii) all consents, approvals and other authorizations of any Governmental Entity set forth on Schedule 9.01(e)(ii) shall have been obtained, in the case of each of the foregoing clauses (i) and (ii), free of any Burdensome Condition.
(f) No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger, the Parent Share Issuance, or the other transactions contemplated by this Agreement.
Section 9.02 Conditions to Obligations of Parent, US Holdco and Merger Sub. The obligations of Parent, US Holdco and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Parent, US Holdco and Merger Sub on or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of the Company (other than in the first sentence of Section 4.01(a) (solely with respect to the Company), the first sentence of Section 4.01(b) (solely with respect to the Company), Section 4.02(a) (other than the last sentence), Section 4.02(b)(i), Section 4.02(b)(ii), Section 4.03(a), Section 4.03(b)(i) (solely with respect to the Company), Section 4.03(d), Section 4.05(a) and Section 4.10) set forth in Article IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 4.02(a) (other than the last sentence) and Section 4.02(b)(i) shall be true and correct (other than de minimis inaccuracies) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct (other than de minimis inaccuracies); (iii) the representations and warranties made in Section 4.05(a) shall be true and correct in all respects when made and on and as of the Closing Date; and (iv) the representations and warranties contained in the first sentence of Section 4.01(a) (solely with respect to the Company), Section 4.01(b) (solely with respect to the Company), Section 4.02(b)(ii), Section 4.03(a), Section 4.03(b)(i) (solely with respect to the Company), Section 4.03(d) and Section 4.10 shall be true and correct in all material respects when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).
(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing Date.
(c) Officers Certificate. Parent and US Holdco will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 9.02(a) and Section 9.02(b) hereof.
Section 9.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of Parent, US Holdco and Merger Sub (other than in the first sentence of Section 5.01(a) (solely with respect to Parent), the first sentence of Section 5.01(b) (solely with respect to Parent), Section 5.02(a) (other than last sentence), Section 5.02(b)(i), Section 5.02(b)(ii), Section 5.03(a) (solely with respect to Parent), Section 5.03(b)(i) (solely with respect to Parent), Section 5.03(d), Section 5.05(a), and Section 5.10) set forth in Article V of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 5.02(a) (other than the last sentence) and Section 5.02(b)(i) shall be true and correct (other than de minimis inaccuracies) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct (other than de minimis inaccuracies); (iii) the representations and warranties made in Section 5.05(a) shall be true and correct in all respects when made and on and as of the Closing Date; and (iv) the representations and warranties contained in the first sentence of Section 5.01(a) (solely with respect to Parent), Section 5.01(b) (solely with respect to Parent), Section 5.02(b)(ii), Section 5.03(a), Section 5.03(b)(i) (solely with respect to Parent), Section 5.03(d), and Section 5.10) shall be true and correct in all material respects when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).
(b) Performance of Covenants. Parent, US Holdco and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing Date.
(c) Officers Certificate. The Company will have received a certificate, signed by the chief executive officer or chief financial officer of Parent, certifying as to the matters set forth in Section 9.03(a) and Section 9.02(b).

(d) DTC. Parent has in place a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with The Depository Trust Company in respect of the Parent Ordinary Shares issuable as Merger Consideration pursuant to this Agreement, both of which are in full force and effect and are enforceable in accordance with their terms.
ARTICLE X

TERMINATION, AMENDMENT, AND WAIVER
Section 10.01 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (whether before or after the receipt of the Requisite Company Vote or the Requisite Parent Vote) by the mutual written consent of Parent and US Holdco (on the one hand) and the Company (on the other hand).
Section 10.02 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent and US Holdco (on the one hand) or the Company (on the other hand) at any time prior to the Effective Time (whether before or after the receipt of the Requisite Company Vote or the Requisite Parent Vote):
(a) if the Merger shall not have been consummated on or prior to 11:59 p.m., Eastern Time, on February 24, 2022 (such date or such later date, if any, as provided in this Section 10.02(a), the “End Date”); provided, however, that (i) in the event the condition set forth in Section 9.01(e) or Section 9.01(f) (if the applicable Law or Order relates to Antitrust Laws or Laws relating to foreign direct investments) shall not have been satisfied on or prior to the End Date, but all other conditions set forth in Article IX have been satisfied, or are capable of being satisfied (or have been waived by the party then entitled to give such waiver) on or prior to the End Date, then the End Date shall be extended without further action by the parties hereto until May 24, 2022, and (ii) in the event a Legal Action is pending such that the conditions set forth in Section 9.01(e) or Section 9.01(f) (if the applicable Law or Order relates to Antitrust Laws or Laws relating to foreign direct investments) shall not have been satisfied on or prior to the End Date as so extended, but all other conditions set forth in Article IX have been satisfied, or are capable of being satisfied (or have been waived by the party then entitled to give such waiver) on or prior to the End Date, then the End Date shall be extended without further action by the parties hereto until the earlier of (x) August 24, 2022, and (y) the date on which such Legal Action is no longer pending, plus twenty (20) Business Days; provided, further, that if a party brings any Legal Action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date has not yet passed, and the End Date occurs during the pendency of such Legal Action, the End Date shall be automatically extended by the amount of time during which such Legal Action is pending, plus twenty (20) Business Days; provided, further, however, that the right to terminate this Agreement pursuant to this Section 10.02(a) shall not be available to any party whose material breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the proximate cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;
(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the Parent Share Issuance, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.02(b) shall not be available to any party whose material breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the proximate cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order;
(c) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or
(d) if the Parent Share Issuance has been submitted to the shareholders of Parent for approval at a duly convened Parent Shareholders Meeting and the Requisite Parent Vote shall not have been obtained at such meeting (unless such Parent Shareholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).
Section 10.03 Termination by Parent and US Holdco. This Agreement may be terminated by Parent and US Holdco at any time prior to the Effective Time:

(a) if, prior to the receipt of the Requisite Company Vote, a Company Adverse Recommendation Change shall have occurred (whether or not such Company Adverse Recommendation Change is permitted by this Agreement); or
(b) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 9.02(a) or Section 9.02(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date or, if capable of being cured before the End Date, has not been cured by the Company within thirty (30) days after written notice has been given by Parent and US Holdco to the Company of such breach or failure to perform; provided, that Parent and US Holdco shall not have the right to terminate this Agreement pursuant to this Section 10.03(b) if Parent, US Holdco or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder (it being understood and agreed that if Parent and US Holdco remedy any such breach, then it may terminate this Agreement pursuant to this Section 10.03(b) when such breach has been so remedied).
Section 10.04 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:
(a) if prior to the receipt of the Requisite Company Vote at the Company Stockholders Meeting, the Company Board authorizes the Company, to the extent permitted by and subject to full compliance with the applicable terms and conditions of Section 6.02 hereof, to enter into a definitive agreement in respect of a Company Superior Proposal; provided, that the Company shall have paid any amounts due pursuant to Section 10.06(a)(ii) hereof in accordance with the terms, and at the times, specified therein; and provided further, that in the event of such termination, the Company substantially concurrently enters into such definitive agreement with respect to such Company Superior Proposal; or
(b) if, prior to the receipt of the Requisite Parent Vote, a Parent Adverse Recommendation Change shall have occurred (whether or not such Parent Adverse Recommendation Change is permitted by this Agreement); or
(c) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Parent, US Holdco or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 9.03(a) or Section 9.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date or, if capable of being cured before the End Date, has not been cured by the Company within thirty (30) days after written notice has been given by Parent to the Company of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.04(c) if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder (it being understood and agreed that if the Company remedies any such breach, then it may terminate this Agreement pursuant to this Section 10.04(c) when such breach has been so remedied).
Section 10.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article X (other than pursuant to Section 10.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination and the applicable provision or provisions hereof pursuant to which such termination is being effected, and any such termination in accordance with this Section 10.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article X, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto; provided that Section 6.04(b), Section 6.04(d), Section 8.01(c) this Section 10.05, Section 10.06 and Article XI (and any related definitions contained in any such Sections or Article) shall remain in full force and effect; provided, further, that no such termination nor payment of the Company Termination Fee or Parent and US Holdco Termination Fee shall relieve any party from liability for any Willful Breach of this Agreement.
Section 10.06 Fees and Expenses Following Termination.
(a) If this Agreement is terminated by:
(i) Parent and US Holdco pursuant to Section 10.03(a) (Company Adverse Recommendation Change);

(ii) the Company pursuant to Section 10.04(a) (Company Superior Proposal);
(iii) Parent and US Holdco or the Company pursuant to Section 10.02(c) (Failure to Obtain Company Stockholder Approval) at a time when this Agreement was terminable by Parent pursuant to Section 10.03(a) (Company Adverse Recommendation Change);
(iv) (A) Parent and US Holdco pursuant to Section 10.03(b) (Company Terminable Breach) or (B) Parent and US Holdco or the Company pursuant to Section 10.02(a) (End Date) and, in the case of either of the foregoing clause (A) or (B), (1) prior to such termination a Company Takeover Proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the Company Board and not publicly withdrawn without qualification at least seven (7) Business Days prior to such termination (provided that a Company Takeover Proposal shall be deemed not to have been publicly withdrawn if a Company Acquisition Agreement with respect to such Company Takeover Proposal is entered into within the time period set forth in clause (2) of this Section 10.06(a)(iv)) and (2) within twelve (12) months following the date of such termination the Company shall have entered into a Company Acquisition Agreement with respect to any Company Takeover Proposal, or any Company Takeover Proposal shall have been consummated (in each case whether or not such Company Takeover Proposal is the same as the original Company Takeover Proposal made, communicated, or publicly disclosed);
(v) Parent and US Holdco or the Company pursuant to Section 10.02(c) (Failure to Obtain Company Stockholder Approval) and (A) prior to the Company Stockholders Meeting a Company Takeover Proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the Company Board and not publicly withdrawn without qualification at least seven (7) Business Days prior to the Company Stockholders Meeting (provided that a Company Takeover Proposal shall be deemed not to have been publicly withdrawn if a Company Acquisition Agreement with respect to such Company Takeover Proposal is entered into within the time period set forth in clause (B) of this Section 10.06(a)(v)) and (B) within twelve (12) months following the date of such termination the Company shall have entered into a Company Acquisition Agreement with respect to any Company Takeover Proposal, or any Company Takeover Proposal shall have been consummated (in each case whether or not such Company Takeover Proposal is the same as the original Company Takeover Proposal made, communicated, or publicly disclosed); or
(vi) Parent and US Holdco or the Company pursuant to Section 10.02(c) (Failure to Obtain Company Stockholder Approval),
then the Company shall pay to Parent and US Holdco (by wire transfer of immediately available funds) (A) in the case of clauses (i) through (v), a fee in an amount equal to the Company Termination Fee and (B) in the case of clause (vi), the Parent and US Holdco Expenses. Such Company Termination Fee or Parent and US Holdco Expenses, as applicable, shall be payable (1) in the case of clause (i), clause (iii) (if such termination is by Parent and US Holdco) or clause (vi) above, within two (2) Business Days after such termination, (2) in the case of clause (ii) or clause (iii) (if such termination is by the Company) above, at or prior to, and as a condition to, the effectiveness of such termination and (3) in the case of clause (iv) or clause (v) above, concurrently with the earlier of (x) the entry into such Company Acquisition Agreement with respect to such Company Takeover Proposal and (y) the consummation of such Company Takeover Proposal. For purposes of this Section 10.06(a), all references in the definition of “Company Takeover Proposal” to “15%” shall be deemed to be references to “50%” instead. The Company confirms that it is established outside of the European Union for VAT purposes.
(b) If this Agreement is terminated by:
(i) the Company pursuant to Section 10.04(b) (Parent Adverse Recommendation Change);
(ii) Parent and US Holdco or the Company pursuant to Section 10.02(d) (Failure to Obtain Parent Shareholder Approval) at a time when this Agreement was terminable by the Company pursuant to Section 10.04(b) (Parent Adverse Recommendation Change);
(iii) (A) Company pursuant to Section 10.04(c) (Parent Terminable Breach) or (B) Parent or the Company pursuant to Section 10.02(a) (End Date) and, in the case of either of the foregoing clause (A) or (B), (1) prior to such termination a Parent Takeover Proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated the Parent Board and not publicly withdrawn without qualification at least seven (7) Business Days prior to such termination (provided that a Parent Takeover Proposal shall be deemed not to have been publicly withdrawn if a Parent Acquisition Agreement with respect to such Parent Takeover Proposal is entered into within the time period set forth in clause (2) of this Section 10.06(b)(iii)) and (2) within twelve (12) months following the date of such termination Parent shall have entered into a Parent Acquisition Agreement with respect to any Parent Takeover Proposal, or any Parent Takeover Proposal shall have been consummated (in each case whether or not such Parent Takeover Proposal is the same as the original Parent Takeover Proposal made, communicated, or publicly disclosed);
(iv) Parent and US Holdco or the Company pursuant to Section 10.02(d) (Failure to Obtain Parent Shareholder Approval) and (A) prior to the Parent Shareholders Meeting a Parent Takeover Proposal shall have been publicly disclosed or otherwise publicly known or otherwise made or communicated to the Parent Board and not publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Shareholders Meeting (provided that a Parent Takeover Proposal shall be deemed not to have been publicly withdrawn if a Parent Acquisition Agreement with respect to such Parent Takeover Proposal is entered into within the time period set forth in clause (B) of this Section 10.06(b)(iv)) and (B) within twelve (12) months following the date of such termination Parent shall have entered into a Parent Acquisition Agreement with respect to any Parent Takeover Proposal, or any Parent Takeover Proposal shall have been consummated (in each case whether or not such Parent Takeover Proposal is the same as the original Parent Takeover Proposal made, communicated, or publicly disclosed); or
(v) Parent and US Holdco or the Company pursuant to Section 10.02(d) (Failure to Obtain Parent Shareholder Approval),
then Parent and/or US Holdco shall pay, or cause to be paid by a Subsidiary, to the Company (by wire transfer of immediately available funds) a fee in an amount equal (A) in the case of clauses (i) through (iv), to the Parent and US Holdco Termination Fee and (B) in the case of clause (v), the Company Expenses. Such Parent and US Holdco Termination Fee and the Company Expenses shall be payable (1) in the case of clause (i), clause (ii) (if such termination is by the Company) or clause (v) above, within two (2) Business Days after such termination, (2) in the case of clause (ii) (if such termination is by Parent) above, at or prior to, and as a condition to, the effectiveness of such termination, and (3) in the case of clause (iii) or clause (iv) above, concurrently with the earlier of (x) the entry into such Parent Acquisition Agreement with respect to such Parent Takeover Proposal and (y) the consummation of such Parent Takeover Proposal. For purposes of this Section 10.06(b), all references in the definition of “Parent Takeover Proposal” to “15%” shall be deemed to be references to “50%” instead.
(c) The parties acknowledge and hereby agree that the provisions of this Section 10.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the parties would not have entered into this Agreement. If the Company, on the one hand, or Parent, US Holdco and Merger Sub, on the other hand, shall fail to pay in a timely manner the amounts due pursuant to this Section 10.06, and, in order to obtain such payment, the other party makes a claim against the non-paying party that results in a judgment, the non-paying party shall pay to the other party the reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 10.06 at the prime rate as published in The Wall Street Journal in effect on the date such payment was actually received, or a lesser rate that is the maximum permitted by applicable Law. For the avoidance of doubt, any payment made (or caused to be made by a Subsidiary) by the Company, Parent or US Holdco under this Section 10.06 shall be payable only once with respect to this Section 10.06 and not in duplication even though such payment may be payable under one or more provision hereof. Each of the parties to this Agreement further acknowledges that the payment of the Company Termination Fee or Parent and US Holdco Expenses by the Company or the Parent and US Holdco Termination Fee or Company Expenses by Parent and/or US Holdco, as applicable, is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub, or the Company, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. The parties to this Agreement agree that the monetary remedies set forth in this Section 10.06 and the specific performance remedies set forth in Section 11.12 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent, US Holdco and Merger Sub and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful Breach of any covenant, agreement or obligation

(in which case only Parent, US Holdco and Merger Sub shall be liable for damages for such fraud or Willful Breach), and upon payment of such amount, none of Parent, US Holdco or Merger Sub or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful Breach of any covenant, agreement or obligation; and (ii) Parent, US Holdco and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful Breach of any covenant, agreement or obligation.
(d) Except as expressly set forth in this Section 10.06, all expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses. If Parent and US Holdco receive the Company Termination Fee, then Parent and US Holdco will not be entitled to also receive a payment of the Parent and US Holdco Expenses; upon payment of any Company Termination Fee, any previously paid Parent and US Holdco Expenses shall be credited against the amount of the Company Termination Fee. In no event shall the Company be entitled to receive more than one payment of the Parent and US Holdco Termination Fee or more than one payment of the Company Expenses. If the Company receives the Parent and US Holdco Termination Fee, then the Company will not be entitled to also receive a payment of the Company Expenses; upon payment of any Parent and US Holdco Termination Fee, any previously paid Company Expenses shall be credited against the amount of the Parent and US Holdco Termination Fee.
(e) Notwithstanding anything to the contrary contained in this Section 10.06 or elsewhere in this Agreement, in the event this Agreement is terminated by (i) the Company for any reason at a time when Parent and US Holdco would have had the right to terminate this Agreement, Parent and US Holdco shall be entitled to receipt of any Company Termination Fee that would have been (or would have subsequently become) payable had Parent and US Holdco terminated this Agreement at such time, and (ii) Parent and US Holdco for any reason at a time when the Company would have had the right to terminate this Agreement, the Company shall be entitled to receipt of any Parent and US Holdco Termination Fee that would have been (or would have subsequently become) payable had the Company terminated this Agreement at such time.
Section 10.07 Amendment. Subject to Section 11.13, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote or the Requisite Parent Vote, by written agreement signed by each of the parties hereto; provided, however, that: (a) following the receipt of the Requisite Company Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Company Common Stock without such approval; and (b) following the receipt of the Requisite Parent Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Parent Ordinary Shares without such approval.
Section 10.08 Extension; Waiver. At any time prior to the Effective Time, Parent, US Holdco or Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
ARTICLE XI

MISCELLANEOUS
Section 11.01 Interpretation; Construction.

(a) The words “hereof,” “herein,” “hereto” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents, headings and captions contained herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified and references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or subsection. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. Unless the context otherwise requires, the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References (i) to “$” and “dollars” are to the currency of the United States; (ii) to “€” are to Euros and (iii) to “days” shall be to calendar days unless otherwise indicated. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively. No summary of this Agreement or any Exhibit, Annex, Schedule or other document delivered herewith prepared by or on behalf of any party will affect the meaning or interpretation of this Agreement or such Exhibit, Annex or Schedule. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York, U.S.A., unless otherwise specified. Any Contract, instrument or law defined or referred to herein means such Contract, instrument or law as from time to time amended, modified or supplemented (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to (x) any Contract, instrument or statute shall be deemed to refer to such Contract, instrument or statute, as amended, as of such date, and (y) any rules or regulations promulgated under any such statute, in each case, as of such date). Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms. It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect, and nothing set forth in any provision herein will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision hereof. References to “this Agreement” shall include the Company Disclosure Letter and Parent Disclosure Letter. References to documents or information “made available” or “provided” to Parent and/or US Holdco or the Company or similar terms shall mean that, prior to the execution of this Agreement, such information, document or material was (i) with respect to the Company, made available to Parent and includes documents (A) made publicly available by the Company on the SEC’s EDGAR database with respect to the Company and its Subsidiaries or (B) made available for review by Parent or Parent’s Representatives in the Project Gretna Data Room hosted at Intralinks.com or otherwise provided in writing to Parent or Parent’s Representatives by or on behalf of the Company (including any “clean room” or on an “outside counsel only” basis) and (ii) with respect to Parent, was made available to the Company and includes documents (A) made publicly available by Parent on the SEC’s EDGAR database with respect to Parent and its Subsidiaries or (B) made available for review by the Company or the Company’s Representatives in the Project Gretna – Reverse DD Data Room hosted at Intralinks.com or otherwise provided in writing to the Company or the Company’s Representatives by or on behalf of Parent and/or US Holdco (including in any “clean room” or on an “outside counsel only” basis). When calculating the period of time before which, within which, or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. References to “costs”, “expenses” or “liabilities” incurred by a Person shall not include any amount in respect of VAT comprised in such costs, expenses or liabilities for which either that Person or, if relevant, any other member of the VAT group to which that person belongs is entitled to credit as input tax. “As of the date hereof” and similar phrases mean “as of the date of this Agreement”.
(b) Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to in this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto. Any matter set forth on the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an admission by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company or Parent, as the case may be, under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement, nor shall be construed as an admission or indication to any Third Party that any breach or violation exists or has actually occurred.
Section 11.02 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 11.02 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms; provided that the term of such Confidentiality Agreement shall be extended for one (1) year following the date of termination of this Agreement.
Section 11.03 Governing Law. This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.
Section 11.04 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Legal Action, the Superior Court of the State of Delaware or the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate courts therefrom). Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 11.06 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 11.04; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 11.05 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS

CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.05.
Section 11.06 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or (a) when delivered by hand providing proof of delivery; (b) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery); or (c) on the date sent by email (provided that no “bounce back” or similar message of non-delivery is received with respect thereto). Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a written notice given in accordance with this Section 11.06):
If to Parent, US Holdco or Merger Sub, to:
ICON plc
South County Business Park
Leopardstown
Dublin 18, Ireland
Attention: Diarmaid Cunningham; Brendan Brennan
Email: diarmaid.cunningham@iconplc.com; Brendan.Brennan@iconplc.com
with a copy (which will not constitute notice to Parent, US Holdco or Merger	Cahill Gordon & Reindel LLP
32 Old Slip
New York, New York 10005
Attention: William M. Hartnett, Kimberly C. Petillo-Décossard & Ross E. Sturman
Email: whartnett@cahill.com; kpetillo-decossard@cahill.com; rsturman@cahill.com
Sub) to: If to the Company, to:	PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh, NC 27612
Attention: Christopher L. Gaenzle
Email: GaenzleChris@prahs.com
with a copy (which will not constitute notice to the Company) to:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Krishna Veeraraghavan; Laura C. Turano
Email: kveeraraghavan@paulweiss.com; lturano@paulweiss.com
Section 11.07 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Parent Disclosure Letter, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, the Parent Disclosure Letter, and the Company Disclosure Letter (other than an exception expressly set forth as such in the Parent Disclosure Letter or Company Disclosure Letter), the statements in the body of this Agreement will control.
Section 11.08 No Third-Party Beneficiaries. Except as provided in (i) Article III (including, for the avoidance of doubt, the rights of former holders of Company Common Stock Company Equity Awards to receive the Merger

Consideration) but only from and after the Effective Time and (ii) Section 7.05 (which shall be to the benefit of the Persons referred to in such section) but only from and after the Effective Time and (iii) Section 11.13 hereof (which shall be to the benefit of the Persons referred to in such section), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.
Section 11.09 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 11.10 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. None of Parent, US Holdco or Merger Sub, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (Parent and US Holdco in the case of Parent, US Holdco and Merger Sub) and any purported assignment in violation hereof shall be null and void ab initio; provided, however, that notwithstanding the foregoing, prior to the Effective Time, the Company’s consent to Parent, US Holdco or Merger Sub assigning all or any portion of its rights, interests or obligations under this Agreement to Parent or one or more of Parent’s direct or indirect wholly owned subsidiaries shall be not unreasonably withheld, delayed or conditioned. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 11.11 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.
Section 11.12 Specific Performance.
(a) The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached by the parties. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at Law or in equity.
(b) Each party further agrees that: (i) no such party will oppose or raise any objection to the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.12, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.
Section 11.13 Debt Financing Sources. Notwithstanding anything herein to the contrary, the Company, on behalf of itself, and its Subsidiaries, and each of its controlled Affiliates and each of the other parties to this Agreement on behalf of itself, its Subsidiaries, and each of its controlled Affiliates agrees that:
(a) no Debt Financing Related Party shall have any liability hereunder (whether in contract or in tort, in law or in equity, or granted by statute) to the Company or its Subsidiaries for any claims, causes of action, obligations, or losses arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance, or breach

(provided that nothing in this Section 11.13 shall limit the liability or obligations of the Debt Financing Related Parties under the Commitment Letter or any definitive agreements with respect to the Debt Financing (or after the Closing Date, the Company and its Subsidiaries that are party to any Debt Financing)); and
(b) only Parent (on behalf of itself and US Holdco and including Parent’s permitted successors and assigns under the Commitment Letter) shall be permitted to bring any claim against a Debt Financing Related Party for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Commitment Letter.
No amendment or waiver of this Section 11.13 (or the definitions used herein) shall be effective to the extent such amendment is adverse to the Debt Financing Related Parties without the prior written consent of the Lenders. In addition, in no event will any Debt Financing Related Party be liable to the Company or its Subsidiaries for any consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Debt Financing. Notwithstanding anything herein to the contrary, the parties hereto agree that any claim, controversy or dispute any kind or nature (whether based upon contract, tort or otherwise) involving a financial institution that has agreed to provide Debt Financing that is in any way related to this Agreement, the Merger or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law) (except as otherwise contemplated in the Debt Commitment Letter, or any other definitive agreement pursuant to which the Debt Financing is provided, that the Laws of another jurisdiction shall govern in lieu of the Laws of the State of New York). The parties hereto hereby further agree that New York state or United States Federal courts sitting in New York County, State of New York shall have exclusive jurisdiction over any claim, controversy or dispute any kind or nature (whether based upon contract, tort or otherwise) involving a financial institution that has agreed to provide Debt Financing that is in any way related to this Agreement, the Merger or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing. The provisions in Section 11.05 of this Agreement shall apply to matters contemplated in this Section 11.13, as applicable, mutatis mutandis. The Debt Financing Sources are intended third party beneficiaries (including, on behalf of the Debt Financing Related Parties) of this Section 11.13. This Section 11.13 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.
Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith (other than any letter of transmittal), by its acceptance of the benefits of this Agreement:
(a) Parent, US Holdco and Merger Sub each covenants, agrees and acknowledges that no persons other than the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, notwithstanding that a shareholder and its Affiliates or its respective managing members or general partners may be partnerships or limited liability companies, none of Parent, US Holdco or Merger Sub has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, any Non-Recourse Party of the Company, through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Non-Recourse Party of the Company, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or law, or otherwise; and
(b) the Company covenants, agrees and acknowledges that no persons other than Parent, US Holdco and Merger Sub have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, the Company does not have any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, any Non-Recourse Party of Parent or Merger Sub, through Parent, US Holdco or Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against any Non-Recourse Party of Parent, US Holdco or Merger Sub, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or law, or otherwise.
Section 11.15 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto, it being understood and agreed that all parties hereto need not sign the same counterpart. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
ICON PLC
By:	/s/ Brendan Brennan
	Name:	Brendan Brennan
	Title:	CFO

ICON US HOLDINGS INC.
By:	/s/ Steve Cutler
	Name:	Steve Cutler
	Title:	President

INDIGO MERGER SUB, INC.
By:	/s/ Steve Cutler
	Name:	Steve Cutler
	Title:	CEO

PRA HEALTH SCIENCES, INC.
By:	/s/ Colin Shannon
	Name:	Colin Shannon
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

EXHIBIT A

Certificate of Incorporation of the Surviving Corporation

[See attached.]

CERTIFICATE OF INCORPORATION

OF

PRA HEALTH SCIENCES, INC.
FIRST: The name of this corporation shall be: PRA Health Sciences, Inc. (the “Corporation”).
SECOND: The registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle. The name of the registered agent at such address is Corporation Service Company.
THIRD: The nature of the business or purposes of the corporation to be conducted or promoted to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).
FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is 1,000 shares of capital stock all of which shall be designated “Common Stock” and have a par value of $0.01 per share.
FIFTH: Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.
SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.
SEVENTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.
EIGHTH: To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Neither the amendment nor repeal of this Article Eighth, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.
NINTH: The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this paragraph shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.
TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.
* * * * * *

Annex B
OPINION OF CENTERVIEW PARTNERS LLC
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
February 23, 2021
The Board of Directors
ICON plc
South County Business Park
Leopardstown
Dublin 18, Ireland
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to ICON plc, an Irish public limited company (“Parent”), of the Consideration (as defined below) proposed to be paid by Parent and its subsidiaries pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Parent, Indigo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), ICON US Holdings Inc., a Delaware corporation and wholly owned subsidiary of Parent (“US Holdco”) and PRA Health Sciences, Inc., a Delaware corporation (the “Company”). The Agreement provides that Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), with the Company surviving the Merger as a direct or indirect wholly owned subsidiary of Parent, and each issued and outstanding share of common stock, par value $0.01 per share, of the Company (collectively, “Company Shares”) immediately prior to the effective time of the Merger (other than Cancelled Shares, Dissenting Shares and Subsidiary-Held Shares (in each case, as defined in the Agreement)) will be converted into the right to receive (i) from subsidiaries of Parent $80.00 in cash, without interest (the “Cash Consideration”) and (ii) from Parent 0.4125 of one ordinary share, par value €0.06 per share (the “Parent Ordinary Shares”), of Parent (the “Stock Consideration”, and taken together (and not separately) with the Cash Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of Parent in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. In the past two years, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. We may provide investment banking and other services to or with respect to Parent or the Company or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Parent, the Company, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated February 23, 2021 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 and Annual Reports on Form 20-F of Parent for the years ended December 31, 2019, December 31, 2018 and December 31, 2017; (iii) certain interim reports to shareholders of the Company and Parent, including Quarterly Reports on Form 10-Q of the Company and quarterly reports furnished on Form 6-K of Parent; (iv) certain publicly available research analyst reports for the Company and

Parent; (v) certain other communications from the Company and Parent to their respective shareholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by Parent for purposes of our analysis (collectively, the “Company Internal Data”); (vii) certain financial forecasts, analyses and projections relating to the Company prepared by management of Parent and furnished to us by Parent for purposes of our analysis (the “Company Forecasts”); (viii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent, including certain financial forecasts, analyses and projections relating to Parent, prepared by management of Parent and furnished to us by Parent for purposes of our analysis (the “Parent Forecasts”) (this clause (viii), the “Parent Internal Data”); and (ix) certain tax and other cost savings and operating synergies projected by the management of Parent to result from the Transaction furnished to us by Parent for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of Parent and the Company regarding their assessment of the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts) and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for Parent and the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent and the Company, as applicable, as to the matters covered thereby, and we have relied, at your direction, on the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts) and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts), the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us and that the representations and warranties made by each of the Company, Parent, US Holdco and Merger Sub in the Agreement are and will be true and correct in all respects material to our analysis. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of Parent. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, Parent’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Parent or in which Parent might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Parent of the Consideration proposed to be paid by Parent and its subsidiaries pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Parent or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration proposed to be paid by Parent and its subsidiaries pursuant to the Agreement or otherwise. Our opinion, as expressed herein, relates, in part, to the relative values of the Company and Parent. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Parent Ordinary Shares actually will be when issued pursuant to the Transaction or the prices at which the Company Shares or Parent Ordinary Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of Parent or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Parent (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration proposed to be paid by Parent and its subsidiaries pursuant to the Agreement is fair, from a financial point of view, to Parent.
Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex C
[BOFA SECURITIES LETTERHEAD]
February 24, 2021
The Board of Directors
PRA Health Sciences, Inc.
4130 ParkLake Avenue, Suite 400
Raleigh, NC 27612
Members of the Board of Directors:
We understand that PRA Health Sciences, Inc. (“PRA Health”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among PRA Health, ICON plc (“ICON”), ICON US Holdings, Inc. (“US Holdco”) and Indigo Merger Sub, Inc., a wholly owned subsidiary of ICON and US Holdco (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into PRA Health (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of PRA Health (“PRA Health Common Stock”), other than Cancelled Shares, Dissenting Shares and Subsidiary-Held Shares (as such terms are defined in the Agreement), will be converted into the right to receive (i) $80.00 in cash (the “Cash Consideration”) and (ii) 0.4125 of one ordinary share (such fraction of an ordinary share, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”), par value €0.06 per share, of ICON (“ICON Ordinary Shares”). The terms and conditions of the Merger are more fully set forth in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of PRA Health Common Stock of the Consideration to be received by such holders in the Merger.
In connection with this opinion, we have, among other things:
(1)	reviewed certain publicly available business and financial information relating to PRA Health and ICON;
(2)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of PRA Health furnished to or discussed with us by the management of PRA Health, including certain stand-alone financial forecasts relating to PRA Health prepared by the management of PRA Health (such forecasts, “PRA Health Forecasts”);

(3)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of ICON furnished to or discussed with us by the management of ICON, including certain stand-alone financial forecasts relating to ICON prepared by the management of ICON (such forecasts, “ICON Forecasts”);

(4)
reviewed certain estimates as to the amount and timing of, and costs to achieve, cost savings (collectively, the “Cost Savings”) anticipated by the management of PRA Health to result from the Merger based on guidance provided by the management of ICON;

(5)
reviewed certain estimates as to the amount and timing of tax savings (the “Tax Savings”) anticipated by the management of PRA Health to result from the Merger based on guidance provided by the management of ICON;

(6)
discussed the past and current business, operations, financial condition and prospects of PRA Health with members of senior managements of PRA Health and ICON, and discussed the past and current business, operations, financial condition and prospects of ICON with members of senior managements of PRA Health and ICON;

(7)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of ICON, including the potential effect on ICON’s estimated earnings per share;
(8)	reviewed the trading histories for PRA Health Common Stock and ICON Ordinary Shares and a comparison of such trading histories with the trading histories of other companies we deemed relevant;
(9)	compared certain financial and stock market information of PRA Health and ICON with similar information of other companies we deemed relevant;
(10)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

The Board of Directors
PRA Health Sciences, Inc.

(11)	reviewed a draft, dated as of February 23, 2021, of the Agreement (the “Draft Agreement”); and
(12)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of PRA Health and ICON that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the ICON Forecasts, we have been advised by ICON, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of ICON as to the future financial performance of ICON, and, at the direction of PRA Health, we have relied on the ICON Forecasts for purposes of our opinion. With respect to the PRA Health Forecasts, the Cost Savings and the Tax Savings, we have been advised by PRA Health, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PRA Health as to the future financial performance of PRA Health and the other matters covered thereby and, at the direction of PRA Health, we have relied on the PRA Health Forecasts, the Cost Savings and the Tax Savings for purposes of our opinion. We have also relied, at the direction of PRA Health, on the assessments of the management of PRA Health as to ICON’s ability to achieve the Cost Savings and the Tax Savings and have been advised by PRA Health, and have assumed, with the consent of PRA Health, that the Cost Savings and the Tax Savings will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PRA Health, ICON, or any other entity, nor have we made any physical inspection of the properties or assets of PRA Health, ICON or any other entity. We have not evaluated the solvency or fair value of PRA Health or ICON under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of PRA Health, that the Merger will be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on PRA Health, ICON, or the contemplated benefits of the Merger. We also have assumed, at the direction of PRA Health, that that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.
We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger or any terms, aspects or implications of any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Merger or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of PRA Health or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of PRA Health Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Merger or any related entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to PRA Health or in which PRA Health might engage or as to the underlying business decision of PRA Health to proceed with or effect the Merger. In addition, we are not expressing any view or opinion with respect to, and we have relied, with the consent of PRA Health, upon the assessments of PRA Health and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to PRA Health, ICON or any other entity and the Merger (including the contemplated benefits thereof) as to which we understand that PRA Health obtained such advice as it deemed necessary from qualified professionals. We further express no opinion as to what the value of ICON Ordinary

The Board of Directors
PRA Health Sciences, Inc.

Shares actually will be when issued or the prices at which PRA Health Common Stock or ICON Ordinary Shares will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter.
We have acted as financial advisor to PRA Health in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, PRA Health has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.
We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PRA Health, ICON and certain of their respective affiliates.
We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PRA Health and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans, letters of credit and credit, leasing and conduit facilities for PRA Health and/or certain of its affiliates as well as a co-lead arranger and a lender under a credit facility and (ii) having provided or providing certain treasury management services and products to PRA Health and/or certain of its affiliates.
In addition, we and our affiliates may in the future provide investment banking, commercial banking and other financial services to ICON and may receive compensation for the rendering of these services.
It is understood that this letter is for the benefit and use of the Board of Directors of PRA Health (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.
Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on PRA Health, ICON or the Merger. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of PRA Health Common Stock is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ BofA Securities, Inc.
BOFA SECURITIES, INC.

Annex D
UBS Securities LLC 1285 Avenue Of The Americas New York NY 10019 Tel. +1-212-713 2000
February 24, 2021

The Board of Directors
PRA Health Sciences, Inc.
4130 ParkLake Avenue, Suite 400
Raleigh, NC 27612
Dear Members of the Board of Directors of PRA Health Sciences, Inc.:
We understand that PRA Health Sciences, Inc., a Delaware corporation (the “Company”), is considering a transaction whereby ICON plc, a public limited company organized under the laws of the Republic of Ireland (“Acquiror”), will effect a merger involving the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of February 23, 2021 (the “Agreement”), by and among Acquiror, the Company, Indigo US Holdings Inc., a Delaware corporation (“Holdco”), and INDIGO MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Acquiror and Holdco (“Sub”), Sub will merge with and into the Company whereby the Company will become a wholly owned subsidiary of Acquiror and Holdco (the “Transaction”). Pursuant to the terms of the Agreement each issued and outstanding share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”), will be cancelled and converted (subject to certain exceptions as set forth in the Agreement) into the right to receive (x) 0.4125 of one ordinary share, par value €0.06 per share, of Acquiror (“Acquiror Ordinary Shares” and, such aggregate number of Acquiror Ordinary Shares, the “Stock Consideration”), and (y) $80.00 in cash (the “Cash Consideration” and, collectively with the Stock Consideration, the “Consideration”).
The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Consideration to be received by such holders in the Transaction.
UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. UBS Group AG (the indirect parent of UBS) and its subsidiaries, branches and affiliates provide a wide range of investment banking, commercial banking and other financial services (including wealth, asset and investment management, corporate finance, municipal lending solutions, and securities issuing, trading and research). In connection therewith, UBS and / or its affiliates may have provided services unrelated to the Transaction to the Company and its affiliates and/or the Acquiror and its affiliates and received compensation for such services. In addition, in the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade loans, debt and/or equity securities of the Company and/or the Acquiror for its own account or for the accounts of customers, and may at any time hold a long or short position in such securities.

The Board of Directors of PRA Health Services, Inc.
February 24, 2021

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to what the value of Acquiror Ordinary Shares will be when issued pursuant to the Transaction or the price at which Acquiror Ordinary Shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Acquiror or the Transaction. We have not been authorized to solicit and have not solicited indications of interest in a transaction with the Company from any party.
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Acquiror; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that senior management of the Company and you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Acquiror that were not publicly available, including financial forecasts and estimates prepared by the management of Acquiror that senior management of the Company and you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of Acquiror that were not publicly available that senior management of the Company and you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and Acquiror concerning the businesses and financial prospects of the Company and Acquiror; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of Company Common Stock and Acquiror Ordinary Shares; (ix) considered certain pro forma effects of the Transaction on Acquiror's financial statements; (x) reviewed the Agreement; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

The Board of Directors of PRA Health Services, Inc.
February 24, 2021

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future financial performance of their respective company and such synergies and pro forma effects. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. The issuance of this opinion was approved by an authorized committee of UBS.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

The Board of Directors of PRA Health Services, Inc.
February 24, 2021

This opinion is provided for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.
Very truly yours, UBS SECURITIES LLC

By:	/s/ UBS SECURITIES LLC

Annex E
Section 262 of the Delaware General Corporation Law
§ 262. Appraisal rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
*****

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Officers and Directors of ICON
The ICON constitution provides that, so far as may be permitted by the Irish Companies Act, every director, managing director, secretary or other officer of ICON shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses, and liabilities incurred by them in the execution and discharge of their duties or in relation thereto including any liability incurred by them in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as an officer or employee of ICON and in which judgment is given in their favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which he is acquitted or in connection with any proceedings or any application under the Irish Companies Act or under any statute for relief from liability in respect of any such act or omission in which relief is granted to them by the Court.
However the Irish Companies Act only permits ICON to enter into an agreement to pay the costs or discharge the liability of a director or the secretary where judgment is given in their favor in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors or the secretary of ICON. Any obligation of an Irish company which purports to indemnify a director or secretary of an Irish company over and above this will be void under Irish law, whether contained in its constitution or any contract between the director and the company.
The Irish company law restrictions outlined above do not prevent ICON from obtaining, and paying for, directors’ and officers’ liability insurance, as well as other types of insurance, for its directors and officers.
Item 21.	Exhibits and Financial Statement Schedules
A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.
Item 22.	Undertakings
(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(b) The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form F-4, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests.
(c) The undersigned registrant hereby undertakes to supply by means of a post-eﬀective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became eﬀective.

EXHIBIT INDEX
Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of February 24, 2021, by and among ICON plc, ICON US Holdings Inc., Indigo Merger Sub, Inc. and PRA Health Sciences, Inc. (attached as Annex A to the joint proxy statement/prospectus included in this Registration Statement (schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the Securities and Exchange Commission upon request))

3.1	Description of the Constitution of ICON plc (incorporated by reference to exhibit 99.2 to ICON’s Form 6K (File No. 333-08704) filed on July 25, 2016)

5.1	Form of Opinion of A&L Goodbody LLP as to the validity of the ordinary shares of ICON plc being registered pursuant to this registration statement

21.1	* List of Subsidiaries of ICON (incorporated by reference to Item 4 of ICON’s Annual Report on Form 20-F filed February 24, 2021)

23.1	Consent of KPMG, Independent Registered Public Accounting Firm, relating to the financial statements of ICON plc

23.2	Consent of Deloitte & Touche LLP relating to the financial statements of PRA

23.3	Consent of A&L Goodbody LLP (included in Exhibit 5.1)

24.1	Power of Attorney of Officers and Directors (included on the signature page of this registration statement)

99.1	* Form of Proxy Voting Card of ICON plc

99.2	* Form of Proxy Voting Card of PRA Health Sciences, Inc.

99.3	Consent of Centerview Partners LLC

99.4	Consent of BofA Securities, Inc.

99.5	Consent of UBS Securities LLC
*	To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dublin, Ireland, on March 31, 2021.
ICON PLC

/s/ Brendan Brennan

Name:	Brendan Brennan
Title:	Chief Financial Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Steve Cutler and Brendan Brennan, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign the Registration Statement on Form F-4 under the Securities Act of 1933, as amended, to sign any and all pre- or post-effective amendments to the Registration Statement on Form F-4, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.
Signature	Title	Date
/s/ Ciaran Murray	Chairman of the Board and Director	March 31, 2021
Ciaran Murray

/s/ Dr. Steve Cutler	Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2021
Dr. Steve Cutler

/s/ Brendan Brennan	Chief Financial Officer (Principal Financial Officer)	March 31, 2021
Brendan Brennan

/s/ Rónán Murphy	Lead Independent Director	March 31, 2021
Rónán Murphy

/s/ Professor Hugh Brady	Director	March 31, 2021
Professor Hugh Brady

/s/ Dr. John Climax	Director	March 31, 2021
Dr. John Climax

/s/ Joan Garahy	Director	March 31, 2021
Joan Garahy

Signature	Title	Date
/s/ Professor William Hall	Director	March 31, 2021
Professor William Hall

/s/ Eugene McCague	Director	March 31, 2021
Eugene McCague

/s/ Julie O’Neill	Director	March 31, 2021
Julie O’Neill

/s/ Mary Pendergast	Director	March 31, 2021
Mary Pendergast
AUTHORIZED REPRESENTATIVE
Puglisi & Associates
/s/ Donald J. Puglisi	Authorized Representative in the United States	March 31, 2021
Donald J. Puglisi
Managing Director, Puglisi & Associates